Form 20-F
period 2003-03-31
TAG OIL LTD
filed 2003-09-30
CIK 912785

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003 (with other information to September 24, 2003 except where noted)

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-22500

TAG OIL LTD

(Exact name of Registrant specified in its charter)

TAG OIL LTD

(Translation of Registrant's name into English)

YUKON TERRITORY, CANADA

(Jurisdiction of incorporation or organization)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.      None

Number of outstanding shares of TAG Oil's only class of capital stock as on March 31, 2003.

6,278,061 Common Shares Without Par Value (7,678,061 outstanding at September 24, 2003)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17     ☒     Item 18 ☐

(End of Cover Page)

TABLE OF CONTENTS

of the Form 20F of TAG Oil Ltd.

Currency, Measurement and Glossary of Industry Terms

Currency and Measurement

All currency amounts are stated in Canadian dollars unless otherwise indicated.

Conversion from metric into imperial units of measurement is as follows:

Metric Units	Imperial Units
hectare	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

Industry Expressions

The following are industry expressions used in this Annual Report:

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Depletion is the reduction in petroleum reserves due to production.

Exploration Well is a well drilled without knowledge of the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to them.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Participating Interest or Working Interest is an equity interest, compared with a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties or other imposts due on gross income.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Trap is a geological structure covered by a seal in which hydrocarbons build up to form an oil or gas reservoir.

Forward Looking Statements

This Report contains forward looking statements and these forward looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

Actual operational and financial results may differ materially from our expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, changes or disruptions in the political or fiscal regimes in our areas of activity, changes tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.KEY INFORMATION

Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2003, 2002, 2001, 2000 and 1999, is derived from the audited consolidated financial statements of the Company. The audited financial statements of the Company for the years ended March 31, 2003, 2002 and 2001 are included in this Filing. The selected historical financial information for the year ended March 31, 2000 & 1999 presented in the table below are derived from audited financial statements of the Company that are not included in this Filing. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 12 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in Cdn$)

		Year Ended March 31

	2003	2002	2001	2000	1999
	$	$	$	$	$
Current Assets	1,245,229	2,211,443	1,801,712	2,522,428	1,975,411
Oil and Gas Properties	521,041	457,812	471,634	326,967	1,601,198
Property and Equipment	400,583	413,841	31,173	38,477	49,670
Incorporation Costs	-	-	-	-	-
Total Assets	2,166,853	3,095,372	2,304,519	2,887,872	3,626,279
Share Capital	10,584,745	10,349,531	9,434,111	9,434,111	9,476,862
Deficit	(8,527,037)	(7,531,784)	(7,400,648)	(6,895,740)	(6,102,227)
Interest Income	43,470	83,691	108,360	163,039	334,413
Rental Income	23,000	4,000	-	-	-
Net Loss	(995,253)	(131,136)	(504,908)	(793,513)	(261,481)
Net Loss per Share	(0.16)	(0.03)	(0.27)	(0.42)	(0.14)

The Company has adopted the new recommendations of the CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized in these consolidated financial statements using a fair value based method.

Under U.S. Generally Accepted Accounting Principles (in Cdn$)

			Year Ended March 31

	2003	2002	2001	2000	1999
	$	$	$	$	$
Current Assets	1,227,455	2,223,719	1,819,212	2,566,098	1,975,411
Oil and Gas Properties	567,701	444,794	416,406	313,942	1,277,101
Property and Equipment	400,583	413,841	31,173	38,477	49,670
Incorporation Costs	-	-	-	-	-
Total Assets	2,213,513	3,082,354	2,266,790	2,918,517	3,302,182
Share Capital	13,627,603	13,379,371	12,421,741	12,463,944	12,575,558
Deficit	(11,566,296)	(10,574,642)	(10,443,507)	(9,938,598)	(9,525,020)
Cumulative Comprehensive Adj.	-	-	17,500	43,670	-
Interest Income	43,470	83,691	108,360	163,039	334,413
Rental Income	23,000	4,000	-	-	-
Net Loss	(995,253)	(131,136)	(504,908)	(413,578)	(261,481)
Net Loss per Share	(0.16)	(0.03)	(0.28)	(0.23)	(0.14)

The following is a summary statement of the material differences between Canadian and U.S. generally accepted accounting principles relevant in the preparation of the Company's financial statements:

(a) under U.S. GAAP, a ceiling test under the full cost method is required for each cost centre by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. Under Canadian GAAP, ceiling tests under the full cost method are required for each cost centre and for the aggregate of all cost centres by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment, with any excess capitalized costs written off to expense. Further, the ceiling test for the aggregate of all cost centres is required to include the effects of future removal and site restoration costs, general and administrative expenses, financing costs and income taxes.

Given the nature of the Company's operations and assets the Company is of the view that for the two years ended March 31, 2003 the foregoing difference in Canadian and U.S. GAAP would not have resulted in any material disclosure differences insofar as the Company's financial results are concerned.

Exchange Rates

Our financial statements, as provided under Item 8 and 17 are presented in Canadian Dollars. On March 31, 2003 the buying rate for Canadian dollars was US $1.00 for Cdn$1.4678. At the close of business on September 24, 2003 the buying rate for Canadian dollars was US$1.00 for Cdn$1.3573. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months:

	Oct 2002	Nov 2002	Dec 2002	Jan 2003	Feb 2003	Mar 2003
Month End	1.5575	1.5650	1.5776	1.5215	1.4840	1.4678
Average	1.5777	1.5714	1.5593	1.5410	1.5124	1.4759
High (2)	1.5980	1.5905	1.5776	1.5672	1.5297	1.4944
Low (2)	1.5575	1.5538	1.5488	1.5184	1.4918	1.4628

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2003	2002	2001	2000	1999

Year End (1)	1.4678	1.5942	1.5763	1.4494	1.5087
Average	1.5491	1.5655	1.5041	1.4713	1.5038
High (2)	1.5988	1.6125	1.5763	1.5127	1.5565
Low (2)	1.4628	1.5583	1.4497	1.4353	1.4177

Notes:
(1) Year end is March 31.
(2) The high and low buying rate figures are selected from daily high and low closing figures.

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

The common shares of our company must be considered a speculative investment due to a number of factors. An investment in our common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that our common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1. Failure to Locate Commercial Quantities of Hydrocarbons and Geological Risks

Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures we incur on our exploration properties will result in discoveries of commercial quantities of hydrocarbons. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market, and variations in the market price may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by geological conditions that cannot be foreseen.

2. Marketability and Price of Oil and Natural Gas

The marketability and price of oil and natural gas that may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions.

3. Limited Financial Resources

We have limited financial resources and, if our business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand our business. We currently have no operating revenues and rely principally on the issuance of common shares to raise funds to finance our business. There is no assurance that market conditions will continue to permit us to raise funds, if required.

4. History of Losses and Reliance on Certain Persons

The Company has a history of losses from operations from failed investments in the oil and gas business. The management of the Company and the growth of the Company's business depends on the continued involvement of Mr. Alex Guidi, a principal shareholder who has been instrumental in securing funding for the Company. The Company does not have any formal agreement in place with Mr. Guidi. Mr. Guidi has other business interests, which results in him devoting only a small portion of his time to the business of the Company.

5. Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our company liable for environmental damage without regard to negligence or fault on the part of our company. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts our company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business. We believe that we have conducted our business in substantial compliance with all applicable environmental laws and regulations.

6. Indemnities may be Unenforceable or Uncollectable

The operating agreements with participants in a property generally provide for the indemnification of the company that is the operator. We are not the operator in programs on oil and gas properties and may be requested to reimburse the company that is the operator for losses or damages caused or incurred in the course of operations.

7. Title to Properties

In all cases, the terms and conditions of the permit or licence granting the right to the Registrant, or the party from which the Registrant acquired, the right to explore for, and develop, hydrocarbons prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the Registrant and reliance on third party operators of permits and licenses, or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation to the Registrant.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

The Company participates in its permits or licences with industry partners with access to greater resources from which to meet their joint venture capital commitments.

If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in any production from the joint venture area. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements, which can give rise to interpretive disputes with other parties who are financially interested in the property.

The Registrant does not maintain title insurance over its properties. See also Risk Factor 11 regarding title insurance.

8. Possible Lack of or Inadequacy of Insurance

The operator of each permit maintains insurance against certain public liability, operational and environmental risks on behalf of the respective joint venture, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to our company, or that the benefits of such insurance will be adequate to cover our liability.

9. Effect of Different Currencies

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has appreciated against the value of the CDN and US currency to the detriment of our Company during that period. An increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars.

10. Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The Company's common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

11. No Title Insurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

12. Dealings With Associated Companies

We are associated through common directors, common officers and common shareholdings with four other public hydrocarbon companies. In certain cases, our company has been assigned interests from associated companies in compliance with applicable corporate law.

We may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of our company and the associated companies should not consider a purchase of our securities.

See Item 7 - Major Shareholders and Related Transactions

13. Competition

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond its control, including the proximity and capacity of natural gas pipelines and the effect of regional or national regulations.

14. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions.

The Company may acquire or hold interests in unproven exploration permits and varying circumstances, including an inadequacy in the financial resources available to the Company to pay for the work required by the permit terms and conditions or, the inability of the Company to secure the required equipment such as a drilling rig at the time required, and or circumstances beyond the control or influence of the Company may result in the failure to satisfy the terms and conditions of the permit and could therefore result in the complete loss or surrender of the interest in the permit or license without compensation to the Company.

15. Foreign Jurisdiction Risks; Governmental Laws and Local Conditions

Claims of aboriginal peoples in New Zealand may adversely affect the rights or operations of our company and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. We have exploration interests in New Zealand and Papua New Guinea and are therefore subject to their respective regulations that relate directly and indirectly to our operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in the jurisdictions in which we currently operate will not change in a manner that may materially and adversely affect our business.

16. Value of Properties

The amounts attributed to our properties in our financial statements represent acquisition and exploration expenditures to date, and should not be taken to in any way reflect realizable value.

17. Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company's directors and officers are residents of Canada or New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabiliites under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company's non-U.S. resident officers or directors.

ITEM 4.INFORMATION ON THE COMPANY

History and Development of the Company

Our legal and corporate name is TAG Oil Ltd. although we have had the name changes disclosed below. We are a Calgary, Alberta, Canada based hydrocarbon resource company that holds an interest in the following New Zealand exploration permits; Petroleum Exploration Permit ("PEP") 38256, PEP 38741, PEP 38480, PPP 38761. We also have interests in New Zealand prospecting permit PEP 38258 and are part of a New Zealand study group over Block M in the Taranaki Basin, located beside the Company's interest in PEP 38741. As a company domiciled in the Yukon Territory, Canada, our legally registered office is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, YT, Canada, Y1A 3T2. Our principal business office is located at Suite 400-17th Avenue, Calgary, Alberta, Canada, T2S 0B1 and our regional exploration office is located at 1067-88 Valley Road, RD1, Wakefield 7181, New Zealand.

We were incorporated in British Columbia on December 12, 1990 under the name "398052 B.C. Ltd." by the registration of memorandum and articles under the Company Act (British Columbia). We changed our name to "Aldus Energy (Canada) Corp." on January 28, 1991, to "Aldus Energy Corp." on April 4, 1991, to "Durum Energy Corp." on July 18, 1991, to "Durum Cons. Energy Corp." on October 27, 1998 and to our current name "TAG Oil Ltd." on June 12, 2002. We became a reporting company in British Columbia on obtaining a receipt for our initial prospectus in British Columbia in February 1992. We obtained a listing on the Vancouver Stock Exchange (the "VSE") and commenced trading through the facilities of the VSE on March 16, 1992. Trading in our common shares was halted by the VSE on September 12, 1996 and recommenced on May 5, 1997.

On October 29, 1997 we were continued (or re-domiciled) from a company subsisting under the jurisdiction of the Company Act (British Columbia) to a company subsisting under the Business Corporations Act (Yukon). Our authorized share capital was originally 25,000,000 common shares without par value. Effective April 5, 1995, we subdivided our shares on a two new for one old basis. Effective October 27, 1998, we increased our authorized share capital to an unlimited number of common shares without par value and consolidated its shares on a one new for five old basis. At September 24, 2003, a total of 7,678,061 shares of common stock were outstanding.

Effective with the October 27, 1998 share consolidation (or "reverse-split"), we changed our name to Durum Cons. Energy Corp. and then changed our name again to our current name TAG Oil Ltd. on June 12, 2002. Our common shares were listed on the Canadian Venture Exchange ("CDNX") until September 21, 2000, and the United States Over-the-Counter Bulletin Board ("OTCBB") under the trading symbols DUR and TAGOF (formerly "DUREF") respectively. On September 21, 2000 we voluntarily delisted our common shares from trading on the CDNX. Subsequent to September 21, 2000 our common shares have traded solely on the OTCBB.

During the 2003 fiscal year the Company made three acquisitions, through agreements made with associated company Indo-Pacific Energy Ltd. ("Indo-Pacific") and one acquisition through an agreement made with associated company Gondwana Energy, Ltd., for exploration interests in New Zealand and incurred significant expenditures totalling $517,379 directly related to its oil and gas properties for the year. The Company also incurred significant general and administrative costs totalling $827,989, after taking into effect stock option compensation expenses totalling $110,606, and relating to the increased activity of the Company in its acquisition efforts in the oil and gas industry.

During the previous fiscal year ended March 31, 2002 the Company did not make any significant expenditures directly related to its oil and gas properties and actually had a net recovery of costs totalling $13,822 for this period. For the period ended March 31, 2001 however, we made several significant expenditures, totalling $649,346, on our oil and gas properties in the normal course of our operations. The significant expenditures are detailed in Item 4. "Property, Plant and Equipment". The Company expects to spend approximately $200,000 on exploration of its current New Zealand based oil and gas properties for the balance of the 2004 fiscal year.

On May 2, 2003, the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers, who are principal shareholders of the Company, to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

See Item 7 - Major Shareholders and Related Transactions

On May 14, 2003, the Company issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

See Item 7 - Major Shareholders and Related Transactions

On May 30, 2003, the Company granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2009 respectively.

See Item 7 - Major Shareholders and Related Transactions

On August 18, 2003, the Company (25%), along with Indo-Pacific (75%), was granted Petroleum Prospecting Permit 38258 ("PPP 38258"), located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

The Company gave notice to the operator of APPL 235 (formerly "PPL 192") Indo-Pacific, of which TAG has a 10% share that the Company does not wish to participate in the permit.

On August 19, 2003, Indo-Pacific, as operator of PEP 38741, committed the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The budgeted cost to the Company to drill the required exploration well is anywhere from $250,000 to $825,000, depending on the decided depth of the planned well.

On August 20, 2003, the Company sold its commercial office unit purchased by the Company during the 2002 fiscal year for $391,591, to an arm's length purchaser, for gross sale proceeds of $420,000.

On September 2, 2003, the Company agreed to participate in a study group with Tap Oil Limited and Indo-Pacific to study "Block M" located in the Taranaki Basin next to the Company's property PEP 38741.

Business Overview

Nature of Operations

We are an independent oil and gas acquisition and exploration company, incorporated in Canada, with all our interests in hydrocarbon exploration prospects currently being in New Zealand. We are involved in the exploration for hydrocarbons and all of our current property holdings are in the grassroots or primary exploration stage. We currently do not generate any revenues from the sale of hydrocarbons and therefore are not currently affected by principal markets for hydrocarbon products, seasonality of products, or marketing channels. We do not have a reliance on raw materials, or any significant patents or licences, as we operate in an extractive industry.

We compete with other companies in bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Austral Pacific region. We are also subject to government regulation of the oil and gas properties we hold and in the operations we conduct on those properties. The effects of these regulations are described in Item 4. "Property, Plant and Equipment".

Organizational Structure

Our operations are conducted in part through our wholly-owned subsidiaries, being;

1. Durum Energy (New Zealand) Limited;
2. Durum (Australia) Pty. Ltd.; and
3. Durum Energy (PNG) Limited

All of the above noted subsidiaries are owned 100% and we hold 100% of the voting rights.

Unless indicated otherwise, the terms "the Company" or any reference to our business and operations will refer to TAG Oil Ltd. including its subsidiaries.

Property, Plant and Equipment

Our major operations and principal activities are in the oil and gas exploration business. The following is a brief description of the principal prospects held by the Company. For definitions of technical terms in the following description of properties, see the Glossary of Industry Terms found at the beginning of this report. Apart from our interests in the following hydrocarbon exploration properties, we hold only minor office assets for the purpose of operating our business.

The following properties are discussed in this section:

Property	Location	Working Interest

PEP 38256	Canterbury	38.89%
PEP 38741	Taranaki	20.00%
PEP 38480	Offshore Taranaki	25.00%
PPP 38761	Taranaki	10.00%
PEP 38258	Offshore Canterbury	25.00%

APPL 235 (formerly "PPL 192")	Papua New Guinea	10.00% (1)

(1) The Company gave notice to the operator of APPL 235 that we do no wish to participate in the permit and it is likely to be forfeited.

Exploration Regime in New Zealand

Petroleum exploration permits granted in New Zealand generally provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants are allowed to exceed the committed work programs for the permits or apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products. No performance bond is required, but in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Petroleum Exploration Permit 38256 (38.89%); Canterbury

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island.

The total area of the onshore and offshore Canterbury Basin is about twelve million acres. The original area of PEP 38256 (some 2.76 million acres) covered approximately half of the onshore area. One-half of the original area was relinquished in 2000, and a further one-half of the then-current area was relinquished during 2002. At that time, the duration of the permit was also extended to 2007.

During the reporting period, the Company gave notice and approval to the operator of PEP 38256, to increase the Company's interest in PEP 38256 from 10% to 38.89%, as a result of AMG Oil withdrawing from the permit.

The permit work program, after taking into effect the increase in the Company's interest during the reporting period, requires the Company to incur exploration expenditures of approximately $43,000 for the balance of its 2004 fiscal year. This is in addition to the $5,692 already spent to the date of this report. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

Petroleum Exploration Permit 38741 (20.00%); Taranaki

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, NZ$479,195. The farm-in costs of NZ$479,195 include the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a $3.3 million ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo with an unrelated party, Tap Oil Ltd., on PEP 38741 and totaled $366,201. After the farm-in the participant interests in PEP 38741 are Tap (New Zealand) Pty. Ltd. (50%), Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%).

During the reporting period, the ceiling amount of NZ$3.3 million mentioned above was reached and accordingly the Company is now required to pay its pro-rata costs of all expenditures relating to the permit.

Since the end of the 2003 fiscal year and to the date of this report, the Company has spent $2,468 relating to the permit and is expected to incur additional exploration expenditures relating to permit administration, geology and geophysics and 3D seismic data processing, of approximately $77,000 during the balance of its 2004 fiscal year.

Petroleum Exploration Permit 38480 (25.00%); Offshore Taranaki

The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the offshore Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%).

The Company is expected to incur exploration expenditures, consisting of permit administration, geology and geophysics and processing the results of a 2D seismic program acquired in February 2003, totalling approximately $40,000 during the balance of the 2004 fiscal year.

Petroleum Prospecting Permit 38761 (10.00%); Taranaki

The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) was granted Petroleum Prospecting Permit 38761 (PPP 38761), located in the onshore Tarankai Basin, North Island, on February 13, 2003. The Company paid Indo NZ$43,316 for the 10% interest, calculated based on past costs.

The Company and other participants completed the requirements associated with the granting of the Petroleum Prospecting Permit which included acquiring and processing approximately 10km2 of 3D seismic within the existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum.

The term of the permit was set as the earlier of one year after grant or the closing bids for the acreage, which includes the area covered by this permit. Such bids have now been invited and the closing date for the bids is October 31, 2003, so PPP 38761 expires on that date. However the Company and the other joint venture partners intend to bid for this acreage. The Company is expected to incur exploration expenditures relating to this permit, totalling approximately $7,448 during the balance of its 2004 fiscal year.

See also Item 10 Material Contracts.

Petroleum Exploration Permit 38258 (25.00%); Taranaki

On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

Exploration Regime in Papua New Guinea

Petroleum Prospecting Licenses in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. In the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a license bond of between Kina 50,000 to Kina 100,000 (3 Kina = approx $1). A Petroleum Prospecting License awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by local landowners.

APPL 235 (formerly "PPL 192") (10%)

An application was made to replace PPL 192 and PPL 215, of which the Company did not have an interest, with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 235, and has been offered to the Company by the PNG Department of Petroleum and Energy. The Company currently holds 10% of the APPL 235 application and Indo-Pacific holds 90% and is the operator. The initial work stage of APPL 235, will be to drill an exploration well within the first two years of the licence, at a cost of approximately US$10m. The Licence offer has not yet been accepted by the joint venture.

The Company gave notice to the operator of APPL 235 that we do no wish to participate in the permit and accordingly we will forfeit our interest and write-off the net book value of $1 remaining on the balance sheet at March 31, 2003.

Environmental Regulation in New Zealand and PNG

New Zealand

In New Zealand, on land and in waters within twelve miles of the coast, the Resource Management Act 1991 controls users of natural and physical resources, including petroleum explorers, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Management Act 1991 places the emphasis on assessment of the effect the proposed activity will, or might, have on the environment with a view to promoting sustainable management. Under the Resource Management Act 1991, most of the responsibility for managing resources and their use is given to local authorities. Regional and district councils must produce and continuously update planning schemes for their jurisdictions which establish procedures and standards for assessing and approving environmental standards in accordance with the Resource Management Act.

Papua New Guinea

In Papua New Guinea, the Environmental Planning Act, the Environmental Contaminants Act, the Water Resources Act and the Conservation Areas Act are the four main statutes relating to environmental regulation of the exploration for, and development and production of, hydrocarbons.

The Environmental Planning Act requires the preparation of an environmental plan and prescribes the procedures for submitting, and obtaining the approval for, a prospecting development license. The Environmental Contaminants Act regulates the prevention and control of environmental contamination and provides for other aspects of environmental protection. The Water Resources Act regulates water use in all of Papua New Guinea. For the use of water in the exploration for, or development and production of, hydrocarbons, a permit is required under this statute. The Conservation Areas Act regulates preservation of the environment and of natural cultural sites and areas. If the exploration for, or development and production of, hydrocarbons is to occur in such a site or area, a permit is required under this statute from the Minister of the Environment.

ITEM 5.OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of our historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company (See ITEM 17) for the years ended March 31, 2003, 2002, and 2001, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 12 to the financial statements, under Item 17. All dollar values are expressed in Canadian dollars, unless otherwise stated.

Operating Results

Summary

We are in the exploration and evaluation stage with respect to our oil and gas properties and therefore do not generate any sales or revenue from operations. We have experienced losses in each of our fiscal periods and have not yet achieved break even cash flow. Our main source of capital currently is the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2003 were $8,527,037. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs.

Results of Operations -2003 Compared to 2002 and 2001

We have conducted our operations as an acquisition and exploration company and our primary focus over the 2003 fiscal year has been the investigation and acquisition of additional oil and gas properties.

Our policy for the 2004 is to acquire additional interests and complete the required exploration commitments on our existing New Zealand interests and, where possible, minimize our risk exposure by farming out interests to other industry participants.

For the three years ended March 31, 2003, we generated $nil in oil and gas revenues. Total cost of sales for the same three year period was also $nil.

We incurred $827,989 in general and administrative expenses for the year ended March 31, 2003, inclusive of $110,606 in stock-based compensation, compared to $211,827 for the year ended March 31, 2002 and $150,465 for the year ended March 31, 2001. The Company's loss consisted of general and administrative costs of $827,989 (2002: $211,827 2001: $150,465), which were partially offset by a recovery of costs of $222,976, interest income of $43,470, rental income of $23,000 and a gain on sale of marketable securities of $3,656. In addition, the Company, during the year ended March 31, 2003, wrote-off oil and gas property costs of $72,661 relating to the purchase of PEP 38723 from Gondwana Energy, Ltd. and $381,489 relating to the costs of APPL 235 (formerly "PPL 192"). The Company also wrote-off $6,216 in capitalized leasehold improvement costs, related to a former office space. All General and Administrative costs for the 2003 fiscal period increased, with the exception of accounting and audit, general exploration and legal, which decreased, when compared to the 2002 fiscal year as a result of the Companies increased efforts in searching for and acquiring new oil and gas opportunities.

The Company's operating loss, for the comparable period last year, was substantially less than the current twelve-month periods loss as a result of less business activity for the period. In 2002, general and administrative costs of $211,827 and a write-down of marketable securities of $7,000 were partially offset by interest income of $83,691 and rental income of $4,000. In 2001, general and administrative costs of $150,465 and a write-down of oil and gas properties of $504,679 were partially offset with interest income of $108,360, a gain on marketable securities of $18,776 and a recovery of costs of $23,100.

Inflation

We operate primarily in New Zealand, where inflation for our operational costs is at low levels - i.e. in the 2-5% range.

Foreign Currency Fluctuations

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has appreciated against the value of the CDN and US currency to the detriment of our Company during that period. A further increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

Government Regimes

We are subject to foreign governmental regulations that relate directly and indirectly to our operations including title to the petroleum interests acquired by the Company, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which we are operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect our business. There is no assurance that the laws of any jurisdiction in which we carry on business may not change in a manner that materially and adversely affects our business.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") However there are some exceptions and these are detailed below.

a) Assets

Marketable Securities and Investments. Under Canadian GAAP the Company's marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company's marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b) Stockholders' Equity

Contributed Surplus

Under Canadian GAAP, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

(1)require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and

(2)require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes.

During the 2003 fiscal year the Company granted 250,000 (2002 and 2001: Nil) fully vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005. As these options were granted below the market rate as of the day of grant, the Company applied the Black-Scholes option pricing model using the closing price of US$0.63 on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $110,606.

The Company for purposes of US GAAP follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the Company's common shares exceeds the exercise price on the date of grant.

However, Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation (SFAS 123) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black Scholes, or similar option pricing model. SFAS 123 has, in effect, been complied with in the 2003 fiscal year under the Company's new Canadian GAAP rules issued by the CICA.

For non-employees, the Company uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

c) Oil and Gas Properties

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders' equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

d) New Accounting pronouncements

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 145.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 146.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002 and will not affect the Company.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. There has been no impact on the Company's financial position or results of operations from adopting SFAS 149.

In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. There has been no impact on the Company's financial position or results of operations from adopting SFAS 150.

Liquidity and capital resources -2003 Compared to 2002 and 2001

Currently, we have sufficient capital to satisfy the required capital expenditures for the 2004 fiscal year in order to maintain our interests in all of our New Zealand based permits. We did not receive any revenue from our operations in 2003 and do not expect to receive any operational revenue during the fiscal 2004 year. In order to satisfy our expected future capital and operational expenditures, we will likely need to raise additional capital from outside sources. It is uncertain whether we will be able to secure outside sources of capital in an amount that is sufficient for us to continue with our expected operations. Due to the exploratory nature of our assets, we do not believe that traditional forms of debt financing are available to us.

At March 31, 2003 we had $1,136,084 in working capital (March 31, 2002: $1,946,094, March 31, 2001: $1,530,656). During the fiscal year ended March 31, 2003 we issued 400,000 units at a price of US$0.20 per unit pursuant to a private placement agreement to raise total proceeds of US$80,000. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$ 0.30 in the second year. The resale of the common shares under this private placement are subject to a one-year hold period in accordance with applicable law.

During the fiscal year ended March 31, 2002 we issued 4,000,000 units at a price of US$0.15 per unit pursuant to private placement agreements to raise total proceeds of US$600,000. Each unit consists of one share of common stock and one share purchase warrant to purchase an additional share of common stock at a price of US$0.20 until June 6, 2002, at a price of US$0.25 until June 6, 2003 and thereafter at a price of US$0.30 until expiry on June 6, 2004. This private placement was ratified by shareholders at the annual and special meeting held on September 19, 2001.

There were no financing activities undertaken for the fiscal period ended March 31, 2001.

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2003 fiscal year, nor are they anticipated to change during the 2004 fiscal year.

Our anticipated capital expenditures on petroleum properties for the 2004 fiscal year are less than $200,000 for our New Zealand interests and can be met by our current working capital. In addition to these expenditures, the Company and Indo-Pacific, as operator of PEP 38741, committed, on August 19, 2003, the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit.

The budgeted cost to the Company to drill the required exploration well is between $250,000 and $825,000, depending on the depth of the well, and is expected to occur in May of 2004. We would need to raise additional working capital through the issuance of common shares to have the funds necessary to participate in exploration well and future permit requirements thereafter, or we would need to farm-out our interest to another party to reduce the capital commitments of the Company.

Anticipated Total Work Obligations Before March 31, 2004

(As at 31 March 2003)

	Description of		Source of
Property	Work	CAD$	Funds

Unproved:
New Zealand:
PEP 38256	Permit Maintenance	$ 3,000	Working Capital
PEP 38741	Permit Maintenance & Seismic	15,000	Working Capital
PEP 38480	Permit Maintenance & Seismic	44,000	Working Capital
PPP 38761	Permit Maintenance & Seismic	22,000	Working Capital

Total Work Obligations		$ 80,000

The estimates of anticipated Total Work Obligations before March 31, 2004, have been revised as at September 24, 2003, and the amended obligations are as follows:

	Description of		Source of
Property	Work	CAD$	Funds

Unproved:
New Zealand:
PEP 38256 (1)	Permit Maintenance	$ 43,000	Working Capital
PEP 38741 (2)	Permit Maintenance & Seismic	77,000	Working Capital
PEP 38480	Permit Maintenance & Seismic	44,000	Working Capital
PPP 38761	Permit Maintenance & Seismic	22,000	Working Capital
PEP 38258 (3)	Permit Maintenance & Seismic	10,000	Working Capital

Total Work Obligations		$ 196,000

(1) During the reporting period, the Company gave notice and approval to the operator of PEP 38256, to increase the Company's interest in PEP 38256 from 10% to 38.89%, as a result of AMG Oil withdrawing from the permit. As a result anticipated expenditures relating to the permit increased as a result of the larger percentage interest.

(2) The Company and Indo-Pacific, as operator of PEP 38741, committed, on August 19, 2003, the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The budgeted cost to the Company to drill the required exploration well is between $250,000 and $825,000, depending on the depth of the well, and is expected to occur in May of 2004.

(3) On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin

Research and Development, Patents and Licences

Not applicable.

Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in CAD$ and US$ and we incur our exploration expenditures in NZ$.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and officers of our company are:

Name and Municipality	Position Held	Office Held Since
of Residence

Alan Hart, (1) (2)	Chairman of the Board of Directors	Chairman - 2003
Wakefield, NZ		Director - 2002

Drew Cadenhead (3)	President, Chief Executive Officer	2003
Calgary, AB	and a Director

Garth Johnson,	Chief Financial Officer,	2001
Vancouver, B.C.	Secretary and a Director

Barry MacNeil, (1)	Director	2001
Vancouver, B.C.

Gordon Abougoush (1) (4)	Director	2003
Kelowna, B.C.

(1) Member of audit committee.

(2) Mr. Hart resigned as President & CEO in April 2003 and was appointed Chairman of the Board at that time.

(3) Mr. Cadenhead was appointed President, Chief Executive Officer and a Director in April of 2003.

(4) Mr. Abougoush was appointed a Director in May 2003.

All directors have a term of office expiring at our next annual general meeting, unless re-elected. Our next meeting will be held in September 2004. Messrs. Hart, Cadenhead, Johnson, MacNeil and Abougoush were elected as directors to hold office for the upcoming year at our recent Annual General Meeting of Shareholders held on August 27, 2003. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Alan Hart has been the Corporation's Chairman since April 24, 2003 and until that time had been our Chief Executive Officer, President as well as a Director since his hiring on July 18, 2002 and until resigning as President and Chief Executive Officer on April 24, 2003. Mr. Hart obtained his Master's Degree in Geology from the University of Texas at Arlington in 1979 and has a long and exemplary career in the oil and gas industry. He has worked in several emerging oil and gas regions including North and West Africa, Central America, Southeast Asia, Australia and New Zealand.

Mr. Drew Cadenhead has been the Corporation's President, Chief Executive Officer and a Director since April 24, 2003. Mr. Cadenhead began his career in the oil and gas industry in 1979 with Amoco and Canadian Hunter where he was responsible for exploration in Canada's Western Sedimentary Basin. Mr. Cadenhead has held various executive positions in the energy sector, including Vice President of Exploration and executive positions responsible for acquisitions and divestitures. Of particular importance to the Company is, Mr. Cadenhead's international successes in New Zealand's Taranaki Basin with Fletcher Challenge. Mr. Cadenhead is a member of the C.S.P.G. and APEGGA and holds the professional designation P. Geol and received his Bachelor of Science in Geology from the University of Calgary.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined our company as the corporate accountant.

He is currently the Chief Financial Officer, Secretary and a Director of our Company as well as Chief Financial Officer and a director of Trans-Orient Petroleum Ltd., a Director of Indo-Pacific Energy Ltd. and Secretary of Gondwana Energy, Ltd.

Mr. Barry MacNeil has been a member of the board of directors of the Corporation since October 1, 2001. Mr. MacNeil is a Certified General Accountant who worked for two years at BDO Dunwoody, Ward & Malette, a well-known and respected Accounting firm in Langley, B.C. Additionally, Mr. MacNeil worked as a Corporate Accountant for a Conveyor Belt Manufacturing Company in Surrey, B.C. until becoming self-employed in 1993.

Mr. Gordon Abougoush has been a member of the Board of Directors of the Corporation since May of 2003. He has extensive experience in business development and operations. Of particular importance to the continued development of the Company is Mr. Abougoush's track record of financing and operating successful early stage growth companies. He is the founder and operator of a company that employs 65 individuals and he is also actively involved in commercial and residential property development.

We have not taken out liability insurance to cover our directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered.

Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal year indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option

Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options (6)	Exercise Price	Expiry Date

Alan Hart, Chairman and Director (1)	2003 2002 2001	87,175 - -	- - -	100,000 - -	US$0.40 - -	May 31, 2008 - -

Drew Cadenhead President, Chief Executive Officer and Director (2) (7)	2003 2002 2001	- - -	- - -	- - -	- - -	- - -

Garth Johnson Secretary (3)	2003 2002 2001	34,653 21,033 -	- - -	100,000 - -	US$0.40 - -	May 31, 2008 - -

Bernhard Zinkhofer, Director (4)	2003 2002 2001	- - -	13,665 28,624 5,942	- - -	- - -	- - -

Barry MacNeil, Director	2003 2002 2001	- - -	- - -	10,000 - -	US$0.40 - -	May 31, 2008 - -

Gordon Abougoush, Director (5)	2003 2002 2001	- - -	- - -	100,000 - -	US$0.40 - -	May 31, 2008 - -

  Mr. Hart resigned as President & CEO in April 2003 and was appointed Chairman of the Board at that time.

  Mr. Cadenhead was appointed President, Chief Executive Officer and a Director in April of 2003.

  Mr. Johnson was paid $34,653 (2002: $21,033) through invoices submitted by DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., as a result of Mr. Johnson's time spent on the registrant.

  Legal fees paid to the law firm in which Mr. Zinkhofer is a partner. Mr. Zinkhofer resigned as a director of the Company in May of 2003 and was replaced by Mr. Abougoush.

  Mr. Abougoush was appointed a Director in May 2003, replacing Mr. Zinkhofer.

  Options were granted on May 30, 2003 and vest over a five-year period and, once exercised, are subject to resale restrictions.

  Mr. Cadenhead, as part of a consulting, incentive shares and non-competition agreement, acquired 1,400,000 common shares of the Company at a price of US$0.005 per share. The shares are subject to voting, vesting and resale conditions. See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement.

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. We may pay per diem rates to directors from time to time depending on required levels of activities.

Since February 1994, we did not pay regular remuneration to our executive officers. However during the 2002 fiscal year we began paying Mr. Johnson, in his role as an employee of DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., for his services for the Company in a management role and as corporate accountant for the Company. DLJ Management invoices the registrant on a cost recovery basis for time spent on the registrant by Mr. Johnson on regulatory and accounting functions.

On July 20, 2002, we entered into an agreement with Mr. Hart for his services as President and CEO of the Company whereby the Company paid Mr. Hart US$6,000 per month under this agreement until June of 2003. Thereafter we have been paying Mr. Hart, in his capacity as Chairman of the Board and as a Director, NZ$2,400 per month on a month-to-month basis.

On April 24, 2003, we entered into a one-year, consulting, incentive shares and non-competition agreement, with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Mr. Cadenhead, to provide oil and gas exploration executive services to the Company. The Company agreed to pay Rimu, for Mr. Cadenhead's services as the Company's President, Chief Executive Officer and as a Director, a signing bonus of $12,000, in addition to annual consideration of $148,000. The agreement included the entitlement to purchase 1,400,000 common shares of the Company at a price of US$0.005 per share, with the shares being subject to certain voting, vesting, and resale conditions.

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers for services rendered, nor was any remuneration paid to directors except: (a) consulting fees paid to Dr. David Bennett, a former director, of $5,953 in fiscal 2001 and (b) legal services provided by a law firm in which Bernhard Zinkhofer, is a partner. The cost of these legal services during the 2002 fiscal year was $13,665 (2002: $28,624 and 2001: $5,942).

We currently do not offer profit sharing, pension or retirement benefit plans to our officers or directors and none are presently proposed. There are no arrangements for payments on termination for any officer in the event of a change of control, with the exception that upon a change of control of the Company occurring, directors options and incentive shares that are subject to vesting provisions are deemed to have vested completely, immediately prior to a change of control occurring.

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be scheduled in September 2004, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of September 26, 2003 the following are the Company's officers and directors.

Name	Period served in position
Alan Hart (1), Chairman and Director	1.3 years
Drew Cadenhead, President, Chief Executive Officer and Director	6 months
Garth Johnson, Secretary, Chief Financial Officer and Director	2.5 years
Barry MacNeil (1), Director	2 years
Gordon Abougoush (1), Director	5 months
(1) member of the audit committee

Audit and remuneration committees

List of Audit Committee members as at September 26, 2003:

Alan Hart
Barry MacNeil
Gordon Abougoush

The Company does not have a remuneration committee.

Employees and Consultants

We have one full time consultant located in Calgary, Alberta, being Mr. Cadenhead through his wholly-owned company Rimu Resources Ltd. All of our administrative duties are carried out by either Mr. Cadenhead or DLJ Management Corp., located in Vancouver, B.C., ("DLJ") a 100% owned subsidiary of Trans-Orient Petroleum Ltd., under a month to month contract. We are billed by DLJ on an hourly basis for time spent on a cost recovery basis to DLJ. Mr. Alan Hart is paid as a part-time consultant working in New Zealand on the Company's behalf and he devotes a majority of his time to other interests.

See "Item 7 - Major Shareholders and Related Transactions".

Share ownership by officers and directors

Mr. Drew Cadenhead owns 1,400,000 common shares of the Company that are subject to certain voting, vesting and resale provisions.

See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement.

Mr. Gordon Abougoush owns 8,500 common shares of the Company.

Stock options were granted to directors of the Company on May 30, 2003, as follows:

Name	Number	Exercise	Expiry
Alan Hart	100,000	US$0.40	May 31, 2008
Garth Johnson	100,000	US$0.40	May 31, 2008
Gordon Abougoush	100,000	US$0.40	May 31, 2008
Barry MacNeil	10,000	US$0.40	May 31, 2008

There were no incentive options granted to any director, officer or employee or exercised in the years ended March 31, 2003, 2002 or 2001.

The Company has no defined plan for involving employees in the capital of the Company. The Company may, at the discretion of the board of directors, grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Vesting of options may be made at the time of granting of the options or over a period of up to five years as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of our common stock. All ownership shown is of record and reflects beneficial ownership as of September 15, 2003. Information was provided by the individuals themselves.

(a) Security Held by Certain Beneficial Owners

Name and address of owner	Number of Shares of Class	Percent
Alex Guidi Vancouver, B.C.	4,684,000 (1)	46.02%
Drew Cadenhead Calgary, Alberta	1,400,000 (2)	18.23%
Brad Holland Dhahran, Saudi Arabia	609,280 (3)	7.45%
Tanya Loretto Richmond, B.C.	547,000 (4)	6.86%
Zena Loretto Delta, B.C.	615,300 (5)	8%
Jack Loretto Delta, B.C.	421,101 (6)	5.35%
Ron Bertuzzi Vancouver, B.C.	489,704 (7)	6.22%
Peter Loretto Richmond, B.C.	669,907 (8)	8.06%
Hampton Financial Partners, Inc. Menlo Park, California	1,365,000 (9)	16.59%

(1) Of the 4,684,000 common shares owned by Mr. Guidi, 200,000 are held by International Resource Management Corp., 100,000 are held by Pacific Reach Management Ltd. and 60,000 are held by Explore Publishing Corp., all are B.C. companies that are wholly-owned by Mr. Alex Guidi. The remaining 4,324,000 common shares are indirectly held by Mr. Guidi through his registered retirement savings plan.

Of the 4,684,000 shares held by Mr. Guidi, 2,500,000 are attributable to common shares, which may be acquired within 60 days under warrants. Specifically Mr. Guidi holds warrants to acquire up to 2,500,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(2) All of the 1,400,000 common shares owned by Mr. Cadenhead, are subject to a 48 month vesting period, whereby no shares vest for the first thirty six months and then 350,000 shares vest on the thirty seventh month, 350,000 shares vest at month forty one, month forty five and month forty eight. In addition the vested shares are subject to a selling schedule whereby no shares can be sold for three years. Thereafter 5,000 shares per month from month thirty six to forty eight and then 20,000 can be sold from month forty nine to sixty on a non cumulative basis. Thereafter there are no sales restrictions. In addition Mr. Cadenhead has agreed to vote the shares at the direction of the board at all shareholder meetings of the Company for a period of three years. The Company may also buy the shares back from Mr. Cadenhead, should the Consulting, Incentive Shares and Non-Competition Agreement be terminated for cause or not renewed by either party upon expiry of the first three one-year terms.

See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement

(3) Of the 609,280 shares held by Mr. Holland, 500,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically Mr. Holland holds warrants to acquire up to 500,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(4) Of the 547,000 shares held by Ms. Tanya Loretto, 75,000 are held by Wavecrest Capital Corp., a B.C. company that is wholly-owned by Ms. Loretto. The remaining 472,000 common shares are indirectly held by Ms. Tanya Loretto through her registered retirement savings plan. Of the 547,000 shares held by Ms. Tanya Loretto, 290,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically, Ms. Tanya Loretto holds warrants to acquire up to 290,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(5) Of the 615,300 shares held by Ms. Zena Loretto, 200,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically Ms. Zena Loretto holds warrants to acquire up to 200,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 until expiry on June 6, 2006.

(6) Of the 421,101 shares held by Mr. Jack Loretto, 211,101 are held by McLellan Investments Ltd. and 200,000 are held by Panorama Ridge Investment Corp., both of which are B.C. companies that are wholly-owned by Mr. Loretto. Of the 421,101 shares held by Mr. Loretto, 200,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically, Mr. Loretto holds warrants to acquire up to 200,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(7) Of the 489,704 shares indirectly held by Mr. Bertuzzi through his registered retirement savings plan, 200,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically Mr. Bertuzzi holds warrants to acquire up to 200,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(8) Of the 669,907 shares held by Mr. Peter Loretto, 112,000 are held by PCL Holdings Ltd. and 22,367 are held by 437581 BC Ltd., both of which are B.C. companies that are wholly-owned by Mr. Loretto. The remaining 535,540 common shares are indirectly held by Mr. Peter Loretto through his registered retirement savings plan. Of the 669,907 shares held by Mr. Peter Loretto, 110,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically, Mr. Peter Loretto holds warrants to acquire up to 110,000 shares at a price of US$ 0.35 per share until June 6, 2005 and thereafter at a price of US$ 0.50 per share until expiry on June 6, 2006.

(9) Of the 1,387,500 shares held by Hampton Financial Partners, Inc., 400,000 are attributable to common shares which may be acquired within 60 days under warrants and 150,000 are shares may be acquired within 60 days under options. Specifically, Hampton Financial Partners, Inc. holds warrants to acquire up to 400,000 shares at a price of US$ 0.35 per share expiring on August 21, 2005 and thereafter at a price of US$ 0.50 per share until expiry on August 21, 2006 and Hampton holds an option to acquire up to 150,000 shares at a price of US$0.40 until expiry on March 7, 2005.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of Mr. Cadenhead's purchase of 1,400,000 shares of the Company in May of 2003 and with Hampton Financial Partners, Inc.'s purchase of 437,500 shares of the Company in the 2002 fiscal year and an additional 400,000 shares of the Company during the 2003 fiscal year.

Insider Reporting

The Securities Act (Yukon) does not prescribe any reporting requirements for insiders of our company. We are a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (British Columbia). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after the month in which any trade in our securities occurs. Copies of the reports and summaries of the insider activity as well as issuer activity are available for public inspection at www.sedi.com, the Canadian regulatory website for insider trading.

Host Country Shareholders

The proportion and number of shareholders of record in the United States as at September 12, 2003 are as follows:

Estimated proportion of shares held in the U.S.	16%
Number of shareholders	573
Number of shares held	1,212,853

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder, Mr. Alex Guidi.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

  At March 31, 2003 we owed $81,592 to certain public companies with directors, officers and/or principal shareholders in common with the Company (being Indo-Pacific and DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd.). At March 31, 2003, a joint venture, in which the Company is a part of, owes the Company $21,374.

  Mr. Bernhard Zinkhofer served as a Director of the Company until May of 2003 and for the fiscal year ended March 31, 2003, Mr. Zinkhofer's firm received $13,665 for legal services.

  On June 6, 2001, we completed a private placement for US$600,000, subject to ratification by our disinterested shareholders at our Annual and Special Meeting held on September 19, 2001. The private placement consisted of four million units at a price of US$0.15 per unit, consisting of one common share and one three year share purchase warrant. The private placement was made to eight investors, one of who is Alex Guidi whom is a principal shareholder of the Company, Indo-Pacific and Trans-Orient Petroleum. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.20 in the first year, US$0.25 in the second year and US$0.30 in the third year. In total Mr. Guidi subscribed for 2,500,000 units of the 4,000,000 issued.

  During the fiscal year ending March 31, 2003 the Company paid DLJ Management Corp. ("DLJ") $130,162 for corporate services which included office space rental, accounting and administrative services. These services are billed on a cost recovery basis by DLJ. DLJ is a wholly owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient").

  Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG Oil, whereby the Company receives rental income of $1,000 per month from each company. In February of 2003, AMG Oil gave notice to the Company that due to limited working capital, they could no longer pay rent as agreed. As a result the Company received rental income of $23,000 for the 2003 fiscal year. The commercial property used to produce rental income was sold by the Company in August of 2003.

  The Company entered into farm-in agreements with Indo-Pacific for the Company to purchase interests in PEP 38741 (20%) and PEP 38480 (25%) and for the ability to participate in PPP 38761 (10%) based on fair market values totalling NZ$522,511 during the 2003 fiscal year and as described in Item 4 above.

  The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $72,661 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late.

See also Item 10 Material Contracts.

Interests of experts and counsel

Not applicable

ITEM 8.FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. FINANCIAL STATEMENTS

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

We have never paid dividends to shareholders and no dividends are payable in the foreseeable future.

Significant Changes

  The Company, on May 14, 2003, issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

  The board of directors of the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006. These warrants are held by certain principal shareholders.

  See also Item 7 Major Shareholders and Related Transactions.

  The Company, on May 30, 2003, granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2009 respectively.

  On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

  The Company and Indo-Pacific, as operator of PEP 38741, committed, on August 19, 2003, the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The budgeted cost to the Company to drill the required exploration well is between $250,000 and $825,000, depending on the well depth, and is expected to occur in May of 2004.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9.THE OFFER AND LISTING

Offer and Listing Details

Price History of the stock

Our shares traded on the Vancouver Stock Exchange ("VSE") and ("CDNX"), the successor to the VSE, and ("TSX Venture Exchange"), the successor to the CDNX in Vancouver, British Columbia, Canada until September 21, 2000, when we voluntarily delisted. Beginning on December 8, 1999 our shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "DUREF" until we changed our name from Durum Cons. Energy Corp. to TAG Oil Ltd on June 12, 2002 and as a result we began trading under the new symbol "TAGOF".

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the CDNX.

Summary trading by year, for the five most recently competed fiscal periods ending March 31, 2003:

		OTCBB		CDNX
Year	High (1,2)	Low (1,2)	High (1,2)	Low (1,2)
1999	-	-	3.75	0.87
2000	1.08	0.50	1.75	0.74
2001	1.203	0.25	-	-
2002	1.25	.20	-	-
2003	1.55	.22	-	-

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2003.

		OTCBB		CDNX
Year Quarter	High (1,2)	Low (1,2)	High (1,2)	Low (1,2)

2002
First Quarter	0.48	0.20	-	-
Second Quarter	0.73	0.46	-	-
Third Quarter	1.25	0.53	-	-
Fourth Quarter	0.90	0.26	-	-

2003
First Quarter	1.01	0.22	-	-
Second Quarter	1.55	0.70	-	-
Third Quarter	0.88	0.55	-	-
Fourth Quarter	0.75	0.46	-	-

Summary trading by quarter for the six most recently completed months ending August 31, 2003

		OTCBB
Month	High (1,2)	Low (1,2)

March 1 to May 31	1.00	0.52

June 1 to Aug 31	2.25	0.60

(1) OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2) All quotations are from the Canada Stockwatch website located at www.canada-stockwatch.com.

Plan of Distribution

Not applicable

Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 7,678,061 Common Shares are issued as of September 26, 2003.

Our shares traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until September 21, 2000. Beginning in December 8, 1999 our shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "DUREF" until we changed our name from Durum Cons. Energy Corp. to TAG Oil Ltd. on June 12, 2002. Thereafter our shares have traded under the new symbol "TAGOF".

ITEM 10.ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

Our Articles of Association were previously filed with Form 20F for the Year Ended March 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as exhibits are material contracts the Company entered into during the period March 31, 2002 to September 26, 2003 as follows:

  By an agreement dated April 24, 2003, the Company retained Rimu Resources Ltd. ("Rimu"), to provide oil and gas explorations executive services to the Company. Specifically, we entered into a one-year, consulting, incentive shares and non-competition agreement, with Rimu, a private company wholly-owned by Mr. Cadenhead, to provide oil and gas exploration executive services to the Company. The Company agreed to pay Rimu, for Mr. Cadenhead's services as the Company's President, Chief Executive Officer and as a Director, a signing bonus of $12,000, in addition to annual consideration of $148,000. The agreement included the entitlement to purchase 1,400,000 common shares of the Company at a price of US$0.005 per share, with the shares being subject to certain voting, vesting, and resale conditions.

  The Company entered into two farm-in agreements and one bidding agreement, with an effective date in August 2002 and dated September 09, 2002, with associated Company Indo-Pacific to acquire interests in PEP 38741 (20%), PEP 38480 (25%) and PPP 38761 (10%) by paying Indo NZ$522,511 based on fair market value and past costs.

  The Company, entered a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $72,661 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late.

  By agreement dated July 15, 2002 the Company retained the services of Alan Hart to act as the Registrant's President and Chief Executive Officer. Under the terms of the Consulting and Non-Competition Agreement Mr. Hart receive US$6,000 per month and will be responsible for guiding development of the Registrant's business. The agreement has a six-month term and may be extended by mutual agreement of the parties. Mr. Hart was also appointed to the Registrant's board of directors.

  Pursuant to an Investor Relations Services Agreement dated the 15th day of July, 2002, the Company retained 573634 B.C. Ltd. dba Republic Communications, a British Columbia company, to perform corporate awareness services for the Registrant. The term of the agreement was for six months and with Republic Communications receiving US$5,000 per month plus approved expenses for providing the services. This contract was extended under the same terms on January 15, 2003 and July 15, 2003 and was mutually terminated on August 11, 2003. Republic has received services, from time to time, from a principal of Hampton.

All material contracts are filed under Form 6-K when required.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Taxation".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act").

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2003 was Cdn$223 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Taxation

Canadian Tax Consequences

The following, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.

This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company's voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the Company's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of the Company believes that the value of our Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company common shares generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However, the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company appears to have been a PFIC for the fiscal year ended March 31, 2001, and in other certain prior fiscal years. In addition, the Company expects to qualify as a PFIC for the fiscal year ending March 31, 2002 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat the Company as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder". A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder". An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares.

The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Dividends and paying agents

Not applicable

Statement by experts

Not applicable

Documents on display

Documents concerning the Company which are referred to in this document may be inspected in our offices at 1407-1050 Burrard Street, B.C. Canada V6Z 2S3 or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at: www.sec.gov.

Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 (b) in the notes to the consolidated financial statements and in Item 4 "Organizational Structure".

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as the Company is a small business issuer, in accordance with Section 12(b)-2 of the Act.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no securities in the Company other than equity securities, being Common Stock and Warrants to purchase Common Stock in the Company.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. There has been no material default in any indebtedness, as the Company has no debt.

B. We have never paid nor declared a dividend, so there are no arrearages.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company's Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to filing the Company's annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation, nor does the Company believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16. [RESERVED]

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS.

Financial Statements begin on page

..

The financial statements and Report of the independent Auditors are filed as part of the Company's Annual Report.

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401-905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.,

We have audited the consolidated balance sheets of TAG Oil Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows, and schedules of general and administrative expenses for each of the years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TAG Oil Ltd. as at March 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2003 in accordance with generally accepted accounting principles in Canada and the United States of America. As required by the Yukon Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"DE VISSER GRAY"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 18, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated July 11, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"DE VISSER GRAY"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 11, 2003

TAG OIL LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at March 31,	2003	2002

Assets

Current

Cash and cash equivalents	$ 1,111,267	$ 2,211,443
Accounts receivable	81,867	4,447
Marketable securities (Note 3)	3,300	5,500
Prepaid expenses	48,795	2,329

	1,245,229	2,223,719
Oil and gas properties (Note 4)	521,041	457,812
Property and equipment (Note 5)	400,583	413,841

Total Assets	$ 2,166,853	$ 3,095,372

Liabilities

Accounts payable and accrued liabilities	$ 27,553	$ 216,610
Due to related parties (Note 8)	81,592	11,015

	109,145	227,625
Reclamation liability	-	50,000

Total Liabilities	109,145	277,625

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at March 31, 2003:
6,278,061; March 31, 2002: 5,878,061 (Note 6a)	10,584,745	10,349,531
Deficit	(8,527,037)	(7,531,784)

Total Shareholders' Equity	2,057,708	2,817,747

Total Liabilities and Shareholders' Equity	$ 2,166,853	$ 3,095,372

Approved by the Board of Directors:

"GARTH JOHNSON"	"DREW CADENHEAD"

Garth Johnson, Director	Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

Expenses

General and administrative (Schedule)	$ 827,989	$ 211,827	$ 150,465

Loss before other items	(827,989)	(211,827)	(150,465)

Other Items

Interest income	43,470	83,691	108,360
Rental income	23,000	4,000	-
Gain on sale of marketable securities	3,656	-	18,776
Write-down of marketable securities	-	(7,000)	-
Write-off of capital assets	(6,216)	-	-
Write-down of oil and gas properties	(454,150)	-	(504,679)
Recovery of costs (Note 11)	222,976	-	23,100

Net loss for the year	(995,253)	(131,136)	(504,908)

Deficit - Beginning of year	(7,531,784)	(7,400,648)	(6,895,740)

Deficit - End of year	$ (8,527,037)	$ (7,531,784)	$ (7,400,648)

Loss per share (Note 7)	$ (0.16)	$ (0.03)	$ (0.27)

Weighted average number of shares outstanding	6,122,445	5,154,773	1,878,061

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

Operating Activities

Net loss for the year	$ (995,253)	$ (131,136)	$ (504,908)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	(77,420)	18,206	(17,632)
Due to/from related parties	70,577	(20,623)	(37,657)
Prepaid expenses	(46,466)	-	12,633
Accounts payable and accrued liabilities	(16,081)	27,192	(40,788)
Adjustments for non-cash operating items:
Amortization	14,532	8,923	9,970
Stock Option Compensation	110,606	-	-
Write-down of oil and gas properties	454,150	-	504,679
Write-down of marketable securities	-	7,000	-
Write-off of capital assets	6,216	-	-
Recovery of costs	(222,976)	-	-
Gain on sale of marketable securities	(3,656)	-	(18,776)

Net cash used in operating activities	(705,771)	(90,438)	(92,479)

Financing Activities

Common shares issued for cash	124,608	915,420	-

Net cash provided by financing activities	124,608	915,420	-

Investing Activities

Net oil and gas cost (exploration) recovery	(517,379)	13,822	(649,346)
Purchase of property and equipment	(7,490)	(391,591)	(2,666)
Proceeds from sale of marketable securities	5,856	-	35,529

Net cash used in investing activities	(519,013)	(377,769)	(616,483)

Net (decrease) increase in cash during the year	(1,100,176)	447,213	(708,962)
Cash position - Beginning of year	2,211,443	1,764,230	2,473,192

Cash position - End of year	$ 1,111,267	$ 2,211,443	$ 1,764,230

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 10,947	$ 13,097	$ 16,843
Amortization	14,532	8,923	9,970
Consulting fees, inclusive of stock- based compensation (Note 6b)	207,801	33,062	17,354
Corporate relations and development	37,953	17,329	11,730
Directors fees	87,175	-	-
Filing and transfer agency fees	21,960	15,071	5,591
Foreign exchange loss (gain)	80,463	(39,129)	6,580
General exploration	2,132	4,888	-
Investor relations	62,250	-	-
Legal	23,576	45,620	8,039
Office and miscellaneous	46,022	14,987	15,035
Printing	26,051	9,747	3,099
Property taxes	3,447	-	-
Rent	26,169	18,643	8,241
Telephone	16,558	9,684	5,180
Travel	55,768	1,954	855
Wages and benefits	85,172	57,951	41,948
Website development	20,013	-	-

	$ 827,989	$ 211,827	$ 150,465

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs and the accrual for future site reclamation costs. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 13.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company's investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c) Joint Operations

Substantially all of the Company's activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Fair Value of Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f) Revenue Recognition

Revenues are recognized upon the sale and delivery of the Company's oil and gas production.

g) Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations in accordance with Canadian guidelines. Under this method, all costs associated with the acquisition of, exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all costs in a particular cost center have been recovered, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments to capitalized costs and written off to expense.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A ceiling and impairment test is applied to each cost center and to the aggregate of all cost centers by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. Further, the ceiling or impairment test for the aggregate of all cost centers is required to include the effects of future removal and site restoration costs, general and administrative expenses, financing costs and income taxes.

The estimation of future net revenues is based upon prices, costs and regulations in effect at each year end.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.

In general, the Company may write-off any unproved property under one or more of the following conditions:

  there are no firm plans for further drilling on the unproved property;

  negative results were obtained from studies of the unproved property;

  negative results were obtained from studies conducted in the vicinity of the unproved property; or

  the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i) Property and Equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis as follows:

Building, furniture and office equipment4%, 20% and 30%

Leasehold improvements are amortized on a straight-line basis over five years. For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

j) Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

l) Stock Based Compensation

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized in these consolidated financial statements using a fair value based method.

Refer to Note 6

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2002: 10,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2002: $5,500). At March 31, 2003, the market value of these shares was $6,900 (March 31, 2002: $5,500). During the 2003 fiscal year, the Company sold 4,000 (2002: Nil) shares of Tenke for cash proceeds of $5,856 (2002: Nil), net of commissions, resulting in a gain of $3,656.

NOTE 4 - OIL AND GAS PROPERTIES

		Additions/
	Net Book	(Recoveries)	Write-down of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2002	Period	Properties	March 31, 2003

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ -	$ -	$ 76,695
PEP 38741	-	366,201	-	366,201
PEP 38480	-	45,042	-	45,042
PPP 38761	-	33,102	-	33,102
PEP 38723	-	72,661	(72,661)	-
Papua New Guinea - PPL 192	381,117	373	(381,489)	1

Total Unproved	$ 457,812	$ 517,379	$ (454,150)	$ 521,041

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

The Company's oil and gas properties are located in New Zealand and Papua New Guinea and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the respective national governments. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a) New Zealand - PEP 38256

The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area. After the amendment the other participant interests' are AMG Oil Ltd. (52.5%), Indo-Pacific Energy Limited (20%), as the operator, Magellan Petroleum (NZ) Limited (7.5%) and Orion Exploration Limited (10%).

At March 31, 2003, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures of approximately $3,000 during its 2004 fiscal year to maintain this status.

b) New Zealand - PEP 38741

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, at a negotiated date, NZ$479,195. The farm-in costs of NZ$479,195 include the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741 and totaled $399,302. After the farm-in the participant interests in PEP 38741 are TAP (New Zealand) Pty. Ltd. (50%), Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%).

At March 31, 2003, PEP 38741 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration and geology and geophysics, of approximately $15,000 during its 2004 fiscal year to maintain this status.

c) New Zealand - PEP 38480

The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the offshore Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%).

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

At March 31, 2003, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and a the remainder of a 2D seismic program totaling approximately $40,000 during its 2004 fiscal year to maintain this status.

d) New Zealand - PPP 38761

The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) was granted Petroleum Prospecting Permit 38761 (PPP 38761), located in the onshore Tarankai Basin, North Island, on February 13, 2003. The Company paid Indo NZ$43,316 for the 10% interest, calculated based on past costs. The Petroleum Prospecting Permit application requires the participants to acquire and process approximately 10km2 of 3D seismic within the existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum.

At March 31, 2003, PPP 38761 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures per the terms described above totaling approximately $22,000 during its 2004 fiscal year to maintain this status.

e) New Zealand - PEP 38723

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $72,661 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late. As a result, the Company is in discussions with operator, Indo-Pacific, relating to compensation for the Company's loss of its farm-out costs and loss of opportunity.

f) Papua New Guinea - PPL 192 (and APPL 235)

The Company has a 20% participating interest in Petroleum Prospecting License No. 192 ("PPL 192") located in Papua New Guinea. PPL 192 grants the exclusive right to explore for oil and gas for an initial term of six years commencing January 28, 1997, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon an oil or gas discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners.

The other participants in PPL 192 are Indo-Pacific Energy Ltd. (60%), as the operator, and Mosaic Oil N.L. (15%) and Continental Oil (PNG) Ltd. (5%).

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 235, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and management anticipates that this application will be successful. The participant interests in this new permit are currently Indo-Pacific as operator (90%) and the Company (10%) as both Mosaic and Continental have notified the operator that they do not wish to take an interest in APPL 235.

g) Canada - Alberta

During the current fiscal year the Company paid $2,122 for lease rentals and maintenance costs in relation to oil and gas interests previously written-off. As a result, these costs were expensed as incurred.

Refer to Note 12

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

		2003		2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Office unit	$ 228,121	$ (10,706)	$ 217,415	$ 218,673
Furniture and office equipment	93,943	(81,735)	12,208	16,432
Land	170,960	-	170,960	107,960
Leasehold improvements	-	-	-	7,776

	$ 493,024	$ (92,441)	$ 400,583	$ 413,841

During the 2002 fiscal year, the Company purchased a commercial office unit for $391,591, including both land and building. The Company and two related companies used this unit for daily operations over the 2003 fiscal year.

Refer to Note 12

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 6 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2001	1,878,061	$ 9,434,111
Private placement	4,000,000	915,420

Balance at March 31, 2002	5,878,061	10,349,531
Private placement	400,000	124,608
Stock option compensation	-	110,606

Balance at March 31, 2003	6,278,061	$ 10,584,745

During the 2003 fiscal year, a private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

During the 2002 fiscal year, the Company issued 4,000,000 units at a price of US$ 0.15 per unit pursuant to private placement agreements to raise total proceeds of US$ 600,000. Each unit consists of one share of common stock and one share purchase warrant to purchase an additional share of common stock at a price of US$ 0.20 until June 6, 2002, at a price of US$ 0.25 until June 6, 2003 and thereafter at a price of US$ 0.30 until expiry on June 6, 2004. This private placement was ratified by the Company's shareholders at the annual and special meeting on September 19, 2001.

During the 2002 fiscal year, 101,600 shares, previously subject to escrow restrictions, were released from escrow upon the Company receiving regulatory acceptance for the release.

b)   Share Purchase Warrants and Incentive Stock Options

At March 31, 2003, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

4,000,000	US$0.25	June 6, 2003/
	US$0.30	June 6, 2004
400,000	US$0.25	August 21, 2003/
	US$0.30	August 21, 2004

4,400,000

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 6 - SHARE CAPITAL (continued)

At March 31, 2003, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005

During the 2003 fiscal year the Company granted 250,000 (2002: Nil) fully vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005. As these options were granted below the market rate as of the day of grant, the Company applied the Black-Scholes option pricing model using the closing price of US$0.63 on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $110,606.

Refer to Note 12

NOTE 7 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At March 31, 2003, the Company owed $81,592 (March 31, 2002 - $3,873) to public companies with directors, officers and principal shareholders in common. At March 31, 2003, a joint venture, in which the participant is a part of, owes the Company $21,374.

b) Consulting Agreement, Wages and Legal Services

During the 2003 fiscal year, the Company paid $121,828 (2002 fiscal year - $21,033) in wages and consulting fees to two directors.

Legal services were provided by a law firm in which a director of the Company is a partner. The cost of these services during the 2003 fiscal year was $13,665 (2002 fiscal year - $28,624).

c) Oil and Gas Property

Indo-Pacific Energy Ltd., AMG Oil Ltd. and Gondwana Energy, Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 4

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

d) Other

During the 2003 fiscal year, the Company incurred $130,162 (2002 fiscal year - $133,981) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company.

Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG, whereby the Company received rental income of $1,000 per month from each company. In February of 2003, AMG gave notice to the Company that due to limited working capital available, AMG would no longer be in a position to pay rent as agreed. As a result the Company received rental income of $23,000 for the 2003 fiscal year.

NOTE 9 - INCOME TAXES

There are no income taxes payable for the 2003 and 2002 fiscal years. At March 31, 2003, the Company has approximately $4.2 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2003 the Company has non-capital losses of $1,076,659 (March 31, 2002 - $500,547) available for future deduction from taxable income earned in Canada, which expire as follows:

2003	$ 349,484
2007	139,371
2008	99,137
2009	488,667

$ 1,076,659

At March 31, 2003, the Company also has losses and deductions of approximately NZ$3,241,853 (March 31, 2002 - NZ$2,614,094) available to offset future taxable income earned in New Zealand, Australia and Papua New Guinea.

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 10 - COMPARATIVE FIGURES

Certain of the prior years' comparative figures have been reclassified in conformity with the current year's financial statement presentation.

NOTE 11 - CONTINGENT LIABILITIES

The Company has written-off $222,976 for which no claim has been made for a number of years. Should any amount ultimately be paid, it will be recorded at the time of payment.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 12 - SUBSEQUENT EVENTS

a) Share Purchase Warrants

The board of directors of the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

b) Oil and Gas Properties

The Company gave notice to the operator of APPL 235, of which TAG has a 10% share, that the Company does not wish to participate in the permit.

The Company gave notice to the operator of PEP 38256, that the Company will increase its interest in PEP 38256 to 35%, resultant from AMG Oil's withdrawal from the permit, subject to JV approval.

The Company has given notice to Indo-Pacific that it will join Indo-Pacific for up to a 25% interest in Block "B" of the Canterbury gazzetal closing May 30, 2003.

c) Consulting, Incentive Share and Non-Competition Agreement

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

d) Share Capital

The Company, on May 14, 2003, issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

e) Incentive Stock Options

The Company, on May 30, 2003, granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2007 respectively.

f) Property and Equipment

The Company, on May 19, 2003, listed its commercial office unit, purchased for $391,591 during the 2002 fiscal year, to be sold.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a) Assets

i) Marketable Securities

Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company's marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2003	2002

Marketable securities under Canadian GAAP	$ 3,300	$ 5,500

Adjustment required under U.S. GAAP	3,600	(17,500)
Cumulative historical adjustments	-	17,500

Marketable securities under U.S. GAAP	$ 6,900	$ 5,500

As a result, total current assets under U.S. GAAP as at March 31, 2003 and 2002 would be $1,227,455 and $2,223,719 respectively.

ii) Oil and Gas Property

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders' equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders' equity section on the balance sheet.

	March 31,	March 31,
	2003	2002

Oil and gas properties under Canadian GAAP	$ 521,041	$ 457,812

Foreign currency translation adjustment	60,991	42,210
Cumulative historical adjustments	(14,331)	(55,228)

Oil and gas properties under U.S. GAAP	$ 567,701	$ 444,794

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2003 and 2002 would be $2,213,513 and $3,082,354, respectively.

b) Stockholders' Equity

i) Common Stock

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2003 and subsequent years. The general effect of the pronouncement is to:

1. require the cost of stock options issued, or repriced in the 2003 or subsequent years, to both employees and non-employees to be booked as an expense, and

2. require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a valuation based on the Black-Scholes options pricing model for its 250,000 options issued during the 2003 fiscal year for Canadian reporting purposes. This has resulted in a stock option compensation cost of $110,606 being recorded in these financial statements for the 2003 fiscal year.

The Company for purposes of US GAAP follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the Company's common shares exceeds the exercise price on the date of grant.

However, Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation (SFAS 123) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black Scholes, or similar option pricing model. SFAS 123 has, in effect, been complied with in the 2003 fiscal year under the Company's new Canadian GAAP rules issued by the CICA.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2003	2002

Common stock under Canadian GAAP	$ 10,584,745	$ 10,349,531

Cumulative historical adjustments	3,042,858	3,042,858

Common stock under U.S. GAAP	$ 13,627,603	$ 13,392,389

During the 2003 fiscal year the Company granted 250,000 (2002 and 2001: Nil) fully vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005. As these options were granted below the market rate as of the day of grant, the Company, under Canadian GAAP, applied the Black-Scholes option pricing model using the closing price of US$0.63 on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $110,606.

ii) Foreign Currency Translation Adjustment

The effects of Note 13(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2003	2002

Foreign currency translation adjustment under Canadian GAAP	$ -	$ -

Foreign currency translation adjustment	60,991	42,210
Cumulative historical adjustments	(14,331)	(55,228)

Foreign currency translation adjustment under U.S. GAAP	$ 46,660	$ (13,018)

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii) Accumulated Deficit

The effects of Note 13(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2003	2002

Deficit under Canadian GAAP	$ (8,527,037)	$ (7,531,784)
Net loss under U.S. GAAP	(991,653)	(131,136)
Deduct net loss under Canadian GAAP	995,253	131,136
Cumulative historical adjustments	(3,042,858)	(3,042,858)

Accumulated deficit under U.S. GAAP	$ (11,566,296)	$ (10,574,642)

iv) Accumulated Other Comprehensive Income

The effects of Note 13(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2003	2002

Accumulated other comprehensive income under Canadian GAAP	$ -	$ -

Realized gain on marketable securities	-	-
Unrealized gain (loss) on marketable securities	3,600	(17,500)
Cumulative historical adjustments	-	17,500

Accumulated other comprehensive income under U.S. GAAP	$ 3,600	$ -

As a result of these adjustments, total stockholders' equity under U.S. GAAP as at March 31, 2003 and 2002 would be $2,104,368 and $2,804,729, respectively.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Loss and and Comprehensive Income for the Year

The following are the effects of Note 13(a) and (b) on net loss for the 2003, 2002, and 2001 fiscal years:

	2003	2002	2001

Net loss for the year under Canadian GAAP	$ (995,253)	$ (131,136)	$ (504,908)

Net loss for the year under U.S. GAAP	$ (995,253)	$ (131,136)	$ (504,908)

Other comprehensive income:
Realized gain on marketable securities	-	-	(16,170)
Unrealized gain on marketable securities	3,600	(17,500)	(10,000)

Comprehensive loss for the year under U.S. GAAP	$ (991,653)	$ (148,636)	$ (531,078)

d) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003	2002	2001

Numerator, net loss for the year under U.S. GAAP	$ (991,653)	$ (131,136)	$ (504,908)

Denominator:
Weighted-average number of shares under Canadian GAAP	6,122,445	5,154,773	1,878,061
Adjustment required under U.S. GAAP	-	-	(101,600)

Weighted-average number of shares under U.S. GAAP	6,122,445	5,154,773	1,776,461

Basic and diluted loss per share under U.S. GAAP	$ (0.16)	$ (0.03)	$ (0.28)

At March 31, 2003, there were 4,400,000 share purchase warrants outstanding (2002: 4,000,000 and 2001: Nil) and there were 250,0000 stock options outstanding (2002: Nil and 2001: Nil).

Refer to Note 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

e) Operating Activities

The effects of the adjustments required to reconcile from U.S. to Canadian GAAP are summarized as follows:

	2003	2002	2001

Net loss for the year under U.S. GAAP	$ (991,653)	$ (131,136)	$ (504,908)

Write-off of oil and gas properties:
Under Canadian GAAP	454,150	-	504,679
Other components of operating activities which are similar under
Canadian and U.S. GAAP	(168,268)	578,349	(92,250)

Net cash used in operating activities	$ (705,771)	$ 447,213	$ (92,479)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following Exhibits are incorporated by reference:

Exhibit Reference	Exhibit Description

1	Articles of Association and Bylaws(1)

4.1	Subscription Agreement with Alex Guidi for 2,500,000 units dated June 5, 2001(2)

4.2	Subscription Agreement with Hampton Financial Partners Inc. for 400,000 units dated August 21, 2002 (3)

4.3	Executive Contract with Alan Hart dated July 19, 2002 (3)

4.4	Investor Relations Service Agreement with 573634 B.C. Ltd. DBA Republic Communications dated July 15, 2002 (3)

4.5	Change of Permit Terms for PEP 38256 (3)

4.6	Consulting, Incentive Shares and Non-Competition Agreement (4)

4.7	Form of Stock Option Agreement for Canadian Consultants (5)

4.8	Form of Stock Option Agreement for US Consultants (6)

4.9	Form of Stock Option Agreement for all vesting options to named directors (6)

4.10	Form of Farm-in Agreement for PEP 38741

4.11	Deed of Variance of Farm-in Agreement for PEP 38741

4.12	Form of Sale Agreement for PEP 38480

4.13	Form of farm-out agreement for PEP 38723

8.0	List of Wholly-Owned Subsidiaries of Durum Cons. Energy Corp.

(1) Herein incorporated references previously filed with our Form 20-F dated March 31, 2000 filed September 29, 2000.

(2) Herein incorporated references previously filed with our Form 20-F dated March 31, 2001 filed September 26, 2001

(3) Herein incorporated references previously filed with our Form 20-F dated March 31, 2002 filed September 27, 2002.

(4) Herein incorporated references previously filed with our Form 6-k filed on May 7, 2003.

(5) Herein incorporated references previously filed with our Form 6-k filed on March 14, 2003.

(6) Herein incorporated references previously filed with our Form 6-k on June 11, 2003.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 26, 2003	By:	"Drew Cadenhead"

	Name:	Drew Cadenhead
	Title:	President & CEO

SECTION 302(a) CERTIFICATION

I, Drew Cadenhead, certify that:

  I have reviewed this annual report of Form 20-F of TAG Oil Ltd.;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

  The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

  The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 26, 2003

"Drew Cadenhead" __________________________ Drew Cadenhead Chief Executive Officer

SECTION 302(a) CERTIFICATION

I, Garth Johnson, certify that:

  I have reviewed this annual report of Form 20-F of TAG Oil Ltd.;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

  The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

  The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 26, 2003

"Garth Johnson" _______________________ Garth Johnson Principal Financial Officer