Form 20-F/A
period 2003-03-31
TAG OIL LTD
filed 2003-10-09
CIK 912785

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F Amendement 1

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

Item 17     ☒     Item 18 ☐

(End of Cover Page)

The Company's Form 20-F filed as an annual report pursuant to Section 13 or 15(d) of the securities exchange act of 1934 for the fiscal period ended March 31, 2003 and filed with the Securities and Exchange Commission on September 30, 2003, has been amended to include Certification Pursuant to 18 U.S.C.ss1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The section 906 Certification can be found as Exhibit 99 of the amended Form 20-F.

(End of Inside Cover Page)

ITEM 19. EXHIBITS

The following Exhibits are incorporated by reference:

Exhibit Reference	Exhibit Description

1	Articles of Association and Bylaws(1)

4.1	Subscription Agreement with Alex Guidi for 2,500,000 units dated June 5, 2001(2)

4.2	Subscription Agreement with Hampton Financial Partners Inc. for 400,000 units dated August 21, 2002 (3)

4.3	Executive Contract with Alan Hart dated July 19, 2002 (3)

4.4	Investor Relations Service Agreement with 573634 B.C. Ltd. DBA Republic Communications dated July 15, 2002 (3)

4.5	Change of Permit Terms for PEP 38256 (3)

4.6	Consulting, Incentive Shares and Non-Competition Agreement (4)

4.7	Form of Stock Option Agreement for Canadian Consultants (5)

4.8	Form of Stock Option Agreement for US Consultants (6)

4.9	Form of Stock Option Agreement for all vesting options to named directors (6)

4.10	Form of Farm-in Agreement for PEP 38741

4.11	Deed of Variance of Farm-in Agreement for PEP 38741

4.12	Form of Sale Agreement for PEP 38480

4.13	Form of farm-out agreement for PEP 38723

8.0	List of Wholly-Owned Subsidiaries of Durum Cons. Energy Corp.

99.1	Section 906 Certification

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

TAG OIL LTD.

Date: October 9, 2003	By:	"Drew Cadenhead"

	Name:	Drew Cadenhead
	Title:	President & CEO