Form 20-F
period 2004-03-31
TAG OIL LTD
filed 2004-09-30
CIK 912785

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004 (With other information to September 28, 2004 except where noted)

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-22500

TAG OIL LTD

(Exact name of Registrant specified in its charter)

Not Applicable

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

Number of outstanding shares of TAG Oil's only class of capital stock as on March 31, 2004.

7,978,061 Common Shares Without Par Value (12,534,581 outstanding at September 28, 2004)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒     No ☐

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

Industry Expressions

The following are industry expressions used in this Annual Report:

TAG, We, Our, Company or Registrant refers to TAG Oil Ltd., a corporation organized and registered under the laws of Yukon, Canada, and unless the context clearly requires, includes its subsidiaries.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Depletion is the reduction in petroleum reserves due to production.

Discovery is the location by drilling of a well of an accumulation of gas, condensate or oil reserves, the size of which may be estimated but not precisely quantified and which may or may not be commercially economic, depending on a number of factors.

Entrapment is the geological structure in which hydrocarbons build up to form an oil, condensate or gas field.

Exploration Well is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to them.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Geology is the science relating to the history and development of the Earth, and is also used to refer to the make-up of the rocks in a particular area.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via unincorporated joint arrangements between a number of industry participants, with one party operating the permit (ie managing the operations) on behalf of all the participants, and Joint Venturers has a corresponding meaning.

Participating Interest or Working Interest is an equity interest, compared with a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties or other imposts due on gross income.

Permit or Licence is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Preemption is the right granted to a party in a Joint Venture Operating Agreement to require another party, which party is proposing to assign its interest in a permit or licence, to assign that interest to the first party on the terms of the proposed assignment.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Shut-in refers to a well that is suspended from production, usually for operational reasons, such as in order to build up pressure in the reservoir.

Trap is a geological structure covered by a seal in which hydrocarbons build up to form an oil or gas reservoir.

Forward Looking Statements

This Report contains forward-looking statements and these forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward-looking statements. When used in this Annual Report, the words estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

Actual operational and financial results may differ materially from our expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, changes or disruptions in the political or fiscal regimes in our areas of activity, changes tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.KEY INFORMATION

Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2004, 2003 2002, 2001 and 2000, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the years ended March 31, 2004, 2003 and 2002 are included in this filing. The selected historical financial information for the year ended March 31, 2001 & 2000 presented in the table below are derived from audited consolidated financial statements of the Company that are not included in this filing. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 12 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31

	2004	2003	2002	2001	2000
	$	$	$	$	$
Current Assets	920,461	1,245,229	2,223,719	1,801,712	2,522,428
Oil and Gas Properties	645,209	521,041	457,812	471,634	326,967
Property and Equipment	17,470	400,583	413,841	31,173	38,477
Incorporation Costs	-	-	-	-	-
Total Assets	1,583,140	2,166,853	3,095,372	2,304,519	2,887,872
Share Capital	11,023,925	10,584,745	10,349,531	9,434,111	9,434,111
Deficit	(9,465,038)	(8,527,037)	(7,531,784)	(7,400,648)	(6,895,740)
Interest Income	15,737	43,470	83,691	108,360	163,039
Rental Income	-	23,000	4,000	-	-
Net Loss	(938,001)	(995,253)	(131,136)	(504,908)	(793,513)
Net Loss per Share	(0.13)	(0.16)	(0.03)	(0.27)	(0.42)

We have adopted the new recommendations of the CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized using a fair value based method.

Under U.S. Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31

	2004	2003	2002	2001	2000
	$	$	$	$	$
Current Assets	937,261	1,248,829	2,223,719	1,819,212	2,566,098
Oil and Gas Properties	738,225	567,701	444,794	416,406	313,942
Property and Equipment	17,470	400,583	413,841	31,173	38,477
Incorporation Costs	-	-	-	-	-
Total Assets	1,676,156	2,213,513	3,082,354	2,266,790	2,918,517
Share Capital	14,066,783	13,627,603	13,392,389	12,476,969	12,476,969
Deficit	(12,494,696)	(11,566,296)	(10,574,642)	(10,443,507)	(9,938,598)
Cumulative Comprehensive Adj.	16,800	3,600	-	17,500	43,670
Interest Income	15,737	43,470	83,691	108,360	163,039
Rental Income	-	23,000	4,000	-	-
Net Loss	(924,801)	(991,653)	(148,636)	(531,078)	(369,908)
Net Loss per Share	(0.12)	(0.16)	(0.03)	(0.30)	(0.21)

Please refer to Note 12 of Item 17, which includes all material differences between Canadian and US GAAP that are relevant in preparation of our financial statements.

Given the nature of our operations and assets we are of the view that for the two years ended March 31, 2004 the foregoing difference in Canadian and U.S. GAAP would not have resulted in any material disclosure differences insofar as our financial results are concerned.

Exchange Rates

Our financial statements, as provided under Item 8 and 17 are presented in Canadian Dollars. On March 31, 2004 the buying rate for Canadian dollars was US $1.00 for Cdn$1.3113 At the close of business on July 22, 2004 the buying rate for Canadian dollars was US$1.00 for Cdn$1.3169. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months:

	Oct 2003	Nov 2003	Dec 2003	Jan 2004	Feb 2004	Mar 2004
Month End	1.3186	1.2991	1.2965	1.3248	1.3357	1.3113
Average	1.3228	1.3124	1.3124	1.2967	1.3289	1.3281
High (2)	1.3518	1.3410	1.3420	1.3435	1.3512	1.3570
Low (2)	1.3021	1.2948	1.2839	1.2683	1.3069	1.3056

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2004	2003	2002	2001	2000

Year End (1)	1.3113	1.4678	1.5942	1.5763	1.4494
Average	1.3527	1.5491	1.5655	1.5041	1.4713
High (2)	1.4924	1.5988	1.6125	1.5763	1.5127
Low (2)	1.2683	1.4628	1.5583	1.4497	1.4353

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

2. Marketability and Price of Oil and Natural Gas

The marketability and price of oil and natural gas that may be acquired or discovered may be affected by numerous factors beyond our control. We may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced. We are subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Our operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions.

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

4. History of Losses and Reliance on Certain Persons

We have a history of losses from operations from failed investments in the oil and gas business. The management of the Company and the growth of our business depends on the continued involvement of Mr. Alex Guidi, a principal shareholder who has been instrumental in securing funding for the Company. We do not have any formal agreement in place with Mr. Guidi and Mr. Guidi has other business interests, which result in him devoting only a small portion of his time to the business of the Company.

5. Dilution

Our Articles of Continuance under the laws of the Yukon Territory, Canada authorize the issuance of an unlimited number of shares of common stock. We have several types of dilutive securities outstanding. Our Board of Directors has the power to issue further shares without stockholder approval. Our Board of Directors is likely to issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of our outstanding common shares. If we issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control.

6. Environmental Risks

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

7. Indemnities may be Unenforceable or Uncollectable

The operating agreements we have with participants in a property generally provide for the indemnification of the company that is the operator. We are not the operator in programs on oil and gas properties and may be requested to reimburse the company that is the operator for losses or damages caused or incurred in the course of operations.

8. Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the us and reliance on third party operators of permits and licenses, or circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

We participate in permits or licences with industry partners with access to greater resources from which to meet their joint venture capital commitments.

If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a pro-rata portion of the our interest in any production from the joint venture area. We are not a majority interest owner in any of our properties and we do not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements, which can give rise to interpretive disputes with other parties who are financially interested in the property.

We do not maintain title insurance over our properties. See also Risk Factor 12 regarding title assurance.

9. Possible Lack of or Inadequacy of Insurance

The operator of each permit maintains insurance against certain public liability, operational and environmental risks on behalf of the respective joint venture, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to our company, or that the benefits of such insurance will be adequate to cover our liability.

10. Effect of Different Currencies

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has appreciated against the value of the CDN and US currency to our detriment. An increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars.

11. Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. Our common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

12. No Title Assurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

13. Dealings With Associated Companies

We are associated through common directors, common officers and common shareholdings with four other public hydrocarbon companies. In certain cases, we have been assigned interests from associated companies in compliance with applicable corporate law.

We may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of our company and the associated companies should not consider a purchase of our securities.

See Item 7 - Major Shareholders and Related Transactions

14. Competition

We encounter strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than our own. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond our control, including the proximity and capacity of natural gas pipelines and the effect of regional or national regulations.

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

17. Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and all of the Company's directors and officers are residents of Canada or New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company's non-U.S. resident officers or directors.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Corporate Actions:

Our legal and corporate name is TAG Oil Ltd. although we have had the name changes disclosed below. We are a Calgary, Alberta, Canada based hydrocarbon resource company that holds an interest in the following New Zealand exploration permits; Petroleum Exploration Permit ("PEP") 38256, PEP 38258, PEP 38741, PEP 38480 and PEP 38765. As a company domiciled in the Yukon Territory, Canada, our legally registered office is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, YT, Canada, Y1A 3T2. Our principal business office is located at Suite 400-17th Avenue, Calgary, Alberta, Canada, T2S 0B1 and our regional exploration office is located at 1067-88 Valley Road, RD1, Wakefield 7181, New Zealand.

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

On October 29, 1997 we were continued (or re-domiciled) from a company subsisting under the jurisdiction of the Company Act (British Columbia) to a company subsisting under the Business Corporations Act (Yukon). Our authorized share capital was originally 25,000,000 common shares without par value. Effective April 5, 1995, we subdivided our shares on a two new for one old basis. Effective October 27, 1998, we increased our authorized share capital to an unlimited number of common shares without par value and consolidated our shares on a one new for five old basis.

Effective with the October 27, 1998 share consolidation (or "reverse-split"), we changed our name to Durum Cons. Energy Corp. and then changed our name again to our current name TAG Oil Ltd. on June 12, 2002. Our common shares were listed on the Canadian Venture Exchange ("CDNX") under the trading symbol "DUR" until we voluntarily delisted on September 21, 2000. We also traded, and continue to trade, on the United States Over-the-Counter Bulletin Board ("OTCBB") under the trading symbol TAGOF (formerly "DUREF") respectively.

Subsequent to our year ended March 31, 2004, we implemented a forward stock split on the basis of one additional new share issued for every two old shares held, resulting in 3,989,025 new shares being issued to existing shareholders of record on April 27, 2004.

All references to our outstanding common shares, issuances of common shares, options and warrants and prices associated with the above corporate actions and their effects on share capital have been shown on a retroactive basis.

During the 2004 fiscal year the Durum (Australia) Pty. Ltd. a 100% owned took steps to be wound up and deregistered. This action was taken to simplify operations and focus on the primary business in New Zealand.

Acquisitions:

2004:

In our 2004 fiscal year, we focussed on our current work programs associated with our New Zealand permits and we also sought to expand our exploration interests in New Zealand. The Company completed the required work commitments on its existing permits and acquired two new permits as described below.

During the 2004 fiscal year the Company (25%) and Austral Pacific Energy Ltd. (75%) as operator, were awarded a new exploration permit ("PEP 38258") located in the offshore Canterbury Basin. In addition the Company (10%), Austral Pacific (27.5%), Tap (New Zealand) Pty Ltd (50%) and Magellen Petroleum (NZ) Ltd. (12.5%) were awarded new exploration permit ("PEP 38765") (formerly "PPP 38761" and "Block "M") located in the onshore Taranaki Basin. We also increased our interest in the onshore Canterbury Basin Project ("PEP 38256") in New Zealand from 10% to 40.38%. As the activity of the Company has increased, so has the general and administrative costs associated with operating our Company. The Company incurred significant general and administrative costs totalling $976,993 (2003: $827,989) after taking into effect stock option compensation expenses totalling $290,030 (2003: $110,606).

The Company also retained key oil and gas exploration personnel, included as a significant cost in our general and administrative expenses, in order for the Company to maintain our work commitments and acquisition efforts in New Zealand.

2003:

During the 2003 fiscal year the we made three oil and gas property acquisitions (PEP 38741, PPP 38761 and PEP 38480), through agreements made with associated company Austral Pacific Energy Ltd. ("Austral-Pacific") (formerly Indo-Pacific Energy Ltd.) and one acquisition (PEP 38723) through an agreement made with associated company Gondwana Energy, Ltd., for exploration interests in New Zealand and incurred significant expenditures totalling $517,379 directly related to its oil and gas properties for the year. We also incurred significant general and administrative costs totalling $827,989, after taking into effect stock option compensation expenses totalling $110,606, and relating to the increased activity of the Company in its acquisition efforts in the oil and gas industry.

2002:

During the fiscal year ended March 31, 2002 the Company did not make any significant expenditures directly related to its oil and gas properties and actually had a net recovery of costs totalling $13,822 for this period. However during this time we implemented a strategic vision and raised $915,420 through the issuance of common shares that resulted in key acquisitions early in the 2003 fiscal year.

Financing:

On May 2, 2003, we approved an extension of the 6,600,000 warrants, to purchase common shares of the Company entitling subscribers, who are principal shareholders of the Company, to purchase 6,000,000 common shares at a price of US$0.20 per share until June 6, 2003, US$0.23 per share until June 6, 2005 and US$0.33 per share until expiry on June 6, 2006 and 600,000 common shares at a price of US$0.20 per share until August 21, 2003, US$0.23 per share until August 21, 2005 and US$0.33 per share until expiry on August 21, 2006.

See Item 7 - Major Shareholders and Related Transactions

On May 14, 2003, we issued 2,100,000 shares for US$0.0033 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition agreement approved by the board of directors on April 24, 2003.

See Item 7 - Major Shareholders and Related Transactions

On May 30, 2003, we granted options to purchase 465,000 common shares of the Company vesting over five years and 300,000 common shares of the Company vesting over four years, exercisable at the price of US$0.267 per share until expiry on May 31, 2008 and May 31, 2009 respectively.

See Item 7 - Major Shareholders and Related Transactions

On March 4, 2004, we issued 300,000 shares from treasury upon the exercise of share purchase warrants at a price of US$0.35 per share.

In May of 2004, we completed a non-brokered private placement financing of 542,495 units at a price of US$1.67 per unit. Each unit consists of one common share and a two-year share warrant entitling the purchaser to acquire an additional share for US$1.83 per share for the first year and thereafter at a price of US$2.00 per share until expiry at the end of the second year.

In June of 2004, 25,000 post-split shares were issued from treasury upon the exercise of share purchase warrants at a price of US$0.23 per share.

Other

The Company gave notice, during the 2004 fiscal year, to Austral Pacific, the operator of APPL 235 (formerly "PPL 192"), of which TAG has a 10% share that the Company does not wish to participate in APPL 235. Our withdrawal request was accepted by Austral Pacific and we do not expect any future costs associated with this permit.

On August 19, 2003, Austral Pacific as operator of PEP 38741, committed the joint venture, of which we hold a 20% interest, to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The required well was drilled in June of 2004 and was plugged and abandoned.

On August 20, 2003, the Company sold its commercial office unit purchased by the Company during the 2002 fiscal year for $420,000. The Company received $404,141 net of all costs, resulting in a gain on disposition of $23,256.

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

1. Durum Energy (New Zealand) Limited;
2. Durum (Australia) Pty. Ltd.; (Deregistered during the 2005 fiscal year) and
3. Durum Energy (PNG) Limited (Initiated Deregistration during the 2004 fiscal year)

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

The following properties are discussed in this section:

Property	Location	Working Interest (2)	Gross Acres (sq. km's)	Net Acres (sq. km's)
PEP 38256	Canterbury	40.38%	2,794.93	1,128.59
PEP 38741	Taranaki	20.00%	13.53	2.706
PEP 38480	Offshore Taranaki	25.00%	323.75	80.94
PEP 38765( Formerly PPP 38761)	Taranaki	10.00%	12.71	1.27
PEP 38258	Offshore Canterbury	25.00%	10,950.39	2,737.6

APPL 235 (formerly "PPL 192")	Papua New Guinea	10.00% (1)	N/A	N/A

(1) The Company gave notice to the operator of APPL 235 that we do no wish to participate in the permit and has written it off.

(2) Please refer to Item 5 for a breakdown of our capital commitments.

Exploration Regime in New Zealand

Petroleum exploration permits granted in New Zealand generally provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants are allowed to exceed the committed work programs for the permits or apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products. The New Zealand government has proposed reducing these rates to 1% and 15% respectively, but as of this date these proposals have not been put into affect. No performance bond is required, but in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Environmental Regulation in New Zealand

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

Petroleum Exploration Permit 38256 (40.38%); Canterbury

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

During the reporting period, we gave notice and approval to the operator of PEP 38256, to increase our interest in PEP 38256 from 10% to 40.38%, as a result of AMG Oil withdrawing from the permit.

The permit work program, after taking into effect the increase in our interest during the reporting period, requires us to incur exploration expenditures, which include a 2-D seismic program of approximately $224,000 during the 2005 fiscal year.

Petroleum Exploration Permit 38741 (20.00%); Taranaki

We acquired a 20% participating interest in the onshore Taranaki Basin, North Island Permit 38741 ("PEP 38741"), by way of a farm-in agreement with an effective date in August 2002 from related company Austral, by paying Austral Pacific NZ$479,195. The farm-in costs of NZ$479,195 included our share of planning, acquisition and processing of the 3D seismic program over the permit, up to a $3.3 million ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price we paid was based on a similar agreement entered into by Austral with an unrelated party, Tap Oil Ltd., on PEP 38741 and totalled $366,201. After the farm-in the participant interests in PEP 38741 are Tap (New Zealand) Pty. Ltd. (50%), Austral Pacific (30%), as the operator, and TAG Oil Ltd. (20%).

During the 2003 fiscal period, the ceiling amount of NZ$3.3 million mentioned above was reached and accordingly we paid our pro-rata costs of all expenditures relating to the permit.

Since the end of the 2004 fiscal year and to the date of this report, we have spent approximately $205,331 relating to the permit and inclusive of drilling the Honeysuckle-1 well, which was plugged and abandoned, and we expect to incur additional exploration expenditures relating to this permit, of approximately $20,000 during the balance of the 2005 fiscal year.

Petroleum Exploration Permit 38480 (25.00%); Offshore Taranaki

We acquired, by way of a sale agreement with an effective date in August 2002, a 25% participating interest in the offshore Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Austral Pacific by paying Austral Pacific, 25% of past costs of acquisition totalling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Austral Pacific (75%), as the operator, and TAG Oil Ltd. (25%).

We expect to incur exploration expenditures, consisting of permit administration, geology and geophysics and processing the results of a 2D seismic program, totalling approximately $25,000 during the balance of the 2005 fiscal year.

Petroleum Exploration Permit 38765 (formerly "PPP 38761") (10.00%); Taranaki

The Company (10%), and other joint venture participants, Austral Pacific (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%), were granted PEP 38765, located in the onshore Tarankai Basin, North Island, on February 4, 2004. We previously paid Austral Pacific NZ$43,316 for the 10% interest in PPP 38761, calculated based on past costs as at February 2004.

Together with our joint venture participants we completed the requirements associated with the granting of the Petroleum Prospecting Permit ("PPP 38761") which included acquiring and processing approximately 10 square kilometre's of 3D seismic within the existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum.

The term of the permit was set as the earlier of one year after grant or the closing bids for the acreage, which includes the area covered by this permit. Such bids had been invited and the closing date for the bids was October 31, 2003, so PPP 38761 expired on that date. However the Company and the other joint venture partners bid for this acreage and were awarded Petroleum Exploration Permit 38765 on February 4, 2004. Since the end of the 2004 fiscal year, we have incurred exploration expenditures of approximately $11,500, and we expect to incur additional exploration expenditures relating to this permit, totalling approximately $133,000, which includes drilling the Miro-Miro-1 well, during the balance of our 2005 fiscal year.

See also Item 10 Material Contracts.

Petroleum Exploration Permit 38258 (25.00%); Taranaki

On August 18, 2003, the Company (25%) and Austral Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. The work program is expected to cost us approximately $35,000 during our 2005 fiscal year.

APPL 235 (formerly "PPL 192") (10%)

We gave notice to the operator of APPL 235 that we do no wish to participate in the permit and accordingly we have forfeited our interest and written-off the net book value of $1 that remained on the balance sheet at March 31, 2003.

ITEM 5.OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of our historical financial and operating results and should be read in conjunction with our audited consolidated financial statements. (See Item 17) for the years ended March 31, 2004, 2003, and 2002, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 12 to the financial statements, under Item 17. All dollar values are expressed in Canadian dollars, unless otherwise stated.

Operating Results

Summary

We are in the exploration and evaluation stage with respect to our oil and gas properties and therefore we do not generate any sales or revenue from operations. We have experienced losses in each of our fiscal periods and have not yet achieved break-even cash flow. Our main source of capital currently is the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2004 were $9,465,038. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs.

Results of Operations -2004 Compared to 2003 and 2002

We have conducted our operations as an acquisition and exploration company. Our primary focus over the 2004 fiscal year has been (i) completing the work programs of the three permits (PPP 38761, PEP 38480 and PEP 38765) we acquired during the 2003 fiscal year, (ii) competing the work programs required to maintain our existing permits in good standing, (iii) acquiring two additional oil and gas properties in New Zealand (PEP 38258 and PEP 38765), and (iv) increasing our interest in PEP 38256 from 10% in 2003 to 40.38%. In addition, we are taking the necessary steps to affect the wind-up our subsidiaries in Australia and Papua New Guinea so we can focus our efforts in New Zealand.

Our policy for the 2005 fiscal year is to acquire additional interests in prospective permits and to complete the required exploration work, inclusive of drilling two wells, on our existing New Zealand interests PEP 38741 and PEP 38765 and, where possible, minimizing our risk exposure by farming out interests to other industry participants. We are also planning to acquire 2D seismic on our offshore Canterbury permit PEP 38258 as well as new 3D seismic on our onshore Canterbury permit PEP 38256.

For the three years ended March 31, 2004, we generated $nil in oil and gas revenues. Total cost of sales for the same three year period was also $nil.

Costs and expenses:

We incurred $976,993 in general and administrative expenses for the year ended March 31, 2004, inclusive of $290,030 in stock-based compensation, compared to $827,989 for the year ended March 31, 2003 and $211,827 for the year ended March 31, 2002. The Company's net loss of $938,001 (2003:$ 995,253 2002: $131,136) consisted of general and administrative costs of $976,993 (2003: $827,989 2002: $211,827), interest income of $15,737 (2003: $43,470 2002: $83,691) and a gain on sale of property and equipment of $23,256 (2003 and 2002: Nil). In addition, the Company, during the year ended March 31, 2004, wrote-off oil and gas property costs of $1 relating to APPL 235 (formerly "PPL 192") (2003: $454,150 2002: $Nil).

A number of General and Administrative costs, decreased for the 2004 fiscal year when compared to last year as follows: accounting and audit $6,020 (2003: $10,947), amortization $5,496 (2003: $14,532), consulting fees, inclusive of stock-based compensation $116,816 (2003: $207,801), corporate relations and development $21,476 (2003: $37,953), foreign exchange $30,787 (2003: $80,463), investor relations $29,022 (2003: $62,250), legal $15,011 (2003: $23,576), office and miscellaneous $38,803 (2003: $46,022), printing $16,318 (2003: $26,051), property taxes Nil (2003: $3,447)and travel $53,299 (2003: $55,768).

The reasons for the material decreases for the year when compared to the same time last year are as follows: amortization was reduced by $9,036 due to the sale of the Company's commercial office unit during the 2004 fiscal year, corporate relations and development was reduced by $16,477 as work relating to corporate materials was completed in the 2003 fiscal year, consulting fees, inclusive of stock-based compensation decreased by $90,985 as there was no cash paid to any consultants over the 2004 fiscal year, however the Company recorded non-cash stock-option based compensation from the granting of stock options during the year to a consultant totalling $116,816. Foreign exchange was reduced by $49,676 resultant from favourable exchange rate fluctuations, investor relations costs were reduced by $33,228 as the Company terminated its investor relations service agreement early in the 2004 fiscal year and printing was reduced by $9,733 as corporate materials were printed in the 2003 fiscal year.

Certain other costs, however, increased when compared to the previous year as follows: corporate capital tax $2,525 (2003: Nil), directors fees, inclusive of stock-based compensation $370,086 (2003: $87,175), filing and transfer agency fees $22,482 (2003: $21,960), general exploration $6,966 (2003: $2,132), property report $25,000 (2003: Nil), rent $30,032 (2003: $26,169), telephone $18,841 (2003: $16,558), website development $62,268 (2003: $20,013) and wages and benefits $105,745 (2003: $85,172).

The reasons for the material increases for the year when compared to the same time last year are as follows: directors fees, inclusive of stock- based compensation increased, resulting from the hiring of the Company's current President and CEO during the 2004 fiscal year while continuing to compensate, at a lesser amount, the former President and CEO of the Company in his role as Chairman of the board. Director's fees also included non-cash compensation costs of $173,214 relating to the granting of stock options to certain board members. The Company also incurred property report costs of $25,000 associated with hiring an independent firm of geology and petroleum engineering consultants to prepare a technical review of the Company's resource potential on certain of the Company's prospects and leads in New Zealand. Website development increased during the fiscal year because the Company substantially upgraded the Company's website and wages and benefits increased by $20,573 in relation to the amount of time invoiced by DLJ Management Corp., for its employee's wages and benefits directly related to time spent on the Company, inclusive of the Company's CFO who is a DLJ employee. DLJ invoices on a cost-recovery basis.

The Company's operating loss, for the comparable period last year, was similar to the current twelve-month periods loss. Although last year the Company recorded a write-off of oil and gas properties and capital assets of $454,150 and $6,216, respectively, the Company also recovered costs of $222,976 relating to past oil and gas properties as well as recorded interest income, rental income and a gain on sale of marketable securities of $43,470, $23,000 and $3,656, respectively.

We believe that the general and administrative costs of the Company will decrease during the 2005 fiscal year as we do not expect to incur the large non-cash, stock based compensation costs incurred as a result of the issuance of stock options to directors and consultants during the 2004and 2003 fiscal years being $290,030 and $110,606, respectively.

Inflation

We operate primarily in New Zealand, where inflation for our operational costs is at low levels - i.e. in the 2-5% range.

Foreign Currency Fluctuations

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has slightly depreciated against the value of the CDN and US currency to the benefit of our Company during that period. An increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

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

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") However there are some exceptions and these are detailed below in Item 17, Note 12 "Differences between Canadian and United States Generally Accepted Accounting Principles".

New Accounting pronouncements

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

Liquidity and capital resources -2004 Compared to 2003 and 2002

Currently, we have sufficient capital to satisfy the required capital expenditures for the 2005 fiscal year in order to maintain our interests in all of our New Zealand based permits. We did not receive any revenue from our operations in 2004 and do not expect to receive any operational revenue during the fiscal 2005 year. It is uncertain whether we will be able to secure outside sources of capital in an amount that is sufficient for us to continue with our expected operations. Due to the exploratory nature of our assets, we do not believe that traditional forms of debt financing are available to us.

Operating Activities:

The Company had $876,466 in cash and cash equivalents and $896,208 in working capital at March 31, 2004. This compares to $1,111,267 in cash and cash equivalents and $1,136,084 in working capital for year ended March 31, 2003. The Company had a net use of cash of $660,655 from operating activities for the period ending March 31, 2004 compared to a net use of cash of $705,771 for the comparable period ending March 31, 2003.

Financing Activities:

Financing activities consisted of the Company receiving $9,710 (US$7,000) as a result of the issuance of 2,100,000 common shares, to the Company's President and $139,440 (US$105,000) from the issuance of 450,000 common shares upon the exercise of share purchase warrants, during the year ended March 31, 2004, compared to $124,608 (US$80,000) as a result of issuing 600,000 common shares, that include a two-year warrant, through a private placement during the 2003 fiscal year.

Investing Activities:

Investing activities consisted of the Company receiving net proceeds of $404,141 as a result of selling its commercial office unit, using $124,169 of cash for exploration work on PEP 38256, PEP 38258, PEP 38741, PEP 38480 and PEP 38765 and using $3,268 of cash for the purchase of property and equipment. For the similar period last year the Company spent $517,379 of cash for the purchase of interests in oil and gas properties in New Zealand, using $7,490 to purchase property and equipment and receiving $5,856 from the sale of marketable securities during the year. The net result for the twelve-month period ending March 31, 2004 was a net provision of cash of $276,704 for investing activities. This compares to a net use of cash from investing activities totalling $519,013 for the same period last year.

Conclusion:

The net impact of all cash activities during the twelve months ended March 31, 2004 resulted in a net decrease in cash of $234,801, compared to a net decrease in cash of $1,100,176 for the comparable period ended March 31, 2003.

Other:

Subsequent to the 2004 fiscal year, we completed a private placement financing consisting of 542,495 units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, each warrant entitling the purchaser to acquire an additional common share for US$1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

During the fiscal year ended March 31, 2004 we issued 2,100,000 restricted common shares from treasury for US$0.0033 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-competition Agreement approved by the Board of Directors. We also issued 450,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

During the fiscal year ended March 31, 2003 we issued 600,000 units at a price of US$0.13 per unit pursuant to a private placement agreement to raise total proceeds of US$80,000. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.17 in the first year and US$ 0.20 in the second year. The resale of the common shares under this private placement are subject to a one-year hold period in accordance with applicable law.

During the fiscal year ended March 31, 2002 we issued 6,000,000 units at a price of US$0.10 per unit pursuant to private placement agreements to raise total proceeds of US$600,000. Each unit consists of one share of common stock and one share purchase warrant to purchase an additional share of common stock at a price of US$0.13 until June 6, 2002, at a price of US$0.17 until June 6, 2003 and thereafter at a price of US$0.20 until expiry on June 6, 2004. This private placement was ratified by shareholders at the annual and special meeting held on September 19, 2001.

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2004 fiscal year, nor are they anticipated to change during the 2005 fiscal year.

Our anticipated capital expenditures on petroleum properties for the 2005 fiscal year are less than $700,000 for our New Zealand interests and can be met by our current working capital. Included in these expenditures, are drilling programs for PEP 38741 and PEP 38765 and a seismic program for PEP 38256.

The seismic program scheduled for PEP 38256 and the drill program for PEP 38765 are estimated to cost approximately $200,000 and $140,000 respectively and the work will be completed during the remainder of the 2005 fiscal year. We have sufficient working capital to complete these 2005 commitments but we will need to raise additional working capital for future commitments. We intend to raise additional working capital through further issuances of common shares to have the funds necessary to participate in additional exploration wells and future permit requirements, or we will need to farm-out our interests other parties to reduce the capital commitments of the Company.

Anticipated Total Work Obligations Before March 31, 2005

(As at 31 March 2004)

	Description of		Source of
Property	Work	CAD$	Funds

Unproved:
New Zealand:
PEP 38256	Permit Maintenance & Seismic	$ 224,000	Working Capital
PEP 38741	Drill Well & Permit Maintenance	225,000	Working Capital
PEP 38480	Permit Maintenance	25,000	Working Capital
PEP 38258	Permit Maintenance	35,000	Working Capital
PEP 38765	Well & Permit Maintenance	145,000	Working Capital

Total Work Obligations		$ 654,000

The estimates of anticipated Total Work Obligations before March 31, 2005, have been revised as at July 30, 2004, and the amended obligations are as follows:

	Description of		Source of
Property	Work	CAD$	Funds

Unproved:
New Zealand:
PEP 38256	Permit Maintenance & Seismic	$ 237,000	Working Capital
PEP 38741 (1)	Drill Well & Permit Maintenance	241,000	Working Capital
PEP 38480	Permit Maintenance	25,000	Working Capital
PEP 38258	Permit Maintenance	35,000	Working Capital
PEP 38765	Well & Permit Maintenance	145,000	Working Capital

Total Work Obligations		$ 683,000

(1) The Company and Austral-Pacific (formerly Indo-Pacific), as operator of PEP 38741, committed, on August 19, 2003, the joint venture to complete the second schedule of the work program for the permit which entailed drilling an exploration well within 24 months of the commencement date of the program. The well was completed in June 2004 at a cost of approximately $170,000 and the company will submit, for approval, an ongoing work program for the remainder of the permit term.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in CAD$ and US$ and we incur our exploration expenditures in NZ$. Refer to Item 3. "Risk Factors- Effect of Different Currencies".

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
(3) Mr. Cadenhead was appointed President, Chief Executive Officer and a Director in April of 2003.
(4) Mr. Abougoush was appointed a Director in May 2003.

Mr. Alan Hart has been the Company's Chairman since April 24, 2003 and until that time had been our Chief Executive Officer, President as well as a Director since his hiring on July 18, 2002 and until resigning as President and Chief Executive Officer on April 24, 2003. Mr. Hart obtained his Master's Degree in Geology from the University of Texas at Arlington in 1979 and has a long and exemplary career in the oil and gas industry. He has worked in several emerging oil and gas regions including North and West Africa, Central America, Southeast Asia, Australia and New Zealand.

Mr. Drew Cadenhead has been the Company's President, Chief Executive Officer and a Director since April 24, 2003. Mr. Cadenhead began his career in the oil and gas industry in 1979 with Amoco and Canadian Hunter where he was responsible for exploration in Canada's Western Sedimentary Basin. Mr. Cadenhead has held various executive positions in the energy sector, including Vice President of Exploration and executive positions responsible for acquisitions and divestitures. Of particular importance to the Company is, Mr. Cadenhead's international successes in New Zealand's Taranaki Basin with Fletcher Challenge. Mr. Cadenhead is a member of the C.S.P.G. and APEGGA and holds the professional designation P. Geol and received his Bachelor of Science in Geology from the University of Calgary.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined our Company as the corporate accountant. He is currently the Chief Financial Officer, Secretary and a Director of our Company as well as Chief Financial Officer and a director of Trans-Orient Petroleum Ltd., a Director of Austral Pacific Energy Ltd.

Mr. Barry MacNeil has been a member of the board of directors of the Corporation since October 1, 2001. Mr. MacNeil is a Certified General Accountant who has over fifteen years experience in public practice including two years at BDO Dunwoody, Ward & Malette, a local accounting firm in Langley, B.C. Additionally, Mr. MacNeil worked as a Corporate Accountant for a group of companies involved in sales and services of mining equipment to the international mining industry and a lumber company with export sales to Japan, Europe and Australia.

Mr. Gordon Abougoush has been a member of the Board of Directors of the Corporation since May of 2003. He has extensive experience in business development and operations. Of particular importance to the continued development of the Company is Mr. Abougoush's track record of financing and operating successful early stage growth companies. He is the founder and operator of a company that employs 70 individuals and he is also actively involved in commercial and residential property development.

We do not have liability insurance to cover our directors and officers in the performance of their duties, but we intend to so during the 2005 fiscal year. To date, no agreements to contractually provide indemnities have been executed or delivered.

Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal year indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option

Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options (6)	Exercise Price	Expiry Date

Alan Hart, Chairman and Director (1)	2004 2003 2002	49,204 87,175 -	- - -	- 150,000 -	- US$0.27 -	- May 31, 2008 -

Drew Cadenhead President, Chief Executive Officer and Director (2) (7)	2004 2003 2002	147,667 - -	- - -	- - -	- - -	- - -

Garth Johnson Secretary (3)	2004 2003 2002	58,335 34,653 21,033	- - -	- 150,000 -	US$0.27 - -	- May 31, 2008 -

Bernhard Zinkhofer, Former Director	2004 2003 2002	- - -	7,042(4) 13,665(4) 28,624(4)	- - -	- - -	- - -

Barry MacNeil, Director	2004 2003 2002	- - -	- - -	- 15,000 -	- US$0.27 -	- May 31, 2008 -

Gordon Abougoush, Director (5)	2004 2003 2002	- - -	- - -	- 150,000 -	- US$0.27 -	- May 31, 2008 -

(1) Mr. Hart resigned as President & CEO in April 2003 and was appointed Chairman of the Board at that time.

(2) Mr. Cadenhead was appointed President, Chief Executive Officer and a Director in April of 2003.

(3) Mr. Johnson was paid $58,335 (2003: $34,653; 2002: $21,033) through invoices submitted by DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., as a result of Mr. Johnson's time spent on the Company.

(4) Legal fees paid to the law firm in which Mr. Zinkhofer is a partner. Mr. Zinkhofer resigned as a director of the Company in May of 2003 and was replaced by Mr. Abougoush. While still a director Mr. Zinkhofer's firm received $1,754 in fees and a further $5,288 after his resignation from the Board.

(5) Mr. Abougoush was appointed a Director in May 2003, replacing Mr. Zinkhofer.

(6) Options were granted on May 30, 2003 and vest over a five-year period and, once exercised, are subject to resale restrictions. As of April 27, 2004 a forward stock split of one additional new share for every two old shares was declared by the Company, resulting in an increase in the eligible option amounts by 50% from the previous year as well as decreasing the exercise price from US$0.40 to US$0.27.

(7) Mr. Cadenhead, as part of a consulting, incentive shares and non-competition agreement, acquired 1,400,000 common shares of the Company at a price of US$0.005 per share. The shares are subject to voting, vesting and resale conditions. See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement.

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director, however directors have been paid for executive services in addition to their board services. We may pay per diem rates to directors from time to time depending on required levels of activities.

From February 1994 to the 2002 fiscal year, we did not pay regular remuneration to our executive officers. Commencing in the 2002 fiscal year we began paying Mr. Johnson, in his role as an employee of DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., for his services for the Company in a management role and as corporate accountant for the Company. DLJ Management invoices the Company on a cost recovery basis for time spent on the Company by Mr. Johnson on regulatory and accounting functions.

On July 20, 2002, we entered into an agreement with Mr. Hart for his services as President and CEO of the Company whereby the Company paid Mr. Hart US$6,000 per month until June of 2003. Thereafter we have been paying Mr. Hart, in his capacity as Chairman of the Board and as a Director, NZ$2,400 per month on a month-to-month basis.

On April 7, 2004, the company extended an oil and gas exploration executive services contract with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Mr. Cadenhead, by one-year, with annual consideration of $160,000. The contract that was originally signed on April 24, 2003 was a one-year, Consulting, Incentive shares and Non-competition agreement, with Rimu Resources Ltd. ("Rimu"). The Company agreed to pay Rimu, for Mr. Cadenhead's services as the Company's President, Chief Executive Officer and as a Director, a signing bonus of $12,000, in addition to annual consideration of $148,000. The agreement included the entitlement to purchase 1,400,000 common shares of the Company at a price of US$0.005 per share, with the shares being subject to certain voting, vesting, and resale conditions.

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers for services rendered, nor was any remuneration paid to directors except for legal services provided by a law firm in which Bernhard Zinkhofer, is a partner. The cost of these legal services during the 2004 fiscal year was $1,754 while Mr. Zinkhofer was a director and $5,288 subsequent to his resignation (2003: $13,665; 2002: $28,624).

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

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be held in September of 2005, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of July 23, 2004 the following are the Company's officers and directors.

Name	Period served in position
Alan Hart (1), Chairman and Director	2 years, 1 month
Drew Cadenhead, President, Chief Executive Officer and Director	1 year, 4 months
Garth Johnson, Secretary, Chief Financial Officer and Director	3 years, 4 months
Barry MacNeil (1), Director	2 years, 10 months
Gordon Abougoush (1), Director	1 year, 3 months

(1) member of the audit committee

Audit and remuneration committees

List of Audit Committee members as at July 30, 2004:

    Alan Hart
    Barry MacNeil
    Gordon Abougoush

Audit Committee members do not have service contracts and are not paid for their services as an audit committee member. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized.

The Company does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the board of directors.

Employees and Consultants

We have one full time consultant located in Calgary, Alberta, being Mr. Cadenhead through his wholly-owned company Rimu Resources Ltd. All of our administrative duties are carried out by either Mr. Cadenhead or DLJ Management Corp., located in Vancouver, B.C., ("DLJ") a 100% owned subsidiary of Trans-Orient Petroleum Ltd., under a month-to-month contract. We are billed by DLJ on a monthly basis for time spent on Company matters, on a cost recovery basis. Mr. Alan Hart is paid as a part-time consultant working in New Zealand on the Company's behalf and he devotes a majority of his time to other interests.

See "Item 7 - Major Shareholders and Related Transactions".

Share ownership by officers and directors

Mr. Drew Cadenhead owns 2,100,000 common shares (16.75% of shares outstanding) of the Company that are subject to certain voting, vesting and resale provisions.

See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement.

Mr. Gordon Abougoush owns 22,050 common shares (less than 1.00% of shares outstanding) and 9,300 share purchase warrants of the Company.

Stock options were granted to directors of the Company on May 30, 2003, as follows:

Name	Number	Exercise	Expiry
Alan Hart	100,000	US$0.40	May 31, 2008
Garth Johnson	100,000	US$0.40	May 31, 2008
Gordon Abougoush	100,000	US$0.40	May 31, 2008
Barry MacNeil	10,000	US$0.40	May 31, 2008

As a result of the forward stock split approved by shareholders and as implemented by the Company on April 27, 2004, the options outstanding to the directors as of July 23, 2004 are:

Name	Number	Exercise	Expiry
Alan Hart	150,000	US$0.27	May 31, 2008
Garth Johnson	150,000	US$0.27	May 31, 2008
Gordon Abougoush	150,000	US$0.27	May 31, 2008
Barry MacNeil	15,000	US$0.27	May 31, 2008

There have been no incentive stock options exercised by any director, officer or employee to the report date.

There were no incentive options granted to, or exercised by, any director, officer or employee in the years ended March 31, 2003 or 2002.

The Company has, in the past, had no defined plan for involving employees in the capital of the Company. The Company has, at the discretion of the board of directors, granted incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determined the exercise price. Vesting of options may be made at the time of granting of the options or over a period of up to five years as set out in each option agreement. Such options granted have a maximum term of six years. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The Board of directors has adopted a share option plan (the"Plan") and has received approval from disinterested shareholders for the granting of options to employees and service providers which was presented and approved at the annual general meeting of the shareholders held on September 24, 2004. The Plan reserves 2,500,000 common shares for issuance upon exercise of options granted under the Plan. Options granted under the Plan are non-assignable, non-transferable, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, and vest over a period of 3 years.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of our common stock. All ownership shown is of record and reflects beneficial ownership as of July 23, 2004. Information was provided by the individuals themselves.

Name and address	Number of	Percent
of owner	Shares	of Class

Alex Guidi	7,026,000 (1)	43.15
Vancouver, B.C.

Drew Cadenhead	2,100,000 (2)	16.75%
Calgary, Alberta

Brad Holland	779,970 (3)	6.12%
Dhahran, Saudi Arabia

Tanya Loretto	807,750 (4)	6.23%
Richmond, B.C.

Zena Loretto	932,950 (5)	7.27%
Delta, B.C.

Ron Bertuzzi	696,331 (6)	5.43%
Vancouver, B.C.

Peter Loretto	962,860 (7)	7.60%
Richmond, B.C.

Hampton Financial Partners, Inc.	1,650,500 (8)	12.35%
Menlo Park, California

(1) Of the 7,026,000 common shares owned by Mr. Guidi, 300,000 are held by International Resource Management Corp., 150,000 are held by Pacific Reach Management Ltd. Which are B.C. companies that are wholly-owned by Mr. Alex Guidi. The remaining 6,576,000 common shares are indirectly held by Mr. Guidi through his registered retirement savings plan.

Of the 7,026,000 shares held by Mr. Guidi, 3,750,000 are attributable to common shares, which may be acquired within 60 days under warrants. Specifically Mr. Guidi holds warrants to acquire up to 3,750,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 per share until expiry on June 6, 2006.

(2) All of the 2,100,000 common shares shares (formerly 1,400,000 shares, prior to 1.5:1 stock split) owned by Mr. Cadenhead, are subject to a 48 month vesting period, whereby no shares vest for the first thirty six months and then 525,000 shares vest on the thirty seventh month, 350,000 shares vest at month forty one, month forty five and month forty eight. In addition the vested shares are subject to a selling schedule whereby no shares can be sold for three years. Thereafter 7,500 shares shares per month from month thirty six to forty eight and then 30,000 shares can be sold from month forty nine to sixty on a non cumulative basis. Thereafter there are no sales restrictions. In addition Mr. Cadenhead has agreed to vote the shares at the direction of the board at all shareholder meetings of the Company for a period of three years. The Company may also buy the shares back from Mr. Cadenhead, should the Consulting, Incentive Shares and Non-Competition Agreement be terminated for cause or not renewed by either party upon expiry of the first three one-year terms.

See also Exhibit 4.6, Consulting, Incentive Shares and Non-Competition Agreement

(3) Of the 779,970 shares held by Mr. Holland, 200,000 are attributable to common shares, which may be acquired within 60 days under warrants. Specifically Mr. Holland holds warrants to acquire up to 200,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 per share until expiry on June 6, 2006.

(4) Of the 807,750 shares held by Ms. Tanya Loretto, 112,500 are held by Wavecrest Capital Corp., a B.C. company that is wholly-owned by Ms. Loretto. The remaining 695,250 common shares are indirectly held by Ms. Tanya Loretto through her registered retirement savings plan. Of the 807,750 shares held by Ms. Tanya Loretto, 435,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically, Ms. Tanya Loretto holds warrants to acquire up to 435,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 per share until expiry on June 6, 2006.

(5) Of the 932,950 shares held by Ms. Zena Loretto, 300,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically Ms. Zena Loretto holds warrants to acquire up to 300,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 until expiry on June 6, 2006.

(6) Of the 696,331 shares indirectly held by Mr. Bertuzzi through his registered retirement savings plan, 300,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically Mr. Bertuzzi holds warrants to acquire up to 300,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 per share until expiry on June 6, 2006.

(7) Of the 962,860 shares held by Mr. Peter Loretto, 168,000 are held by PCL Holdings Ltd. and 3,750 are held by 437581 BC Ltd., both of which are B.C. companies that are wholly-owned by Mr. Loretto. The remaining 959,110 common shares are indirectly held by Mr. Peter Loretto through his registered retirement savings plan. Of the 962,860 shares held by Mr. Peter Loretto, 140,000 are attributable to common shares which may be acquired within 60 days under warrants. Specifically, Mr. Peter Loretto holds warrants to acquire up to 140,000 shares at a price of US$ 0.23 per share until June 6, 2005 and thereafter at a price of US$ 0.33 per share until expiry on June 6, 2006.

(8) Of the 1,650,500 shares held by Hampton Financial Partners, Inc., 600,000 are attributable to common shares which may be acquired within 60 days under warrants and 225,000 are shares may be acquired within 60 days under options. Specifically, Hampton Financial Partners, Inc. holds warrants to acquire up to 600,000 shares at a price of US$ 0.23 per share expiring on August 21, 2005 and thereafter at a price of US$ 0.33 per share until expiry on August 21, 2006 and Hampton holds an option to acquire up to 225,000 shares at a price of US$0.27 until expiry on March 7, 2005.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of:

  On April 27, 2003, Mr. Cadenhead purchased 2,100,000 common shares of the Company

  In May of 2003, Hampton Financial Partners, Inc. purchased 656,250 common shares of the Company and in August of 2003 they purchased an additional 600,000 common shares

  On March 18, 2004, Mr. Brad Holland acquired 450,000 common shares through the exercise of share purchase warrants.

  On July 5, 2004, Mr. Peter Loretto (PCL Holdings Ltd.) acquired 25,000 common shares of the Company through the exercise of share purchase warrants.

Insider Reporting

The Securities Act (Yukon) does not prescribe any reporting for insiders of our company. The company is a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (British Columbia). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after the month in which any trade in our securities occurs. Copies of the reports and summaries of the insider activity as well as issuer activity are available for public inspection at www.sedi.com, the Canadian regulatory website for insider trading.

Major Shareholder Voting Right

There are no different voting rights, attributable to the major shareholders and every shareholder has equal rights. Mr. Cadenhead, as part of the Consulting, Incentive Shares and Non-Competition Agreement, agreed to vote his 2,100,000 incentive shares of the Company at the direction of the Board of Directors of the Company at all shareholders' meetings of the Company until April 24, 2006.

Host Country Shareholders

The proportion and number of shareholders of record in the United States as at July 23, 2004 are as follows:

Estimated proportion of shares held in the U.S.	14%
Number of shareholders	556
Number of shares held	1,777,601

Arrangements Affecting Shareholdings

Mr. Alex Guidi is the Company's controlling shareholder. There are no known arrangements, which would significantly affect the control of the controlling shareholder.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

  At March 31, 2004 we owed $9,960 (2003: 81,592) to certain public companies with directors, officers and/or principal shareholders in common with the Company

  Mr. Bernhard Zinkhofer served as a Director of the Company until May of 2003, and for the fiscal year ended March 31, 2004, Mr. Zinkhofer's firm received $1,754 (subsequent to his resignation as a director, his firm received $5,288) (2003: $13,665) for legal services.

  On June 6, 2001, we completed a private placement for US$600,000, subject to ratification by our disinterested shareholders at our Annual and Special Meeting held on September 19, 2001. The private placement consisted of four million units (6,000,000 post-split) at a price of US$0.15 (US$0.10 post-split) per unit, consisting of one common share and one three-year share purchase warrant. The private placement was made to eight investors, one of who is Alex Guidi whom is a principal shareholder of the Company and Trans-Orient Petroleum. At the time of his transaction Mr. Guidi was also the controlling shareholder of Austral. Each share purchase warrant entitled the holder to purchase one common share at a price of US$0.20 (US$ 0.13 post-split) in the first year, US$0.25 (US$ 0.17 post-split) in the second year and US$0.30 (US$0.20 post-split) in the third year. In total Mr. Guidi subscribed for 2,500,000 units(3,750,000 post-split) of the 4,000,000 (6,000,000 post-split) issued.

  During the fiscal year ending March 31, 2004 the Company paid DLJ Management Corp. ("DLJ") $127,887 (2003: $130,162) for corporate services which included office space rental, accounting and administrative services. These services are billed on a cost recovery basis by DLJ. DLJ is a wholly owned subsidiary of Trans-Orient Petroleum Ltd.

  Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG Oil, whereby the Company received rental income of $1,000 per month from each company. In February of 2003, AMG Oil gave notice to the Company that due to limited working capital, they could no longer pay rent as agreed. As a result the Company received rental income of $23,000 for the 2003 fiscal year. The commercial property used to produce rental income was sold in August of 2003.

  The Company entered into farm-in agreements with Austral Pacific for the Company to purchase interests in PEP 38741 (20%) and PEP 38480 (25%) and for the ability to participate in PPP 38761 (10%) based on fair market values totalling NZ$522,511 during the 2003 fiscal year and as described in Item 4 above.

  The Company, by way of a farm-in agreement with an effective date in August 2002 acquired a 20% participating interest in the onshore Taranaki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $72,661 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application.

  The Company, on April 24, 2003, and as extended for a further year as of April 7, 2004, retained Rimu Resources Ltd. ("Rimu"), to provide oil and gas explorations executive services to the Company. Specifically, we entered into a one-year, Consulting, Incentive Shares and Non-competition agreement, with Rimu, a private company wholly-owned by Mr. Cadenhead, to provide oil and gas exploration executive services to the Company. The Company agreed to pay Rimu, for Mr. Cadenhead's services as the Company's President, Chief Executive Officer and as a Director, a signing bonus of $12,000, in addition to annual consideration of $148,000 for the first year and $160,000 annually for the first extension. The agreement included the entitlement to purchase 1,400,000 common shares (2,100,000 post forward split) of the Company at a price of US$0.005 (post forward split US$0.0033) per share, with the shares being subject to certain voting, vesting, and resale conditions.

  During the fiscal year the company paid $255,205 (2003 fiscal year - $121,828) in wages and consulting fees to three directors (2003 - two directors) including Mssrs. Drew Cadenhead, Alan Hart and Garth Johnson.

  During the 2004 fiscal year the Company granted 310,000 incentive stock options (465,000 post forward split) to purchase common shares of the Company vesting over five years, exercisable at a price of US$0.40 (US$0.27 post forward split) until expiry on May 31, 2008 to four directors of the Company.

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

Significant Changes

The following significant changes have occurred since March 31, 2004:

  The Company received shareholder approval on April 7, 2004 for a one new additional share for every two old shares held, forward stock split, for the shareholders of record as of April 27, 2004. At that time, the outstanding common shares increased from 7,978,061 to 11,967,086. The post split trading began on May 4, 2004.

  On June 4, 2004 the company and its partners began their 2004 drilling phase with the Honeysuckle-1 well located on PEP 38741, onshore Taranaki Basin. Drilling started on June 4, 2004 and completed on June 29, 2004. Oil was located but not in sufficient economical amounts to warrant any further exploration work.

  The company completed a non-brokered restricted private placement on May 4, 2005 for 542,495 units, consisting of one common share and a full share purchase warrant. There were no fees associated with this private financing and the unit placement, totalling US$905,000 includes a one-year hold period expiring May 4, 2005. This placement had the effect of increasing the outstanding common shares from 11,967,086 to 12,509,581.

  In July 2004 a further 25,000 warrants were exercised at US$0.27, which had the effect of increasing the outstanding common shares from 12,509,581 to 12,534,581.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9.THE OFFER AND LISTING

Offer and Listing Details

Price History of the stock

Our shares traded on the VSE and the CDNX, the successor to the VSE, and TSX Venture Exchange, the successor to the CDNX in Vancouver, British Columbia, Canada until September 21, 2000, when we voluntarily delisted. Beginning on December 8, 1999 our shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "DUREF" until we changed our name from Durum Cons. Energy Corp. to TAG Oil Ltd on June 12, 2002 and as a result we began trading under the new symbol "TAGOF".

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the CDNX.

Summary trading by year, for the five most recently competed fiscal periods ending March 31, 2004:

	OTCBB		CDNX

Year	High (1)(2)	Low (1)(2)	High (1)(2)	Low (1)(2)

2000	1.08	0.50	1.75	0.74
2001	1.203	0.25	-	-
2002	1.25	0.20	-	-
2003	1.55	0.22	-	-
2004	4.50	0.52

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2004.

	OTCBB		CDNX

Year and Quarter	High (1)(2)	Low (1)(2)	High (1)(2)	Low (1)(2)

2003
First Quarter	1.01	0.22	-	-
Second Quarter	1.55	0.70	-	-
Third Quarter	0.88	0.55	-	-
Fourth Quarter	0.75	0.46	-	-

2004
First Quarter	1.40	0.52	-	-
Second Quarter	2.25	1.10	-	-
Third Quarter	2.00	1.45	-	-
Fourth Quarter	4.50	1.70	-	-

Summary trading by quarter for any full quarter subsequent to the year end March 31, 2004

OTCBB

Month	High (1)(2)(3)	Low (1)(2)(3)

Apr 1 to June 30	3.75	2.00 (1)

Summary trading by month for the six most recently completed months ending June 30, 2004

Month	High (1)(2)(3)	Low (1)(2)(3)

Jan	2.10	1.70

Feb	2.80	1.95

Mar	4.50	2.60

Apr	3.75	2.75

May	3.30	2.10

Jun	2.40	2.17

  OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

  All market prices subsequent to May 4, 2004 reflect trading after the 1.5:1 forward stock split to the recorded shareholders as of April 27, 2004.

  All quotations are from the website located at www.finance.yahoo.com.

Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 12,534,581 Common Shares are issued as of July 23, 2004.

Our shares traded on the VSE in Vancouver, British Columbia, Canada until September 21, 2000. Beginning in December 8, 1999 our shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "DUREF" until we changed our name from Durum Cons. Energy Corp. to TAG Oil Ltd. on June 12, 2002. Thereafter our shares have traded under the new symbol "TAGOF".

ITEM 10.ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

Our Articles of Association were previously filed with our Form 20F for the Year Ended March 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as exhibits are material contracts the Company entered into during the period July 30, 2002 to July 30, 2004 as follows:

  By an agreement dated April 24, 2003, and extended a further year as of April 7, 2004, the Company retained Rimu Resources Ltd. ("Rimu"), to provide oil and gas explorations executive services to the Company. Specifically, we entered into a one-year, consulting, incentive shares and non-competition agreement, with Rimu, a private company wholly-owned by Mr. Cadenhead, to provide oil and gas exploration executive services to the Company. The Company agreed to pay Rimu, for Mr. Cadenhead's services as the Company's President, Chief Executive Officer and as a Director, a signing bonus of $12,000, in addition to annual consideration of $148,000 for the first year and $160,000 annually for the first extension. The agreement included the entitlement to purchase 1,400,000 (2,100,000 post forward split) common shares of the Company at a price of US$0.005 (US$0.0033 post forward split) per share, with the shares being subject to certain voting, vesting, and resale conditions.

  The Company entered into two farm-in agreements and one bidding agreement, with an effective date in August 2002 and dated September 09, 2002, with associated company Austral Pacific to acquire interests in PEP 38741 (20%), PEP 38480 (25%) and PEP 38765 (formerly PPP 38761) (10%) by paying Indo NZ$522,511 based on fair market value and past costs.

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

  Pursuant to an Investor Relations Services Agreement dated the 15th day of July, 2002, the Company retained 573634 B.C. Ltd. dba Republic Communications, a British Columbia company, to perform corporate awareness services for the Registrant. The term of the agreement was for six months with Republic Communications receiving US$5,000 per month plus approved expenses for providing the services. This contract was extended under the same terms on January 15, 2003 and July 15, 2003 and was mutually terminated on August 11, 2003. Republic has received services, from time to time, from a principal of Hampton.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, Cdn$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2003 was Cdn$237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

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

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which if enacted, could be applied, possibly on a retroactive basis, at any time.

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

Distribution on Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However, the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.

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

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes in the our internal controls or in other factors that could significantly affect the our internal controls subsequent to the date of their evaluation, nor do we believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16.

A. Audit committee financial expert

Our Board of Directors has determined that we have one independent audit committee financial expert serving on its audit committee. This financial expert is Mr. Barry MacNeil, who is accredited in Canada as a Certified General Accountant.

B. Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. Our code of ethics is available to review on our website, www.tagoil.com, under the "Investors Section" titled "Code of Conduct".

A copy of our code of ethics is available, free of charge, from the offices of TAG Oil Ltd., at Suite 400, 534 17th Avenue SW, Calgary, Alberta, Canada, T2S 0B1 and this can be requested in writing, addressed to the Company Secretary.

C. Principal Accountants Fees and Services

Principal Accountant Service (1)	For the fiscal year ended March 31, 2004	For the fiscal year ended March 31, 2003

Audit Fees	5,000	5000

Audit Related Services	-	-

Tax Fees	1,884	-

All Other Fees	-	-

(1) De Visser Gray has been the Principal Accountant for the two years reported above.

The nature of the services provided by De Visser Gray under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by De Visser Gray for the audit of our annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit-Related fees

Audit related fees are normally for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under "Audit Fees" above. There were no audit-related fees for the current or previous year.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (ie: income tax, capital tax, goods and services tax, payroll tax, and value added tax).

All Other Fees

There were no other fees incurred in the period covered in the table above.

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

PART III

ITEM 17.FINANCIAL STATEMENTS.

Financial Statements begin on page 45.

The financial statements and Report of the independent Auditors are filed as part of the Company's Annual Report.

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401-905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.,

We have audited the consolidated balance sheets of TAG Oil Ltd. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows, and schedules of general and administrative expenses for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TAG Oil Ltd. as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004 in accordance with generally accepted accounting principles in Canada and the United States of America.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
June 10, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated June 2, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
June 10, 2004

TAG OIL LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at March 31,	2004	2003

Assets

Current

Cash and cash equivalents	$ 876,466	$ 1,111,267
Accounts receivable	8,850	81,867
Marketable securities (Note 3)	3,300	3,300
Prepaid expenses	31,845	48,795

	920,461	1,245,229
Oil and gas properties (Note 4)	645,209	521,041
Property and equipment (Note 5)	17,470	400,583

Total Assets	$ 1,583,140	$ 2,166,853

Liabilities

Accounts payable and accrued liabilities	$ 14,293	$ 27,553
Due to related parties (Note 8)	9,960	81,592

Total Liabilities	24,253	109,145

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at March 31, 2004:
7,978,061; March 31, 2003: 6,278,061 (Note 6a)	10,623,289	10,474,139
Contributed surplus (Note 6b)	400,636	110,606
Deficit	(9,465,038)	(8,527,037)

Total Shareholders' Equity	1,558,887	2,057,708

Total Liabilities and Shareholders' Equity	$ 1,583,140	$ 2,166,853

Approved by the Board of Directors:

"Garth Johnson"	"Drew Cadenhead"
Garth Johnson, Director	Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

Expenses

General and administrative (Schedule)	976,993	827,989	211,827

Loss before other items	(976,993)	(827,989)	(211,827)

Other Items

Interest income	15,737	43,470	83,691
Rental income	-	23,000	4,000
Gain on sale of marketable securities	-	3,656	-
Gain on sale of property and equipment	23,256	-	-
Write-down of marketable securities	-	-	(7,000)
Write-off of capital assets	-	(6,216)	-
Write-down of oil and gas properties	(1)	(454,150)	-
Recovery of costs (Note 11)	-	222,976	-

	(938,001)	(995,253)	(131,136)

Deficit - Beginning of year	(8,527,037)	(7,531,784)	(7,400,648)

Deficit - End of year	$ (9,465,038)	$ (8,527,037)	$ (7,531,784)

Loss per share (Note 7)	$ (0.13)	$ (0.16)	$ (0.03)

Weighted average number of shares	7,490,116	6,122,445	5,145,773

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

Operating Activities

Net loss for the year	$ (938,001)	$ (995,253)	$ (131,136)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	73,017	(77,420)	18,206
Due to/from related parties	(71,632)	70,577	(20,623)
Prepaid expenses	16,950	(46,466)	-
Accounts payable and accrued liabilities	(13,260)	(16,081)	27,192
Adjustments for non-cash operating items:
Amortization	5,496	14,532	8,923
Stock Option Compensation	290,030	110,606	-
Write-down of oil and gas properties	-	454,150	-
Write-down of marketable securities	-	-	7,000
Write-off of capital assets	-	6,216	-
Write-off of oil and gas property	1	-	-
Recovery of costs	-	(222,976)	-
Gain on sale of marketable securities	-	(3,656)	-
Gain on sale of property and equipment	(23,256)	-	-

Net cash used in operating activities	(660,655)	(705,771)	(90,438)

Financing Activities

Common shares issued for cash	149,150	124,608	915,420

Net cash provided by financing activities	149,150	124,608	915,420

Investing Activities

Exploration of oil and gas properties	(124,169)	(517,379)	13,822
Proceeds from sale of property and equipment	404,141	-	-
Purchase of property and equipment	(3,268)	(7,490)	(391,591)
Proceeds from sale of marketable securities	-	5,856	-

Net cash provided by (used in) investing activities	276,704	(519,013)	(377,769)

Net (decrease) increase in cash during the year	(234,801)	(1,100,176)	447,213
Cash position - Beginning of year	1,111,267	2,211,443	1,764,230

Cash position - End of year	$ 876,466	$ 1,111,267	$ 2,211,443

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 6,020	$ 10,947	$ 13,097
Amortization	5,496	14,532	8,923
Consulting fees, inclusive of stock-
based compensation (Note 6b)	116,816	207,801	33,062
Corporate relations and development	21,476	37,953	17,329
Corporate capital tax	2,525	-	-
Directors fees, inclusive of
stock-based compensation	370,086	87,175	-
Filing and transfer agency fees	22,482	21,960	15,071
Foreign exchange loss (gain)	30,787	80,463	(39,129)
Property report	25,000	-	-
General exploration	6,966	2,132	4,888
Investor relations	29,022	62,250	-
Legal	15,011	23,576	45,620
Office and miscellaneous	38,803	46,022	14,987
Printing	16,318	26,051	9,747
Property taxes	-	3,447	-
Rent	30,032	26,169	18,643
Telephone	18,841	16,558	9,684
Travel	53,299	55,768	1,954
Wages and benefits	105,745	85,172	57,951
Website development	62,268	20,013	-

	$ 976,993	$ 827,989	$ 211,827

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

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

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 12.

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

During the 2004 fiscal year, the Company deregistered its inactive subsidiary Durum (Australia) Pty. Ltd. and has initiated the deregistration of its inactive subsidiary Durum Energy (PNG) Limited.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The estimation of future net revenues is based upon prices, costs and regulations in effect at each year -end.

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

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

l) Stock-Based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services. As amended during the current year, and applied by the company to both the current and comparative years, the standard now requires that all stock option-based awards made to consultants and employees, be measured and recognized in these consolidated financial statements and measured using a fair value based method.

Refer to Note 6b

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2003: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2003: $3,300). At March 31, 2004, the market value of these shares was $20,100 (March 31, 2003: $6,900).

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 4 - OIL AND GAS PROPERTIES

	Net Book	Additions	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2003	Period	Properties	March 31, 2004

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ 40,556	$ -	$ 117,251
PEP 38258	-	19,696	-	19,696
PEP 38741	366,201	28,777	-	394,978
PEP 38480	45,042	22,184	-	67,226
PEP 38765	33,102	12,956	-	46,058
Papua New Guinea - PPL 192	1	-	(1)	-

Total Unproved	$ 521,041	$ 124,169	$ (1)	$ 645,209

The Company's oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a) New Zealand - PEP 38256 (40.38%); Onshore Canterbury

The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area and then it was further amended during the 2004 fiscal year when, the Company gave notice to the operator of PEP 38256, to increase its interest in PEP 38256 to 40.38%, as a result of AMG Oil Ltd. withdrawing from the permit. The other participant interests' are now Austral Pacific Energy (NZ) Ltd. ("Austral") (34.62%) (formerly "Indo-Pacific Energy (NZ) Ltd.", and related by directors-in-common) and Magellan Petroleum (NZ) Ltd. (25%).

At March 31, 2004, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, which include a 2-D seismic program, of approximately $224,000 during its 2005 fiscal year to maintain this status.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 4 - OIL AND GAS PROPERTIES (continued)

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and ("Austral") (75%), the Operator, were awarded a new exploration permit, "PEP 38258", located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. These expenditures are expected to cost approximately $35,000 during the 2005 fiscal year.

c) New Zealand - PEP 38741 (20%); Onshore Taranaki Basin

The Company, by a farm-in agreement with an effective date in August 2002, acquired a 20% participating interest in Permit 38741 ("PEP 38741"), located onshore in Teranaki Basin, North Island, from Austral for NZ$479,195. The farm-in costs of NZ$479,195 included the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The ceiling amount was reached during the 2004 fiscal year and accordingly the Company now pays its pro-rata costs of all expenditures relating to the permit. The other participants, in PEP 38741 are TAP (New Zealand) Pty. Ltd. (50%) and Austral Pacific Energy (NZ) Ltd. (30%).

At March 31, 2004, PEP 38741 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and costs relating to well site preparation and drilling (inclusive of the cost of drilling the Honeysuckle-1 well in June of 2004) totaling approximately $225,000 during its 2005 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki Basin

The Company, by purchase agreement with an effective date in August 2002, acquired a 25% participating interest in Permit 38480 ("PEP 38480") located offshore in the Taranki Basin, North Island from related company and operator of the permit, Austral (75%) by agreeing to pay 25% of past costs of acquisition totaling $19,010 (NZ$25,000).

At March 31, 2004, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting largely of permit administration and geology and geophysics, of approximately $25,000 during its 2005 fiscal year to maintain this status.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 4 - OIL AND GAS PROPERTIES (continued)

e) New Zealand - PEP 38765 (formerly "PPP 38761") (10%); Onshore Taranaki Basin

During the Company's 2004 fiscal year, PPP 38761 expired according to the terms associated with the granting of this permit in February of 2003. The term was set as the earlier of one year after grant or the closing bids for acreage, which includes the area covered by this permit. Such bids were invited and the closing date for the bids was October 31, 2003, so PPP 38761 expired on that date. However the Company and the other joint venture partners successfully bid for this acreage described as "Block M" and were awarded the Permit, PEP 38765, in February of 2004.

The participant interests' are Austral Pacific Energy (NZ) Ltd. (27.50%), Tap (New Zealand) Pty Ltd. (50%), Magellan Petroleum (NZ) Ltd. (12.50%) and TAG Oil Ltd. (10%).

At March 31, 2004, PEP 38765 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and drilling the Miro-Miro-1 well totaling approximately $145,000 during its 2005 fiscal year to maintain this status.

f) Papua New Guinea - PPL 192 (and APPL 235) (10%)

The Company gave notice to the Operator of APPL 235, in which it has a 10% interest that, it does not wish to further participate in the permit. As a result the Company has written-off this property. The Company does not expect to incur any further costs associated with this permit.

g) Canada - Alberta

During the current fiscal year the Company paid $6,966 for lease rentals and maintenance costs in relation to oil and gas interests previously written-off. Accordingly a result, these costs were expensed as incurred.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

		2004			2003

		Accumulated	Disposal of	Net Book	Net Book
	Cost	Amortization	Asset	Value	Value

Office unit	$ 228,121	$ (10,706)	$ (217,415)	$ -	$ 217,415
Furniture and office equipment	104,701	(87,231)	-	17,470	12,208
Land	170,960	-	(170,960)	-	170,960

	$ 503,782	$ (97,937)	$ (388,375)	$ 17,470	$ 400,583

On August 20, 2003, the Company sold its commercial office unit, including land for gross proceeds of $420,000. The Company received $404,141, net of all costs, resulting in a gain on disposition of $23,256.

NOTE 6 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2002	5,878,061	$ 10,349,531
Private placement	400,000	124,608

Balance at March 31, 2003	6,278,061	10,474,139
Private placement	1,400,000	9,710
Exercise of share purchase warrants	300,000	139,440

Balance at March 31, 2004	7,978,061	$ 10,623,289

During the 2004 fiscal year, the Company issued 1,400,000 restricted common shares to its president for consideration of US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the Board of Directors.

The Company also issued 300,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.35 per share.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 6 - SHARE CAPITAL (continued)

During the 2003 fiscal year, the Company completed a private placement of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.35 until August 21, 2005 and US$0.50 until August 21, 2006. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

Refer to Note 11

b) Share Purchase Warrants and Incentive Stock Options

At March 31, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

3,700,000	US$0.35	June 6, 2005/
	US$0.50	June 6, 2006
400,000	US$0.35	August 21, 2005/
	US$0.50	August 21, 2006

4,100,000

During the 2004 fiscal year, the Board of Directors of the Company approved an extension to the 4,100,000 existing warrants to purchase common shares of the Company, entitling subscribers to purchase 3,700,000 common shares at a price of US$0.35 until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006, and 400,000 common shares at a price of US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

At March 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005
200,000	US$0.40	May 31, 2007
310,000	US$0.40	May 31, 2008

760,000

During the 2004 fiscal year, the Company granted options to purchase 200,000 common shares vesting over four years and 310,000 common share of the Company vesting over five years, exercisable at a price of US$0.40 until expiry on May 31, 2007 and May 31, 2008, respectively.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 6 - SHARE CAPITAL (continued)

During the 2003 fiscal year the Company granted 250,000 fully-vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005.

The Company applied the Black-Scholes option pricing model using the closing price of US$0.69 (2003: US$0.63) on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $290,030 (2003: $110,606).

Refer to Note 8d

NOTE 7 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At March 31, 2004, the Company owed $9,960 (March 31, 2003 - $81,592) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement, Wages and Legal Services

During the 2004 fiscal year, the Company paid $255,205 (2003 fiscal year - $121,828) in wages and consulting fees to three (2003: two) directors.

On April 24, 2003, the Company entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its president, to retain Rimu to provide oil and gas exploration management services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, with annual compensation of $148,000 plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Its president to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

Refer to Note 11

c) Oil and Gas Property

Austral Pacific Energy Ltd., and AMG Oil Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 4

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

d) Stock Options

During the 2004 fiscal year, the Company granted four directors an aggregate of 310,000 options to purchase common shares.

e) Other

During the 2004 fiscal year, the Company incurred $127,887 (2003 fiscal year - $130,162) of largely general and administrative costs through DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At March 31, 2004 the Company owed DLJ $9,960.

NOTE 9 - INCOME TAXES

There are no income taxes payable for the 2004 and 2003 fiscal years. At March 31, 2004, the Company has approximately $4.1 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2004 the Company has non-capital losses of $2,399,430 (March 31, 2003 - $1,076,659) available for future deduction from taxable income earned in Canada, which expire as follows:

2007	$ 139,371
2008	99,137
2009	486,839
2010	1,674,083

$ 2,399,430

At March 31, 2004, the Company also has losses and deductions of approximately NZ$2,137,672 (March 31, 2003 - NZ$1,978,126) available to offset future taxable income earned in New Zealand.

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

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 11 - SUBSEQUENT EVENTS

During the period subsequent to March 31, 2004, the following occurred:

a) Consulting, Incentive Share and Non-Competition Agreement

The Company extended the agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its president, to retain Rimu to provide oil and gas exploration executive services to the Company. The extension is for a one-year period, further extendable from another year if agreed by both parties, with the annual fee set at $160,000.

b) Forward Stock Split

The Company's, shareholders approved and implemented a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086.

c) Private Placement

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2004	2003

Marketable securities under Canadian GAAP	$ 3,300	$ 3,300
Adjustment required under U.S. GAAP	13,200	3,600
Cumulative historical adjustments	3,600	-

Marketable securities under U.S. GAAP	$ 20,100	$ 6,900

As a result, total current assets under U.S. GAAP as at March 31, 2004 and 2003 would be $937,261 and $1,227,455 respectively.

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

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders' equity section on the balance sheet.

	March 31,	March 31,
	2004	2003

Oil and gas properties under Canadian GAAP	$ 645,209	$ 521,041

Foreign currency translation adjustment	46,356	60,991
Cumulative historical adjustments	46,660	(14,331)

Oil and gas properties under U.S. GAAP	$ 738,225	$ 567,701

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2004 and 2003 would be $1,676,156 and $2,213,513, respectively.

b) Stockholders' Equity

i) Common Stock

During the comparative year, the Company elected to, under Canadian GAAP, to begin recording the cost of stock options granted to employees and consultants utilizing fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock based compensation as described in Statement of Accounting Standards 123 ('SFAS 123'). However, in the previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, of the effect of following a fair value based method of mewasuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2004	2003

Common stock under Canadian GAAP	$ 11,023,925	$ 10,584,745

Cumulative historical adjustments	3,042,858	3,042,858

Common stock under U.S. GAAP	$ 14,066,783	$ 13,627,603

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii) Foreign Currency Translation Adjustment

The effects of Note 12(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2004	2003

Foreign currency translation adjustment under Canadian GAAP	$ -	$ -

Foreign currency translation adjustment	46,356	60,991
Cumulative historical adjustments	46,660	(14,331)

Foreign currency translation adjustment under U.S. GAAP	$ 93,016	$ 46,660

iii)Accumulated Deficit

The effects of Note 12(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2004	2003

Deficit under Canadian GAAP	$ (9,465,038)	$ (8,527,037)
Net loss under U.S. GAAP	(924,801)	(991,653)
Deduct net loss under Canadian GAAP	938,001	995,253
Cumulative historical adjustments	(3,042,858)	(3,042,858)

Accumulated deficit under U.S. GAAP	$ (12,494,696)	$ (11,566,295)

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iv) Accumulated Other Comprehensive Income

The effects of Note 12(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2004	2003

Accumulated other comprehensive income under Canadian GAAP	$ -	$ -

Unrealized gain (loss) on marketable securities	13,200	3,600
Cumulative historical adjustments	3,600	-

Accumulated other comprehensive income under U.S. GAAP	$ 16,800	$ 3,600

As a result of these adjustments, total stockholders' equity under U.S. GAAP as at March 31, 2004 and 2003 would be $1,651,903 and $2,104,368, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Loss and and Comprehensive Income for the Year

The following are the effects of Note 12(a) and (b) on net loss for the 2003, 2002, and 2001 fiscal years:

	2004	2003	2002

Net loss for the year under Canadian GAAP	$ (938,001)	$ (995,253)	$ (131,136)

Net loss for the year under U.S. GAAP	$ (938,001)	$ (995,253)	$ (131,136)

Other comprehensive income:
Realized gain on marketable securities	-	-	-
Unrealized gain on marketable securities	13,200	3,600	(17,500)

Comprehensive loss for the year under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

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

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2004	2003	2002

Numerator: net loss for the year under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

Denominator:
Weighted-average number of shares under Canadian GAAP	7,490,116	6,122,445	5,154,773
Adjustment required under U.S. GAAP	-	-	-

Weighted-average number of shares under U.S. GAAP	7,490,116	6,122,445	5,154,773

Basic and diluted loss per share under U.S. GAAP	$ (0.12)	$ (0.16)	$ (0.03)

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

e) Operating Activities

The derivation of this financial statement line item under US is summarized as follows:

	2004	2003	2002

Net loss for the year under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

Write-down of oil and gas properties:
Under Canadian GAAP	-	454,150	-
Other components of operating activities which are similar under
Canadian and U.S. GAAP	264,146	(168,268)	58,198

Net cash used in operating activities	$ (660,665)	$ (705,771)	$ (90,438) 190,438447,213

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following Exhibits are incorporated by reference:

Exhibit Reference	Exhibit Description

1	Articles of Association and Bylaws(1)

4.1	Subscription Agreement with Alex Guidi for 2,500,000 units dated June 5, 2001(2)

4.2	Subscription Agreement with Hampton Financial Partners Inc. for 400,000 units dated August 21, 2002 (3)

4.3	Executive Contract with Alan Hart dated July 19, 2002 (3)

4.4	Investor Relations Service Agreement with 573634 B.C. Ltd. DBA Republic Communications dated July 15, 2002 (3)

4.5	Change of Permit Terms for PEP 38256 (3)

4.6	Consulting, Incentive Shares and Non-Competition Agreement (4)

4.7	Form of Stock Option Agreement for Canadian Consultants (5)

4.8	Form of Stock Option Agreement for US Consultants (6)

4.9	Form of Stock Option Agreement for all vesting options to named directors (6)

4.10	Form of Farm-in Agreement for PEP 38741 (7)

4.11	Deed of Variance of Farm-in Agreement for PEP 38741 (7)

4.12	Form of Sale Agreement for PEP 38480 (7)

4.13	Form of farm-out agreement for PEP 38723 (7)

4.14	Form of Subscription Agreement for private placement dated April 20, 2004

4.15	Form of Stock Option Plan

8.0	List of Wholly-Owned Subsidiaries of TAG Oil Ltd.

16.1	Code of Ethics (8)

31.1	Section 302(a) Certification of CEO

31.2	Section 302(a) Certification of CFO

32	Section 906 Certifications

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

  Herein incorporated references previously filed with our Form 20-F dated March 31, 2003 filed July 30, 2004.

  Available on the Company's website at www.tagoil.com

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 28, 2004      By:    "Drew Cadenhead"

                                                        _______________________________
                                               Name:     Drew Cadenhead
                                               Title:        President & CEO