Form 20-F
period 2005-03-31
TAG OIL LTD
filed 2005-09-30
CIK 912785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005 (with other information to September 28, 2005 except where noted)

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

Commission file number 0-22500

TAG OIL LTD.
(Exact name of Registrant specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

YUKON TERRITORY, CANADA
(Jurisdiction of incorporation or organization)

Suite 400, 534 17th Avenue SW
Calgary, Alberta, Canada, T2S 0B1
(Address of principal executive offices)

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

Number of outstanding shares of TAG Oil’s only class of capital stock as on March 31, 2005.

26,026,081 Common Shares Without Par Value (46,631,081 outstanding at September 28, 2005)

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
Item 17  ☒                                Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in |
Rule 12b-2 of the Exchange Act):
Yes  ☐                                   No ☒

(End of Cover Page)

3

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

AMI is an Area of Mutual Agreement relating to joint venture partners of two or more permits that have agreed to explore together, a defined area within their permits.

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

Forward Looking Statements

Certain statements in this Report constitute forward-looking statements. These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, those identified under the subheading “Risk Factors” in Item 3 hereof.

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

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                KEY INFORMATION

Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2005, 2004 2003, 2002 and 2001, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the years ended March 31, 2005, 2004 and 2003 are included in this filing. The selected historical financial information for the year ended March 31, 2002 & 2001 presented in the table below are derived from audited consolidated financial statements of the Company that are not included in this filing. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 13 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2005	2004	2003	2002	2001
	$	$	$	$	$
Current Assets	6,556,579	920,461	1,245,229	2,223,719	1,801,712
Oil and Gas Properties	1,933,088	645,209	521,041	457,812	471,634
Property and
Equipment	16,834	17,470	400,583	413,841	31,173
Incorporation Costs	-	-	-	-	-
Total Assets	8,506,501	1,583,140	2,166,853	3,095,372	2,304,519
Share Capital	18,639,495	11,023,925	10,584,745	10,349,531	9,434,111
Deficit	(10,679,415)	(9,465,038)	(8,527,037)	(7,531,784)	(7,400,648)
Interest Income	17,352	15,737	43,470	83,691	108,360
Rental Income	-	-	23,000	4,000	-
Net Loss	(1,214,377)	(938,001)	(995,253)	(131,136)	(504,908)
Net Loss per Share	(0.09)	(0.08)	(0.11)	(0.02)	(0.18)

Please refer to Note 2 of Item 17, which includes the Company’s adopted recommendations of the Canadian Institute of Chartered Accountants.

Under U.S. Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2005	2004	2003	2002	2001
	$	$	$	$	$
Current Assets	6,583,579	937,261	1,248,829	2,223,719	1,819,212
Oil and Gas Properties	2,018,617	738,225	567,701	444,794	416,406
Property and
Equipment	16,834	17,470	400,583	413,841	31,173
Incorporation Costs	-	-	-	-	-
Total Assets	8,619,030	1,692,956	2,213,513	3,082,354	2,266,790
Share Capital	21,682,353	14,066,783	13,627,603	13,392,389	12,476,969
Deficit	(13,698,873)	(12,494,696)	(11,566,296)	(10,574,642)	(10,443,507)
Cumulative
Comprehensive Adj.	27,000	16,800	3,600	-	17,500
Interest Income	17,352	15,737	43,470	83,691	108,360
Rental Income	-	-	23,000	4,000	-
Net Loss	(1,204,177)	(924,801)	(991,653)	(148,636)	(531,078)
Net Loss per Share	(0.09)	(0.08)	(0.11)	(0.02)	(0.19)

Please refer to Note 13 of Item 17, which includes all material differences between Canadian and US GAAP that are relevant in preparation of our financial statements.

Given the nature of our operations and assets we are of the view that for the two years ended March 31, 2005 the foregoing difference in Canadian and U.S. GAAP would not have resulted in any material disclosure differences insofar as our financial results are concerned.

Exchange Rates

Our financial statements, as provided under Item 8 and 17 are presented in Canadian Dollars. On March 31, 2005 the buying rate for Canadian dollars was US $1.00 for Cdn$ 1.2096. At the close of business on September 28, 2005 the buying rate for Canadian dollars was US$1.00 for Cdn$1.1785. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months:

	Oct 2004	Nov 2004	Dec 2004	Jan 2005	Feb 2005	Mar 2005
Month End	1.2180	1.1860	1.2020	1.2412	1.2335	1.2096
Average	1.2472	1.1957	1.2176	1.2256	1.2383	1.2157
High (2)	1.2521	1.2004	1.2238	1.2303	1.2441	1.2205
Low (2)	1.2437	1.1925	1.2127	1.2201	1.2350	1.2120

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2005	2004	2003	2002	2001

Year End (1)	1.2096	1.3113	1.4678	1.5942	1.5763
Average	1.2782	1.3527	1.5491	1.5655	1.5041
High (2)	1.2834	1.4924	1.5988	1.6125	1.5763
Low (2)	1.2742	1.2683	1.4628	1.5583	1.4497

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

4.                History of Losses and Reliance on Certain Persons

We have a history of losses from operations from failed investments in the oil and gas business. Through September 22, 2005, the management of the Company and the growth of the business depended on the continued involvement of Mr. Alex Guidi, a principal shareholder who was instrumental in securing funding for the Company. There are no formal agreements in place with Mr. Guidi and Mr. Guidi has other business interests, which result in him devoting only a small portion of his time to the business of the Company. As a result of the Company’s most recent brokered private placement, which concluded on September 22, 2005, TAG has established a broader shareholder base.

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

8.                Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the us, rig availability and reliance on third party operators of permits and licenses, or circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

We participate in permits or licences with industry partners with access to greater resources from which to meet their joint venture capital commitments. If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a pro-rata portion of the our interest in any production from the joint venture area. We are a majority interest owner in only two of our properties and in those that we do not have a majority interest in we do not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements, which can give rise to interpretive disputes with other parties who are financially interested in the property.

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

10.               Effect of Different Currencies

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has depreciated against the value of the CDN and US currency to our benefit. An increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars.

11.               Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. Our common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

12.              No Title Assurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

13.               Dealings With Associated Companies

We are associated through common directors and common shareholdings with three other public hydrocarbon companies. In certain cases, we have been assigned interests from associated companies in compliance with applicable corporate law.

We may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of our company and the associated companies should not consider a purchase of our securities.

See Item 7 – Major Shareholders and Related Party Transactions

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

15.               Foreign Jurisdiction Risks; Governmental Laws and Local Conditions

Claims of aboriginal peoples in New Zealand may adversely affect the rights or operations of our company and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. Our exploration interests in New Zealand are subject to regulations that relate directly and indirectly to our operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in New Zealand will not change in a manner that may materially and adversely affect our business.

16.               Value of Properties

The amounts attributed to our properties in our financial statements represent acquisition and exploration expenditures to date, and should not be taken to in any way reflect realizable value.

17.               Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and four of the Company’s directors and officers are residents of Canada and one is a resident of New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

ITEM 4.                INFORMATION ON THE COMPANY

History and Development of the Company

Corporate Actions

Our legal and corporate name is TAG Oil Ltd. although we have had the name changes disclosed below. We are a Calgary, Alberta, Canada based hydrocarbon resource company that holds an interest in the following New Zealand exploration permits: Petroleum Exploration Permits (“PEP”) 38256, 38258, 38480, 38741, 38745, 38757, 38758 and 38765. TAG Oil Ltd. also has certain commercial agreements associated with the AMI-Hursthouse, PEP 38260 and PEP 38751.

As a company domiciled in the Yukon Territory, Canada, our legally registered office is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, YT, Canada, Y1A 3T2. Our principal business office is located at Suite 400-17th Avenue, Calgary, Alberta, Canada, T2S 0B1 and our regional exploration office is located at 23 Arden Place, Oakura, Taranaki, New Zealand.

We were incorporated in British Columbia on December 12, 1990 under the name "398052 B.C. Ltd." by the registration of memorandum and articles under the Company Act (British Columbia). We changed our name to "Aldus Energy (Canada) Corp." on January 28, 1991, to "Aldus Energy Corp." on April 4, 1991, to "Durum Energy Corp." on July 18, 1991, to “Durum Cons. Energy Corp.” on October 27, 1998 and to

our current name “TAG Oil Ltd.” on June 12, 2002. We became a reporting company in British Columbia on obtaining a receipt for our initial prospectus in British Columbia in February 1992. We obtained a listing on the Vancouver Stock Exchange (the “VSE”) and commenced trading through the facilities of the VSE on March 16, 1992. Trading in our common shares was halted by the VSE on September 12, 1996 and recommenced on May 5, 1997.

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

Effective with the October 27, 1998 share consolidation (or “reverse-split”), we changed our name to Durum Cons. Energy Corp. and then changed our name again to our current name TAG Oil Ltd. on June 12, 2002. Our common shares were listed on the Canadian Venture Exchange (“CDNX”) under the trading symbol “DUR” until we voluntarily delisted on September 21, 2000.

During the 2005 fiscal year, we implemented a forward stock split on the basis of one additional new share issued for every two old shares held, resulting in 3,989,025 new shares being issued to existing shareholders of record on April 27, 2004.

All references to our outstanding common shares, issuances of common shares, options and warrants and prices associated with the above corporate actions and their effects on share capital have been shown on a retroactive basis.

Effective July 18, 2005, TAG Oil Ltd. commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TAO”. We continue to trade on the United States Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol “TAGOF”.

During the 2005 fiscal year, the Company completed the deregistration of its inactive subsidiary Durum (Australia) Pty. Ltd. and is continuing with the deregistration of its inactive subsidiary Durum Energy (PNG) Limited. These actions are consistent with the Company’s desire to focus on the primary business in New Zealand.

Exploration and Acquisitions:

2005

During the 2005 fiscal year the Company continued its exploration and acquisition focus in New Zealand as described below.

The material aspects of the Company’s 2005 exploration program related to the completion of a 16 square kilometer 3-D seismic program on its 100% held property PEP 38757 during the last quarter of the 2005 fiscal year, along with drilling three unsuccessful, non-operated, wells during the year being the Honeysuckle-1 well on PEP 38741 (TAG interest 20%) in June 2004, the Miromiro-1 well on PEP 38765 (TAG interest 10%) in December 2004 and the Hursthouse-1 well (TAG interest 12.5%) in December 2004, located within the Area of Mutual Interest covering portions of PEP 38745 and PEP 38732.

During the year the Company also acquired interests in three new interests; PEP 38757 (100% interest), PEP 38758 (100% interest) and AMI-Hursthouse (12.5% interest). In return for the assignment of interests in PEP 38757 and PEP 38758 the Company granted a 5% overriding royalty to PEP 38757 Limited and PEP 38758 Limited, in lieu of any cash consideration. In addition to secure the services of an independent professional to provide geotechnical services to the Company on PEP 38757 and 38758 at 50% of New Zealand standard consulting rates, the Company granted the geotechnical consultant a 0.5% overriding royalty based on Net Sales Revenue on PEP 38757 and PEP 38758. As part of the acquisition of the interest in the AMI-Hursthouse area, the Company paid NZ$65,000 in past costs relating to the interest as well as committing to paying for its percentage share of the drilling costs of the Hursthouse-1 well described above.

General and Administrative costs relating to exploration and acquisitions of $829,333 were similar to the 2004 fiscal year ($650,680) with the exception of travel costs, filing, listing and transfer agent fees, as well as professional fees also increasing materially due to the Company’s forward stock split, the successful application for listing on the TSX Venture Exchange and additional costs relating to the acquisition of additional exploration interests.

Subsequent to the 2005 fiscal year end:

a.	The Company drilled the Supplejack-1 well on August of 2005 in PEP 38741 (TAG 20%). The well intersected 2 separate hydrocarbon bearing zones, which are presently being evealuated for commerciality.

b.
The Company acquired a 16.67% interest in PEP 38745 in consideration for a 5% gross overriding royalty on the interest assigned and was assigned a 33.33% interest in PEP 38751 in return for reimbursing past costs of approximately $13,000. The Company expects to drill a well on these interests in October and November of 2005, respectively.

c.
The Company entered into an agreement with Green Gate Limited on May 13, 2005 under which the Company can earn a 40% interest in and become operator of the onshore area of PEP 38260 by completing a 25km 2-D seismic program. The Company can then earn an additional 40% of the onshore portion of the permit by drilling one well on the permit. After earning its 70% interest onshore of PEP 38260, the Company will have the option to acquire a 15% interest in the offshore portion of PEP 38260 by reimbursing 15% of the past costs associated with the offshore portion of the permit.

2004

In our 2004 fiscal year, we focussed on our current work programs associated with our New Zealand permits and we also sought to expand our exploration interests in New Zealand. The Company completed the required work commitments on its existing permits and acquired two new permits as described below.

During the 2004 fiscal year the Company (25%) and Austral Pacific Energy Ltd. (75%) as operator, were awarded a new exploration permit (“PEP 38258”) located in the offshore Canterbury Basin. In addition the Company (10%), Austral Pacific (27.5%), Tap (New Zealand) Pty Ltd (50%) and Magellen Petroleum (NZ) Ltd. (12.5%) were awarded new exploration permit (“PEP 38765”) (formerly “PPP 38761” and “Block “M”) located in the onshore Taranaki Basin. We also increased our interest in the onshore Canterbury Basin Project (“PEP 38256”) in New Zealand from 10% to 40.38% . As the activity of the Company increased during 2004, so did the general and administrative costs associated with operating our Company. The Company incurred significant general and administrative costs totalling $650,680 (2003: $622,388) plus incurring stock option compensation expenses totalling $290,030 (2003: $110,606).

The Company also retained key oil and gas exploration personnel, included as a significant cost in our general and administrative expenses, in order for the Company to maintain our work commitments and acquisition efforts in New Zealand.

2003

During the 2003 fiscal year the we made three oil and gas property acquisitions (PEP 38741, PPP 38761 and PEP 38480), through agreements made with associated company Austral Pacific Energy Ltd. (“Austral-Pacific”) (formerly Indo-Pacific Energy Ltd.) and one acquisition (PEP 38723) through an agreement made with associated company Gondwana Energy, Ltd., for exploration interests in New Zealand and incurred significant expenditures totalling $517,379 directly related to its oil and gas properties for the year. We also incurred significant general and administrative costs totalling $622,388, and stock option compensation expenses totalling $110,606, relating to the increased activity of the Company in its acquisition efforts in the oil and gas industry.

Financing:

On May 2, 2003, we approved an extension of the 6,600,000 warrants, to purchase common shares of the Company entitling holders, who are principal shareholders of the Company, to purchase 6,000,000 common shares at a price of US$0.20 per share until June 6, 2003, US$0.23 per share until June 6, 2005 and US$0.33 per share until expiry on June 6, 2006 and 600,000 common shares at a price of US$0.20 per share until August 21, 2003, US$0.23 per share until August 21, 2005 and US$0.33 per share until expiry on August 21, 2006.

See Item 7 – Major Shareholders and Related Party Transactions

On May 14, 2003, we issued 2,100,000 shares for US$0.0033 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition agreement approved by the board of directors on April 24, 2003.

See Item 7 – Major Shareholders and Related Party Transactions

On May 30, 2003, we granted options to purchase 465,000 common shares of the Company vesting over five years and 300,000 common shares of the Company vesting over four years, exercisable at the price of US$0.267 per share until expiry on May 31, 2008 and May 31, 2009 respectively.

See Item 7 – Major Shareholders and Related Party Transactions

On March 4, 2004, we issued 300,000 shares from treasury upon the exercise of share purchase warrants at a price of US$0.35 per share for proceeds of US$105,000.

In May of 2004, we completed a non-brokered private placement financing of 542,495 units at a price of US$1.67 per unit, for proceeds of US$905,967. Each unit consists of one common share and a two-year share warrant entitling the purchaser to acquire an additional share for US$1.83 per share for the first year and thereafter at a price of US$2.00 per share until expiry at the end of the second year.

The Company, primarily in the fourth quarter of the 2005 fiscal year issued 6,150,000 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.23 per share, for proceeds of US$1,414,500 and 100,000 common shares from treasury pursuant to the exercise of certain stock options at a price of US$0.267 per share, for proceeds of US$26,700.

See Item 7 – Major Shareholders and Related Party Transactions

On December 24, 2004 the Company re-purchased 1,800,000 incentive shares for cancellation and return to treasury at the owners cost, that had been previously issued to the Company’s President for US$5,940.

See Item 7 – Major Shareholders and Related Party Transactions

Our final capital raising transaction for the 2005 fiscal year occurred in March of 2005 and consisted of a private placement financing of 9,066,500 units at a price of US$0.40 per unit for proceeds of US$3,626,600. Each unit consists of one common share and a two-year share purchase warrant entitling the purchaser to acquire an additional common share for US$0.60 per share for the first year and thereafter at a price of US$0.80 per share until expiry at the end of the second year, subject to an accelerated expiry if a market trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire 30 days after notice is given to the holder that the trigger price was reached.

See Item 7 – Major Shareholders and Related Party Transactions

Subsequent to the 2005 fiscal year, on May 19, 2005, the Company’s Board of Directors approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment, was approved by the warrant holders, and reduced the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days.

On August 19, 2005, the Company chose to accelerate the 9,066,500 share purchase warrants outstanding described above, as the market trigger price was reached in year one. As a result, the expiry of the 9,066,500 share purchase warrants, exercisable at US$0.60 per share was changed to September 26, 2005. All affected warrants were exercised prior to expiry for proceeds of US$5,439,900.

On September 22, 2005 the Company completed a brokered private placement financing of 11,538,500 shares at a price of $1.30 per share for gross proceeds of $15,000,050.

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

We compete with other companies in bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Austral Pacific region. We are also subject to government regulation of the oil and gas properties we hold and in the operations we conduct on those properties. The effects of these regulations are described in Item 4. “Property, Plant and Equipment”.

Organizational Structure

Our operations are conducted in part through our wholly-owned subsidiaries, being;

1.	TAG Oil (NZ) Limited;
2.	TAG Oil (Canterbury) Limited;
3.	Durum Energy (PNG) Limited (deregistration in progress);

All of the above noted subsidiaries are owned 100% and we hold 100% of the voting rights.

Petroleum Exploration Regime in New Zealand

Petroleum exploration permits granted in New Zealand generally provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Any production permits granted will be for a term of up to 40 years from the date of issue.

The New Zealand government has revised the royalty regime for any discoveries between June 30, 2004 and December 31, 2009 as follows: ad valorum (AVR) 1% on natural gas and 5% on oil and accounting profits royalty (APR) of 15% on the first $750MM ($NZ) of gross sales for off-shore discoveries and 15% on the first $250MM ($NZ) of gross sales for on-shore discoveries. The revised royalty regime is more fully described in the New Zealand Ministry of Economic Development – Crown Minerals “Minerals Programme for Petroleum (2005)”.

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

The following properties are discussed in this section:

Property	Location	Working Interest (2)	Gross Acres	Net Acres
			(sq. km’s)	(sq. km’s)

PEP 38765	Taranaki	10	12.71	1.271
PEP 38758	Taranaki	100	99.317	99.317
PEP 38757	Taranaki	100	29.447	29.447
PEP 38751 (1)	Taranaki	33.33	66.052	22.0171
PEP 38745 (2)	Taranaki	25	50.498	12.6245
PEP 38741	Taranaki	20	13.5296	2.7059
PEP 38480 (3)	Taranaki	25	323.75	80.9375
PEP 38260 (4)	Canterbury	30	5,198.68	1,559.6040
PEP 38258	Canterbury	25	10,950.338	2,737.5845
PEP 38256	Canterbury	53.84	2,881	1,557.1304

(1)
The Company has entered into an assignment agreement, effective June 10, 2005, for a working interest in PEP 38751 in the amount of 33 1/3%. Notice of this agreement has yet to be issued to the New Zealand Ministry of Economic Development.

(2)	The Company’s interest in PEP 38745 has increased from 16.667 to 25% as the result of the withdrawal of one of the JV partners.

(3)
At the date of this report, the JV of PEP 38480 had not met the commitments described in the permit terms to maintain the permit in good standing. On September 26, 2005 the Company agreed to relinquish this permit as a suitable amendment to the terms of the permit could not be reached with the New Zealand Ministry of Economic Development.

(4)
The Company has entered into an agreement, effective May 16, 2005, with the 100% PEP 38260 permit holder where in exchange for completing certain work permit program requirements, at the Company’s own cost, the

Company will receive certain working interests. At the date of this report, the Company is in the process of completing the required permit conditions to earn a 30% interest and operatorship of the onshore portion of this permit. Notice of this agreement has yet to be issued by the New Zealand Ministry of Economic Development.

Petroleum Exploration Permit 38765; Taranaki

The Company (10%), and other joint venture participants, Austral Pacific (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%), were granted PEP 38765, located in the onshore Tarankai Basin, North Island, on February 4, 2004. During the 2005 fiscal year the Joint Venture drilled the Miro-Miro-1 exploration well that was plugged and abandoned. The Company expects to maintain this permit in good standing by drilling another exploration well with its JV partners on the permit during the 2006 fiscal year at a cost to the Company of approximately $130,000.

Petroleum Exploration Permit 38758; Taranaki

The Company was assigned a 100% interest in PEP 38758, located in the onshore Taranaki Basin, North Island in December of 2004.

During the balance of the 2005 fiscal year the Company incurred minor costs in preparation for a geochemical survey and seismic re-processing scheduled for first and second quarter of the 2006 fiscal year. The Company has now completed both the geochemical survey and the seismic re-processing on the permit and intends to complete an extensive 2-D seismic survey over the permit at a cost of approximately $500,000 during the remainder of the 2006 fiscal year.

The Company was required to have completed the 2-D seismic survey by August of 2005 to maintain this permit in good standing and has requested an extension to the permit conditions. The Company believes it will be granted the requested extension by the MED based on the appropriate services being secured to carry out the necessary seismic program in February of 2006.

Petroleum Exploration Permit 38757; Taranaki

The Company was assigned a 100% interest in PEP 38757, located in the onshore Taranaki Basin, North Island in December of 2004.

During the balance of the 2005 fiscal year the Company completed the acquisition of a 16 square kilometre 3-D seismic program and has identified some drill ready prospects. The Company has now committed to drill a well on the permit at a cost of approximately $1,200,000 and have secured the OD&E rig# 19 for drilling in November of 2005.

The Company was required to have a well drilled by August of 2005 to maintain this permit in good standing and has requested an extension to the permit conditions. The Company believes it will be granted the requested extension by the MED based on the appropriate services being secured to drill the well in November of 2005.

Petroleum Exploration Permit 38751; Taranaki

In June of 2005, the Company executed a Deed of Assumption and Assignment with Bridge Petroleum Limited (“Bridge”) to acquire a 33% interest in this permit. Bridge holds the remaining 67% working interest in this permit. The deed between the Company and Bridge has been submitted to the MED and the Company is awaiting formal confirmation from MED that their records have been updated to reflect the Company’s working interest.

The MED has previously granted a permit conditions extension requiring that a well be drilled in this permit area before January 31, 2006. However, the Company and Bridge have now committed to drill a well on the permit at a cost to the Company of approximately $320,000. The OD&E rig# 19 has been secured for drilling in December of 2005.

Petroleum Exploration Permit 38745; Taranaki

The Company originally acquired a 16.67% interest in this permit with an effective date of April 1, 2005 with the Company’s interest increasing to 25% in September 2005 as a result of a JV participant withdrawing from the permit. Bridge and Tap (New Zealand) Pty Ltd. (“Tap”) hold 25% and 50% working interests respectively.

The MED has granted a permit conditions extension requiring that an exploration well be drilled before December 31, 2005. However the OD&E rig #19 has now been secured and a firm drilling contract is in place for drilling in December 2005 at a cost to the Company of approximately $330,000.

Petroleum Exploration Permit 38741; Taranaki

The Company acquired a 20% participating interest in this permit by way of a farm-in agreement with an effective date in August 2002 from related company Austral Pacific Energy (NZ) Limited (“Austral”), by paying Austral NZ$479,195. The farm-in costs of NZ$479,195 included our share of planning, acquisition and processing of the 3D seismic program over the permit, up to a $3.3 million ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price we paid was based on a similar agreement entered into by Austral with an unrelated party, Tap, on PEP 38741 and totalled $366,201. After the farm-in, the participant interests in PEP 38741 are Tap (50%), Austral (30%), as the operator, and TAG (20%).

During the 2003 fiscal period, the NZ$3.3 million ceiling amount was reached and accordingly we paid our pro-rata costs of all expenditures relating to the permit thereafter.

During the 2005 fiscal year the Company and its JV partners drilled the Honeysuckle-1 well that was plugged and abandoned.

Since the end of the 2005 fiscal year and to the date of this report, we have spent approximately $340,000 on drilling costs relating to the “Supplejack-1” well and approximately $185,000 on testing and completion costs.

AMI-Hursthouse; Taranaki

During the 2005 fiscal year the Company and the other AMI-Hursthouse participants drilled the Hursthouse-1 well that was plugged and abandoned. The AMI-Hursthouse covers a portion of PEP 38745 and PEP 38732. The Company expects only to incur minor costs relating to the administration of the AMI-Hursthouse for the remainder of the 2006 fiscal year.

Petroleum Exploration Permit 38480; Offshore Taranaki

We acquired, by way of a sale agreement with an effective date in August 2002, a 25% participating interest in this offshore permit from related company Austral by paying Austral, 25% of past costs of acquisition totalling $19,010 (NZ$25,000). After the farm-in, the participant interests in this permit are Austral Pacific (75%), as the operator, and TAG (25%).

During the 2005 fiscal year the Company and its JV partners completed geology and geophysical work on the permit and re-processed previously collected 2-D seismic on this permit.

Subsequent to the 2005 fiscal year, a 100 sq km 2-D seismic program was required to be completed by the JV prior to August 15, 2005 to maintain the permit in good standing. However the necessary seismic equipment was not available to perform the work by August 15, 2005 and the JV requested an extension from the MED as seismic equipment was secured to complete the program in December of 2005. The MED did not grant the requested extension and the JV agreed to relinquish the permit on September 26, 2005.

Petroleum Exploration Permit 38260; Onshore Canterbury

The Company has entered into an agreement, effective May 16, 2005, with Green Gate Limited, the 100% permit holder, where in exchange for completing certain work permit program requirements, at the Company’s own cost, the Company will receive certain working interests.

At the date of this report, the Company’s has completed a 5 kilometre 2-D seismic program on the permit and expects to complete a further 20km’s of 2-D seismic at a cost to the Company of $500,000 to earn a 30% working interest and operatorship of the onshore portion of this permit. Notice of this agreement has yet to be issued to the MED.

Petroleum Exploration Permit 38258; Offshore Canterbury

On August 18, 2003, the Company (25%) and Austral (75%) were awarded this exploration permit located in the offshore Canterbury Basin. During the 2005 fiscal year the JV undertook a determination of a hydrocarbon charge model, completed remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compiled a ranking of risked prospects and leads and committed to acquire 100 sq km’s of 3-D seismic in the 2006 fiscal year. The acquisition of the 3-D seismic is expected to cost us approximately $305,000 during our 2006 fiscal year.

Petroleum Exploration Permit 38256; Canterbury

During the 2005 fiscal year, the Company increased its interest in this permit to 53.84% as a result of a JV partner’s withdrawal from the permit. Austral, the operator of the permit, holds the remaining 46.16% working interest. During the 2005 fiscal year the JV completed geology and geophysical work in preparation for the 2-D seismic survey required to maintain the permit in good standing.

In June and July of 2005 the JV completed the required 2-D seismic over the Salmon and Chertsey South prospects, at a cost to the Company of approximately $220,000. The Company also committed to the next phase of the permit conditions that consisted of completing technical evaluations of the Salmon and Chertsey South prospects and agreeing to make a firm commitment by August 15, 2006 to drill a well on the permit by August 25, 2007 or surrender the permit. The Company expects the committed phase of the permit to cost approximately $25,000 for the remainder of the 2006 fiscal year.

ITEM 5.                OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of our historical financial and operating results and should be read in conjunction with our audited consolidated financial statements. (See Item 17) for the years ended March 31, 2005, 2004, and 2003, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 13 to the financial statements, under Item 17.

All dollar values are expressed in Canadian dollars, unless otherwise stated.

Operating Results

Summary

We are in the exploration and evaluation stage with respect to our oil and gas properties and therefore we do not generate any sales or revenue from operations. We have experienced losses in each of our fiscal periods and have not yet achieved break-even cash flow. Our main source of capital currently is the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2005 were $10,679,415. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs.

Results of Operations – 2005 Compared to 2004 and 2003

We have conducted our operations as an acquisition and exploration company. Our primary acquisitions over the 2005 fiscal year was acquiring PEP 38757, PEP 38758 and the AMI-Hursthouse area as well as increasing our interest in PEP 38256, all of which is described above. Our primary exploration focus over the 2005 fiscal year was completing a 16 square kilometer 3-D seismic program over PEP 38757 and drilling three unsuccessful, non-operated, wells on PEP 38741 (Honeysuckle-1), PEP 38765 (Miro-Miro-1) and on the AMI-Hursthouse (Hursthouse-1). In addition, we have deregistered our Australian subsidiary and are in the process of deregistering our Papua New Guinea subsidiary.

Our objectives for the 2006 fiscal year are to selectively acquire additional interests in prospective permits where warranted and to complete the required exploration work required under our permit terms and conditions and where possible exceed those requirements. To date we have drilled the Supplejack-1 well on PEP 38741 and we have completed a seismic program on PEP 38256 as described above. The Company also intends to drill four more wells on our existing New Zealand interests PEP 38757, 38765, 38745 and 38751. The Company has a number of other prospects located on its current interests that are suitable for drilling and if rig availability and access to the service industry provides us the opportunity, the Company will consider drilling additional wells during the remainder of the 2006 fiscal year.

We are also planning to acquire 2-D seismic on our offshore Canterbury permit PEP 38258, 3D seismic on our onshore Taranaki permit PEP 38758 and 2-D seismic on PEP 38260.

For the three years ended March 31, 2005, we generated $nil in oil and gas revenues. Total cost of sales for the same three year period was also $nil.

Costs and expenses:

The Company incurred $829,233 in general and administrative (“G&A”) expenses for the year ended March 31, 2005, compared to $650,680 for the year ended March 31, 2004 and $622,388 for the year ended March 31, 2003.

The main components of the $178,553 increase in G&A costs were related to an increase in filing, listing and transfer agent costs of $59,611, an increase of $67,849 in professional fees consisting of audit, accounting and legal fees and an increase of $40,187 in travel costs. These costs increased due to an increase in corporate activity relating to the Company’s steps to increase its exploration business.

Specifically filing, listing and transfer agent costs increased as a result of the extraordinay general meeting (“EGM”) the Company held in April of 2004 as well as the cost of implementing the forward stock split approved at the EGM. Listing fees were incurred during the year as well and relate to the Company successfully obtaining a TSX Venture Exchange listing. Professional fees also increased as a result of the EGM and obtaining the TSX Venture Exhange listing. However increases to legal fees also included the costs of acquiring the Company’s new oil and gas interests. Travel costs increased as a direct result of the increased activity relating to the Company’s oil and gas acquisition and exploration efforts.

In addition to the above, and due to the depreciation of the U.S. dollar and the fact that substantially all of the Company’s cash balances and financings were in U.S. Dollars at the March 31, 2005 fiscal year end, the Company experienced a foreign exchange loss of $212,589 versus $30,787 for the year ended March 31, 2004. The stock option compensation costs of $185,395 that were recorded during the 2005 fiscal year were down substantially from the $290,030 recorded last year as fewer new options were issued. Also included in the year ended March 31, 2004 is a gain on property and equipment totalling $23,256, resultant from the Company selling its commercial office unit during that period. Interest income was esentially the same for the two periods with $17,352 being recorded for 2005 and $15,737 being recorded for the 2004 fiscal year.

The Company’s net loss for the 2005 fiscal year was $1,214,377 (2004: $938,001 and 2003: $995,253).

We believe that the general and administrative costs of the Company for the 2006 fiscal year will be consistent with costs for the 2005 fiscal year. Although we do not expect to incur the large non-cash, stock based compensation costs incurred as a result of the issuance of stock options to directors and consultants during the 2006 fiscal year as we did during the 2005 and 2004 fiscal years, we expect to incur additional costs relating to consulting fees, directors fees and wages and benefits directly related to the amount of acquisition and exploration activity we expect to carry out as detailed above.

Inflation

We operate primarily in New Zealand, where inflation for our operational costs is at low levels – i.e. in the 2-5% range.

Foreign Currency Fluctuations

We hold cash reserves in CDN and US dollars, but incur the majority of our petroleum property expenditures in New Zealand dollars. Subsequent to the reporting date, the value of the New Zealand currency has depreciated against the value of the CDN and US currency to the benefit of our Company during that period. An increase in value of the New Zealand dollar versus the CDN or US dollar would have a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

Government Regimes

We are subject to foreign governmental regulations that relate directly and indirectly to our operations including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which we are operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect our business. There is no assurance that the laws of any jurisdiction in which we carry on business may not change in a manner that materially and adversely affects our business.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements accompanying the report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) However there are some exceptions and these are detailed below in Item 17, Note 13 “Differences between Canadian and United States Generally Accepted Accounting Principles”.

New Accounting pronouncements

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2005 the Company does not have any asset retirement obligations.

Liquidity and capital resources –2005 Compared to 2004 and 2003

As of the date of this report, the Company has sufficient capital to conduct its planned exploration program through the end of the 2006 fiscal year to maintain our interests in all of our New Zealand based permits. However, owing to the inherent risks of oil & gas acquisition and exploration, it is uncertain whether we will be able to generate sufficient income and/or secure outside sources of capital in an amount that are sufficient for us to continue with our expected operations beyond the end of 2006. Due to the exploratory nature of our business, we do not believe that traditional forms of debt financing are available to us.

We did not receive any revenue from our operations in 2005 and as all our current properties are in the exploration stage we do not expect to receive any revenue for our 2006 fiscal year.

Operating Activities:

The Company had $6,368,935 in cash and cash equivalents and $6,010,158 in working capital at March 31, 2005. This compares to $876,466 in cash and cash equivalents and $896,208 in working capital for year ended March 31, 2004.

The Company had a net use of cash of $645,951 from operating activities for the year ending March 31, 2005 compared to a net use of cash of $660,655 for the comparable year ending March 31, 2004.

Financing Activities:

Financing activities for the year ended March 31, 2005 consisted of the Company receiving $7,430,175 as follows:

•                In May 2004, the Company completed a private placement financing by issuing 542,495 post-split units at a price of US$1.67 and for proceeds of US$905,967 (CAD$1,247,218).

•                The Company, primarily in the fourth quarter issued 6,150,000 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.23 per share, for proceeds of US$1,414,500 (CAD$1,744,978) and 100,000 common shares from treasury pursuant to the exercise of certain stock options at a price of US$0.267 per share, for proceeds of US$26,700 (CAD$ $32,934).

•                On December 24, 2004 the Company purchased 1,800,000 incentive shares for cancellation and return to treasury at the owners cost, that had been previously issued to the Company’s President for US$5,940 (CAD$7,338).

•                The Company’s final capital raising transaction for the 2005 fiscal year occurred in March of 2005 and consisted of a private placement of 9,066,500 units at a price of US$0.40 per unit for proceeds of US$3,626,600 (CAD$4,412,383).

Refer to Item 17 Note 6 for further details.

Please see “Other” below for financing activities that occurred subsequent to year end.

Financing activities for the year ended March 31, 2004 consisted of receiving US$7,000 (CAD$9,710) as a result of the issuance of 2,100,000 common shares, to the Company’s President and US$105,000 (CAD$139,440) from the issuance of 450,000 common shares upon the exercise of certain share purchase warrants.

Investing Activities:

Investing activities for the 2005 fiscal year consisted of using $1,287,879 of cash for exploration work on our New Zealand oil and gas properties. Please refer to Item 17 Note 4 for additional information relating to these expenditures as well as “Property, Plant and Equipment” above. The Company also used $3,876 in cash for the purchase of equipment.

For the similar period last year, the Company received net proceeds of $404,141 as a result of selling its commercial office unit, used $124,169 of cash for exploration work on PEP 38256, PEP 38258, PEP 38741, PEP 38480 and PEP 38765 and used $3,268 of cash for the purchase of equipment.

The net result for the twelve-month period ending March 31, 2005 was a net use of cash totalling $1,291,755 for investing activities. This compares to a net provision of cash from investing activities totalling $276,704 for the same period last year.

Conclusion:

The net impact of all cash activities during the twelve months ended March 31, 2005 resulted in a net increase in cash of $5,492,469, compared to a net decrease in cash of $234,801 for the year ended March 31, 2004.

Other:

The Company, in the second quarter of the 2006 fiscal year issued 9,066,500 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.60 per share, for proceeds of US$5,439,900.

The Company, also completed a brokered private placement financing consisting of 11,538,500 common shares at a price of $1.30 per share for gross proceeds of $15,000,050. As part of this financing the Company paid a 6% cash commission on the proceeds and issued 400,000 broker warrants, exercisable at a price of $1.30 for a period of one year from the date of closing.

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources, as a result of our March and September 2005 private placements, have expanded to a broader group than in previous fiscal years, but are not anticipated to change during the 2006 fiscal year.

Our required capital expenditures on petroleum properties for the remainder of the 2006 fiscal year are approximately $3,300,000 which can be met by the working capital at the time of issuing this report.

Anticipated Total Work Obligations Before March 31, 2006 (As at March 31, 2005)

	Description of		Source of
Property	Work	CAD$	Funds
Unproved:
PEP 38256	2-D Seismic and Permit Maintenance	140,000	working capital
PEP 38258	Maintenance and Geological Studies	15,000	working capital
PEP 38741	Drill Well and Permit Maintenance	210,000	working capital
PEP 38765	Drill Well and Permit Maintenance	125,000	working capital
PEP 38757	Drill Well	900,000	working capital
PEP 38758	2-D Seismic	187,500	working capital
PEP 38480	3-D Seismic	243,000	working capital
Total Work Obligations		1,820,500

The estimates of anticipated Total Work Obligations before March 31, 2006, have been revised as at September 28, 2005, and the amended obligations are as follows:

	Description of		Source of
Property	Work	CAD$ (1)	Funds
Unproved:
PEP 38256	2-D Seismic	125,000	working capital
PEP 38258	3-D Seismic	305,000	working capital
PEP 38741	Testing and Completion	75,000	working capital
PEP 38765	Drill Well and Permit Maintenance	130,000	working capital
PEP 38757	Drill Well	1,200,000	working capital
PEP 38758	2-D Seismic	500,000	working capital
PEP 38745	Drill Well	163,000	working capital
PEP 38751	Drill Well	317,000	working capital
PEP 38260	2-D Seismic	500,000	working capital
Total Work Obligations		$3,315,000

(1)      Revised as to updated obligations and after considering work already performed to the date of this report.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in CAD$ and US$ and we incur our exploration expenditures in NZ$. Refer to Item 3. “Risk Factors- Effect of Different Currencies”.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and officers of our company are:

Name and Municipality	Position Held	Office Held Since
of Residence

Drew Cadenhead (1)	President, Chief Executive Offier	April 24, 2003
New Plymouth, New Zealand	and Director

Garth Johnson,	Chief Financial Officer,	April 20, 2001
Vancouver, BC, Canada.	Secretary and a Director

Paul Infuso (1)	Director	February 2, 2005
Winnipeg, MB, Canada

James Smith (1)	Director	February 2, 2005
Calgary, AB, Canada

Brian Jones	Executive Vice President	August 15, 2005
Calgary, AB, Canada

(1) Member of audit committee.

Mr. Drew Cadenhead has been the Company’s President, Chief Executive Officer and a Director since April 24, 2003. Mr. Cadenhead began his career in the oil and gas industry in 1979 with Amoco and Canadian Hunter where he was responsible for exploration in Canada's Western Sedimentary Basin. Mr. Cadenhead has held various executive positions in the energy sector, including Vice President of Exploration and executive positions responsible for acquisitions and divestitures. Of particular importance to the Company is, Mr. Cadenhead's international successes in New Zealand's Taranaki Basin with Fletcher Challenge. Mr. Cadenhead is a member of the C.S.P.G. and APEGGA and holds the professional designation P. Geol and received his Bachelor of Science in Geology from the University of Calgary.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined our Company as the corporate accountant. He is currently the Chief Financial Officer, Secretary and a Director of our Company as well as a Director of Austral Pacific Energy Ltd.

Mr. Paul Infuso is an independent oil & gas consultant with more than twenty years of experience. Mr. Infuso has held executive and leadership positions with both Ulster Petroleum and Impact Energy, where he played a key role in their success. Mr Infuso is a member of the board of directors of Arrow Energy Ltd.

Mr. James Smith is a seasoned business executive who has over 30 years of experience with public equity, financial management and reporting. He has been involved in the oil and gas industry at an executive level since 1983. Mr. Smith has formerly worked as CFO of Crestar Energy, as Vice President of Amoco Canada and as an executive for Dome Petroleum. Mr. Smith is a member of the board of directors of Penn West Petroleum Ltd., Grey Wolf Exploration, Deep Resources Ltd., Grand Petroleum Inc., Pure Energy Services Ltd and Penn West Energy Trust.

Mr. Brian Jones is an experienced senior executive with over 23 years of senior management domestic and international experience. Mr. Jones has formerly worked as President and Chairman of the Board of Pacific Ammonia (A subsidiary of Mitsui & Co. Ltd.) and as a Plant Manager for Methanex Corporation and Venture Manager and Operations Manager for Methanex New Zealand Ltd.

Effective July 25, 2005, the Company secured directors and officers liability insurance.

Compensation

The following table sets forth the aggregate compensation paid by the company for services rendered during the last full fiscal year indicated:

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year Ended
		Compensation		Securities Under Option
		Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Drew Cadenhead President, Chief Executive Officer and Director (1) (7)	2005 2004 2003	165,260 147,667 -	- 12,000 -	400,000 - -	US$0.65 - -	January 1, 2010 - -
Garth Johnson, Chief Financial Officer and Secretary (2)	2005 2004 2003	69,082 58,335 21,033	- - -	- - 75,000(6)	- - US$0.65(6)	- - May 31, 2008
Paul Infuso Director (3)	2005 2004 2003	2,000 - -	- - -	75,000 - -	US$0.65 - -	Feb 10, 2010 - -
James Smith Director (3)	2005 2004 2003	1,000 - -	- - -	50,000 - -	US$0.65 - -	Feb 10, 2010 - -
Alan Hart, Chairman and Director (4)	2005 2004 2003	30,349 49,024 87,175	- - -	- - 75,000(6)	- - US$0.65(6)	- - May 31, 2008
Barry MacNeil, Chairman and Director (5)	2005 2004 2003	5,350 - -	- - -	- - 15,000	- - US$0.65	- - May 31, 2008
Gordon Abougoush, Chairman and Director (5)	2005 2004 2003	- - -	- - -	- - 75,000(6)	- - US$0.65(6)	- - May 31, 2008

(1)	Mr. Cadenhead was granted 400,000 options on January 1, 2005. The options vest over a five year period.
(2)
Mr. Johnson was paid $69,082 (2004: $58,335; 2003: $21,033) through invoices submitted by DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., as a result of Mr. Johnson’s time spent on business of the Company.

(3)
Mr. Infuso and Mr. Smith were paid $1,000 and $500 per month respectively in their capacity as Directors starting from date of their appointment on February 10, 2005. In addition Mr. Infuso and Mr. Smith were each granted 75,000 and 50,000 options on February 10, 2005.

(4)	Mr. Hart resigned from the Board of Directors effective June 11, 2005 and his options expired on September 11, 2005 as they were not exercised.
(5)	Mr. MacNeil and Mr. Abougoush resigned from the Board of Directors effective February 2, 2005 and their options expired on May 2, 2005 as they were not exercised.
(6)
On September 9, 2004, options previously granted to these Directors were amended. Mr. Johnson, Mr. Hart and Mr. Abougoush all agreed to reduce their options to 75,000 from the 150,000 options originally granted as well as increasing the exercise price from US$0.267 to US$0.65. Mr. MacNeil agreed to increase his exercise price from US$0.267 to US$0.65.

(7)
Pursuant to a Consulting Agreement dated December 22, 2004 the Company purchased, for the owners cost and for cancellation and return to treasury, 1,800,000 incentive shares that had been issued to the Company’s President. The Company’s President continues to own 300,000 of the previously issued incentive shares subject to certain vesting and resale restrictions.

Subsequent to March 31, 2005, the board adopted a policy that all independent Directors will be paid $1,000 per month in their capacity as Directors, with options to be granted at the Board’s discretion.

Please refer to Item 17 Note 9 for details of compensation agreements with Directors for the fiscal year ended March 31, 2005.

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

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be held in September of 2006, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of September 28, 2005 the following are the Company’s officers and directors.

Name	Period served in position

Drew Cadenhead, President, Chief Executive Officer and Director	2 years, 5 months

Garth Johnson, Secretary, Chief Financial Officer and Director	4 years, 5 months

James Smith, Director	7 months

Paul Infuso, Director	7 months

Brian Jones, Executive Vice-President	1 month

Audit and remuneration committees

List of Audit Committee members as at September 28, 2005:

Drew Cadenhead
James Smith
Paul Infuso

Audit Committee members do not have service contracts and are not paid for their services as an audit committee member. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. Please refer to Exhibits for a copy of the Audit Committee Charter.

The Company does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the board of directors.

Employees and Consultants

We have two full time consultants Mr. Cadenhead, through his wholly-owned company Rimu Resources Limited located in Taranaki, New Zealand and Mr. Brian Jones, located in Calgary, Alberta. All of the Company’s administrative duties are carried out by either Mr. Cadenhead and Mr. Jones, or by DLJ Management Corp., located in Vancouver, B.C., (“DLJ”) a 100% owned subsidiary of Trans-Orient Petroleum Ltd., under a month-to-month contract. We are billed by DLJ on a monthly basis for time spent on Company matters, on a cost recovery basis.

See “Item 7 – Major Shareholders and Related Transactions”.

Share ownership by directors and officers of the Company at September 28, 2005 are as follows:

Name	Number of Shares	Number of Options	Exercise Price US$	Expiry Date
Drew Cadenhead	300,000	400,000	0.65	Jan 1, 2010
Garth Johnson	38,000	75,000/75,000	0.65	May 31, 2008/May 10, 2010
Paul Infuso	200,000	75,000	0.65	February 10, 2010
James Smith	100,000	50,000/25,000	0.65/0.95	February 10, 2010/July 29, 2010
Brian Jones	-	-	-	-

There have been no incentive stock options exercised by any director, officer or employee to the report date.

On September 9, 2005 the Company received disinterested shareholder approval to the Company’s new share option plan where directors, officers, employees and consultants to the Company or its affiliates are eligible to receive grants of options. Under the new option plan the number of shares reserved for issuance as share incentive options be equal to 10% of the Company’s issued and outstanding shares at any time. These options are non-assignable and non transferable, and have a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company and vesting over a period of at least 18 months. The exercise prices will be established at the time the options are granted; subject to a minimum exercise price of not less than the Discounted Market Price as defined in the policies of the TSXV.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Beneficial Holder of More Than Five Percent of Outstanding Shares

The Company sets forth the common stock ownership of the only individual known by us to be the beneficial owner of 5% or more of our common stock. All ownership is of record and reflects beneficial ownership as of September 28, 2005. Information was provided by the individual.

Name and address	Number of	Percent
of owner	Shares	of Class

Alex Guidi	4,886,000	10.48
Vancouver, B.C.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of:

1.
On April 27, 2003, The Company’s President Mr. Cadenhead purchased 2,100,000 common shares of the Company. During the 2005 fiscal year 1,800,000 of these shares were re-purchased by the Company for cost and were returned to treasury.

2.
As a result of our private placement financings as described in this report all of the individuals, with Mr. Alex Guidi, being the one exception, that previously held 5% or more of the Company’s common stock in the Company last annual report had their percentage share of the Company’s common shares reduced to under 5%. Mr. Guidi’s share ownership was however reduced as a result of the Company’s financing efforts.

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

Major Shareholder Voting Right

There are no different voting rights, attributable to the major shareholders and every shareholder has equal rights. Mr. Cadenhead, as part of the Consulting, Incentive Shares and Non-Competition Agreement, agreed to vote his 2,100,000 incentive shares of the Company at the direction of the Board of Directors of the Company at all shareholders’ meetings of the Company until April 24, 2006. This agreement was amended with an effective date of December 22, 2004 and 1,800,000 of the previously issued shares were re-purchased by the Company for cancellation and return to treasury. However all remaining unvested shares are required to be voted at the direction of the Board of Directors.

Host Country Shareholders

The proportion and number of shareholders of record in the United States as at September 28, 2005 are as follows:

Estimated proportion of shares held in the U.S.	11.2%
Number of shareholders	557
Number of shares held	5,229,186

Arrangements Affecting Shareholdings

Mr. Alex Guidi is the Company’s controlling shareholder. There are no known arrangements, which would significantly affect the control of the controlling shareholder.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

(a)
On August 15, 2005 the Company entered into an agreement with Mr. Brian Jones to retain Mr. Jones to provide his services as the Company’s Executive Vice President. The agreement is for an initial three month period with monthly compensation of $7,000 per month. This agreement is extendable for one year, with a compensation review, upon the mutual agreement of both parties in writing 10 days prior to the expiry of the agreement on November 15, 2005.

(b)
On May 10, 2005 the Company granted a director an option to acquire up to an additional 75,000 common shares, vesting over eighteen months, exercisable at a price of US$0.65 per share until expiry on May 10, 2010.

(c)
In March of 2005, three directors participated in a private placement, acquiring a total of 169,000 units at a price of US$0.40 per unit. Subsequent to year end on September 26, 2005 the three Directors exercised their share purchase warrants acquired as part of the private placement at an exercise price of US$0.60 per share.

(d)	At March 31, 2005 we owed Nil (2004: $9,960) to certain public companies with directors, officers and/or principal shareholders in common with the Company.

(e)
On December 22, 2004, the Company entered into a new agreement with Rimu Resources Ltd. (“Rimu”), a private company wholly-owned by its President, to retain Rimu to continue to provide oil and gas exploration executive services to the Company. The agreement is for a two- year period with an effective date of January 1, 2005, extendable if agreed by both parties, with annual compensation of $185,000 for the first year and $200,000 for the second year. Included as part of the agreement was the repurchase for cancellation of 1,800,000 incentive shares at cost, that were issued to the President under a previous agreement. The agreement also included an option to purchase 400,000 common shares of the Company at a price of US$0.65 per share.

(f)
On February 2, 2005, the Company entered into agreements with two Directors for compensation for services as Directors. One agreement provides for compensation of $12,000 annually plus an option to purchase 75,000 shares of the Company and the other agreement provides for compensation of $6,000 annually plus an option to purchase 50,000 shares of the Company. In July of 2005 the Company adopted a policy whereby all independent Directors are to be paid $1,000 per month. In addition on July 22, 2005 a Director was granted an additional option to purchase 25,000 shares at a price of US$0.95 per share, vesting over 18 months.

(g)
On February 7, 2005, the Company entered into an agreement with its Board Chairman, for services as a Director as well as to provide a minimum of two weeks of consulting work per month for compensation of US$6,000 per month. The agreement is on a month-to-month basis and can be cancelled by the Company with 60 days written notice. This agreement ended upon the receipt of resignation from Mr. Alan Hart on June 11, 2005.

(h)	During the 2005 fiscal year, Mr. Alex Guidi exercised share purchase warrants to acquire 3,750,000 shares of the Company at a price of US$0.23 per share.

(i)
During the fiscal year ending March 31, 2005 the Company paid DLJ Management Corp. (“DLJ”) $118,236 (2004: $127,887) for corporate services which included office space rental, accounting and administrative services. These services are billed on a cost recovery basis by DLJ. DLJ is a wholly owned subsidiary of Trans-Orient Petroleum Ltd.

(j)	During the fiscal year ending March 31, 2005 the Company paid a total of $273,041 (2004 fiscal year - $255,205) in wages and consulting fees to its Directors.

(k)	During the fiscal year ending March 31, 2005 the Company paid a total of $9,600 (March 31, 2004 - $9,600) in rent to a private company wholly owned by Mr. Alex Guidi.

(l)
During the 2005 fiscal year certain of the Company’s Directors agreed to reduce their previously granted stock options from 465,000 to 240,000 and to increase the exercise price of the remaining options from US$0.267 to US$0.65.

Interests of experts and counsel

Not applicable

ITEM 8.                FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. FINANCIAL STATEMENTS

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

We have never paid dividends to shareholders and no dividends are payable in the foreseeable future.

Significant Changes

The following significant changes have occurred since March 31, 2005:

a)	TSX Venture Exchange listing:

The Company commenced trading on the TSE Venture Exchange (“TSX-V”) on July 18, 2005.

b)	Oil and gas properties

PEP 38745 - The Company entered into an agreement, with an effective date of April 1, 2005, whereby Bridge Petroleum Limited assigned the Company a 16.67% interest in the permit in consideration for a 5% gross overriding royalty on the interest assigned. The Company recently agreed to increase its interest in this permit as a result of a JV partner withdrawing from the permit.

PEP 38260 – The Company entered into an agreement with Green Gate Limited on May 13, 2005 under which the Company can earn a 30% interest in and become operator of the onshore area of the permit by completing a 2D seismic program at a cost of approximately $500,000. The Company can then earn an additional 40% of the onshore portion of the permit by drilling one well on the permit. After earning its 70% interest onshore of PEP 38260, the Company will have the option to acquire a 15% interest in the offshore portion of PEP 38260 by reimbursing 15% of the past costs associated with the offshore portion of the permit.

PEP 38751 - The Company entered into an agreement, with an effective date of June 10, 2005, whereby Bridge Petroleum Limited assigned the Company a 33.33% interest in the permit in return for reimbursing past costs of approximately $13,000.

c)	Share purchase warrants and incentive stock options

On August 22, 2005, the Company accelerated the expiry of the 9,066,500 share purchase warrants issued as part of the Company’s March 2005 private placement, to September 26, 2005. As a result of this acceleration, the Company issued 9,066,500 common shares from treasury pursuant to the exercise of the share purchase warrants at a price of US$0.60 per share, for proceeds of US$5,439,900.

On May 19, 2005, the Company’s Board of Directors approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment was approved by all warrant holders, and reduced the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days.

d)	Private Placement

On September 22, 2005, the Company completed a brokered private placement on September 22, 2005 by issuing 11,538,500 common shares at a price of $1.30 per share for gross proceeds of $15,000,050.

e)	On September 26, 2005 the Company (25%) and its JV partner Austral Pacific (75%) agreed to relinquish PEP 38480, located offshore in the Taranaki Basin.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9.                THE OFFER AND LISTING

Offer and Listing Details

Price History of the stock

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the TSX-V.

Summary trading by year, for the five most recently competed fiscal periods ending March 31, 2005:

	OTCBB

Year	High (1)(2)(3)	Low (1)(2)(3)

2001	1.203	0.25
2002	1.25	0.20
2003	1.55	0.22
2004	4.50	0.65
2005	1.46	0.38

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2005.

	OTCBB

Year and
Quarter	High (1)(2)(3)	Low (1)(2)(3)

2004
First Quarter	1.40	0.52
Second Quarter	2.25	1.10
Third Quarter	2.00	1.45
Fourth Quarter	4.50	1.70

2005
First Quarter	2.60	1.87
Second Quarter	2.25	1.01
Third Quarter	1.42	0.65
Fourth Quarter	0.95	0.40

Summary trading by quarter for any full quarter subsequent to the year end March 31, 2005

	OTCBB
Month	High (1)(2)(3)	Low (1)(2)(3)
Apr 1 to June 30	0.80	0.38

Summary trading by month for the six most recently completed months ending August 31, 2005

Month	High (1)(2)(3)	Low (1)(2)(3)
Mar	0.95	0.62
Apr	0.70	0.60
May	0.65	0.41
Jun	0.80	0.38
July	1.06	0.60
Aug	1.30	0.95

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)	All market prices subsequent to May 4, 2004 reflect trading after the 1.5:1 forward stock split to the recorded shareholders as of April 27, 2004.

(3)	All quotations are from the website located at www.finance.yahoo.com.

Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 46,631,081 were issued as of September 28, 2005.

Our shares traded on the VSE in Vancouver, British Columbia, Canada until September 21, 2000. On July 18, 2005, the Company commenced trading on the TSX Venture Exchange under the symbol “TAO”. Beginning on December 8, 1999 our shares traded on the OTC Bulletin Board (OTCBB”) under the symbol “DUREF” until we changed our name to TAG Oil on June 12, 2002. Thereafter our shares have traded on the OTCBB under the symbol “TAGOF”.

ITEM 10.               ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

Our Articles of Association were previously filed with our Form 20F for the Year Ended March 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as exhibits are material contracts the Company entered into during the period July 30, 2004 to September 28, 2005 as follows:

(a)
On December 22, 2004, the Company entered into a new agreement with Rimu Resources Ltd. (“Rimu”), a private company wholly-owned by its President, to retain Rimu to continue to provide oil and gas exploration executive services to the Company. The agreement is for a two-year period with an effective date of January 1, 2005, extendable if agreed by both parties, with annual compensation of $185,000 for the first year and $200,000 for the second year. Included as part of the agreement was the repurchase for cancellation of 1,800,000 incentive shares at cost, that were issued to the President under a previous agreement. The agreement also included an option to purchase 400,000 common shares of the Company at a price of US$0.65 per share.

(b)
On February 2, 2005, the Company entered into agreements with two Directors for compensation for services as Directors. One agreement provides for compensation of $12,000 annually plus an option to purchase 75,000 shares of the Company and the other agreement provides for compensation of $6,000 annually plus an option to purchase 50,000 shares of the Company.

(c)
On August 15, 2005 the Company entered into an agreement with Mr. Brian Jones to retain Mr. Jones to provide his services as the Company’s Executive Vice President. The agreement is for an initial three month period with monthly compensation of $7,000 per month. This agreement is extendable for one year, with a compensation review, upon the mutual agreement of both parties in writing 10 days prior to the expiry of the agreement on November 15, 2005.

(d)	TSX Venture Exchange Listing Agreement- Form 2D

(e)	TAG Oil Ltd. Form of Subscription Agreement Dated September 2005-Canadian & Non-U.S. Persons.

(f)	TAG Oil Ltd. Form of Subscription Agreement Dated September 2005-U.S. Persons.

(g)	Underwriting Agreement with an Effective date of September 1, 2005 between the Company and Canaccord Capital Corporation.

All material contracts are filed under Form 6-K when required.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the

Investment Act, Cdn$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2003 was Cdn$237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a)      Acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

Taxation

Canadian Tax Consequences

The following, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.

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

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series.

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

United States Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company common shares generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However, the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company appears to have been a PFIC for the fiscal year ended March 31, 2001, and in other certain prior fiscal years. In addition, the Company expects to qualify as a PFIC for the fiscal year ending March 31, 2002 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Company as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder”. A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”).

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

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares.

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

Documents on display

Documents concerning the Company which are referred to in this document may be inspected in our offices at 1407-1050 Burrard Street, B.C. Canada V6Z 2S3 or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at: www.sec.gov.

Subsidiary information

A list of subsidiaries of the Company is identified in Note 2 (b) in the notes to the consolidated financial statements and in Item 4 “Organizational Structure”.

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as the Company is a small business issuer, in accordance with Section 12(b)-2 of the Act.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in any indebtedness, as the Company has no debt.

We have never paid nor declared a dividend, so there are no arrearages.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to filing the Company’s annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

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

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the our internal controls subsequent to the date of their evaluation, nor do we believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16.

A.      Audit committee financial expert

Our Board of Directors has determined that we have one independent audit committee financial expert serving on its audit committee. This financial expert is James Smith who is accredited in Canada as a Chartered Accountant.

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

C.      Principal Accountants Fees and Services

Principal Accountant Service (1)	For the fiscal year ended	For the fiscal year ended
	March 31, 2005	March 31, 2004
Audit Fees	7,000	5,000
Tax Fees	900	1,884
All Other Fees	-	-

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

Audit-Related fees

Audit related fees are normally for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under “Audit Fees” above. There were no audit-related fees for the current or previous year.

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

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

E.      Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Date	Total # of Shares	Price Per Share
January 1, 2005	1,800,000	US$0.0033

PART III

ITEM 17.               FINANCIAL STATEMENTS.

Financial Statements begin on page 45.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

D E V I S S E R    G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

Canada

 June 23, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated June 23, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 Canada

June 23, 2005

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2005	2004

Assets
Current
Cash and cash equivalents	$6,368,935	$876,466
Amounts receivable and prepaids	184,344	40,695
Marketable securities (Note 3)	3,300	3,300
	6,556,579	920,461
Oil and gas properties (Note 4)	1,933,088	645,209
Equipment (Note 5)	16,834	17,470
	$8,506,501	$1,583,140

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$546,421	$14,293
Due to related parties (Note 9)	-	9,960
	546,421	24,253

Share capital (Note 6)	18,053,464	10,623,289
Contributed surplus	586,031	400,636
Deficit	(10,679,415)	(9,465,038)
	7,960,080	1,558,887
	$8,506,501	$1,583,140

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2005	2004	2003

Expenses
General and administrative	$829,233	$650,680	$622,388
Foreign Exchange	212,589	30,787	80,463
Amortization	4,512	5,496	14,532
Loss before other items	(1,046,334)	(686,963)	(717,383)

Other Items
Interest income	17,352	15,737	43,470
Rental income	-	-	23,000
Gain on sale of marketable securities	-	-	3,656
Gain on sale of property and equipment	-	23,256	-
Stock option compensation	(185,395)	(290,030)	(110,606)
Write-off of capital assets	-	-	(6,216)
Write-off of oil and gas properties	-	(1)	(454,150)
Recovery of costs	-	-	222,976
Net loss for the year	(1,214,377)	(938,001)	(995,253)
Deficit, beginning of year	(9,465,038)	(8,527,037)	(7,531,784)
Deficit, end of year	$(10,679,415)	$(9,465,038)	$(8,527,037)

Loss per share	$(0.09)	$(0.08)	$(0.11)

Weighted average number of shares
outstanding	13,111,779	11,227,776	9,231,338

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2005	2004	2003

Operating Activities
Net loss for the year	$(1,214,377)	$(938,001)	$(995,253)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(143,649)	89,967	(123,886)
Due to/from related parties	(9,960)	(71,632)	70,577
Accounts payable and accrued liabilities	532,128	(13,260)	(16,081)
Changes for non-cash operating items:
Amortization	4,512	5,496	14,532
Stock Option Compensation	185,395	290,030	110,606
Write-off of capital assets	-	-	6,216
Write-off of oil and gas properties	-	1	454,150
Recovery of costs	-	-	(222,976)
Gain on sale of marketable securities	-	-	(3,656)
Gain on sale of property and equipment	-	(23,256)	-
Cash used in operating activities	(645,951)	(660,655)	(705,771)

Financing Activities
Issuance of common shares	7,437,513	149,150	124,608
Repurchase of common shares	(7,338)	-	-
Cash provided by financing activities	7,430,175	149,150	124,608

Investing Activities
Exploration of oil and gas properties	(1,287,879)	(124,169)	(517,379)
Proceeds from sale of property and equipment	-	404,141	-
Purchase of property and equipment	(3,876)	(3,268)	(7,490)
Proceeds from sale of marketable securities	-	-	5,856

Cash (used in) provided by investing activities	(1,291,755)	276,704	(519,013)

Net increase (decrease) in cash during the year	5,492,469	(234,801)	(1,100,176)
Cash position – Beginning of year	876,466	1,111,267	2,211,443

Cash position - End of year	$6,368,935	$876,466	$1,111,267

See accompanying notes.

Notes to the Consolidated Financial Statements F
or the Years Ended March 31, 2005 and 2004

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The Company is in the process of exploring its oil and gas properties and has not yet determined whether they contain reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 13.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited. Formerly “Durum Energy (New Zealand) Limited”, and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

During the 2005 fiscal year, the Company completed the deregistration of its inactive subsidiary Durum (Australia) Pty. Ltd. and is continuing with the deregistration of its inactive subsidiary Durum Energy (PNG) Limited.

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

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non- productive wells, together with overhead expenses related to acquisition, exploration and development activities. All cost centres are in the pre-development stage and as such are not subject to depletion. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. The recovery of the costs incurred to date is ultimately dependent on discovering commercial quantities of hydrocarbons. The likelihood of such a discovery is not determinable at this time.

h)	Equipment

Equipment is recorded at cost and amortized over its estimated useful life on a declining-balance basis as follows:

Furniture, office and computer equipment 20% and 30%

i)	Income Taxes

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Asset retirement obligations

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2005 the Company does not have any asset retirement obligations.

k)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

l)	Stock-Option Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services. As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value based method.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2004: 6,000 shares) of Tenke Mining Corp. (“Tenke”) at a book value of $3,300 (March 31, 2004: $3,300). At March 31, 2005, the market value of these shares was $30,300 (March 31, 2004: $20,100).

NOTE 4 – OIL AND GAS PROPERTIES

	Working	Net Book	Additions	Net Book
	Interest	Value at	During the	Value at
	%	March 31, 2004	Period	March 31, 2005
Unproved:
New Zealand:
PEP 38256	53.84	$117,251	$49,723	$166,974
PEP 38258	25.00	19,696	40,137	59,833
PEP 38741	20.00	394,978	227,064	622,042
PEP 38480	25.00	67,226	19,356	86,582
PEP 38765	10.00	46,058	160,808	206,866
PEP 38757	100.00	-	532,030	532,030
PEP 38758	100.00	-	3,041	3,041
AMI-Hursthouse	12.50	-	255,720	255,720

Total Unproved		$645,209	$1,287,879	$1,933,088

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

The Company participated in three unsuccessful exploration wells located in onshore Taranaki, New Zealand during the 2005 fiscal year: the Honeysuckle-1 well on PEP 38741, the Miromiro-1 well on PEP 38765 and the Hursthouse-1 well in the Area of Mutual Agreement-Hursthouse located on PEP 38745.

Refer to Notes 7 and 12

NOTE 5 - EQUIPMENT

Equipment is comprised as follows:

		2005		2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture, office and computer equipment	104,046	(87,212)	16,834	$17,470

NOTE 6 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2003	6,278,061	$10,474,139
Private placement	1,400,000	9,710
Exercise of share purchase warrants	300,000	139,440
Balance at March 31, 2004	7,978,061	10,623,289
Forward stock split on the basis of one additional

new share for every two old shares	3,989,025	-
Private placement – May 2004	542,495	1,247,218
Private placement – March 2005	9,066,500	4,412,383
Exercise of share purchase warrants	6,150,000	1,744,978
Exercise of stock options	100,000	32,934
Re-purchase of shares and return to treasury	(1,800,000)	(7,338)
Balance at March 31, 2005	26,026,081	$18,053,464

The Company’s shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. The effect of this forward-split has been applied on a retroactive basis to all related disclosures and calculations in these financial statements.

In May of 2004 the Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two-year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and for US$2.00 thereafter up to the end of year two.

In March of 2005, the Company completed a private placement financing consisting of 9,066,500 units at a price of US$0.40 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$0.60 for the first year and US$0.80 thereafter until the end of year two, subject to an accelerated expiry if a market trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire 30 days after notice is given to the holder that the trigger price was reached.

During the 2005 fiscal year, the Company also issued 6,150,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share and there were 100,000 shares issued from treasury upon the exercise of certain stock options at a price of US$0.267 per share.

During the 2005 fiscal year, the Company purchased, for the owners cost and for cancellation and return to treasury, 1,800,000 incentive shares that had been issued to the Company’s President. These shares represented a portion of the 2,100,000 shares issued to the President pursuant to a Consulting, Incentive Shares and Non-Competition Agreement, approved by the Board of Directors during the 2004 fiscal year, for consideration of US$0.0033 per share.

b)	Share Purchase Warrants and Incentive Stock Options

At March 31, 2005, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
542,495	US$1.83	May 4, 2005/
	US$2.00	May 4, 2006
9,066,500	US$0.60	March 18, 2006/
	US$0.80	March 18, 2007	(1)
9,608,995

(1) Subject to accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company shares trade above US$1.00 in the first year and US$1.20 in the second year from issuance.

At March 31, 2005, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
265,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
790,000

During the 2005 fiscal year, the Company granted options to two directors and to its President to purchase 125,000 common shares vesting over eighteen months with an expiry date of February 10, 2010 and an aggregate of 400,000 common shares vesting over five years with an expiry date of January 1, 2010, respectively, exercisable at a price of US$0.65.

The Company also granted an option to a consultant to purchase 25,000 common shares vesting over three years, exercisable at a price of US$0.65 until expiry on May 31, 2008.

On September 9, 2004 the Company’s Directors, and one consultant, agreed to reduce their previously granted stock options from 765,000 to 340,000 and to increase the exercise price of all remaining options from US$0.267 to US$0.65. In addition, on September 30, 2004, 375,000 stock options previously issued to former consultants of the Company, exercisable at a price of US$0.27 per share, were terminated.

During the 2004 fiscal year, the Company granted options to purchase 300,000 common shares vesting over four years and 465,000 shares vesting over five years, exercisable at a price of US$0.267 until expiry on May 31, 2007 and May 31, 2008, respectively.

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $185,395 (2004: $290,030).

Refer to Notes 9 and 12

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2006 under various agreements relating to permits held at March 31, 2005 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2006
PEP 38256	53.84	$ 140,000
PEP 38258	25.00	15,000
PEP 38741	20.00	210,000
PEP 38765	10.00	125,000
PEP 38757	100.00	900,000
PEP 38758	100.00	187,500
PEP 38480	25.00	243,000
Total		$ 1,820,500

Refer to Note 12

NOTE 8 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due to Related Parties

At March 31, 2005, the Company owed $Nil (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b)	Consulting Agreement, Directors fees and Wages

During the 2005 fiscal year, the Company paid $273,041 (2004 fiscal year - $255,205) in wages and consulting fees to its Directors.

On December 22, 2004, the Company entered into a new agreement with Rimu Resources Ltd. (“Rimu”), a private company wholly owned by its President, to retain Rimu to continue to provide oil and gas exploration executive services to the Company. The agreement is for a two-year period with an effective date of January 1, 2005, extendable if agreed by both parties, with annual compensation of $185,000 for the first year and $200,000 for the second year. Included as part of the agreement was the repurchase for cancellation of 1,800,000 incentive shares at cost, that were issued to the President under a previous agreement. The agreement also included an option to purchase 400,000 common shares of the Company at a price of US$0.65 per share.

On February 2, 2005, the Company entered into agreements with two Directors for compensation for services as Directors. One agreement provides for compensation of $12,000 annually plus an option to purchase 75,000 shares of the Company and the other agreement provides for compensation of $6,000 annually plus an option to purchase 50,000 shares of the Company.

On February 7, 2005, the Company entered into an agreement with its Board Chairman, for services as a Director as well as to provide a minimum of two weeks of consulting work per month for compensation of US$6,000 per month. The agreement is on a month-to-month basis and can be cancelled by the Company with 60 days written notice.

c)	Oil and Gas Property

Austral Pacific Energy Ltd. has a director, officer and principal shareholders in common with the Company.

Refer to Note 4

d)	Stock Options

During the 2005 fiscal year, the Company granted three directors an aggregate of 525,000 options to purchase common shares. The Company also amended options that were previously granted to directors.

Refer to Note 6

e)	Private Placement

Three directors participated in a private placement completed in March of 2005, acquiring a total of 169,000 units at a price of US$0.40 per unit.

Refer to Note 6

f)	Other

During the 2005 fiscal year, the Company incurred $118,236 (2004 fiscal year - $127,887) of largely general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company.

During the 2004 fiscal year, the Company paid $9,600 (March 31, 2004 – $9,600) in rent to a private company wholly-owned by the principal shareholder of the Company.

NOTE 10 - INCOME TAXES

There are no income taxes payable for the 2005 and 2004 fiscal years. At March 31, 2005, the Company has approximately $4.2 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2005 the Company has non-capital losses of $2,320,277(March 31, 2004 - $1,369,012) available for future deduction from taxable income earned in Canada, which expire as follows:

2008	$ 139,371
2010	99,137
2011	486,839
2012	643,665
2013	951,265

$ 2,320,277

At March 31, 2005, the Company also has losses and deductions of approximately NZ$2,641,749 (March 31, 2004 - NZ$2,137,672) available to offset future taxable income earned in New Zealand.

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 11 - COMPARATIVE FIGURES

Certain of the prior years’ comparative figures have been reclassified in conformity with the current year’s financial statement presentation.

NOTE 12 – SUBSEQUENT EVENTS

During the period subsequent to March 31, 2005 the following occurred:

a)	Oil and gas properties

PEP 38745 - The Company entered into an agreement, with an effective date of April 1, 2005, whereby Bridge Petroleum Limited assigned the Company a 16.67% interest in the permit in consideration for a 5% gross overriding royalty on the interest assigned. The Company expects to incur costs of $150,000 over the next twelve months related to the drilling of a well on this permit.

PEP 38260 – The Company entered into an agreement with Green Gate Limited on May 13, 2005 under which the Company can earn a 40% interest in and become operator of the onshore area of the permit by completing a 2D seismic program at a cost of approximately $500,000. The Company can then earn an additional 40% of the onshore portion of the permit by drilling one well on the permit. After earning its 70% interest onshore of PEP 38260, the Company will have the option to acquire a 15% interest in the offshore portion of PEP 38260 by reimbursing 15% of the past costs associated with the offshore portion of the permit.

PEP 38751 - The Company entered into an agreement, with an effective date of June 10, 2005, whereby Bridge Petroleum Limited assigned the Company a 33.33% interest in the permit in return for reimbursing past costs of approximately $13,000. The Company expects to incur costs of $360,000 over the next twelve months related to the drilling of a well on this permit.

b)	Share purchase warrants and incentive stock options

On May 19, 2005, the Company’s Board of Directors approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment, if approved by the warrant holders, reduces the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days.

On April 10, 2005 options granted to two former directors to acquire 90,000 shares of the Company expired unexercised.

On May 10, 2005 the Company granted a director an option to acquire up to an additional 75,000 common shares, vesting over eighteen months, exercisable at a price of US$0.65 per share until expiry on May 10, 2010.

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Assets
	i)	Marketable Securities

Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company’s marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2005	2004
Marketable securities under Canadian GAAP	$3,300	$3,300
Adjustment required under U.S. GAAP	10,200	13,200
Cumulative historical adjustments	16,800	3,600
Marketable securities under U.S. GAAP	$30,300	$20,100

As a result, total current assets under U.S. GAAP as at March 31, 2005 and 2004 would be $6,583,579 and $937,261, respectively.

ii)	Oil and Gas Property

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

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2005	2004
Oil and gas properties under Canadian GAAP	$1,933,088	$645,209
Foreign currency translation adjustment	(7,487)	46,356
Cumulative historical adjustments	93,016	46,660
Oil and gas properties under U.S. GAAP	$2,018,617	$738,225

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2005 and 2004 would be $8,619,030 and $1,692,956, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

During the comparative year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2005	2004
Common stock under Canadian GAAP	$18,639,495	$11,023,925
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$21,682,353	$14,066,783

ii)	Foreign Currency Translation Adjustment

The effects of Note 13(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2005	2004
Foreign currency translation
adjustment under Canadian GAAP	$-	$-

Foreign currency translation adjustment	(7,487)	46,356
Cumulative historical adjustments	93,016	46,660

Foreign currency translation
adjustment under U.S. GAAP	$85,529	$93,016

iii)	Accumulated Deficit

The effects of Note 13(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2005	2004

Deficit under Canadian GAAP	$(10,679,415)	$(9,465,038)
Net loss under U.S. GAAP	(1,204,177)	(924,801)
Deduct net loss under Canadian GAAP	1,214,377	938,001
Cumulative historical adjustments	(3,029,658)	(3,042,858)

Accumulated deficit under U.S. GAAP	$(13,698,873)	$(12,494,696)

iv)	Accumulated Other Comprehensive Income

The effects of Note 13(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2005	2004

Accumulated other comprehensive income
under Canadian GAAP	$-	$-

Unrealized gain on marketable securities	10,200	13,200
Cumulative historical adjustments	16,800	3,600

Accumulated other comprehensive income
under U.S. GAAP	$27,000	$16,800

As a result of these adjustments, total stockholders’ equity under U.S. GAAP as at March 31, 2005 and 2004 would be $8,072,609 and $1,668,703, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)	Net Loss and Comprehensive Income for the Year

The following are the effects of Note 13(a) and (b) on net loss for the 2005, 2004, and 2003 fiscal years:

	2005	2004	2003

Net loss for the year under
Canadian GAAP	$(1,214,377)	$(938,001)	$(995,253)

Net loss for the year under U.S. GAAP	$(1,214,377)	$(938,001)	$(995,253)

Other comprehensive income:
Realized gain on marketable securities	-	-	-
Unrealized gain on marketable
Securities	10,200	13,200	3,600

Comprehensive loss for the year
under U.S. GAAP	$(1,204,177)	$(924,801)	$(991,653)

ITEM 18.               FINANCIAL STATEMENTS

Not applicable.

ITEM 19.               EXHIBITS

The following Exhibits are incorporated by reference:

Exhibit Reference	Exhibit Description
1	Articles of Association and Bylaws(1)
4.1	Consulting Agreement dated December 22, 2004
4.2	Directors Compensation and Indemnity Agreements dated February 2, 2005
4.3	Consulting Agreement dated August 15, 2005
4.4	TSX Venture Listing Agreement
4.5	Form of Subscription Agreement for private placement dated September 2005 Canadian and Non-U.S. subscribers
4.6	Form of Subscription Agreement for private placement dated September 2005 U.S. subscribers
4.7	Underwriting Agreement dated September 1, 2005
4.8	Form of 2005 Stock Option Plan
4.9	Audit Committee Charter
8.0	List of Wholly-Owned Subsidiaries of TAG Oil Ltd.
12.1	Section 302(a) Certification of CEO
12.2	Section 302(a) Certification of CFO
13	Section 906 Certifications
16.1	Code of Ethics

(1)	Herein incorporated references previously filed with our Form 20-F dated March 31, 2000 filed September 29, 2000.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 30, 2005	By:	/s/ Drew Cadenhead

	Name:	Drew Cadenhead

	Title:	President & CEO