Form 20-F
period 2006-03-31
TAG OIL LTD
filed 2006-09-29
CIK 912785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[               ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006 (with other information to September 28, 2006 except where noted)

OR

[               ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________to _______________

Commission file number 0-22500

TAG OIL LTD.
(Exact name of Registrant specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

YUKON TERRITORY, CANADA
(Jurisdiction of incorporation or organization)

Suite 1407, 1050 Burrard Street
Vancouver, British Columbia, Canada, V6Z 2S3
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

Number of outstanding shares of TAG Oil’s only class of capital stock as on March 31, 2006.

46,631,081 Common Shares Without Par Value (91,631,081 outstanding at September 28, 2006)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]            No [               ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ X ]             Item 18 [               ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [               ]            No [ X ]

(End of Cover Page)

3

Currency, Measurement and Glossary of Industry Terms

Currency and Measurement

All currency amounts are stated in Canadian dollars unless otherwise indicated.

Conversion from metric into imperial units of measurement is as follows:

Metric Units	Imperial Units

hectare	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

Industry Expressions

The following are industry expressions that may be used in this Annual Report:

TAG, We, Our, Company or Registrant refers to TAG Oil Ltd., a corporation organized and registered under the laws of Yukon, Canada, and unless the context clearly requires, includes its subsidiaries.

AMI is an Area of Mutual Interest relating to joint venture partners of two or more permits that have agreed to explore together, a defined area within their permits.

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

Forward Looking Statements

Certain statements in this Annual Report constitute forward-looking statements. These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, those identified under the subheading “Risk Factors” in Item 3 hereof.

Actual operational and financial results may differ materially from our expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, changes or disruptions in the political or fiscal regimes in our areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment and or materials.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2006, 2005, 2004, 2003 and 2002, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the years ended March 31, 2006, 2005 and 2004 are included in this filing. The selected historical financial information for the years ended March 31, 2003 and 2002 presented in the table below are derived from audited consolidated financial statements of the Company that are not included in this filing. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 9 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2006	2005	2004	2003	2002
	$	$	$	$	$
Current Assets	20,072,798	6,556,579	920,461	1,245,229	2,223,719
Oil and Gas Properties	9,155,763	1,933,088	645,209	521,041	457,812
Property and
Equipment	30,836	16,834	17,470	400,583	413,841
Incorporation Costs	-	-	-	-	-
Total Assets	29,259,397	8,506,501	1,583,140	2,166,853	3,095,372
Share Capital	39,134,809	18,639,495	11,023,925	10,584,745	10,349,531
Deficit	(12,104,977)	(10,679,415)	(9,465,038)	(8,527,037)	(7,531,784)
Interest Income	399,684	17,352	15,737	43,470	83,691
Rental Income	-	-	-	23,000	4,000
Net Loss	(1,425,562)	(1,214,377)	(938,001)	(995,253)	(131,136)
Net Loss per Share	(0.04)	(0.09)	(0.08)	(0.11)	(0.02)

Please refer to Note 2 of Item 17, which includes the Company’s adopted recommendations of the Canadian Institute of Chartered Accountants.

Under U.S. Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2006	2005	2004	2003	2002
	$	$	$	$	$
Current Assets	20,072,798	6,583,579	937,261	1,248,829	2,223,719
Oil and Gas Properties	7,982,969	2,018,617	738,225	567,701	444,794
Property and
Equipment	30,836	16,834	17,470	400,583	413,841
Incorporation Costs	-	-	-	-	-
Total Assets	28,086,603	8,619,030	1,692,956	2,213,513	3,082,354
Share Capital	41,467,807	21,682,353	14,066,783	13,627,603	13,392,389
Deficit	(15,111,523)	(13,698,873)	(12,494,696)	(11,566,296)	(10,574,642)
Cumulative
Comprehensive Adj.	(27,000)	27,000	16,800	3,600	-
Interest Income	399,684	17,352	15,737	43,470	83,691
Rental Income	-	-	-	23,000	4,000
Net Loss	(1,425,562)	(1,204,177)	(924,801)	(991,653)	(148,636)
Net Loss per Share	(0.04)	(0.09)	(0.08)	(0.11)	(0.02)

Please refer to Note 9 of Item 17, which includes all material differences between Canadian and US GAAP that are relevant in preparation of our financial statements.

Given the nature of our operations and assets we are of the view that for the two years ended March 31, 2006 and 2005 the foregoing difference in Canadian and U.S. GAAP would not have resulted in any material disclosure differences insofar as our financial results are concerned.

Exchange Rates

Our financial statements, as provided under Item 8 and 17 are presented in Canadian Dollars. On March 31, 2006 the buying rate for Canadian dollars was US $1.00 for Cdn$ 1.168. At the close of business on September 14, 2006 the buying rate for Canadian dollars was US$1.00 for Cdn$1.1178. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the six months preceding March 31, 2006:

	Oct 2005	Nov 2005	Dec 2005	Jan 2006	Feb 2006	Mar 2006
Month End	1.1812	1.1669	1.1630	1.1390	1.1366	1.1680
Average	1.1770	1.1809	1.1613	1.1570	1.1489	1.1572
High (2)	1.1882	1.1937	1.1731	1.1706	1.1584	1.1719
Low (2)	1.1627	1.1669	1.1518	1.1390	1.1366	1.1314

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2006	2005	2004	2003	2002

Year End (1)	1.1680	1.2096	1.3113	1.4678	1.5942
Average	1.1935	1.2782	1.3527	1.5491	1.5655
High (2)	1.2696	1.2834	1.4924	1.5988	1.6125
Low (2)	1.1314	1.2742	1.2683	1.4628	1.5583

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

3. Limited Financial Resources

We have limited financial resources and, if our business is not profitable, we may not be able to raise sufficient funds to sustain, continue or expand our business. Although we currently have some operating revenues, these revenues are not sufficient to sustain our exploration and development activities and we continue to rely principally on the issuance of common shares to raise funds to finance our business. There is no assurance that market conditions will continue to permit us to raise necessary funds at all or on acceptable terms.

4. History of Losses

The Company, at the date of this report, has one oil and gas property in the production stage. The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will be profitable in the future. A failure to generate sufficient revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

5. Dilution

Our Articles of Continuance authorize the issuance of an unlimited number of shares of common stock. We have several types of dilutive securities outstanding and our Board of Directors has the power to issue further shares without stockholder approval. Our Board of Directors may issue some of such shares to acquire further capital in order to carry out our intended operations or expand our current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of our outstanding common shares. If we issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control. TSX-V policies may require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

6. Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our Company liable for environmental damage without regard to negligence or fault on the part of our Company. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts of our Company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business. We believe that we have conducted our business in substantial compliance with all applicable environmental laws and regulations.

7. Indemnities may be Unenforceable or Uncollectable

The operating agreements we have with participants in a property generally provide for the indemnification of the company that is the operator. We do not operate all of our programs on our oil and gas properties and may be requested to reimburse the company that is the operator for losses or damages caused or incurred in the course of operations.

8. Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to us, rig availability and reliance on third party operators of permits and licenses, or other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

We participate in permits or licences with industry partners with access to greater resources to meet their joint venture capital commitments. If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a pro-rata portion of our interest in any production from the joint venture area. We are a majority interest owner in only seven of our properties and in those that we do not have a majority interest, we do not have sole control over the future course of development in those properties. Property interests may be subject to joint venture and other like agreements, which can give rise to interpretive disputes with other parties who are financially interested in the property. If a participant in a joint venture, which participant has fewer resources than the

Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This may delay the Company’s desired exploration and development program and lead to the Company and other participants assuming all or some of the share of the non-committing entity’s interest, and therefore meeting a pro-rata share of its required contributions, as well as receiving a pro-rata share of it’s revenue.

We do not maintain title insurance over our any of our properties. See also Risk Factor 12 regarding title assurance.

9. Possible Lack of or Inadequacy of Insurance

The Company maintains insurance against certain public liability, operational and environmental risks on behalf of the Company and where applicable, on behalf of the respective joint venture, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to our Company, or that the benefits of such insurance will be adequate to cover our liability.

10. Effect of Different Currencies

We hold cash reserves in CDN and US dollars and to a lesser extent in New Zealand dollars. We incur the majority of our petroleum property expenditures in New Zealand dollars. The Company does not currently hedge its exposure to current rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Company manages some of this risk by shifting a portion of its cash on hand from one currency to another in a timely manner. A decrease in the value of the New Zealand currency against the value of the CDN and US will be a benefit to the Company. An increase in value of the New Zealand dollar relative to the CDN or US dollar would have a detrimental effect on us as our expenses incurred would, in turn, increase in CDN and US dollars.

11. Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the “SEC”) has rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. Our common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

12. No Title Assurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to participate in and to the best of our knowledge, those rights are in good standing. In addition many of the Company’s properties are located on private property and may be subject to delays and/or disputes with landowners in certain circumstances. Such delays/disputes may affect the Company’s ability to explore for, produce or develop its oil and gas properties.

13. Uncertainty of Reserves Figures

Estimates of production expenditures, revenues and reserves will likely vary from actual results, and these variances may be material. Estimates of oil and gas reserves referred to below and in Exhibit 4.9 are interpreted through geological, petro-physical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgement. Factors such as historical production from the area compared with the production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial work-over costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

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

17. Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Yukon Territory, Canada, and three of the Company’s directors and officers are residents of Canada and one is a resident of New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

Please refer to Corporate Actions below for information on the Company’s pending continuation to British Columbia as approved by shareholders on September 22, 2006.

18. Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operation. Some of these workers may organize into labour unions and any strike or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Corporate Actions

Our legal and corporate name is TAG Oil Ltd. although we have had the name changes disclosed below. We are a Vancouver, British Columbia Canada based hydrocarbon resource company that holds varying interests in 21 New Zealand exploration permits as detailed below.

As a company domiciled in the Yukon Territiory, Canada, our legally registered office is Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, B.C. V7X 1L3. Our principal business office is located at Suite 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3, our operational office is located at 117 Powderham Street, PO Box 183, New Plymouth, New Zealand and our technical headquarters is located at Braemar Building, 32 The Terrace, 4th Floor, Wellington, New Zealand.

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

On September 22, 2006 shareholders of the Company approved a continuance (or re-domiciled) from a company subsisting under the Business Corporations Act (Yukon) back to the jurisdiction of the Business Corporations Act (B.C.). The Company expects to effect this continuation in the coming months.

Principal Petroleum Property Activities and Material Capital Expenditures for the year ended March 31, 2006

PEP 38741 (45% interest): $1,015,849 of expenditures were made during the year relating to the costs of drilling, completing and testing the Supplejack-1 well on this permit. Supplejack-1 encountered two potential hydocarbon zones and, to date, the lower gas zone has been tested and flowed at a maximum rate of 640,000 cubic feet per day with the joint venture incorporating the short-term flow testing results into the Kaimata 3-D data to consider its options to maximize the development potential of this discovery. The SuppleJack-1 well is currently suspended pending the outcome of the Ratanui-1 well scheduled for the second half of the 2007 fiscal year.

PEP 38745 (83.33% interest): $554,925 of expenditures were made during the year primarily relating to the drilling of the Richmond-1 well. This well was drilled in October 2005 and although the main objective sandstones were encountered and a number of thick reservoir sands were penetrated, electrical logs indicated the reservoir was not likely to produce commercial quantities of hydrocarbons and the well was plugged and abandonded.

PEP 38751 (66.66% interest): $563,522 of expenditures were made during the year relating to the drilling of the Konini-1 well in November of 2005. Konini-1 reached the target sandstones and after evaluating the well data the well was plugged and abandoned.

PEP 38757 (100% interest): $1,934,631 of expenditures were made this year relating mainly to the the costs of drilling the Arakamu-1 well. Arakamu-1 was drilled in January 2006 and encountered good quality oil and gas shows but did not find significant reservoir zones so the well was plugged and abandoned.

PEP 38758 (100% interest): $980,609 of expenditures were incurred this year to conduct the Company’s 35 kilometer 2-D seismic program. This program was completed in January 2006 resulting in processed data that is of excellent quality and the Company expects to drill a well on the permit based on this data in the 2007 fiscal year.

PEP 38765 (38.30% interest): $483,289 of expenditures were made during the year relating to the drilling, completion and testing of the SuppleJack South-1 and the SuppleJack South-1a wells between November 2005 and February of 2006. Both wells penetrated high quality sands with SuppleJack South 1a yielding gas utilising under-balanced perforation techniquies. Both wells are currently suspended awaiting the outcome of the Ratanui-1 well scheduled for the second half of 2007 in the neighbouring permit, PEP 38741.

PEP 38256 (53.84% interest): $250,594 of expenditures were made during the year relating to a 30 kilometer 2-D seismic program recently completed that identified a closure over the Company’s Salmon prospect. This seismic information is being incorporated with other permit data in order to determine an optimal drilling location for late 2007. Subsequent to year-end the Company’s interest in PEP 38256 increased to 100%.

PEP 38260 (30.00% interest): $512,885 of expenditures were made during the year relating to the two seismic programs carried out during the year to acquire 27 kilometers of 2-D seismic that have confirmed the existence of a large rollover structure at depth in the Kate prospect that is expected to be drilled in November 2006. The Company, to earn its 30% interest in the permit, paid 100% of all costs associated with onshore exploration on PEP 38260.

PEP 38341 and PEP 38342 (35.50% interest): $1,025,785 of expenditures were made during the year relating to the Company’s participation in a 67 kilometer seismic program carried out over both permits during the year.

During the 2006 fiscal year the Company acquired interests in fourteen new petroleum interests; PMP 38153, PMP 38157, PEP 38260, PEP 38341, PEP 38342, PEP 38732, PEP 38736, PEP 38744, PEP 38745, PEP 38746, PEP 38748, PEP 38751, PEP 38766 and PEP 38767. Consideration paid for the interests include gross overriding royalties, participation in exploration activities and payment of past costs related to certain permits. Please refer to property plant and equipment below for more information.

Subsequent to the 2006 fiscal year end:

a.

The Company drilled the Radnor 1a well starting on July 25, 2006. At the date of this report the well has been logged, cased and suspended. Although gas was discovered the inflowing rates of gas are sub-economic and a go-forward plan using the data on the well will be prepared. The joint venture drilled Radnor-1a on PMP 38157 on an extension to the permit term that expires on September 30, 2006. The Company expects to file a further request to extend the permit.

b.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited which are all located in New Zealand. Please refer to Exhibit 4.8 and 4.12. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these companies was:

i.

NZ$18,542,857 (CDN$12,800,000) consisting of a payment of NZ$14,625,501 at the closing of the share purchase agreement and a cash payment to the seller immediately after closing of NZ$3,917,356 to re-pay advances made by the seller to Cheal Petroleum Limited;

	ii.	five million shares of the Company; and

	iii.	a 0.775% gross over riding royalty on PEP 38738-D.

In July of 2006 the Ministry of Economic Development granted Petroleum Mining Permit 38156 (“PMP 38156”) that covers 30 square kilometers and includes both the Cheal Oil Field and the Cardiff deep gas prospect. The Cheal Oil Field currently has one well producing a gross average of 350 barrels of oil per day (Net: 105 bbls) and 150mcf/d of natural gas (Net: 45mcf/d).

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

Financing:

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

On May 19, 2005, the Company’s Board of Directors approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment, was approved by the warrant holders, and reduced the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days. These warrants expired unexercised during the 2006 fiscal year.

On August 19, 2005, the Company accelerated the 9,066,500 share purchase warrants outstanding described above, as the market trigger price was reached in year one. As a result, the expiry of the 9,066,500 share purchase warrants, exercisable at US$0.60 per share was changed to September 26, 2005. All affected warrants were exercised prior to expiry for proceeds of US$5,439,900.

On September 22, 2005 the Company completed a brokered private placement financing of 11,538,500 shares at a price of $1.30 per share for gross proceeds of $15,000,050.

Subsequent to the 2006 fiscal year end the Company, on June 16, 2006, completed a brokered private placement financing of 40,000,000 shares at a price of $0.75 per share for gross proceeds of $30,000,000.

Business Overview

Nature of Operations

We are an independent oil and gas acquisition, exploration and production company, incorporated in Canada, with all our interests in hydrocarbon exploration prospects currently being in New Zealand. We are involved in the exploration for and production of hydrocarbons and all of our current property holdings, with the exception of PEP 38738-S that was acquired subsequent to fiscal 2006, are in the grassroots or primary exploration stage. As of the date of this report and subsequent to year end we have started generating a small amount of revenues from the sale of hydrocarbons and the extent of such revenue is not of any significant size at this time for the Company to be affected by principal markets for hydrocarbon products, seasonality of products, or marketing channels. We do not have a reliance on raw materials, or any significant patents or licences, as we operate in an extractive industry.

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

Organizational Structure

Our operations are conducted in part through our wholly-owned subsidiaries, being;

1.	TAG Oil (NZ) Limited;
2.	TAG Oil (Canterbury) Limited;
3.	Cheal Petroleum Limited;
4.	PEP 38757 Limited;
5.	PEP 38758 Limited; and
6.	Durum Energy (PNG) Limited (deregistration in progress)

All of the above noted subsidiaries are owned 100% and we hold 100% of the voting rights.

Petroleum Exploration Regime in New Zealand

Unless otherwise indicated and subject to the conditions of the permit, a petroleum exploration permit granted in New Zealand provides for the exclusive right to explore for petroleum in the land covered by the exploration permit. Exploration permits have an initial term of five years, but are renewable for a further term of up to five years over an area of land not exceeding one-half of the original area (with a possible further short appraisal extension where necessary).

An exploration permit holder may apply to the Minister of Energy for amendments to an exploration permit, including changes to the Work Programme or the area covered by the exploration permit, if circumstances require and the conditions of the exploration permit have been substantially complied with. This remains, however, a matter for the Minister’s discretion. Exploration permit holders may exceed the requirement of the Work Programme in relation to any permit.

If an exploration permit holder does not satisfy the Minister that it has complied with the obligations under the Work Programme (or such variation as may have been agreed with the Minister), the New Zealand government has the power to revoke the exploration permit. A NZ$250,000 bond is now payable with all applications for a new permit.

Unless an earlier date is specified in the permit, an exploration permit holder has a right to be granted a petroleum mining permit with a term of up to 40 years if the exploration permit holder satisfies the Minister that, as a result of the activities authorised by the exploration permit, a deposit of petroleum has been found in the land covered by the exploration permit.

The annual royalties payable in relation to a permit depend on when the relevant petroleum discovery in the permit was made, and whether an exploration permit or a mining permit is held.

On deposits of petroleum known to exist before 30 June 2004 or discovered after 31 December 2009, the New Zealand Government reserves a royalty of:

(a)	where an exploration permit is held, a royalty of 5% of the net sales revenue from all petroleum obtained from the exploration permit; and

(b)	where a mining permit is held, a royalty of the greater of:

	(i)	5% of the net sales revenue from the sale of all petroleum obtained from the mining permit; and

	(ii)	20% of the accounting profits from the sale of all petroleum obtained from the mining permit.

On deposits of petroleum discovered in the period 30 June 2004 to 31 December 2009, where an exploration permit is held, the New Zealand Government reserves a royalty of:

(a)	1% of the net sales revenue from the sale of all natural gas products obtained from the exploration permit; and

(b)	5% of the net sales revenue from the sale of all oil products from the exploration permit.

On deposits of petroleum discovered during the period 30 June 2004 to 31 December 2009 that are produced under a mining permit, the New Zealand Government reserves a royalty that is the greater of:

(a)	1% of the net sales revenue from the sale of all natural gas products obtained from the mining permit or 5% of the net sales revenue, from the sale of all oil products from the mining permit; and

(b)	a percentage of accounting profits, calculated on the following basis:

(i) 15% of the accounting profits on the first NZ$750 million (cumulative) gross sales for an offshore discovery or the first NZ$250 million (cumulative) gross sales for an onshore discovery; and

(ii)	20% of the accounting profits on any additional petroleum obtained.

In calculating the accounting profits on any petroleum produced from a discovery made during the period 30 June 2004 to 31 December 2009, a mining permit holder may deduct, amongst other things, its prospecting and exploration costs that it has incurred in any permit in New Zealand between 30 June 2004 and 31 December 2009. For production from all other mining permits, only prospecting and exploration costs associated with that specific permit can be deducted for the calculation of accounting profits for that permit.

Detailed methods for calculating “net sales revenue” and “accounting profits” are prescribed for the purpose of royalties’ calculation. Royalties are assessed annually.

On August 22, 2006 new fees were implemented with an effective date of September 22, 2006 for all permits. For the financial year from 1 July 2006 to 30 June 2007, an exploration permit holder must pay the New Zealand Government an annual fee of $9.47 per square kilometre for the first 1500 square kilometres and $7.22 for each additional square kilometre of the land of any exploration permit. In respect of the same period, a mining permit holder must pay the New Zealand Government an annual fee of NZ$303.12 per square kilometre of the land area of any mining permit. From 1 July 2007, or on any permit granted or extended on or after 22 September 2006, the new annual fees require an exploration permit holder to pay the New Zealand Government NZ$10.50 per square kilometre for any exploration permit. A mining permit holder must pay the New Zealand Government an annual fee of NZ$100 per square kilometre of the land area of any mining permit and a prospecting permit holder must pay an annual fee of NZ$4.00 per square kilometre of the land area of any prospecting permit.

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

The following properties are discussed in this section:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s

PMP 38153	Taranaki	15	6	0.9002
PMP 38156-S	Taranaki	30.5	30.3	9.2411
PMP 38156-D	Taranaki	15.1	30.3	4.5751
PMP 38157	Taranaki	33.33	22.48	7.4926
PEP 38732	Taranaki	100	7.778	7.778
PEP 38736	Taranaki	15	11.914	1.7871
PEP 38738-S	Taranaki	30.5	46.349	14.1363

PEP 38738-D	Taranaki	15.1	46.349	6.9986
PEP 38741	Taranaki	45	12.610	5.6745
PEP 38744	Taranaki	100	110.941	110.941
PEP 38745	Taranaki	83.33	50.517	42.0957
PEP 38746	Taranaki	16.67	79.399	13.2359
PEP 38748	Taranaki	33.33	64.236	21.4098
PEP 38751	Taranaki	66.66	66.077	22.0235
PEP 38757	Taranaki	100	29.461	29.461
PEP 38758	Taranaki	100	49.679	49.679
PEP 38765	Taranaki	38.3	12.715	4.8699
PEP 38766	Taranaki	33.33	2.489	0.8295
PEP 38767	Taranaki	100	43.767	43.767
PEP 38256	Canterbury	100	2795.965	2795.965
PEP 38258	Canterbury	25	5460.998	1365.2495
PEP 38260 (1)	Canterbury	30	2429.927	728.9781
PEP 38341	East Coast	35.5	1814.979	644.3174
PEP 38342	East Coast	35.5	1723.002	611.6656

(1)

The Company has entered into an agreement, effective May 16, 2005, with the 100% PEP 38260 permit holder where in exchange for completing certain work permit program requirements, at the Company’s own cost, the Company will receive certain working interests. At the date of this report, the Company has earned a 30% interest and operatorship of the onshore portion of this permit. Notice of this agreement has yet to be issued by the New Zealand Ministry of Economic Development.

For further detail on each property and work done during the year please refer to “History and Development of the Company” above and to the Company’s financial statements (Item 17). For details of planned work to be done on each property before March 31, 2007 and the estimated cost thereof see below “Liquidity and Capital Resources”.

Reserves

The Company did not have any reserves at March 31, 2006. Subsequent to the 2006 fiscal year the Company acquired, as detailed above, a 30.5% interest in PEP 38738-S and PEP 38738-D. In July 2006 the Ministry of Economic Development in New Zealand issued a petroleum mining permit (“PMP 38156”) covering 30 square kilometres (of the total 90 square kilometres originally held under PEP 38738-S and PEP 38738-D) that contains the Cheal Oil Field and the Cardiff deep gas prospect. The remaining 60 square kilometres remains in PEP 38738-S and PEP 38738-D. The Company has therefore recognized reserves subsequent to March 31, 2006 in respect to the Cheal Oil Field. An independent report dated as of April 30, 2006 was prepared for the Company by Sproule International Limited (Exhibit 4.9) was completed using data obtained from the Company’s subsidiary Cheal Petroleum Limited and from public sources. As at April 30, 2006 Sproule assigned 484,859 barrels (Company share) of Proved Undeveloped Reserves, 558,150 barrels (Company share) of Probable Reserves and 485,713 barrels (Company share) of Possible Reserves.

Although the Cardiff deep gas prospect was included in the area of PMP 38156 Sproule did not assess the prospect and there has been no reserves assigned to this prospect to the date of this report.

ITEM 5. OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of our historical financial and operating results and should be read in conjunction with our audited consolidated financial statements. (See Item 17) for the years ended March 31, 2006, 2005, and 2004, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 9 to the financial statements, under Item 17.

All dollar values are expressed in Canadian dollars, unless otherwise stated.

Operating Results

Summary

We are in the exploration and evaluation stage with respect to all but one of our oil and gas properties and therefore we do not generate any significant sales or revenue from operations. We have experienced losses in each of our fiscal periods and have not yet achieved break-even cash flow. Our main source of capital currently is the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2006 were $12,104,977. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs.

Results of Operations – 2006 Compared to 2005 and 2004

We have conducted our operations as an acquisition and exploration company for the 2006 fiscal year and our primary acquisitions over the 2006 fiscal year was acquiring PMP 38157, PEP 38260, PEP 38341 and PEP 38342. In addition subsequent to year end we acquired an interest in Cheal Petroleum Limited (“Cheal”) and Cheal holds a 30.5% interest in the Cheal Oil Field as described above. Our primary exploration focus over the 2006 fiscal year is also described above but includes drilling three unsuccessful exploration wells and three exploration wells that are under evaluation to determine if they are commercially viable in combination with future successful wells, all of which wells are located in the Taranaki Basin, New Zealand. The unsuccessful wells drilled during the 2006 fiscal year are: the Richmond-1 well on PEP 38745, the Konini-1 well on PEP 38751, and the Arakamu-1 well on PEP 38757. The wells under evaluation are: The SuppleJack-1 well on PEP 38741 and the SuppleJack South-1 and SuppleJack South-1a wells on PEP 38765. The Company also collected a significant amount of 2-D seismic on PEP 38758 (35 km’s), PEP 38256 (30 km’s), PEP 38260 (27 km’s), PEP 38341 and PEP 38342 combined (67 km’s) as described above.

Our objectives for the 2007 fiscal year are to participate in the Cheal Oil Field development plan that includes drilling at least 2 development wells and 2 exploration wells on production mining permit 38156 and participate in the development of permanent production facilities on PMP 38156. We also intend to drill in our most prospective exploration permits where warranted and to a lesser extent complete the required exploration work required under our permit terms and conditions and where possible exceed those requirements. To date we have drilled the Radnor-1a deep gas well located on PMP 38157 where we earned a 33.33% interest in the well and the Radnor production station by paying 66.66% of the costs of the well. The Company also sole-risked another joint venture participant’s 33.33% interest in the well. The Company has also participated in a 400 kilometre 2-D seismic program offshore in PEP 38258. The Company also intends to drill an additional four wells on PEP 38260, 38256, 38741 and 38758. The Company has a number of other prospects located on its current interests that are suitable for drilling and if rig availability and access to the service industry provides us the opportunity, the Company will consider drilling additional wells during the remainder of the 2007 fiscal year.

Results of operations:

The Company incurred a net loss for the 2006 fiscal year of $1,425,562 ($0.04 per share) compared to $1,214,377 ($0.09 per share) for the 2005 fiscal year and $938,001 (0.08 per share) for the 2004 fiscal year.

For the three years ended March 31, 2006, we generated $nil in oil and gas revenues. Total cost of sales for the same three year period was also $nil.

The Company’s only revenue for the 2006 fiscal year consisted entirely of interest of $399,684 and a gain on sale of marketable securities of $39,912 compared to $17,352 of interest income in the 2005 fiscal year and $15,737 in interest income and $23,256 gain on sale of property and equipment in the 2004 fiscal year. The increase in interest income in 2006 was a result of the Company’s increased working capital from financings completed during the year.

The Company incurred $1,404,864 in general and administrative (“G&A”) expenses for the year ended March 31, 2006, compared to $829,233 for the year ended March 31, 2005 and $650,680 for the year ended March 31, 2004.

General and administrative (“G&A”) costs increased to $1,404,864 in 2006 from $829,233 in 2005 (a 69% increase) due to the Company’s increased activity levels related to the Company’s assets and, to a lesser extent, costs associated with successfully listing on the TSX Venture exchange. The main items contributing to the increased G&A were wages and travel costs. Wages accounted for 45% of the increase mainly because the Company employed a full-time exploration manager at the start of the fiscal year, the Company paid bonuses to the Company’s executives in December of 2005 and annual rates of compensation increased for the Company’s executives during the year. At the end of the 2006 fiscal year the Company also added a full time chief geophysicist to manage the increase in the Company’s exploration permits in New Zealand from seven permits in fiscal 2005 to twenty four by the date of this report. Travel costs accounted for 25% of the increase as these costs include costs associated with the Company’s President relocating to New Zealand as well as travel costs relating to the Company’s acquisition, exploration and financing efforts.

In addition to the above, the Company recorded stock option compensation costs of $123,829 (2005: $185,395) relating to stock options granted during the year and wrote-off $358,699 (2005: Nil) in costs associated with two permits, the details of which are available for review in Note 5 and Note 3 of the accompanying audited consolidated financial statements, respectively.

We believe that the general and administrative costs of the Company for the 2007 fiscal year will likely increase for the 2007 fiscal year as a result of the need to increase the amount of full-time employees to maintain our New Zealand operations as detailed in this annual report.

Inflation

We operate primarily in New Zealand, where inflation for our operational costs is at low levels – i.e. in the 2-5% range.

Foreign Currency Fluctuations

We hold cash reserves in CDN, US and NZ dollars, and incur the majority of our petroleum property expenditures in New Zealand dollars. An increase in value of the New Zealand dollar relative to the CDN or US dollar has a detrimental effect to us as our expenses incurred would, in turn, increase in CDN and US dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

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

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements accompanying the report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”). However, there are some exceptions and these are detailed below in Item 17, Note 9 “Differences between Canadian and United States Generally Accepted Accounting Principles”.

New Accounting pronouncements

There have not been any new accounting pronouncements during the 2006 fiscal year that have had a material affect on the Company’s financial statements.

Liquidity and capital resources –2006 Compared to 2005 and 2004

As of the date of this report, the Company has sufficient capital to conduct its planned exploration program through the end of the 2007 fiscal year to maintain our interests in all of our New Zealand based permits. However, owing to the inherent risks of oil & gas acquisition and exploration, it is uncertain whether we will be able to generate sufficient income and/or secure outside sources of capital in an amount that are sufficient for us to continue with our expected operations beyond the end of 2007. Due to the exploratory nature of our business, traditional forms of debt financing may not be available to us and the Company may look at opportunities to farm-out, reschedule or defer some of our capital expenditures.

We did not receive any revenue from our operations in 2006. We expect to receive production revenue during the 2007 fiscal year from one property “PMP 38156” that contains the Cheal Oil Field that is currently in the development stage. The balance of our current properties are in the exploration stage and we do not expect to receive any revenue from them during our 2007 fiscal year.

Operating Activities:

The Company had $18,753,695 in cash and cash equivalents and $17,843,233 in working capital at March 31, 2006. This compares to $6,368,935 in cash and cash equivalents and $6,010,158 in working capital for year ended March 31, 2005.

The Company had a net use of cash of $2,038,848 from operating activities for the year ending March 31, 2006 compared to a net use of cash of $1,111,594 for the comparable year ending March 31, 2005.

Financing Activities:

2006

Financing activities for the year ended March 31, 2006 consisted of the Company receiving $20,371,485 as follows:

  During the 2006 fiscal year , the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

  On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share. In connection with the financing the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share that expired unexercised, subsequent to the 2006 fiscal year end.

Refer to Item 17 Note 5 and 8 for further details.

2005

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

Investing Activities:

Investing activities for the 2006 fiscal year consisted of using $5,969,491 of cash for acquisition and exploration work on our New Zealand oil and gas properties. Please refer to Item 17 Note 3 and 8 for additional information relating to acquisitions and expenditures as well as “Property, Plant and Equipment” above. The Company also used $21,598 in cash for the purchase of equipment and sold 6,000 shares of Tenke Mining Corp for proceeds of $43,212.

For the similar period last year, the Company used $822,236 of cash for exploration work on our New Zealand oil and gas properties. The Company also used $3,876 in cash for the purchase of equipment.

The net result for the twelve-month period ending March 31, 2006 was a net use of cash totalling $5,947,877 for investing activities. This compares to a net use of cash from investing activities totalling $826,112 for the same period last year.

Conclusion:

The net impact of all cash activities during the twelve months ended March 31, 2006 resulted in a net increase in cash of $12,384,760, compared to a net increase in cash of $5,492,469 for the year ended March 31, 2005.

Other:

  Subsequent to year-end, on June 12, 2006 the Company completed a brokered private placement financing of 40,000,000 common shares at a price of $0.75 per share.

  On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited which are all located in New Zealand. Please refer to Exhibit 4.8 and 4.12. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these companies was:
ix.

NZ$18,542,857 (CDN$12,800,000) consisting of a payment of NZ$14,625,501 at the closing of the share purchase agreement and a cash payment to the seller immediately after closing of NZ$3,917,356 to re-pay advances made by the seller to Cheal Petroleum Limited;

ii.	five million shares of the Company; and

iii.	a 0.775% gross over riding royalty on PEP 38738-D.

The work commitments expected over the 2007 fiscal year for PEP 38738-S and PEP 38738-D amount to a total of $6,000,000 and relate materially to the Cheal Oil Field Development Plan.

Our capital resources historically were comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Our capital resources, as a result of our brokered private placements in March and September 2005 and June 2006, have expanded to a broader group than in previous fiscal years. These capital resources are not anticipated to change during the 2007 fiscal year. Our access to capital is always dependent upon general financial market conditions.

ANTICIPATED MATERIAL WORK OBLIGATIONS BEFORE MARCH 31, 2007 (AS AT MARCH 31, 2006)

	Description of		Source of
Property	Work	CAD$ (1)	Funds
Unproved:
PMP 38157	Drill and complete well	3,500,000	working capital
PEP 38260	Drill well	1,400,000	working capital
PEP 38741	Drill Well	572,000	working capital
PEP 38758	Drill Well	1,540,000	working capital
Total Work Obligations		7,012,000

(1) The Company estimates an additional $646,000 will be spent on its various other properties during the 2007 fiscal year.

The estimates of anticipated Material Work Obligations before March 31, 2007, have been revised for the 2007 fiscal year as at September 28, 2006, and the amended obligations for the year are as follows:

	Description of		Source of
Property	Work	CAD$ (1) (2) (3)	Funds
Unproved:
PMP 38153	Drill well	1,050,000	working capital
PEP 38157	Drill and complete well	8,000,000	working capital
PEP 38156	Field development plan/seismic	6,750,000	working capital
PEP 38256	Drill well	750,000	working capital
PEP 38256	Drill well	750,000	working capital
PEP 38260	Drill well	750,000	working capital
PEP 38741	Drill Well and Permit Maintenance	590,000	working capital
PEP 38758	Drill Well	1,584,000	working capital
Total Work Obligations		20,224,000

(1)	Revised as to updated obligations and considering work being performed to the date of this report.

(2)	The Company estimates that an additional $525,000 will be spent on its various other properties during the 2007 fiscal year.

(3)	Subject to change based on the Company’s accessibility to drilling rigs, qualified personnel and other data and results becoming available to the Company.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in CAD$, US$ and NZ$ and we incur our exploration expenditures in NZ$. Refer to Item 3 “Risk Factors- Effect of Different Currencies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and officers of our Company are:

Name and Municipality	Position Held	Office Held Since
of Residence

Drew Cadenhead	President, Chief Executive Offier	April 24, 2003
New Plymouth, New Zealand	and Director

Garth Johnson,	Chief Financial Officer,	April 20, 2001
Vancouver, BC, Canada.	Secretary and Director

Paul Infuso (1)	Director	February 2, 2005
Winnipeg, MB, Canada

James Smith (1)	Director	February 2, 2005
Calgary, AB, Canada
(1) Member of audit committee.

Mr. Drew Cadenhead has been the Company’s President, Chief Executive Officer and a Director since April 24, 2003. Mr. Cadenhead began his career in the oil and gas industry in 1979 with Amoco and Canadian Hunter where he was responsible for exploration in Canada's Western Sedimentary Basin. Mr. Cadenhead has held various executive positions in the energy sector, including Vice President of Exploration and executive positions responsible for acquisitions and divestitures. Of particular importance to the Company, is Mr. Cadenhead’s international successes in New Zealand's Taranaki Basin with Fletcher Challenge. Mr. Cadenhead is a member of the C.S.P.G. and APEGGA and holds the professional designation P. Geol and received his Bachelor of Science in Geology from the University of Calgary.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined our Company as the corporate accountant. He is currently the Chief Financial Officer, Secretary and a Director of our Company as well as Chief Financial Officer of AMG Oil Ltd.

Mr. Paul Infuso is an independent oil & gas consultant with more than twenty years of experience. Mr. Infuso has held executive and leadership positions with both Ulster Petroleum and Impact Energy, where he played a key role in their success.

Mr. James Smith is a seasoned business executive who has over 30 years of experience with public equity, financial management and reporting. He has been involved in the oil and gas industry at an executive level since 1983. Mr. Smith has formerly worked as CFO of Crestar Energy, as Vice President of Amoco Canada and as an executive for Dome Petroleum. Mr. Smith is a member of the board of directors of Grand Petroleum Inc., Penn West Petroleum Ltd., Grey Wolf Exploration Inc and Pure Energy Services Ltd.

Effective July 25, 2005, the Company secured directors and officers liability insurance. This insurance was renewed on July 25, 2006.

Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full fiscal year indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option
Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price (6)	Expiry Date
Drew Cadenhead President, Chief Executive Officer and Director (1)	2006 2005 2004	190,000 165,260 147,667	40,000 - 12,000	50,000 400,000 -	$1.30 $0.77 -	Nov 22, 2010 January 1, 2010 -
Garth Johnson, Chief Financial Officer and Secretary (2)	2006 2006 2005 2004	69,552 - 69,082 58,335	25,000 - -	100,000 75,000 75,000(6)	$1.30 $0.77 $0.77 $0.77	Nov 22, 2010 May 10, 2010 May 31, 2008
Paul Infuso Director (3)	2006 2005 2004	12,000 2,000 -	- - -	- 75,000 -	- $077 -	- Feb 10, 2010 -
James Smith Director (3)	2006 2005 2004	10,500 1,000 -	- - -	25,000 50,000 -	$1.12 $0.77 -	July 10, 2010 Feb 10, 2010 -
Alan Hart, Chairman and Director (4)	2006 2005 2004	- 30,349 49,024	- - -	- - -	- - -	- - -
Barry MacNeil, Chairman and Director (5)	2006 2005 2004	- 5,350 -	- - -	- - -	- - -	- - -

(1)

Mr. Cadenhead was granted 400,000 options on January 1, 2005. The options vest over a five year period. Effective December 1, 2005 the Company and Mr. Cadenhead agreed to annual compensation of $200,000 with certain bonus provisions to be decided by the Company’s compensation committee. Mr. Cadenhead is also paid a 30% cost of living allowance that remains in effect while he resides in New Zealand. Subsequent to March 31, 2006 Mr. Cadenhead was granted an additional 200,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(2)

Mr. Johnson was paid $69,552 (2005: $69,082; 2004: $58,335) primarily through invoices submitted by DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Ltd., as a result of Mr. Johnson’s time spent on business of the Company. Effective December 1, 2005 the Company and Mr. Johnson agreed to annual compensation of $150,000 per year with certain bonus provisions to be decided by the Company’s compensation committee. Subsequent to March 31, 2006 Mr. Johnson was granted an additional 100,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(3)

Mr. Infuso and Mr. Smith were paid $1,000 and $500 per month respectively in their capacity as Directors starting from date of their appointment on February 10, 2005 until April 2005 when it was agreed that all independent directors would be compensated $1,000 per month. In addition Mr. Infuso and Mr. Smith were each granted 75,000 and 50,000 options on February 10, 2005 and Mr. Smith was granted an additional 25,000 options on July 29, 2005. Subsequent to the 2006 fiscal year the Company agreed to compensate Mr. Infuso and Mr. Smith each $2,500 per month. Additionally Mr. Infuso and Mr. Smith were each granted an additional 150,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(4)	Mr. Hart resigned from the Board of Directors effective June 11, 2005.
(5)	Mr. MacNeil resigned from the Board of Directors effective February 2, 2005.
(6)	Certain options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

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

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be held in September of 2007, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of September 28, 2006 the following are the Company’s officers and directors.

Name	Period served in position

Drew Cadenhead, President, Chief Executive Officer and Director	3 years, 5 months

Garth Johnson, Secretary, Chief Financial Officer and Director	5 years, 5 months

James Smith, Director	1 year, 7 months

Paul Infuso, Director	1 year, 7 months

Audit and compensation committees

List of Audit committee members as at September 28, 2006:
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

The Company has a compensation committee consisting of Mr. Infuso and Mr. Smith. Compensation Committee members do not have service contracts and are not paid for their services as a compensation committee member. The committee is constituted to ensure that executives, staff and board members are provided incentives and compensated in a way that advances both the short and long-term interests of shareholders while also ensuring that the Company is able to attract and retain executive management talent. Please refer to Exhibit 4.11 for a copy of the Compensation Committee Charter.

Employees and Consultants

We have four full time employees. Mr. Cadenhead, President and CEO, Mr. Johnson, CFO and Corporate Secretary, Mr. Mark Webster, Exploration Manager and Mr. Ricardo Bertolotti, Chief Geophysicist.

Messrs. Cadenhead, Webster and Bertolotti reside in New Zealand and Mr. Johnson is located in Vancouver, British Columbia.

Share ownership by directors and officers of the Company at September 28, 2006 are as follows:

Name	Number of Shares	Number of Options	Exercise Price (1)	Expiry Date
Drew Cadenhead	300,000	400,000 50,000 200,000	$0.77 $1.30 $0.70	Jan 1, 2010 Nov 22, 2010 August 2, 2011
Garth Johnson	38,000	75,000 75,000 100,000 100,000	$0.77 $0.77 $1.30 $0.70	May 31, 2008 May 10, 2010 Nov 22, 2010 August 2, 2011
Paul Infuso	200,000	75,000 150,000	$0.77 $0.70	February 10, 2010 August 2, 2011
James Smith	100,000	50,000 25,000 150,000	$0.77 $1.12 $0.70	February 10, 2010 July 29, 2010 August 2, 2011
(1) Certain options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

There have been no incentive stock options exercised by any director, officer or employee to the report date.

On September 9, 2005 the Company received disinterested shareholder approval to the Company’s new share option plan where directors, officers, employees and consultants to the Company or its affiliates are eligible to receive grants of options. Under the new option plan the number of shares reserved for issuance as share incentive options is equal to 10% of the Company’s issued and outstanding shares at any time. These options are non-assignable and non transferable, and have a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company and vesting over a period of at least 18 months. The exercise prices will be established at the time the options are granted; subject to a minimum exercise price of not less than the Discounted Market Price as defined in the policies of the TSX-V.

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

Name and address of owner	Number of Shares	Percent of Class

RAB Energy Fund Limited Vancouver, B.C.	6,725,000	7.34

South Pacific Lease Operations Limited	5,000,000	5.46

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of:

1.	On September 22, 2005, RAB Energy Fund Limited acquired 6,725,000 shares of the Company through a brokered private placement detailed above.

2.

On June 15, 2006, the Company issued South Pacific Lease Operations Limited 5,000,000 shares of the Company as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited as detailed above.

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

Major Shareholder Voting Right

There are no different voting rights attributable to the major shareholders and every shareholder has equal rights.

Host Country Shareholders

The proportion and number of shareholders of record in the United States as at August 31, 2006 are as follows:

Estimated proportion of shares held in the U.S.	17.72%
Number of shareholders	555
Number of shares held	16,241,232

Arrangements Affecting Shareholdings

None.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

(a)	On August 2, 2006 the Company granted 600,000 options to four Directors all of which vest over eighteen months and are exercisable at a price of $0.70 per share until expiry on August 2, 2011.

(b)	On November 22, 2005 the Company granted 150,000 options to two Directors that vest over eighteen months and are exercisable at a price of $1.30 per share until expiry on November 22, 2010.

(c)	On August 15, 2005 the Company entered into an agreement with Mr. Brian Jones to retain Mr. Jones to provide his services as the Company’s Executive Vice President. The agreement is for an initial three month period with monthly compensation of $7,000 per month. This agreement was terminated in November 2005.

(d)	Independent Directors of the Company received a total of $22,500 (2005 fiscal year - $3,000) in director’s fees for the 2006 fiscal year.

(h)	During the fiscal year ending March 31, 2006 the Company paid a total of $358,427 (2005 fiscal year - $270,041) in wages, bonuses and cost of living allowance to its Executive Officers.

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

Significant Changes

The following significant changes have occurred since March 31, 2006:

a)	Acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited:

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited which are all located in New Zealand. Please refer to Exhibit 4.8 and 4.12. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these companies was:

i.

NZ$18,542,857 (CDN$12,800,000) consisting of a payment of NZ$14,625,501 at the closing of the share purchase agreement and a cash payment to the seller immediately after closing of NZ$3,917,356 to re-pay advances made by the seller to Cheal Petroleum Limited;

	ii.	five million shares of the Company; and

	iii.	a 0.775% gross over riding royalty on PEP 38738-D.

The work commitments expected over the 2007 fiscal year for PEP 38738-S and PEP 38738-D amount to a total of $6,000,000 and relate materially to the Cheal Oil Field Development Plan.

b)	Private Placement Financing:

On June 12, 2006, the Company completed a private placement financing of 40,000,000 common shares at a price of $0.75 per share for net proceeds of approximately $28.1 million.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Price History of the stock

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the TSX-V.

Summary trading by year, for the five most recently completed fiscal periods ending March 31, 2006:

	OTCBB		TSX-V

Year	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

2002	1.25	0.20	-	-
2003	1.55	0.22	-	-
2004	4.50	0.65	-	-
2005	3.75	0.40	-	-
2006	1.46	0.38	1.70	0.63

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2006:

	OTCBB		TSX-V

Year and
Quarter	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3

2005
First Quarter	3.75	2.00	-	-
Second Quarter	2.20	1.01	-	-
Third Quarter	1.42	0.65	-	-
Fourth Quarter	0.95	0.40	-	-

2006
First Quarter	0.80	0.38	-	-
Second Quarter	1.46	0.60	1.70	1.09
Third Quarter	1.25	0.47	1.40	0.63
Fourth Quarter	1.02	0.58	1.19	0.69

Summary trading by quarter for any full quarter subsequent to the year end March 31, 2006:

	OTCBB		TSX-V
Month	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

Apr 1 to June 30	0.88	0.60	1.00	0.67

Summary trading by month for the six most recently completed months ending August 31, 2006:

Month	High (1)(2)(3)	Low (1)(2)(3)	High(2)(3)	Low(2)(3)

Mar	0.78	0.60	0.85	0.69
Apr	0.88	0.60	1.00	0.70
May	0.82	0.61	0.90	0.70

Jun	0.87	0.62	0.90	0.67
July	0.84	0.55	0.83	0.64
Aug	0.66	0.52	0.73	0.58

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)	All market prices subsequent to May 4, 2004 reflect trading after the 1.5:1 forward stock split to the recorded shareholders as of April 27, 2004.

(3)	All quotations for OTCBB are from the website located at www.finance.yahoo.com and all quotations for TSX-V are from the website located at www.tsx.com.

Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 46,631,081 were issued as of September 28, 2005.

Our shares traded on the VSE in Vancouver, British Columbia, Canada until September 21, 2000. On July 18, 2005, the Company commenced trading on the TSX Venture Exchange under the symbol “TAO”. Beginning on December 8, 1999 our shares traded on the OTC Bulletin Board (OTCBB”) under the symbol “DUREF” until we changed our name to TAG Oil Ltd.on June 12, 2002. Thereafter our shares have traded on the OTCBB under the symbol “TAGOF”.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

Our Articles of Association were previously filed with our Form 20F for the Year Ended March 31, 2000. On September 22, 2006 the shareholders of the Company approved the Board of Directors recommendation to return the Company’s incorporation to British Columbia and to adopt new Articles. The new Articles to be adopted by the Company are attached in Exhibit 4.10 to this annual report.

Material contracts

Attached as exhibits are material contracts the Company entered into during the period July 30, 2004 to September 28, 2006 as follows:

(a)	TAG Oil Ltd. Form of Subscription Agreement Dated September 2005-Canadian & Non-U.S. Persons. (1)

(b)	TAG Oil Ltd. Form of Subscription Agreement Dated September 2005-U.S. Persons. (1)

(c)

Underwriting Agreement with an Effective date of September 1, 2005 between the Company and Canaccord Capital Corporation is TAG Oil Ltd. Form of Subscription Agreement Dated June 2006-Canadian & Non-U.S. Persons. (1)

(d)	TAG Oil Ltd. Form of Subscription Agreement Dated June 2006-U.S. Persons.

(e)	Underwriting Agreement with an Effective date of May 12, 2006 between the Company and Canaccord Capital Corporation.

(f)	Share Purchase Agreement between the Company and South Pacifc Lease Operations Limited dated May 9, 2006.

(1) Incorporated by reference with our previously filed Form 20-F dated March 31, 2005 filed on September 28, 2005.

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

Subsidiary information

A list of subsidiaries of the Company to March is identified in Note 2 (b) in the notes to the consolidated financial statements and in Item 4 “Organizational Structure”.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is continuously improving its controls and procedures. As the Company is not an accelerated filer under SEC definitions, beginning with the Company’s fiscal year ending March 31, 2009, Section 404 of the U.S. Sarbanes Oxley Act 2002 (“Section 404”) will require the Company to include an internal control report from management with the annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting of the Company, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal controls over financial reporting are effective and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of the internal controls over financial reporting.

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

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, nor do we believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Our Board of Directors has determined that we have one independent audit committee financial expert serving on its audit committee. This financial expert is James Smith who is accredited in Canada as a Chartered Accountant.

ITEM 16B. Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. A copy of our code of ethics is available, free of charge, from the offices of TAG Oil Ltd., at 1407-1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3 and this can be requested in writing, addressed to the Company Secretary.

ITEM 16C. Principal Accountants Fees and Services

Principal Accountant Service	For the fiscal year ended March 31, 2006	For the fiscal year ended March 31, 2005
Audit Fees (1)	21,497	14,458
Tax Fees (2)	4,881	900
All Other Fees (3)	-	3,187

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements and include both the fees of the Corporation’s principal auditor, DeVisser Gray, and the Corporation’s New Zealand auditor BDO Spicers. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)	“All Other Fees” include all other non-audit services.

The nature of the services provided by De Visser Gray and BDO Spicers under each of the categories indicated in the table is described below.

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D. EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEE

ITEM 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Financial Statements begin on page 45.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 AND 2005

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with generally accepted accounting principles in Canada.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 7, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated July 7, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 7, 2006

TAG Oil Ltd.
Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31,	2006	2005

Assets
Current
Cash and cash equivalents	$18,753,695	$6,368,935
Amounts receivable and prepaids	376,334	184,344
Inventory (Note 2)	942,769	-
Marketable securities	-	3,300
	20,072,798	6,556,579
Oil and gas properties (Note 3)	9,155,763	1,933,088
Equipment (Note 4)	30,836	16,834
	$29,259,397	$8,506,501

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$2,229,565	$546,421
	2,229,565	546,421

Share capital (Note 5)	38,424,949	18,053,464
Contributed surplus	709,860	586,031
Deficit	(12,104,977)	(10,679,415)
	27,029,832	7,960,080
	$29,259,397	$8,506,501

See accompanying notes.

Nature of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Note 8)

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

TAG Oil Ltd.
Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2006	2005	2004

Expenses
General and administrative	$1,404,864	$829,233	$650,680
Stock option compensation	123,829	185,395	290,030
Directors & officers insurance	32,250	-	-
Foreign exchange	(62,080)	212,589	30,787
Amortization	7,596	4,512	5,496
Loss before other items	(1,506,459)	(1,231,729)	(976,993)

Other Items
Interest income	399,684	17,352	15,737
Write-off of oil and gas properties	(358,699)	-	(1)
Gain on sale of marketable securities	39,912	-	-
Gain on sale of property and equipment	-	-	23,256
Net loss for the year	(1,425,562)	(1,214,377)	(938,001)
Deficit, beginning of year	(10,679,415)	(9,465,038)	(8,527,037)
Deficit, end of year	$(12,104,977)	$(10,679,415)	$(9,465,038)

Loss per share	$(0.04)	$(0.09)	$(0.08)

Weighted average number of shares outstanding	37,330,058	13,111,779	11,227,776

See accompanying notes.

TAG Oil Ltd.
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2006	2005	2004

Operating Activities
Net loss for the year	$(1,425,562)	$(1,214,377)	$(938,001)
Changes for non-cash operating items:
Amortization	7,596	4,512	5,496
Stock option compensation	123,829	185,395	290,030
Write-off of oil and gas properties	358,699	-	1
Gain on sale of marketable securities	(39,912)	-	-
Gain on sale of property and equipment	-	-	(23,256)
	(975,350)	(1,024,470)	(665,730)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	(191,990)	(143,649)	89,967
Due to/from related parties	-	(9,960)	(71,632)
Inventory	(942,769)	-	-
Accounts payable and accrued liabilities	71,261	66,485	(13,260)
Cash used in operating activities	(2,038,848)	(1,111,594)	(660,655)

Financing Activities
Issuance of common shares	20,371,485	7,437,513	149,150
Repurchase of common shares	-	(7,338)	-
Cash provided by financing activities	20,371,485	7,430,175	149,150

Investing Activities
Exploration of oil and gas properties	(5,969,491)	(822,236)	(124,169)
Proceeds from sale of property and equipment	-	-	404,141
Purchase of property and equipment	(21,598)	(3,876)	(3,268)
Proceeds from sale of marketable securities	43,212	-	-
Cash (used in) provided by investing activities	(5,947,877)	(826,112)	276,704

Net increase (decrease) in cash during the year	12,384,760	5,492,469	(234,801)
Cash and cash equivalents - Beginning of year	6,368,935	876,466	1,111,267
Cash and cash equivalents - End of year	$18,753,695	$6,368,935	$876,466

Cash	$2,515,613	$6,368,935	$271,319
Cash equivalents	16,208,082	-	605,147
	$18,753,695	$6,368,935	$876,466

Supplementary disclosures:

Interest received	$399,684	$17,352	$15,737

Non-cash investing activities:
The Company incurred $2,077,526 (2005: $465,643 and 2004: $Nil) in exploration expenditures which amounts were in accounts payable at year end.

See accompanying notes.

TAG Oil Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2006 and 2005
Expressed in Canadian Dollars

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 9.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited, and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

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

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue shares and the date of share issuance.

k)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

The Company uses the fair value method for valuing stock option grants. Under this method, compensation cost attributable to all stock options granted is measured at fair value at the grant date and expensed in the year of grant with a corresponding increase in contributed surplus. Consideration paid upon the exercise of the stock options will be recorded as an increase to share capital together with the corresponding amounts previously recognized in contributed surplus.

l)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

m)	Marketable securities

The Company’s marketable securities are recorded at the lower of cost and estimated fair market value.

n)	Asset retirement obligation

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2006 the Company does not have any asset retirement obligations.

o)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a specific identification basis. Inventory consists of field operation consumables.

NOTE 3 – OIL AND GAS PROPERTIES

	Working	Net Book	Additions	Write-offs	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2005	Period	Period	March 31, 2006
Unproved:
New Zealand:
PMP 38153	15.00	$-	$9,597	$-	$9,597
PMP 38157	33.33	-	4,342	-	4,342
PEP 38256	53.84	166,974	250,594	-	417,568
PEP 38258	25.00	59,833	19,334	-	79,167
PEP 38260	30.00	-	512,885	-	512,885
PEP 38341	35.50	-	523,150	-	523,150
PEP 38342	35.50	-	502,635	-	502,635
PEP 38480	25.00	86,582	12,903	(99,485)	-
PEP 38732	100.00	-	1,000	-	1,000
PEP 38736	15.00	-	29,843	-	29,843
PEP 38741	45.00	622,042	1,015,849	-	1,637,891
PEP 38744	25.00	-	-	-	-
PEP 38745	83.33	-	554,925	-	554,925
PEP 38746	16.67	-	95,538	-	95,538
PEP 38748	33.33	-	-	-	-
PEP 38751	66.66	-	563,522	-	563,522
PEP 38757	100.00	532,030	1,934,631	-	2,466,661
PEP 38758	100.00	3,041	980,609	-	983,650
PEP 38765	38.30	206,866	483,289	-	690,155
PEP 38766	33.33	-	-	-	-
PEP 38767	100.00	-	83,234	-	83,234
AMI-Hursthouse	12.50	255,720	3,494	(259,214)	-

Total Unproved		$1,933,088	$7,581,374	(358,699)	$9,155,763

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

The Company participated in three unsuccessful exploration wells and three exploration wells that are under evaluation to determine if they are commercially viable in combination with future successful wells, all of which are located in onshore Taranaki, New Zealand. The unsuccessful wells drilled during the 2006 fiscal year are: the Richmond-1 well on PEP 38745, the Konini-1 well on PEP 38751 and the Arakamu-1 well in PEP 38757. The wells under evaluation to determine commerciality are: the SuppleJack-1 well on PEP 38741 and the SuppleJack South-1 and SuppleJack South-1a wells on PEP 38765.

During the 2006 fiscal year the Company wrote-off PEP 38480 as this permit was relinquished after negotiations with the Ministry of Economic Development in New Zealand did not result in amended exploration terms for the permit. In addition the Company wrote-off the costs related to the Hursthouse-1 well as it was determined that the costs associated with this well were unlikely to be recovered in the future.

Refer to Notes 6 and 8

NOTE 4 - EQUIPMENT

Equipment is comprised as follows:

	2006			2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture, office and computer equipment	$125,644	$(94,808)	$30,836	$16,834

NOTE 5 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$10,623,289
Forward stock split on the basis of one additional
new share for every two old shares	3,989,025	-
Private placement	542,495	1,247,218
Private placement	9,066,500	4,412,383
Exercise of share purchase warrants	6,150,000	1,744,978
Exercise of stock options	100,000	32,934
Re-purchase of shares and return to treasury	(1,800,000)	(7,338)
Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement	11,538,500	13,976,446
Balance at March 31, 2006	46,631,081	$38,424,949

During the 2006 fiscal year, the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share. In connection with this financing, the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share until expiry on September 22, 2006.

Refer to Note 8

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
Issued and fully paid:	Share Purchase Warrants	Exercise Price (1)

Balance at March 31, 2004	6,150,000	$0.27
Issued during the year	9,608,995	0.71
Exercised	(6,150,000)	0.27
Balance at March 31, 2005	9,608,995	$0.71
Exercised	(9,066,500)	0.70
Issued during the year	400,000	1.30
Balance at March 31, 2006	942,495	$1.09

(1) Certain share purchase warrants are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2006, the following share purchase warrants are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
542,495	US$0.80	May 4, 2006	(2)
400,000	$1.30	September 22, 2006
942,495

(2) Subsequently, the warrants expired unexercised.

c)	Incentive Stock Options

At the Company’s annual general meeting held on September 9, 2005, shareholders approved an amendment to the Company’s stock option plan. Under the new stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
Issued and fully paid:	Options	Exercise Price (1)

Balance at March 31, 2004	1,140,000	$ 0.72
Granted during the year	550,000	0.76
Exercised	(100,000)	0.32
Cancelled/Expired	(800,000)	0.76
Balance at March 31, 2005	790,000	$ 0.76
Cancelled/Expired	(165,000)	0.76
Granted during the year	400,000	0.95
Balance at March 31, 2006	1,025,000	$ 0.83

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
1,025,000

During the 2006 fiscal year, the Company granted options to three directors and one employee to purchase 400,000 common shares vesting over eighteen months with expiry dates ranging from May 10, 2010 to January 2, 2011 and exercisable at either US$0.65,US$ 0.95, CDN$0.66 or CDN$1.30.

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

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $0.31 per option share granted (2005: $0.35 per option share granted) for a total option benefit of $123,829 (2005: $185,395).

Refer to Note 8

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2006 under various agreements relating to permits held at March 31, 2006 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2006
PMP 38153	15.00	$ 10,500
PMP 38157	33.33	3,500,000
PEP 38256	53.84	35,000
PEP 38258	25.00	175,000
PEP 38260	30.00	1,400,000
PEP 38341	35.50	10,500
PEP 38342	35.50	10,500
PEP 38732	100.00	17,500
PEP 38736	15.00	10,500
PEP 38741	45.00	572,000
PEP 38744	25.00	40,000
PEP 38745	83.33	17,500
PEP 38746	16.67	12,000
PEP 38748	33.33	17,500
PEP 38751	66.66	21,000
PEP 38757	100.00	35,000
PEP 38758	100.00	1,540,000
PEP 38765	38.30	193,000
PEP 38766	33.33	23,000
PEP 38767	100.00	17,500
Total		$ 7,658,000

Refer to Note 8

NOTE 7 - INCOME TAXES

	2006	2005

Net loss for the year	$(1,404,898)	$(1,214,377)
Expected income recovery	(498,763)	(431,386)
Net adjustment for amortization, deductible and non-deductible amounts	(32,553)	67,533
Unrecognized benefit of current non-capital loss	531,316	363,853
Total income taxes	-	-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	$(5,220,591)	$2,144,990
Equipment tax pool in excess of carrying value	93,876	93,954
Non-capital loss carryforwards	17,042,504	8,565,636
	11,915,789	10,804,580
Valuation allowance	(11,915,789)	(10,804,580)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately $3.3 million (2005 - $2.32 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2016. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.1 million (2005 - $4.2 million) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

At March 31, 2006, the Company also has losses and deductions of approximately NZ$16.9 million (March 31, 2005 - NZ$8.0 million) available to offset future taxable income earned in New Zealand.

NOTE 8 – SUBSEQUENT EVENTS

During the period subsequent to March 31, 2006 the following occurred:

a)	Acquisition of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”) , PEP 38757 Limited and PEP 38758 Limited all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,800,000), five million shares of the Company and a 0.775% gross over riding royalty on PEP 38738-D. The work commitments expected over the 2007 fiscal year for PEP 38738-S and PEP 38738-D amount to a total of $6,000,000 and relate materially to the Cheal Oil Field Development Plan.

b)	Private placement financing

On June 12, 2006, the Company completed a private placement financing of 40,000,000 common shares at a price of $0.75 per share for net proceeds of approximately $28.1 million.

c)	Stock options

On April 25, 2006 the Company granted an employee an option to acquire up to 100,000 common shares, vesting over eighteen months, exercisable at a price of $0.90 per share until expiry on April 25, 2011.

NOTE 9 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	March 31,	March 31,
	2006	2005
Marketable securities under Canadian GAAP	$-	$3,300
Adjustment required under U.S. GAAP	-	10,200
Cumulative historical adjustments	-	16,800
Marketable securities under U.S. GAAP	$-	$30,300

As a result, total current assets under U.S. GAAP as at March 31, 2006 and 2005 would be $20,072,798 and $6,583,579, respectively.

ii)	Oil and Gas Property

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

	March 31,	March 31,
	2006	2005
Oil and gas properties under Canadian GAAP	$9,155,763	$1,933,088
Foreign currency translation adjustment	(1,258,323)	(7,487)
Cumulative historical adjustments	85,529	93,016
Oil and gas properties under U.S. GAAP	$7,982,969	$2,018,617

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2006 and 2005 would be $28,086,603 and $8,619,030, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

During the 2004 fiscal year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2006	2005
Common stock under Canadian GAAP	$38,424,949	$18,053,464
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$41,467,807	$21,096,322

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2006	2005
Foreign currency translation
Adjustment under Canadian GAAP	$-	$-
Foreign currency translation adjustment	(1,258,323)	(7,487)
Cumulative historical adjustments	85,529	93,016
Foreign currency translation adjustment under U.S. GAAP	$(1,172,794)	$85,529

iii)	Accumulated Other Comprehensive Income

The effects of Note 9(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2006	2005
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain(loss) on marketable securities	(27,000)	10,200
Cumulative historical adjustments	27,000	16,800

Accumulated other comprehensive income
under U.S. GAAP	$-	$27,000

As a result of these adjustments, total stockholders’ equity under U.S. GAAP as at March 31, 2006 and 2005 would be $25,857,038 and $8,072,609, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)	Net Loss and Comprehensive Income for the Year

The following are the effects of Note 9(a)(i) on net loss for the 2006, 2005, and 2004 fiscal years:

	2006	2005	2004

Net loss for the year under Canadian and
U.S. GAAP	$(1,425,562)	$(1,214,377)	$(938,001)

Other comprehensive income:
Realized gain on marketable securities	39,912	-	-
Portion included previously in
comprehensive income	(27,000)	-	-
Unrealized gain on marketable
securities	-	10,200	13,200

Comprehensive loss for the year
under U.S. GAAP	$(1,412,650)	$(1,204,177)	$(924,801)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following Exhibits are incorporated by reference:

Exhibit Reference	Exhibit Description
1	Articles of Association and Bylaws(1)
4.1	Form of Subscription Agreement for private placement dated September 2005 Canadian and Non-U.S. subscribers (2)
4.2	Form of Subscription Agreement for private placement dated September 2005 U.S. subscribers (2)
4.3	Underwriting Agreement dated September 1, 2005 (2)
4.4	Form of 2005 Stock Option Plan (2)
4.5	Form of Subscription Agreement for private placement dated June 2006 Canadian and Non-U.S. subscribers
4.6	Form of Subscription Agreement for private placement dated June 2006 U.S. subscribers
4.7	Underwriting Agreement dated May 12, 2006
4.8	Form of Share Purchase Agreement dated May 9, 2006 between the Company and South Pacific Lease Operations Limited.
4.9	Sproule report dated April 30, 2006.
4.10	Articles (Post Continuance) as approved by shareholders on September 22, 2006
4.11	Compensation Committee Charter
4.12	Form of Share Purchase Agreement Amendment as dated June 16, 2006
8.0	List of Wholly-Owned Subsidiaries of TAG Oil Ltd.
16.1	Code of Ethics (2)
31.1	Section 302(a) Certification of CEO
31.2	Section 302(a) Certification of CFO
32	Section 906 Certifications

(1)	Herein incorporated references previously filed with our Form 20-F dated March 31, 2000 filed September 29, 2000.
(2)	Herein incorporated by referenced previously filed with our Form 20-F dated March 31, 2005 filed on September 28, 2005.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 28, 2006	By:	“Drew Cadenhead”

	Name:	Drew Cadenhead

	Title:	President & CEO