Form 20-F
period 2007-03-31
TAG OIL LTD
filed 2007-09-28
CIK 912785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007 (with other information to September 28, 2007 except where noted)

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-22500

TAG OIL LTD.
(Exact name of Registrant specified in its charter)

TAG OIL LTD.
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
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

Number of outstanding shares of TAG Oil’s only class of capital stock as on March 31, 2007.

91,631,081 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the
Securities Act.
Yes  [   ]                           No  [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes  [   ]                           No  [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]                           No  [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the
Exchange Act.

[   ]  Large Accelerated Filer                   [   ]  Accelerated Filer                [X]  Non Accelerated

Filer Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [X]                      Item 18  [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b 2 of the Exchange Act):

Yes  [   ]                           No  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

(End of Cover Page)

T A B L E   O F   C O N T E N T S
of the Form 20-F of TAG Oil Ltd.

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

Industry Expressions

The following are industry expressions that may be used in this Annual Report:

TAG, We, Our or Company refers to TAG Oil Ltd., a company organized and registered under the laws of British Columbia, Canada, and unless the context clearly requires, includes its subsidiaries.

AMI is an Area of Mutual Interest relating to joint venture partners of one or more permits that have agreed to explore together, a defined area within their permit or permits.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Barrel is one stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which an oil or gas field is brought into production, usually by drilling and completing production wells, and the wells, in most cases, are connected to the petroleum gathering system.

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

Field is a geologically connected area of the subsurface that is producing, or has been proven to be capable of producing hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

GAAP refers to generally accepted accounting principles.

Hydrocarbon is the general term for oil, gas, condensate and other petroleum products.

Joint Venture refers to a standard form of participation in petroleum exploration, via unincorporated joint arrangements between a number of industry participants, with one party or a management committee comprised of some or all of the parties operating the permit (i.e. managing the operations) on behalf of all the participants, and Joint Venturers has a corresponding meaning.

Working Interest is an equity interest, compared with a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties or other imposts due on gross income.

PEP is a Petroleum Exploration Permit as issued by the New Zealand government, each such permit being identified by number.

Permit or Licence is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

PMP is a Petroleum Mining Permit as issued by the New Zealand government, each such permit being identified by number.

Production refers to the stage of exploitation at which hydrocarbons are produced from a discovery on an on-going basis, intended to be continuous until the reservoir is fully exploited; pre-production being the stage before full production, during which hydrocarbons are produced intermittently to test reservoir characteristics and optimal production methods.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Proved Developed Reserves are Proved Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves are Proved Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where expenditure is required for recompletion.

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

TSX-V is the TSX Venture Exchange, part of the Toronto-based TSX Group, which includes the Toronto Stock Exchange, and is one of two stock exchanges on which the Company’s common shares are traded.

Presentation of Information

TAG Oil Ltd. conducts its operations directly and through subsidiaries. The term “TAG Oil” or “Company” as used herein refers, unless the context otherwise requires, to TAG Oil Ltd. and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts described herein are in Canadian currency. All references to daily production are before royalty, unless stated otherwise.

All oil and natural gas reserve information contained in this Report has been prepared and presented in accordance with National Instrument 51-101, Standard of Disclosure for Oil and Gas Activities (Canada). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Annual Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Forward Looking Statements

Certain statements in this Annual Report constitute forward-looking statements. These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

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

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2007, 2006, 2005, 2004 and 2003 is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the years ended March 31, 2007, 2006 and 2005 are included in this filing. The selected historical financial information for the years ended March 31, 2004 and 2003 presented in the table below are derived from audited consolidated financial statements of the Company that are not included in this filing. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Additional information is presented to show the differences which would result from the application of United States Generally Accepted Accounting Principles (“US GAAP”) to the Company’s financial information. Refer to Note 11 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Under Canadian Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2007	2006	2005	2004	2003
	$	$	$	$	$
Current Assets	14,658,380	20,072,798	6,556,579	920,461	1,245,229
Property and
Equipment	32,014,990	9,186,599	1,949,922	662,679	921,624
Incorporation Costs	-	-	-	-	-
Total Assets	46,673,370	29,259,397	8,506,501	1,583,140	2,166,853
Share Capital	69,979,631	39,134,809	18,639,495	11,023,925	10,584,745
Deficit	(30,663,443)	(12,104,977)	(10,679,415)	(9,465,038)	(8,527,037)
Oil and Gas Sales	938,838	-	-	-	-
Royalties	(43,425)	-	-	-	-
Production Costs	(361,328)	-	-	-	-
Write-down of
inventory	(209,959)	-	-	-	-
Write-off of oil and
gas properties	(17,246,651)	(358,699)	-	(1)	(454,150)
Interest Income	841,569	399,684	17,352	15,737	43,470
Rental Income	-	-	-	-	23,000
Net Loss	(18,558,466)	(1,425,562)	(1,214,377)	(938,001)	(995,253)
Net Loss per Share	(0.22)	(0.04)	(0.09)	(0.08)	(0.11)

Please refer to Note 2 of Item 17, which includes the Company’s adopted recommendations of the Canadian Institute of Chartered Accountants.

Under U.S. Generally Accepted Accounting Principles (in Cdn$)

	Year Ended March 31
	2007	2006	2005	2004	2003
	$	$	$	$	$
Current Assets	14,658,380	20,072,798	6,583,579	937,261	1,248,829
Property and
Equipment	33,653,239	8,013,805	2,035,451	755,695	968,284
Incorporation Costs	-	-	-	-	-
Total Assets	48,232,012	28,086,603	8,619,030	1,692,956	2,213,513
Share Capital	73,022,489	41,467,807	21,682,353	14,066,783	13,627,603
Deficit	(30,663,443)	(15,111,523)	(13,698,873)	(12,494,696)	(11,566,296)
Oil and Gas Sales	938,838	-	-	-	-
Royalties	(43,425)	-	-	-	-
Production Costs	361,328	-	-	-	-
Write-down of
inventory	(209,959)	-	-	-	-
Write-off of oil and gas
properties	(17,246,651)	(358,699)	-	(1)	(454,150)
Cumulative
Comprehensive Adj.	0	(27,000)	27,000	16,800	3,600
Interest Income	841,569	399,684	17,352	15,737	43,470
Rental Income	-	-	-	-	23,000
Net Loss	(18,558,466)	(1,425,562)	(1,204,177)	(924,801)	(991,653)
Net Loss per Share	(0.22)	(0.04)	(0.09)	(0.08)	(0.11)

Please refer to Note 11 of Item 17, which includes all material differences between Canadian and US GAAP that are relevant in preparation of our financial statements.

Given the nature of our operations and assets, we are of the view that for the two years ended March 31, 2007 and 2006 the foregoing differences in Canadian and U.S. GAAP would not have resulted in any material disclosure differences insofar as our financial results are concerned.

Exchange Rates

Our financial statements, as provided under Item 8 and 17 are presented in Canadian Dollars. On March 30, 2007 the buying rate for Canadian dollars was US$1.00 for Cdn$1.1546. At the close of business on September 21, 2007 the buying rate for Canadian dollars was US$1.00 for Cdn$1.0009. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the six months preceding March 31, 2007:

	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007
Month End	1.1231	1.1422	1.1654	1.1770	1.1698	1.1546
Average	1.1279	1.1364	1.1528	1.1757	1.1708	1.1682
High (2)	1.1404	1.1473	1.1654	1.1827	1.1855	1.1806
Low (2)	1.1152	1.1290	1.1403	1.1636	1.1591	1.1546

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2007	2006	2005	2004	2003

Year End (1)	1.1546	1.1680	1.2096	1.3113	1.4678
Average	1.1387	1.1935	1.2784	1.3527	1.5491
High (2)	1.1855	1.2696	1.3957	1.4785	1.5988
Low (2)	1.0983	1.1314	1.1759	1.2712	1.4628

Notes:
(1)	Year end is March 31.
(2)	The high and low buying rate figures are selected from daily high and low closing figures.

B.           Capitalization and indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk Factors

The common shares of our Company must be considered a speculative investment due to a number of factors. An investment in our common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that our common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers and holders of common shares should consider the following:

1.           Failure to Locate Commercial Quantities of Hydrocarbons and Geological and Geographic Risks

Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures we incur on our exploration properties will result in discoveries of commercial quantities of hydrocarbons. The Company’s future success in exploiting and increasing its current reserve base will depend on the Company’s ability to develop its current properties and on its ability to discover and acquire properties or prospects that are producing. But, there is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas.

In addition, even if further hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market, and variations in the market price may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by geological conditions that cannot be foreseen.

The Company will also be subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties may also hinder the Company’s ability to carry on exploration or production activities continuously throughout any given year.

2.           Development of the Cheal Oil Field

The Company is currently undertaking the development of the Cheal oil field, as more particularly described below under Item 4 of this Report. This planned development is subject to risks and uncertainties involved in the development of oil and gas production facilities. The occurrence of these risks may adversely impact on the commercial viability of the project as the revenues from the project may be less than anticipated and the capital and operating costs may be greater than anticipated. The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased storage and transportation costs.

Accordingly, investors are cautioned that the development of the Cheal oil field may not generate the returns forecasted by the Company.

3.           Marketability and Price of Oil and Natural Gas

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

4.           Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Management seeks to minimise and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through joint venturing of projects or equity financing.

There is no assurance that market conditions will continue to enable the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations. The Company faces competition from other oil companies for oil and gas properties and investor dollars.

The Company’s current cash flow from operations is not sufficient to satisfy the Company’s expenditure plans and requirements. If the Company’s cash flow from operations does not increase to a level where it is sufficient to satisfy its capital expenditure plans and requirements, there can be no assurance that additional equity financing will be available to meet these plans and requirements. If the Company is unable to fund its permit obligations by share issues or farm-out agreements or to renegotiate such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

5.           Limited Financial Resources

We have limited financial resources and, if our business is not profitable, we may not be able to raise sufficient funds to sustain, continue or expand our business. Although we currently have some operating revenues, these revenues are not sufficient to sustain our exploration and development activities and we expect to continue to rely principally on the issuance of common shares to raise funds to finance our business. There is no assurance that market conditions will permit us to raise necessary funds at all or on acceptable terms.

6.           History of Losses

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

7.           Dilution

Our Notice of Articles authorizes the issuance of an unlimited number of shares of common stock. The Company expects to continue to rely on the issuance of common shares to raise funds to finance our business. Such additional share issuances will be dilutive to current shareholders.

8.           Environmental Risks

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

9.           Indemnities may be Unenforceable or Uncollectible

The operating agreements we have with participants in a property generally provide for the indemnification of the company that is the operator. We do not operate all of our programs on our oil and gas properties and may be requested to reimburse the company that is the operator for losses or damages caused or incurred in the course of operations.

10.         Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to us, equipment availability, reliance on third party operators of permits and licenses, and other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

We participate in permits or licences with industry partners with access to greater resources to meet their joint venture capital commitments. If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a portion of our interest in any production from the joint venture area. We are a majority interest owner in only two of our properties and we do not have sole control over the future course of development in properties in which we do not have a majority interest. Property interests may be subject to joint venture and other like agreements, which can give rise to interpretive disputes with other parties who are financially interested in the property. If a participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This may delay the Company’s desired exploration and development program and lead to the Company and other participants assuming all or some of the share of the non-committing entity’s interest, and therefore meeting a pro-rata share of its required contributions, as well as receiving a pro-rata share of its revenue.

We do not maintain title insurance over our any of our properties. See also Risk Factor 14 regarding title assurance.

11.         Possible Lack of or Inadequacy of Insurance

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

12.         Effect of Different Currencies

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

13.         Penny Stock Regulation and Difficulties in Selling Shares

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

14         No Title Assurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to participate in and, to the best of our knowledge, those rights are in good standing.

In addition many of the Company’s properties are located on private property and may be subject to delays and/or disputes with landowners in certain circumstances. Such delays/disputes may affect the Company’s ability to explore for, produce or develop its oil and gas properties.

15.         Uncertainty of Reserves Figures

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

16.         Competition

The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for development, exploration, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than our own. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond our control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

17.         Foreign Jurisdiction Risks; Governmental Laws and Local Conditions

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

18.         Value of Properties

The amounts attributed to our properties in our financial statements represent acquisition and exploration expenditures to date, and should not be taken to in any way reflect realizable value.

19.         Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of British Columbia, Canada, and three of the Company’s directors and officers are residents of countries other than the United States. Substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for United States shareholders to enforce in the United States judgments of United States courts against assets of the Company. Furthermore, it may be difficult for shareholders to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company’s non-U.S. resident officers or directors.

20.         Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operation. Some of these workers may organize into labour unions and any strike or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

21.         Operators and Key Employees

To the extent that the Company is not the operator of the majority of its oil and gas properties, the Company depends on third party operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting.

In addition, the success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company personnel there is likely to be some difficulty in finding immediate replacements of suitable caliber.

22.         Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or interests purchased from, Austral Pacific Energy Ltd. with which the Company had a common director and may have certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of other corporations engaged in the petroleum exploration and development or related industries. It is possible that conflicts of interest may arise between their duties as director and/or officer of the other companies, and as director or officer of the Company. The percentage participation of the Company and any other company in a property is determined by the Board of Directors of each such company independently, using the best business judgment of the Board.

Under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution giving such approval. The Company requires confidentiality obligations from all officers, employees and consultants.

23.         The Company expects to be a passive foreign investment company, or PFIC

Shareholders who are U.S. taxpayers should be aware that the Registrant will likely be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not it distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. The Company does not provide the information necessary to enable U.S. shareholders to make the QEF election.

24.         Uncertain Future Operations

On September 7, 2007 the Company announced that it is holding talks with a number of advisory firms to execute an agreement to assist the Company in its review of strategic alternatives for its New Zealand operations. Alternatives under consideration include an outright sale of some or all of the Company’s New Zealand interests and facilities, consideration of potential merger opportunities, faming-out certain prospects to key industry participants and entering into new joint venture opportunities that meet the Company’s risk profile.

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company Corporate Actions

Our legal and corporate name is TAG Oil Ltd., although we have had the name changes disclosed below. We are a Vancouver, British Columbia, Canada based hydrocarbon resource company that holds varying interests in New Zealand exploration permits as detailed below.

As a company domiciled in British Columbia, Canada, our legally registered office is Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, B.C. V7X 1L3. Our principal business office is located at Suite 1407, 1050 Burrard Street, Vancouver, B.C. V6Z 2S3, our operational office is located at 117 Powderham Street, PO Box 183, New Plymouth, New Zealand and our technical headquarters is located at Braemar Building, 32 The Terrace, 4th Floor, Wellington, New Zealand.

We were incorporated in British Columbia on December 12, 1990 under the name “398052 B.C. Ltd.” by the registration of memorandum and articles under the Company Act (British Columbia). We changed our name to “Aldus Energy (Canada) Corp.” on January 28, 1991, to “Aldus Energy Corp.” on April 4, 1991, to “Durum Energy Corp.” on July 18, 1991, to “Durum Cons. Energy Corp.” on October 27, 1998 and to our current name “TAG Oil Ltd.” on June 12, 2002. We became a reporting company in British Columbia upon obtaining a receipt for our initial prospectus in British Columbia in February 1992. We obtained a listing on the Vancouver Stock Exchange (the “VSE”) and commenced trading through the facilities of the VSE on March 16, 1992. Trading in our common shares was halted by the VSE on September 12, 1996 and recommenced on May 5, 1997.

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

On January 16, 2006, the Company was re-domiciled from a company subsisting under the Business Corporations Act (Yukon) back to British Columbia by way of continuance under the Business Corporations Act (B.C.), which replaced the Company Act (B.C.) in 2004.

Principal Petroleum Property Activities and Material Capital Expenditures for the year ended March 31, 2007

Cheal Petroleum Limited (100% interest): In June 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. To complete the acquisition, the Company made a cash payment of $12.8 million, issued five million common shares from treasury and granted a 0.775% gross overriding royalty on PEP 38738-D.

Cheal Petroleum holds a 30.5% interest in the Cheal oil field (PMP 38156-S and PEP 38738-S) and a 15.1% interest in the Cardiff Deep Gas Prospect (PMP 38156-D and PEP 38738-D). An independent, National Instrument 51-101 report on the petroleum and natural gas reserves on PMP 38156-S dated as of March 31, 2007 assigned the Cheal oil field gross proved undeveloped reserves of 1,655,100 boe, gross probable reserves of 1,299,200 boe and gross possible reserves of 1,204,900 boe, of which the Company holds a 30.5% interest in these reserves. Boe is defined as the sum of the oil reserves, plus gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels.

PMP 38156-S (30.5% interest): $3,224,952 in costs were incurred by the Company during the 2007 fiscal year relating to drilling activities and $2,145,899 was spent on the Cheal oil field production facilities. The development plan for the Cheal oil field is expected to cost the Company a total of approximately $11.2 million and includes completed work such as the four wells drilled on the Cheal B site and two workovers on wells located on the Cheal A site. In addition two more wells are scheduled to be drilled on the Cheal A site in late 2007 or early 2008 and the completion of the permanent production facilities is expected to be fully commissioned in September 2007. The Company believes that upon completion of the production facilities, and with the information available to the Company to the date of this report, daily gross production is expected to initially increase to 800 barrels per day with a further expectation that daily production will increase to 1,500 barrels of oil per day upon the successful drilling of the two development wells planned on the Cheal A site in coming months. The production facilities are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day from a number of wells running in conjunction with each other on a jet pump with the ability to increase the facilities capacity, should reserves support additional production.

As of Setpember 28, 2007 the four Cheal B wells that have been drilled were found to be oil bearing, with expectations that Cheal B-1, B-2 and B-3, subject to definitive testing, will be capable of commercial production and have had production casing run to allow for a continuous testing program that, as of September 28, 2007, is ongoing. The Cheal B-4 well is currently suspended and has had plugs set in anticipation of a potential whipstock operation in the future. The Cheal oil field has been in production using temporary facilities since July 2006, utilizing wells on both the Cheal A and B sites, and together they have produced a total of 45,094 barrels of oil to March 31, 2007 and a total of 81,527 barrels of oil to June 30, 2007. TAG’s share of the oil produced is 30.5% .

PMP 38157 (25% interest): $8,644,599 of expenditures were made by the Company during the year relating materially to the drilling of the Radnor-1a well. The Radnor-1a well was operated by the Company and the Company paid 100% of the costs of the well. Gas inflow rates were considered sub-economic and the well data continues to be analyzed. As of September 28, 2007, the Company is preparing to complete the plugging and abandoning of the Radnor-1a well in order to complete the earning of its 25% interest in the permit and on-site production station. However, for the joint venture to maintain this permit in good standing with the Ministry of Economic Development in New Zealand, the joint venture was required to re-establish production on the permit before August 28. Based on this requirement and the results of the Radnor-1a well, the permit will likely expire unless an extension to the permit term is received. The Company does not expect to incur any material costs on the permit with the exception of those associated with plugging and abandoning Radnor-1a.

PEP 38758 (100% interest): $2,303,203 was incurred during the 2007 fiscal year relating to drilling, completing and testing the Mangamingi-1 well on the permit. Mangamingi-1 reached a total depth of 1,871 meters, was perforated and flowed natural gas to flare along with some formation water at uneconomical rates and, as a result, was plugged and abandoned.

PEP 38741 (45% interest): $777,331 was incurred by the Company consisting primarily of costs associated with the joint venture’s drilling of the Ratanui-1 well. After evaluating wireline and drilling data the joint venture plugged and abandoned the well.

During the year ended March 31, 2007 the Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

During the fiscal year ended March 31, 2007, the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767 and has written-off the costs associated with each permit. The Company also elected to write-off all costs associated with its interests in PEP 38757, PEP 38341, PEP 38751, PEP 38256 and PEP 38758 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered. The Company also wrote-off certain costs associated with PMP 38157 that, at March 31, 2007, the Company deemed to be unrecoverable.

Subsequent to the 2007 fiscal year end:

  The Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired to date was completed.

  On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

2006:

During the 2006 fiscal year the Company continued its exploration and acquisition focus in New Zealand as described below.

During the year ended March 31, 2006 the Company acquired interests in fourteen petroleum interests; PMP 38153, PMP 38157, PEP 38260, PEP 38341, PEP 38342, PEP 38732, PEP 38736, PEP 38744, PEP 38745, PEP 38746, PEP 38748, PEP 38751, PEP 38766 and PEP 38767. Consideration paid for the interests include gross overriding royalties, participation in exploration activities and payment of past costs related to certain permits.

The Company participated in three unsuccessful exploration wells and three exploration wells to determine their commercially viability in combination with future successful wells, all of which are located in onshore Taranaki, New Zealand. The unsuccessful wells drilled during the 2006 fiscal year were: the Richmond-1 well on PEP 38745, the Konini-1 well on PEP 38751 and the Arakamu-1 well in PEP 38757. The wells that were under evaluation to determine commerciality are: the SuppleJack-1 well on PEP 38741 and the SuppleJack South-1 and SuppleJack South-1a wells on PEP 38765.

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

2005:

During the 2005 fiscal year the Company continued its exploration and acquisition focus in New Zealand as described below.

The material aspects of the Company’s 2005 exploration program related to the completion of a 16 square kilometre 3-D seismic program on its 100% held property PEP 38757 during the last quarter of the 2005 fiscal year, along with drilling three unsuccessful, non-operated, wells during the year being the Honeysuckle-1 well on PEP 38741 (TAG interest 20%) in June 2004, the Miromiro-1 well on PEP 38765 (TAG interest 10%) in December 2004 and the Hursthouse-1 well (TAG interest 12.5%) in December 2004, located within the Area of Mutual Interest covering portions of PEP 38745 and PEP 38732.

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

Financing

2007:

On June 16, 2006, the Company completed a brokered private placement financing of 40,000,000 shares at a price of $0.75 per share for gross proceeds of $30,000,000. On June 16, 2006, the Company also issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company’s shares on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

2006:

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

On September 22, 2005, the Company completed a brokered private placement financing of 11,538,500 shares at a price of $1.30 per share for gross proceeds of $15,000,050.

2005:

In May of 2004, we completed a non-brokered private placement financing of 542,495 units at a price of US$1.67 per unit, for proceeds of US$905,967. Each unit consisted of one common share and a two-year share warrant entitling the purchaser to acquire an additional share for US$1.83 per share for the first year and thereafter at a price of US$2.00 per share until expiry at the end of the second year.

The Company, primarily in the fourth quarter of the 2005 fiscal year, issued 6,150,000 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.23 per share, for proceeds of US$1,414,500 and 100,000 common shares from treasury pursuant to the exercise of certain stock options at a price of US$0.267 per share, for proceeds of US$26,700.

On December 24, 2004 the Company re-purchased 1,800,000 incentive shares for cancellation and return to treasury at the owners cost, that had been previously issued to the Company’s President for US$5,940. Our final capital raising transaction for the 2005 fiscal year occurred in March of 2005 and consisted of a private placement financing of 9,066,500 units at a price of US$0.40 per unit for proceeds of US$3,626,600. Each unit consisted of one common share and a two-year share purchase warrant entitling the purchaser to acquire an additional common share for US$0.60 per share for the first year and thereafter at a price of US$0.80 per share until expiry at the end of the second year, subject to an accelerated expiry if a market trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire 30 days after notice is given to the holder that the trigger price was reached.

B.           Business Overview

Nature of Operations

We are an independent oil and gas acquisition, exploration, development and production company, incorporated in Canada, with all our interests in hydrocarbon exploration prospects currently being in New Zealand. We are involved in the exploration for and production of hydrocarbons and all of our current property holdings, with the exception of PMP 38156-S that was acquired during fiscal 2007, are in the grass roots or primary exploration stage. During the 2007 fiscal year, we started generating revenues from the sale of hydrocarbons and the extent of such revenue may be affected by principal markets for hydrocarbon products, seasonality of products, or marketing channels. We do not have a reliance on raw materials, or any significant patents or licences, as we operate in an extractive industry.

We compete with other companies in bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Austral Pacific region. We are also subject to government regulation of the oil and gas properties we hold and in the operations we conduct on those properties. The effects of these regulations are described in Item 4. “Property, Plant and Equipment”. Development of the Cheal oil field commenced in August 2006. This construction programme is nearing completion. Simultaneous production from testing operations started in July 2006.

There is no spot market for natural gas in New Zealand; therefore, all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses. The Company did not sell any gas in 2005, 2006 or 2007. During the 2007 fiscal year, a total of 45,094 barrels of oil (100%) was produced, and 44,731 barrels were transported to the Waihapa Production Station and sold to Swift Energy Company. The Company’s share of production from the Cheal oil field is 30.5% . All gas produced was associated with production testing and was flared to atmosphere in compliance with consent conditions or used for on-site electricity generation.

The Company’s business is not seasonal, except to the extent that:

  forecast weather may determine the timing of operations and weather delays may affect the speed of completion of operations; and

  its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

The Company’s revenues are also partially reliant on local gas prices in New Zealand, which are not affected by seasonality. As gas is sold under long term contracts, gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

The Company’s business does not rely on the supply of raw materials, as it operates in an extractive industry. The volatility of international oil prices (as discussed in Item 4.B) affects the Company’s revenue, rather than its expenses.

As the Company’s oil and gas are sold under single contracts, different marketing channels are not currently required.

The Company is not dependent upon any significant patents or licenses, except that most of the plant at the Company’s new production station at the Cheal field (PMP 38156) was designed specifically for the production station. The vessels, heat exchangers and piping are specific to the Cheal process. The design of the power fluid pump, the coalescing filter, and export compressor have been patented by their respective suppliers.

Management is negotiating to secure long-term oil and gas sales contracts for production from the Cheal oil field. The proposed arrangements likely will be a “whole field” contract, and as the Company’s only production contracts, the Company’s revenue will substantially depend on such contracts. There can be no assurance that production from other fields will develop.

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

The Company actively competes for prospect acquisitions, exploration permits and licenses, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

The Company strives to be competitive by utilizing current technologies to enhance exploitation, development and operational activities.

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to hazardous substances, environmental effects, health and safety, land access, permit conditions, and those regulations which relate to all companies operating in the relevant jurisdictions such as corporate governance, taxation, and employment laws. The effects of those regulations are detailed in Item 3.D – Risk Factors, and in Item 4.D – Property, Plant and Equipment. Such regulations do not in general have a material effect on the Company’s business, and do not affect the Company’s business in a manner different from the effects on other companies competing in the same industry.

C.           Organizational Structure

Our operations are conducted in part through our wholly-owned subsidiaries, being;

1.	TAG Oil (NZ) Limited;
2.	TAG Oil (Canterbury) Limited; and
3.	Cheal Petroleum Limited.

All of the above noted subsidiaries are owned 100% and we hold 100% of the voting rights.

D.           Property, Plant and Equipment

Our major operations and principal activities are in the oil and gas exploration business. The following is a summary of the principal interests held by the Company. Apart from our interests in the following hydrocarbon exploration properties, we hold only minor office assets for the purpose of operating our business and we carry inventory consisting of oil and gas consumables.

The following properties were held by the Company during the 2007 fiscal year:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s

PMP 38153	Taranaki	15	6	0.9002
PMP 38156-S	Taranaki	30.5	30.3	9.2411
PMP 38156-D	Taranaki	15.1	30.3	4.5751
PMP 38157 (1)	Taranaki	25	22.48	7.4926
PEP 38256 (3)	Canterbury	100	2795.965	2795.965
PEP 38258 (2)	Canterbury	-	-	-
PEP 38260 (4)	Canterbury	-	-	-
PEP 38341 (3)	East Coast	35.5	1814.979	644.3174
PEP 38342	East Coast	35.5	1723.002	611.6656
PEP 38732 (2)	Taranaki	-	-	-
PEP 38736 (2)	Taranaki	-	-	-
PEP 38738-S	Taranaki	30.5	46.349	14.1363
PEP 38738-D	Taranaki	15.1	46.349	6.9986
PEP 38741	Taranaki	45	12.610	5.6745
PEP 38744 (2)	Taranaki	-	-	-
PEP 38745	Taranaki	83.33	50.517	42.0957
PEP 38746	Taranaki	16.67	79.399	13.2359
PEP 38748	Taranaki	33.33	64.236	21.4098
PEP 38751 (3)	Taranaki	33.33	66.077	22.0235
PEP 38757 (3)	Taranaki	100	29.461	29.461
PEP 38758	Taranaki	100	49.679	49.679
PEP 38765	Taranaki	38.3	12.715	4.8699
PEP 38766 (2)	Taranaki	-	-	-
PEP 38767 (2)	Taranaki	-	-	-

(1)

To receive a formally recognized 25% interest in this permit and the accompanying production station, the Company plans to plug and abandon the Radnor-1a well once the operator of the permit confirms that they will request ministry consent to recognize the Company’s interest after the operations are completed. If this confirmation is not received from the operator, or if the operator attempts to obstruct the Company’s plugging and abandoning operations, the Company may initiate legal action.

(2)	During the 2007 fiscal year, the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767.

(3)	Subsequent to the 2007 fiscal year end, the Company relinquished its interests in PEP 38256, PEP 38341, PEP 38751 and PEP 38757.

(4)

The Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, and the Company reached an out of court settlement with respect to the permit.

For further detail on each property and work done during the year please refer to “History and Development of the Company” above and to the Company’s financial statements (Item 17). For details of planned work to be done on each property before March 31, 2008 and the estimated cost thereof see below “Liquidity and Capital Resources”.

Reserves

The Company’s only property with recognized reserves during the fiscal year ended March 31, 2007 was PMP38156-S (the “Cheal oil field”). During the fiscal year ended March 31, 2007, the Company acquired, as detailed above, a 30.5% interest in PEP 38738-S and PEP 38738-D. In July 2006 the Ministry of Economic Development in New Zealand issued a petroleum mining permit (“PMP 38156”) covering 30 square kilometres (of the total 90 square kilometres originally held under PEP 38738-S and

PEP 38738-D) that contains the Cheal oil field and the Cardiff deep gas prospect. The remaining 60 square kilometres remains in PEP 38738-S and PEP 38738-D. An independent report dated as of March 30, 2007 was prepared for the Company by Sproule International Limited (Exhibit 4.9) was completed using data obtained from the Company’s subsidiary Cheal Petroleum Limited and from public sources. As at March 31, 2007 Sproule assigned 397,900 barrels (Company share) of Proved Undeveloped Reserves, 294,100 barrels (Company share) of Probable Reserves and 265,400 barrels (Company share) of Possible Reserves. Although the Cardiff deep gas prospect was included in the area of PMP 38156, Sproule did not assess the prospect and there has been no reserves assigned to this prospect to the date of this report.

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

On deposits of petroleum known to exist before June 30, 2005 or discovered after December 31, 2009 , the New Zealand Government reserves a royalty of:

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

On deposits of petroleum discovered in the period June 30, 2004 to December 31, 2009, where an exploration permit is held, the New Zealand Government reserves a royalty of:

(a)	1% of the net sales revenue from the sale of all natural gas products obtained from the exploration permit; and

(b)	5% of the net sales revenue from the sale of all oil products from the exploration permit.

On deposits of petroleum discovered during the period June 30, 2004 to December 31, 2009 that are produced under a mining permit, the New Zealand Government reserves a royalty that is the greater of:

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

In calculating the accounting profits on any petroleum produced from a discovery made during the period June 30, 2004 to December 31, 2009, a mining permit holder may deduct, amongst other things, its prospecting and exploration costs that it has incurred in any permit in New Zealand between June 30, 2004 and December 31, 2009. For production from all other mining permits, only prospecting and exploration costs associated with that specific permit can be deducted for the calculation of accounting profits for that permit.

Detailed methods for calculating “net sales revenue” and “accounting profits” are prescribed for the purpose of royalties’ calculation. Royalties are assessed annually.

On August 22, 2006 new fees were implemented with an effective date of September 22, 2006 for all permits. For the financial year from July 1, 2006 through June 30, 2007, an exploration permit holder must pay the New Zealand Government an annual fee of $9.47 per square kilometre for the first 1500 square kilometres and $7.22 for each additional square kilometre of the land of any exploration permit. In respect of the same period, a mining permit holder must pay the New Zealand Government an annual fee of NZ$303.12 per square kilometre of the land area of any mining permit. From July 1, 2007, or on any permit granted or extended on or after September 22, 2006, the new annual fees require an exploration permit holder to pay the New Zealand Government NZ$10.50 per square kilometre for any exploration permit. A mining permit holder must pay the New Zealand Government an annual fee of NZ$100 per square kilometre of the land area of any mining permit and a prospecting permit holder must pay an annual fee of NZ$4.00 per square kilometre of the land area of any prospecting permit.

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

ITEM 5.           OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of our historical financial and operating results and should be read in conjunction with our audited consolidated financial statements. (See Item 17) for the years ended March 31, 2007, 2006, and 2005, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 11 to the financial statements, under Item 17.

All dollar values are expressed in Canadian dollars, unless otherwise stated.

Operating Results

Summary

We are in the exploration and evaluation stage with respect to all but one of our oil and gas properties and are at the initial phase of generating any sales and revenue from operations. We have experienced losses in each of our fiscal periods and have not yet achieved break-even cash flow. Our main source of capital currently is the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2007 were $30,663,443. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs in combination with the ability to execute the Company’s development and production of reserves.

Results of Operations – 2007 Compared to 2006 and 2005

We have conducted our operations as an acquisition and exploration company for the 2007 fiscal year and our primary acquisition over the 2007 fiscal year was acquiring an interest in Cheal Petroleum Limited (“Cheal”). Cheal holds a 30.5% interest in the Cheal oil field as described above.

Over the 2007 fiscal year, our main exploration focus was participating in the Cheal oil field development plan that included drilling 2 development wells and 2 exploration wells on PMP 38156 and participating in the development of permanent production facilities on PMP 38156 as described above. To date we have also drilled the Radnor-1a deep gas well located on PMP 38157. Testing operations yielded poor results and were considered sub-economic and the well remains shut in at surface. The Company also drilled wells on PEP 38741 and 38758 that have been subsequently plugged and abandoned. The Company has a number of other prospects located on its current interests that may be suitable for drilling and if rig availability, costs and access to the service industry provides us the opportunity, the Company will consider drilling additional wells. The Company and its joint venture partners plan to drill a well in PMP 38153 and two wells in PMP 38156-S during the remainder of the 2008 fiscal year. Other material commitments associated with the current permits not already detailed in this report relate to plugging and abandoning a well on PMP 38157 and intervening and testing the Cardiff-2A well on PMP 38156-D.

During the year ended March 31, 2007, the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767. Subsequent to March 31, 2007, PEP 38751, PEP 38757, PEP 38256 and PEP 38341, consisting of 868,479 net acres, were relinquished.

The Company plans to continue to maintain its permits in good standing with the Ministry of Economic Development in New Zealand and to lodge additional term applications accordingly.

The Company incurred a net loss for the 2007 fiscal year of $18,558,466 ($0.22 per share) compared to a loss of $1,425,562 ($0.04 per share) for the 2006 fiscal year and $1,214,377 ($0.09 per share) for the 2005 fiscal year. The significant increase in loss for the 2007 fiscal year related materially to a write-

down of the Company’s property and equipment as a result of exploration and drilling results encountered on a number of the Company’s oil and gas properties throughtout the year as described above and as detailed in Note 4 of the accompanying audited financial statements.

The Company’s revenue for the 2007 fiscal year consisted of production revenue materially derived from the sale of oil from the Cheal oil field detailed above, totalling $938,838 compared to $nil in oil and gas revenues for 2006 and 2005 fiscal years. The Company also received interest income of $841,569 compared to $399,684 of interest income being recorded for the 2006 fiscal year and $17,352 of interest income in the 2005 fiscal year. Interest income increased for the year when compared to the same period last year as a result of the Company’s higher working capital balances from the financing completed during the 2007 fiscal year.

During the 2007 fiscal year, the Company received oil revenue from the Cheal oil field production of 44,731 barrels sold (45,094 produced). Thus, for the 2007 fiscal year, the Company’s 30.5% share of oil sold and produced was 13,643 and 13,754, respectively. Subsequent to March 31, 2007 and up until June 30, 2007 the Cheal field produced an additional 36,433 barrels of oil (Net to TAG: 11,112 barrels). The Company’s share of production costs for the 2007 fiscal year amounted to $361,328 while depletion and royalties amounted to $324,022 and $43,425, respectively. The Company expects production costs per barrel to be reduced when the field development plan is completed allowing for production to become more consistent and efficient.

The Company incurred $2,066,665 in general and administrative (“G&A”) expenses for the year ended March 31, 2007, compared to $1,404,864 for the year ended March 31, 2006 and $829,233 for the year ended March 31, 2005.

General and administrative (“G&A”) costs increased to $2,066,665 in 2007 from $1,404,864 in 2006 (a 47% increase) primarily due to the Company’s increased activity levels related to the Company’s assets. The main items contributing to the increased G&A were wages, professional fees and consulting fees. Wages accounted for a significant percentage of the increase because during the fiscal year the Company employed a full-time exploration manager, chief geophysicist, petroleum engineering manager and an operations geologist. The Company’s executives were also paid bonuses in December of 2006 and annual rates of compensation increased for the Company’s executives during the year. At the end of the 2007 fiscal year the Company paid severance amounts in lieu of notice and terminated the employment of the exploration manager and chief geophysicist.

In addition to the above, the Company recorded stock option compensation costs of $107,782 (2006: $123,829) relating to the amortization of the fair value compensation cost of stock options granted during the year. In fiscal years prior to 2007, the Company expensed the total cost of the fair value of granted stock options in the year that they were granted. In the 2007 fiscal year, the Company began amortizing the total cost of the fair value of granted stock options over the vesting periods of the options.

During the 2007 fiscal year the Company relinquished exploration permits PEP 38732, PEP 38736, PEP 38744, PEP 38766, PEP 38767, PEP 38258 in New Zealand and wrote-off $564,509 in capitalized costs associated with these permits after analysing exploration data acquired and/or interpreted on each permit during the 2007 fiscal year. As part of the 2007 fiscal year end review process, the Company also chose to write-off $16,682,142 in costs primarily relating to PMP 38157, PEP 38256, PEP 38260, PEP 38341, PEP 38745, PEP 38751, PEP 38757 and PEP 38758 as these permits were either relinquished subsequent to year-end or the Company has deemed it unlikely, based on data available to the Company, that the costs associated with the permits will be recovered.

During the 2007 fiscal year, the Company also wrote-down inventory by $209,959 to recognize its net realizable value.

We believe that the general and administrative costs of the Company for the 2008 fiscal year will likely decrease for the 2008 fiscal year as a result of the decrease in the amount of full-time employees to maintain our New Zealand operations as detailed in this report.

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

The Company recorded a foreign exchange gain for the year amounting to $134,530 compared to a foreign exchange gain of $62,080 last year. The foreign exchange gain is caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

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

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements accompanying the report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”). However, there are some exceptions and these are detailed below in Item 17, Note 11 “Differences between Canadian and United States Generally Accepted Accounting Principles”.

New Accounting pronouncements

There have not been any new accounting pronouncements during the 2007 fiscal year that have had a material affect on the Company’s financial statements.

Liquidity and capital resources –2007 Compared to 2006 and 2005

As of the date of this report, the Company has sufficient capital to meet our planned exploration and development programs through the end of the 2008 fiscal year to maintain our interests in all of our current New Zealand based permits. However, owing to the inherent risks of oil & gas acquisition, exploration, development and production it is uncertain whether we will be able to generate sufficient income and/or secure outside sources of capital in an amount that is sufficient for us to continue with our expected operations beyond the end of 2007. Due to the exploratory nature of our business, traditional forms of debt financing may not be available to us and the Company may look at opportunities to farm-out, reschedule or defer some of our capital expenditures. The Company may also consider selling certain assets.

We received production revenue from our operations during the 2007 fiscal year from one property “PMP 38156” that contains the Cheal oil field that is currently in the development stage. The remainder of our current properties are in the exploration stage and we do not expect to receive any revenue from them during our 2008 fiscal year.

Operating Activities:

The Company had $13,425,795 in cash and cash equivalents and $13,650,792 in working capital at March 31, 2007. This compares to $18,753,695 in cash and cash equivalents and $17,843,233 in working capital for year ended March 31, 2006.

The Company had a net use of cash of $654,507 from operating activities for the year ending March 31, 2007 compared to a net use of cash of $2,038,848 for the comparable year ending March 31, 2006.

Financing Activities:

2007:

Financing activities for the year ended March 31, 2007 consisted of the Company receiving $28,054,682 as follows:

•           During the 2007 fiscal year, the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of US$0.75 per share.

•           On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Item 17, Notes 3 and 6 for further details.

2006:

Financing activities for the year ended March 31, 2006 consisted of the Company receiving $20,371,485 as follows:

•           During the 2006 fiscal year, the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

•           On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share. In connection with the financing the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share that expired unexercised, subsequent to the 2006 fiscal year end.

Investing Activities:

Investing activities for the 2007 fiscal year consisted of $32,728,075 being incurred for property and equipment expenditures that pertain to acquisition, exploration and development work on our New Zealand oil and gas properties. Please refer to Item 17, Notes 3 and 4 for additional information relating to acquisitions and expenditures as well as “Property, Plant and Equipment” above.

For the similar period last year, the Company used $5,991,084 of cash for acquisition and exploration work on our New Zealand oil and gas properties. The Company also sold 6,000 shares of Tenke Mining Corp for proceeds of $43,212.

The net result for the twelve-month period ending March 31, 2007 was a net use of cash totalling $32,728,075 for investing activities. This compares to a net use of cash from investing activities totalling $5,947,877 for the same period last year.

Conclusion:

The net impact of all cash activities during the twelve months ended March 31, 2007 resulted in a net decrease in cash of $5,327,900, compared to a net increase in cash of $12,384,760 for the year ended March 31, 2006.

Other:

•           Subsequent to year-end, the Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired to date was completed.

•           Subsequent to June 30, 2007, the Company reached an out of court settlement with its joint venture partner with respect to PEP 38260.

•           On September 7, 2007 the Company announced that it is holding talks with a number of advisory firms to execute an agreement to assist the Company in its review of strategic alternatives for its New Zealand operations. Alternatives under consideration include an outright sale of some or all of the Company’s New Zealand interests and facilities, consideration of potential merger opportunities, faming-out certain prospects to key industry participants and entering into new joint venture opportunities that meet the Company’s risk profile.

The Company will fund its estimated future Cheal oil field development costs from a combination of working capital on hand and from production revenues provided by Cheal oil field production. Therefore, we anticipate that there will be no financing costs associated with these funds and there will be no effect on future net revenues.

Our capital resources historically have been comprised primarily of funds provided by private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. During the past two fiscal years, as a result of our brokered private placements in March and September 2005 and June 2006, our capital resources have expanded to a broader group. These capital resources are not anticipated to change during the 2008 fiscal year. Our access to capital is always dependent upon general financial market conditions.

Anticipated Material Work Obligations Before March 31, 2008 (As at March 31, 2007)

	Description of		Source of
Property	Work	CAD$ (1) (2)	Funds
Unproved:
PMP 38157	Plug and abandon	425,000	working capital
PMP 38156-S	Field development plan	5,500,000	working capital
PMP 38156-D	Intervene well, test sands and remodel	825,000	working capital
	economics
PMP 38153	Drill well	1,125,000	working capital
PEP 38741	Long lead inventory items	900,000	working capital
PEP 38342	Drill well	850,000	working capital
Total Work Obligations		9,625,000

(1)	The Company estimates an additional $200,000 will be spent on its various other properties during the 2008 fiscal year.
(2)	Subject to change based on the Company’s accessibility to drilling rigs, qualified personnel and other data and results becoming available to the Company.

The estimates of anticipated Material Work Obligations before March 31, 2008, have been revised for the 2008 fiscal year as at September 28, 2007, and the amended obligations for the year are as follows:

	Description of		Source of
Property	Work	CAD$ (1) (2)	Funds
Unproved:
PMP 38157	Plug and abandon	425,000	working capital
PMP 38156-S	Field development plan	10,000,000	working capital
PMP 38156-D	Intervene well, test sands and	825,000	working capital
PMP 38153	Drill well	1,125,000	working capital
PEP 38741	Long lead inventory items	900,000	working capital
PEP 38342	Drill well	(850,000)	working capital
Total Work Obligations		12,425,000

(1)	Revised as to updated obligations and considering work being performed to the date of this report.
(2)	Subject to change based on the Company’s accessibility to drilling rigs, qualified personnel and other data and results becoming available to the Company.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in CAD$, US$ and NZ$ and we incur our exploration expenditures in NZ$. Refer to Item 3 “Risk Factors- Effect of Different Currencies”.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

At September 28, 2007 the directors and officers of our Company are:

Name and Municipality	Position Held	Office Held Since
of Residence

Garth Johnson (1)	Chief Executive Officer	September 1, 2007
Surrey, BC, Canada
	Chief Financial Officer, Corporate Secretary and Director	April 20, 2001

David Bennett, PhD (2)(3)(4)	Director	April 20, 2007
Wellington, New Zealand

Dan Brown (2)(3)(5)	Director	July 20, 2007
Langley, BC, Canada

Giuseppe (Pino) Perone (2)(5)	Director	July 20, 2007
Richmond, BC, Canada

(1)	Garth Johnson was appointed as Chief Executive Officer of the Company effective September 1, 2007.

(2)	Member of audit committee.

(3)	Member of compensation committee.

(4)	David Bennett was appointed as a director of the Company on April 20, 2007, and previously served as a director of the Company from 1997 to 2001.

(5)	Dan Brown and Giuseppe (Pino) Perone were appointed as directors of the Company on July 20, 2007.

Mr. Garth Johnson joined the Company as the corporate accountant in 1997. He is currently the Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Company. Mr. Johnson is a Certified General Accountant as well as Chief Financial Officer of AMG Oil Ltd.

Dr. David Bennett received a B.A. in the Natural Sciences from Cambridge University in 1968, an M.SC. in Exploration Geophysics from the University of Leeds and a doctorate in Geophysics from the Australian National University with post-doctoral work at the University of Texas in 1973. Dr. Bennett is a seasoned business executive who has over thirty years of technical and operational experience in the oil and gas industry and has played a major role in the discovery and development of several oil and gas fields in the Australasian region. In addition, Dr. Bennett was a co-founder and the Chief Executive Officer of Austral Pacific Energy Ltd. and is a director and Chairman of Trans-Orient Petroleum Ltd. and a director of Rift Oil PLC.

Mr. Dan Brown has been providing corporate accounting services to public and private companies for over six years and is also a director of AMG Oil Ltd.

Mr. Giuseppe (Pino) Perone received a B.A. with Distinction in Sociology from the University of Victoria in 2001 and an LL.B. from the University of Alberta in 2005. Mr. Perone is an active member of the Law Society of British Columbia with legal experience in a variety of corporate and commercial matters, including private placements and compliance with securities regulators and stock exchanges.

The Company’s directors and officers liability insurance was renewed on July 25, 2007.

B.           Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full fiscal year indicated:

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year Ended
		Compensation		Securities Under Option
		Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Drew Cadenhead President, Chief Executive Officer and Director (1)(2)	2007 2006 2005	203,652 190,000 165,260	20,000 40,000 -	200,000 50,000 400,000	$0.70 $1.30 $0.77	08/02/11 11/22/10 01/01/10
Garth Johnson, Chief Financial Officer and Secretary (1)(3)	2007 2006 2005	130,769 69,552 69,082	12,500 25,000 -	100,000 175,000 -	$0.70 $1.30 -	08/02/11 12/22/10 -
Paul Infuso Director (4)(5)	2007 2006 2005	22,500 12,000 2,000	- - -	150,000 - 75,000	$0.70 - $0.77	08/02/11 - 02/10/10
James Smith Director (4)(6)	2007 2006 2005	22,500 10,500 1,000	- - -	150,000 25,000 50,000	$0.70 $1.12 $0.77	08/02/11 07/10/10 02/10/10
Peter Loretto Director (5)(6)	2007 2006 2005	2,500 - -	- - -	- - -	- - -	- - -

(1)	Mr. Cadenhead resigned as President, Chief Executive Officer and as a director of the Company effective September 1, 2007 and was replaced by Mr. Johnson as Chief Executive Officer of the Company.

(2)	On August 2, 2006 Mr. Cadenhead was granted 200,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(3)	On August 2, 2006 Mr. Johnson was granted 100,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(4)

Effective July 1, 2006 Mr. Infuso and Mr. Smith were each paid an additional $2,500 per month respectively in their capacity as directors. In addition, Mr. Infuso and Mr. Smith were each granted an additional 150,000 options exercisable at $0.70 per share until expiry on August 2, 2011.

(5)	Mr. Infuso and Mr. Loretto resigned from the Board of Directors effective July 20, 2007.

(6)	Mr. Smith resigned from the Board of Directors effective February 26, 2007 and was replaced by Mr. Loretto.

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

C.           Board Practices

All directors have a term of office expiring at our next annual general meeting, to be held in December of 2007, unless re-elected or unless a director’s office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (B.C.).

All officers have a term of office lasting until their removal or replacement by the Board. As of September 28, 2007 the following are the Company’s officers and directors.

Name and Position	Period Served in position

Garth Johnson:

• Chief Executive Officer	1 month

• Corporate Secretary	6 years, 5 months

• Chief Financial Officer	6 years, 5 months

• Director	6 years, 5 months

David Bennett:

• Director	5 months

Dan Brown:

• Director	2 months

Giuseppe (Pino) Perone:

• Director	2 months

Audit and Compensation Committees

As at September 28, 2007 the members of the audit committee are David Bennett, Giuseppe (Pino) Perone and Dan Brown. Mr. Bennett has served as a member of the audit committee since April 20, 2007. Both Mr. Perone and Mr. Brown have served as members of the audit committee since July 20, 2007 and Mr. Brown is also the chairman. In the context of the Company’s limited operations, all members are considered to be financially literate

Audit committee members do not have service contracts and are not paid for their services as an audit committee member. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. Please refer to Exhibits for a copy of the Audit Committee Charter.

The Company has a compensation committee consisting of Mr. Bennett and Mr. Brown. Compensation committee members do not have service contracts and are not paid for their services as a compensation committee member. The committee is constituted to ensure that executives, staff and board members are provided incentives and compensated in a way that advances both the short and long-term interests of shareholders while also ensuring that the Company is able to attract and retain executive management talent. Please refer to Exhibit 4.11 for a copy of the Compensation Committee Charter.

D.           Employees and Consultants

We have three full time employees. Mr. Johnson, CEO, CFO and Corporate Secretary, Mr. David McCall, Engineering Manager and Mr. Carlos Kazianis, Operations Geologist. Effective September 1, 2007, Mr. Cadenhead resigned as the Company’s President, CEO and director and has remained as a consultant for three months and will receive $1,000 per full day of work, with a minimum $10,000 payment per month based on ten days of work per month. Messrs. Cadenhead, McCall and Kazianis reside in New Zealand and Mr. Johnson is located in Vancouver, British Columbia.

On September 1, 2007 the Company entered into a Consulting Agreement with DLJ Management Corp. (“DLJ”) on an on-going basis with monthly compensation of $12,000. The Consulting Agreement relates to corporate services provided to the Company. DLJ is a 100% owned subsidiary of Trans-Orient Petroleum Ltd. that provides office space management, accounting and reporting services to public and private companies on a fixed and cost recovery basis. Mr. Dan Brown holds a corporate accounting role with DLJ and Mr. Perone holds a position with DLJ as legal counsel.

Share ownership by directors and officers of the Company at September 21, 2007 are as follows:

Name	Number of	Number of	Exercise	Expiry Date
	Shares	Options	Price (1)
Garth Johnson	38,000	75,000	$0.77	May 31, 2008
		75,000	$0.77	May 10, 2010
		100,000	$1.30	Nov 22, 2010
		100,000	$0.70	August 2, 2011
David Bennett	Nil	Nil	Nil	Nil
Dan Brown	Nil	25,000	$0.77	May 31, 2008
		25,000	$0.70	August 2, 2011
Giuseppe (Pino)	Nil	Nil	Nil	Nil
Perone

(1) Certain options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

There have been no incentive stock options exercised by any director, officer or employee to the report date.

On September 9, 2005, the Company received disinterested shareholder approval to the Company’s new share option plan under which directors, officers, employees and consultants to the Company or its affiliates are eligible to receive grants of options. Under the current option plan the number of shares reserved for issuance as share incentive options is equal to 10% of the Company’s issued and outstanding shares at any time. These options are non-assignable and non transferable, and have a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company and vesting over a period of at least 18 months. The exercise prices will be established at the time the options are granted; subject to a minimum exercise price of not less than the Discounted Market Price as defined in the policies of the TSX-V.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders Beneficial Holder of More Than Five Percent of Outstanding Shares

The Company sets forth the common stock ownership of the individuals known by us to be the beneficial owner of 5% or more of our common stock. All ownership is of record and reflects beneficial ownership as of September 21, 2007. Information was acquired by public filings with the SEC and online from the Computershare Investor Services Inc. website.

Name and Address of Owner	Number of Shares	Percentage of Class

Wellington Management Company, LLP	10,236,500	11.17%

RAB Energy Fund Limited	7,225,000	7.88%

South Pacific Lease Operations Limited	5,000,000	5.46%

Alex Guidi	4,623,500	5.05%

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of:

1.	On September 22, 2005, RAB Energy Fund Limited acquired 6,725,000 shares of the Company primarily through a brokered private placement detailed above.

2.

On June 15, 2006, the Company issued South Pacific Lease Operations Limited 5,000,000 shares of the Company as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited as detailed above.

3.	From June 2006 to January 2007 Wellington Management Company, LLP aqcuired 10,236,500 shares of the Company through a brokered private placement detailed above and through the open market.

4.	Alex Guidi aqcuired 4,623,500 shares of the Company through the open market.

Insider Reporting

The Business Corporations Act (B.C.) does not prescribe any reporting for insiders of our Company. The company is a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (B.C.). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after the month in which any trade in our securities occurs. Copies of the reports and summaries of the insider activity as well as issuer activity are available for public inspection at www.sedi.com, the Canadian regulatory website for insider trading.

Major Shareholder Voting Right

There are no different voting rights attributable to the major shareholders and every shareholder has equal rights.

Host Country Shareholders

The proportion and number of shareholders of record in the United States as at September 21, 2007 are as follows:

Estimated proportion of shares held in the U.S.	16.81%
Number of U.S. shareholders	545
Number of shares held by U.S. shareholders	15,407,772
Total number of shareholders	568
Total number of shares held	91,631,081

Arrangements Affecting Shareholdings

None.

B.           Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

(a)	On August 2, 2006 the Company granted 600,000 options to four directors all of which vest over eighteen months and are exercisable at a price of $0.70 per share until expiry on August 2, 2011.

(b)	Independent Directors of the Company received a total of $53,500 (2006 fiscal year - $22,500) in director’s fees for the 2007 fiscal year.

(c)	Subsequent to the fiscal year ending March 31, 2007 the Company paid DLJ a total of $57,218 in consulting fees.

(d)	During the fiscal year ending March 31, 2007 the Company paid a total of $366,921 (2006 fiscal year - $365,843) in wages, bonuses and cost of living allowance to its Executive Officers.

C.           Interests of experts and counsel

Not applicable

ITEM 8.           FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III of Item 17.

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

We have never paid dividends to shareholders and no dividends are payable in the foreseeable future.

Significant Changes

The following significant changes have occurred since March 31, 2007:

a)	Certain options to purchase 475,000 common shares of the Company at an average price of $0.76 were cancelled.

b)	The Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired to date was completed.

c)	On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

d)	On February 26, 2007 James Smith resigned as a director and was replaced by Peter Loretto. Subsequently, Paul Infuso and Peter Loretto resigned as directors effective July 20, 2007.

e)

Drew Cadenhead resigned as President, Chief Executive Officer and as a director of the Company effective September 1, 2007. The Company negotiated a Severance Agreement with Drew Cadenhead under which Mr. Cadenhead will receive compensation of $405,600 plus a consulting fee. Upon receipt of the resignation on September 1, 2007, Mr. Cadenhead received immediate compensation of $50,000 with the remaining sum of $355,600 being paid on November 30, 2007 that includes a consulting fee for three months of $1,000 per full day of work, with a minimum $10,000 payment per month based on ten days of work per month. The consulting period may be extended by mutual agreement for a further three months on the written agreement of both the Company and Mr. Cadenhead.

f)

On September 1, 2007 Garth Johnson replaced Drew Cadenhead as Chief Executive Officer and the Company entered into an Executive Employment Agreement with Garth Johnson on an on- going basis under which Mr. Johnson will receive an annual salary of $150,000 and will be eligible for a bonus of up to 35% of the annual salary per year, which will be recommended by the compensation committee of the Company and approved by the Board of Directors, and includes employee and vacation benefits and severance terms as well.

g)

On September 7, 2007 the Company announced that it is holding talks with a number of advisory firms to execute an agreement to assist the Company in its review of strategic alternatives for its New Zealand operations. Alternatives under consideration include an outright sale of some or all of the Company’s New Zealand interests and facilities, consideration of potential merger opportunities, faming-out certain prospects to key industry participants and entering into new joint venture opportunities that meet the Company’s risk profile.

No other significant changes material to the business of the Company has occurred since the date of the annual financial statements.

ITEM 9.           THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder. This is an annual report only.

Price History of the stock

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the TSX-V.

Summary trading by year, for the five most recently completed fiscal periods ending March 31, 2007:

	OTCBB		TSX-V

Year	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

2003	1.55	0.22	-	-
2004	4.50	0.65	-	-
2005	3.75	0.40	-	-
2006	1.46	0.38	1.70	0.63
2007	0.88	0.20	1.00	0.24

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2007:

	OTCBB		TSX-V

Year and
Quarter	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

2006
First Quarter	0.80	0.38	-	-
Second Quarter	1.46	0.60	1.70	1.09
Third Quarter	1.25	0.47	1.40	0.63
Fourth Quarter	1.02	0.58	1.19	0.69

2007
First Quarter	0.88	0.60	1.00	0.67
Second Quarter	0.84	0.43	0.85	0.50
Third Quarter	0.57	0.34	0.65	0.44
Fourth Quarter	0.53	0.20	0.62	0.24

Summary trading by quarter for any full quarter subsequent to the year end March 31, 2007:

	OTCBB		TSX-V
Month	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

Apr 1 to June 30	0.30	0.13	0.30	0.10

Summary trading by month for the six most recently completed months ending August 31, 2007:

	OTCBB		TSX-V
Month	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)
Mar	0.39	0.20	0.43	0.24
Apr	0.30	0.13	0.29	0.10
May	0.20	0.13	0.21	0.16
Jun	0.29	0.15	0.29	0.18
July	0.29	0.16	0.24	0.18
Aug	0.21	0.13	0.20	0.15

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)	All market prices subsequent to May 4, 2004 reflect trading after the 1.5:1 forward stock split to the recorded shareholders as of April 27, 2004.

(3)	All quotations for OTCBB are from the website located at www.finance.yahoo.com and all quotations for TSX-V are from the website located at www.tsx.com.

Plan of Distribution

Not applicable.

Markets

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 91,631,081 were issued as of September 28, 2007.

Our shares traded on the VSE in Vancouver, British Columbia, Canada until September 21, 2000. On July 18, 2005, the Company commenced trading on the TSX Venture Exchange under the symbol “TAO”. Beginning on December 8, 1999 our shares traded on the OTC Bulletin Board (“OTCBB”) under the symbol “DUREF” until we changed our name to TAG Oil Ltd. on June 12, 2002. Thereafter our shares have traded on the OTCBB under the symbol “TAGOF”.

ITEM 10.         ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

Our Articles of Association were previously filed with our Form 20-F for the Year Ended March 31, 2000. On September 22, 2006 the shareholders of the Company approved the Board of Directors’ recommendation to return the Company’s incorporation to British Columbia and to adopt new Articles. The new Articles that the Company has adopted were filed with the Form 20-F for the Year Ended March 31, 2006.

C.           Material contracts

Attached as exhibits are material contracts the Company entered into during the period March 31, 2006, to September 28, 2007 as follows:

(a)	TAG Oil Ltd. Forms of Subscription Agreement Dated June 2006. (1)

(b)	Underwriting Agreement with an effective date of May 12, 2006 between the Company and Canaccord Capital Corporation. (1)

(c)	Share Purchase Agreement between the Company and South Pacific Lease Operations Limited dated May 9, 2006. (1)

(d)	Severance Agreement between the Company and Drew Cadenhead dated September 1, 2007.

(e)	Executive Employment Agreement between the Company and Garth Johnson dated September 1, 2007.

(f)	Consulting Agreement between the Company and DLJ dated September 1, 2007.

(1) Incorporated by reference with our previously filed Form 20-F dated March 31, 2006 filed on September 28, 2006.

D.           Exchange Controls

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

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, an investment would be reviewable where the value of the acquired assets exceeds CAD $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For an indirect acquisitions that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets is less than or equal to 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2007 threshold is CAD $281 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

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

E.           Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. This summary does not take into account any proposed changes to the Treaty announced in the Protocol agreed to between the Canadian and United States governments on September 21, 2007. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances.

Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the US Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the common shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder’s common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if common shares are so held as “taxable Canadian property”, relief under the Treaty is generally available provided the value of the common shares is not derived principally from real property situated in Canada. Management of the Company believes that the value of the Company’s common shares is currently not derived principally from real property in Canada. US Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

United States Taxation Effects

The following is a general discussion of the material U.S. Federal income tax laws for U.S. Holders (as defined below) that hold common shares in the Company as a capital asset, as defined under U.S. Federal income tax law, and is limited to discussion of U.S. Holders that own less than 10% of the common shares. This discussion does not address all potentially relevant U.S. Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. THE FOLLOWING DISCUSSION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is: (a) a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. Federal income tax purposes; (b) a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof; (c) an estate, the income of which is includable in its gross income for U.S. Federal income tax purposes without regard to its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust; or the trust was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership, including any entity that is treated as a partnership for U.S. Federal income tax purposes, holds common shares of the Company, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. Federal income tax law, such as (by way of example only) tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, taxpayers who have elected mark-to-market accounting, taxpayers who hold common shares as a position in a “straddle,” or as part of a “synthetic security” or hedge,” “conversion transaction” or other integrated investment, and U.S. Holders whose functional currency is not the U.S. dollar.

Distributions on Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. Federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the

U.S. Holder’s U.S. Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Dividends distributed by the Company (if any) to a non-corporate U.S. Holder may be eligible for the 15% maximum U.S. Federal income tax rate that applies to dividends received by individuals from certain foreign corporations prior to January 1, 2011. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a

U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S.

Holder that is a corporation may, under certain circumstances, be entitled to a dividends received deduction for the U.S. source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a passive foreign investment company) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the United States through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed IRS Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. Federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s U.S. Federal income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and U.S. sources. Complex rules govern this classification process. This limitation is calculated separately with respect to “passive income” and “general category income,” i.e., income that is other than “passive income.” The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s adjusted tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain or loss will be a long-term gain if the U.S. Holder’s holding period for the Company’s common shares is more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against such Holder’s ordinary income up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately), and any unused portion of such net capital loss may be carried over to be used indefinitely in later tax years until such net capital loss is thereby exhausted. A corporate U.S. Holder (other than corporations subject to Subchapter S of the Code), may deduct capital losses only to the extent of its capital gains, and any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to special U.S. Federal income tax rules set forth in Sections 1291 to 1298 of the Code.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is not publicly traded and either is a controlled foreign corporation (“CFC”) or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. For purposes of applying the foregoing tests, the assets and gross income of any corporation in which the PFIC is considered to own 25% or more of the shares (by value) will be proportionately attributed to the PFIC. The Company believes that it is presently a PFIC.

As a PFIC, each U.S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares, or an “excess distribution” (as defined below) payable on such shares, generally will be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “Qualified Electing Fund” election or a “mark-to-market” election for those shares.

A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Holder”), will be subject, under Section 1293 of the Code, to current U.S. Federal income tax for any taxable year in which the Company qualifies as a PFIC on the Election U.S. Holder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income , in each case, for the U.S. Holder’s taxable year in which the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by the amount that is included in income but not distributed.

A QEF election allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on the Electing U.S. Holder’s share of the Company’s net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election depends on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e., the QEF is a “Pedigreed QEF”), then the U.S. Holder may make the QEF election by filing the appropriate documents with the U.S. Holder’s U.S. Federal income tax return for such first year by the due date of such tax return. If the Company is a Pedigreed QEF with respect to a U.S. Holder and it no longer qualifies as a PFIC in a subsequent year, normal Code rules, and not the PFIC rules, apply. If, however, the Company qualified as a PFIC in a prior year in the U.S. Holder’s holding period, then in addition to filing a QEF election, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise have recognized if the U.S. Holder had sold his stock on the first day of the PFIC’s first taxable year as a QEF (“deemed sale election”), or (ii) if the Company is a CFC, the Holder’s pro rata share of the corporation’s post-1986 earnings and profits as of the first day of the PFIC’s first taxable year as a QEF (“deemed dividend election”). If the U.S. holder does not make such an election, the PFIC is an “Unpedigreed QEF.”

If a U.S. Holder has not made a QEF Election at any time (a “nonqualified fund”), or if the PFIC is an Unpedigreed QEF (either, a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions,” as specifically defined, by the Company. A Non-electing U.S. Holder generally is required to pro rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987, for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest,” which, as discussed above, is not deductible. The balance of the gain or the excess distribution is treated as ordinary income in the year of the disposition or distribution, and no interest charge is incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Proposed Treasury Regulations have been issued under Section 1291(f) of the Code, which would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current income inclusion for persons that are Non-electing U.S. Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the U.S. Holder’s adjusted basis in the stock is included in the U.S. Holder’s income. The U.S. Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the U.S. Holder included in income in prior tax years, or so called “unreversed inclusions.”

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the U.S. Securities and Exchange Commission (“SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A U.S. Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. Holder. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election, and gain on the sale of PFIC stock with respect to which an election is made, is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC, the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. persons, each of whom own 10% or more of the total combined voting power.

The rules of Section 1291 of the Code applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If a mark-to-market election was in effect for any prior tax year and the stock ceases to be eligible for a mark-to-market election, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of such election. If a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

F.           Dividends and paying agents

Not applicable.

G.           Statement by experts

Not applicable.

H.           Documents on display

Documents concerning the Company which are referred to in this document may be inspected in our head office at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 or at the address of the Company’s registered office at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at: www.sec.gov.

I.           Subsidiary information

A list of subsidiaries of the Company as of March 31, 2007 is identified in Note 2 (b) in the notes to the consolidated financial statements and in Item 4 “Organizational Structure”.

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

ITEM 16.         [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that all members of the audit committee are considered to be financially literate in the context of the Company’s limited operations.

ITEM 16B.      CODE OF ETHICS

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. A copy of our code of ethics is available, free of charge, from the head office of TAG Oil Ltd. at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3 and this can be requested in writing, addressed to the Company Secretary.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006
Audit Fees (1)	$40,634	$21,497
Audit Related Fees (2)	$21,316	Nil
Tax Fees (3)	$5,419	$4,881
All Other Fees (4)	-	-

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and include both the fees of the Company’s principal auditor, DeVisser Gray, and the Company’s New Zealand auditor BDO Spicers. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

The nature of the services provided by De Visser Gray LLP and BDO Spicers, Chartered Accountants and Advisors under each of the categories indicated in the table is described below.

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

ITEM 16D.      EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Financial Statements begin on page 51.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

D E  V I S S E R   G R A Y  LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2007 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 6, 2007

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2007	2006

Assets
Current
Cash and cash equivalents	$13,425,795	$18,753,695
Amounts receivable and prepaids	375,581	376,334
Inventory (Note 2)	857,004	942,769
	14,658,380	20,072,798
Property and equipment (Note 4)	32,014,990	9,186,599
	$46,673,370	$29,259,397

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,007,588	$2,229,565

Non-current
Future income tax (Note 3)	5,329,492	-
Asset retirement obligations (Note 5)	202,460	-
	6,539,540	2,229,565

Share capital (Note 6)	69,979,631	38,424,949
Contributed surplus	817,642	709,860
Deficit	(30,663,443)	(12,104,977)
	40,133,830	27,029,832
	$46,673,370	$29,259,397

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2007	2006	2005

Revenues
Production revenue	$938,838	$-	$-
Royalties	(43,425)	-	-
	895,413	-	-

Expenses
General and administrative	2,066,665	1,404,864	829,233
Production costs	361,328	-	-
Stock option compensation	107,782	123,829	185,395
Directors & officers insurance	53,192	32,250	-
Wellhead insurance	4,166	-	-
Foreign exchange	(134,530)	(62,080)	212,589
Depletion and depreciation	373,126	7,596	4,512
Accretion	7,109	-	-
	(2,838,838)	(1,506,459)	(1,231,729)

Other Items
Interest income	841,569	399,684	17,352
Write-off of oil and gas properties	(17,246,651)	(358,699)	-
Write-down of inventory	(209,959)	-	-
Gain on sale of marketable securities	-	39,912	-
	(16,615,041)	80,897	17,352

Net loss for the year	(18,558,466)	(1,425,562)	(1,214,377)

Deficit, beginning of year	(12,104,977)	(10,679,415)	(9,465,038)

Deficit, end of year	$(30,663,443)	$(12,104,977)	$(10,679,415)

Loss per share	$(0.22)	$(0.04)	$(0.09)

Weighted average number of shares
outstanding	82,576,286	37,330,058	13,111,779

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2007	2006	2005

Operating Activities
Net loss for the year	$(18,558,466)	$(1,425,562)	$(1,214,377)
Changes in non-cash operating items:
Amortization	49,104	7,596	4,512
Stock option compensation	107,782	123,829	185,395
Write-off of oil and gas properties	17,246,651	358,699	-
Write-down of inventory	209,959	-	-
Accretion	7,109	-	-
Depletion	324,022	-	-
Inventory	(124,194)	(942,769)	-
Gain on sale of marketable securities	-	(39,912)	-
	(738,033)	(1,918,119)	(1,024,470)
Changes in non-cash working capital accounts:
Amounts receivable and prepaids	753	(191,990)	(143,649)
Due to/from related parties	-	-	(9,960)
Accounts payable and accrued liabilities	82,773	71,261	66,485
Cash used in operating activities	(654,507)	(2,038,848)	(1,111,594)

Financing Activities
Issuance of common shares	28,054,682	20,371,485	7,437,513
Repurchase of common shares	-	-	(7,338)
Cash provided by financing activities	28,054,682	20,371,485	7,430,175

Investing Activities
Property and equipment expenditures	(32,728,075)	(5,991,089)	(826,112)
Proceeds from sale of marketable securities	-	43,212	-
Cash used in investing activities	(32,728,075)	(5,947,877)	(826,112)

Net increase (decrease) in cash during the year	(5,327,900)	12,384,760	5,492,469
Cash and cash equivalents - Beginning of year	18,753,695	6,368,935	876,466
Cash and cash equivalents - End of year	$13,425,795	$18,753,695	$6,368,935

See accompanying notes.

Supplementary disclosures:

Interest received	$841,569	$399,684	$17,352

Non-cash investing activities:

The Company incurred $772,776 (2006: $2,077,526 and 2005: $465,643) in exploration expenditures which amounts were in accounts payable at year end. The Company also recorded an aggregate of $8,979,136 in non-cash acquisition costs related to the acquisition of Cheal Petroleum Limited as more fully described in the accompanying notes.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007 and 2006
Expressed in Canadian Dollars

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and had continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). As approved by shareholders at the Company’s annual general meeting held on September 22, 2006, the Company continued from the legal jurisdiction of the Yukon Territory back to the Province of British Columbia and adopted a new set of articles appropriate to British Columbia on October 12, 2006. Its major activity is the exploration and development of international oil and gas properties.

The Company is in the process of exploring, developing and producing from its oil and gas properties and has one oil and gas property that contains reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover additional economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

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

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 11.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited and Cheal Petroleum Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

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

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration and development using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

h)	Income Taxes

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

i)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue shares and the date of share issuance.

j)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

k)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

l)	Asset retirement obligation

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2007 the Company has $202,460 in asset retirement obligations.

m)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a specific identification basis. Inventory consists of field operation consumables.

n)	Oil and gas revenue recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer.

o)	Acquisitions

Acquisitions are accounted for using the purchase method. Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control commenced. When an entity is acquired, all identifiable assets and liabilities are recognized at their fair value at the acquisition date. The fair value does not take into consideration any future intentions by the Company.

NOTE 3 – ACQUISITION OF CHEAL PETROLEUM LIMITED, PEP 38757 LIMITED AND PEP 38758 LIMITED

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited (collectively referred to as “Cheal”) all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074. Refer also to note 8.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price

Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price

Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

NOTE 4 – PROPERTY AND EQUIPMENT

				Depletion
				Recoveries
	Working	Net Book	Additions	Write-offs	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2006	Period	Period	March 31, 2007
Oil and Gas Properties
New Zealand
Proved
PMP 38156-S	30.5	$-	$23,690,514	$(324,022)	$23,366,492
Unproved:
New Zealand:
PMP 38153	15.00	9,597	11,589	-	21,186
PMP 38156-D	15.10	-	1,818,599	-	1,818,599
PMP 38157	25.00	4,342	8,644,599	(7,899,641)	749,300
PEP 38256	100.00	417,568	71,186	(488,754)	-
PEP 38258	-	79,167	213,489	(292,656)	-
PEP 38260	-	512,885	111,266	(624,151)	-
PEP 38341	35.50	523,150	33,537	(556,687)	-
PEP 38342	35.50	502,635	30,896	-	533,531
PEP 38732	-	1,000	50,073	(51,073)	-
PEP 38736	-	29,843	11,113	(40,956)	-
PEP 38738-S	30.50	-	-	-	-

PEP 38738-D	15.10	-	-	-	-
PEP 38741	45.00	1,637,891	777,331	-	2,415,222
PEP 38744	-	-	37,353	(37,353)	-
PEP 38745	83.33	554,925	31,159	(586,084)	-
PEP 38746	16.67	95,538	86,023	-	181,561
PEP 38748	33.33	-	18,765	-	18,765
PEP 38751	33.33	563,522	7,307	(570,829)	-
PEP 38757	100.00	2,466,661	66,436	(2,533,097)	-
PEP 38758	100.00	983,650	2,303,203	(3,286,853)	-
PEP 38765	38.30	690,155	151,509	(202,180)	639,484
PEP 38766	-	-	21,218	(21,218)	-
PEP 38767	-	83,234	38,019	(121,253)	-
New interests	-	-	136,046	(136,046)	-
		9,155,763	38,361,230	(17,772,853)	29,744,140
Production equipment		-	2,191,243	-	2,191,243
Office equipment		30,836	97,875	(49,104)	79,607

Total Unproved		$9,186,599	$40,650,348	(17,821,957)	$32,014,990

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

The Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. The Company strongly denies the claims made by the partner in the permit and is taking legal advice; however, as a result of the uncertainty related to the permit, the Company has chosen to write-off the costs associated with PEP 38260. To complete the acquisition of the Company’s interest in PMP 38157 the Company is required to plug and abandon the Radnor-1a well prior to the operator of the permit formally requesting approval of the assigniment of interest from the Ministry of Economic Development as required. The Company has written down its interest in PMP 38157 to NZ$1.0 million, representative of the estimated value net of any residued obligations, which remain unaccrued.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over-riding royalty on PEP 38738-D. PEP 38757 Limited and PEP 38758 Limited were subsequently removed from the companies register in New Zealand as they did not contain any assets.

During the year-ended March 31, 2007, mining permit “PMP 38156” was granted which covers both the shallow and deep areas of a 30.3 square kilometre area of PEP 38738-S and PEP 38738-D, with the remaining 16.1 square kilometres of the original permit continuing to be held in PEP 38738.

During the year ended March 31, 2007 the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767 and has written-off the costs associated with each permit. The Company also elected to write-off all costs associated with its interests in PEP 38757, PEP 38341, PEP 38751, PEP 38256 and PEP 38758 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered. The Company also wrote-off certain costs associated with PMP 38157 that at March 31, 2007, the Company deemed to be unrecoverable.

Refer to Note 9

NOTE 5 – ASSET RETIREMENT OBLIGATIONS

The following is a continuity of asset retirement obligations for the year ended March 31, 2007:

Balance at March 31, 2006	$-
Liability assumed on acquisition of Cheal	149,644
Additional liabilities incurred	45,707
Accretion expense	7,109
Balance at March 31, 2007	$202,460

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and, during the year ended March 31, 2007, the Company recorded an additional liability of $45,707 as a result of the four additional wells being drilled on PMP 38156-S. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $303,054 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Refer to Note 3

NOTE 6 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement	11,538,500	13,976,446
Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,054,682
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
Balance at March 31, 2007	91,631,081	$69,979,631

During the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Note 3 and 4

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2005	9,608,995	$ 0.71
Exercised	(9,066,500)	0.70
Issued during the year	400,000	1.30
Balance at March 31, 2006	942,495	1.09
Expired during the year	(942,495)	1.09
Balance at March 31, 2007	-	$ -

(1) Certain share purchase warrants that expired are denominated in US dollars and had been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2007 there are no share purchase warrants outstanding.

c)	Incentive Stock Options

The Company has a stock option plan for the granting of stock options to directors, employees and service providers. Under the terms of the stock option plan, the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and per the guidelines of the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
Issued and fully paid:	Options	Exercise Price (1)

Balance at March 31, 2005	790,000	$ 0.76
Cancelled/Expired	(165,000)	0.76
Granted during the year	400,000	0.95
Balance at March 31, 2006	1,025,000	0.83
Granted during the year	935,000	0.69
Balance at March 31, 2007	1,960,000	0.76

(1)	Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the year-end closing exchange rate of the year of grant.

At March 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 2, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
100,000	$0.90	April 25, 2011
625,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
150,000	$0.57	February 1, 2012
1,960,000

During the 2007 fiscal year, the Company granted options to four directors and one employee to purchase 625,000 common shares at a price of $0.70 per share vesting over eighteen months with an expiry date of August 2, 2011. The Company also granted three employees options to purchase 100,000, 60,000 and 150,000 common shares at prices of $0.90, $0.52 and $0.57 per share, respectively, all of which vest over two years.

During the 2006 fiscal year, the Company granted options to three directors and one employee to purchase 400,000 common shares vesting over eighteen months with expiry dates ranging from May 10, 2010 to January 2, 2011 and exercisable at either US$0.65,US$ 0.95, CDN$0.66 or CDN$1.30 per share.

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $0.13 per option share granted (2006: $0.31 per option share granted) for a total option benefit of $107,782 (2006: $123,829).

Refer to Note 9

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2007 under various agreements relating to permits held at March 31, 2007 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2008
PMP 38153	15.00	$1,125,000
PMP 38156-S	30.50	5,500,000
PMP 38156-D	15.10	825,000
PMP 38157	33.33	425,000
PEP 38342	35.50	850,000
PEP 38738-S	30.50	8,000
PEP 38741	45.00	900,000
PEP 38746	16.67	5,000
PEP 38748	33.33	10,000
PEP 38765	38.30	17,000
Total		$9,665,000

NOTE 8 - INCOME TAXES

	2007	2006

Net loss for the year	$(18,558,466)	$(1,425,562)
Expected income recovery	(6,130,199)	(496,582)
Net adjustment for amortization, deductible and non-deductible amounts	(160,257)	(30,007)
Unrecognized benefit of current non-capital loss	6,290,456	526,589
Total income taxes	$-	$-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets:
Net property and equipment carrying amounts in excess of tax pools	$(7,533,161)	$(1,736,065)
Non-capital loss carryforwards	10,818,832	6,170,975
	3,285,671	4,434,910
Valuation allowance	(3,285,671)	(4,434,910)
	-	-
Purchase of Cheal	5,329,492	-
Net future tax liabilities	$5,329,492	$-

During the current fiscal year the Company recorded a future income tax liability on its acquisition of Cheal due to the excess of the allocated cost of the property for consolidated accounting purposes over the tax pools applicable to these assets in the corporate entity acquired. In the acquisition the Company’s carrying cost of the Cheal assets for consolidated accounting purposes, as otherwise determined, was increased by this notional $5,329,492 future tax liability assumed. This liability is not currently payable and the Company has no current intention of creating a statutory liability for such an amount in the future. Refer also to note 3.

The Company has non-capital losses of approximately $4.31 million (2006 - $3.45 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2027. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.15 million (2006 - $4.15 million) available to reduce taxable income in future years.

At March 31, 2007, the Company also has losses and deductions of approximately NZ$28.8 million (March 31, 2006 - NZ$16.9 million) available to offset future taxable income earned in New Zealand.

NOTE 9 – SUBSEQUENT EVENTS

During the period subsequent to March 31, 2007 the following occurred:

a)	Stock options

Certain options to purchase 475,000 common shares of the Company at an average price of $0.76 were cancelled.

Property and equipment

The Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired to date was completed.

The Company reached an out of court settlement with respect to PEP 38260.

NOTE 10 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

2007	Canada	New Zealand	Total Company
Production income:
Revenue	$-	$938,838	$938,838
Royalty expenses	-	(43,425)	(43,425)
	895,413	895,413	895,413
Expenses:
General and administrative -net	940,959	1,125,706	2,066,665
Production costs	-	361,328	361,328
Stock option compensation	107,782	-	107,782
Insurance	53,192	4,166	57,358
Foreign exchange	175,480	(310,010)	(134,530)
Depletion and depreciation	6,432	366,694	373,126
Accretion	-	7,109	7,109
	(1,283,845)	(1,554,993)	(2,838,838)
Other items:
Interest income	756,622	84,947	841,569
Write-down of inventory	-	(209,959)	(209,959)
Write-off of property and equipment	-	(17,246,651)	(17,246,651)
	756,622	(17,371,663)	(16,615,041)

Net loss for the year	$(527,223)	$(18,031,243)	$(18,558,466)

Total assets	12,185,420	34,487,950	46,6763,370
Capital expenditures for the year	-	32,728,075	32,728,075

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Foreign Currency Translation

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

	March 31,	March 31,
	2007	2006
Property and Equipment under Canadian GAAP	$32,014,990	$9,155,763
Foreign currency translation adjustment	2,731,456	(1,258,323)
Cumulative historical adjustments	(1,172,794)	85,529
Oil and gas properties under U.S. GAAP	$33,573,632	$7,982,969

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2007 and 2006 would be $48,232,032 and $28,086,603, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

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

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2007	2006
Common stock under Canadian GAAP	$69,979,631	$38,424,949
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$73,022,489	$41,467,807

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2007	2006
Foreign currency translation
adjustment under Canadian GAAP	$-	$-
Foreign currency translation adjustment	2,731,456	(1,258,323)
Cumulative historical adjustments	(1,172,794)	85,529
Foreign currency translation adjustment under U.S. GAAP	$1,558,662	$(1,172,794)

As a result of this adjustment, total stockholders’ equity under U.S. GAAP as at March 31, 2007 and 2006 would be $36,706,065 and $25,857,038, respectively.

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

List of Exhibits

Exhibit Reference	Exhibit Description
1	Articles of Association and Bylaws(1)
4.1	Form of Subscription Agreement for private placement dated September 2005 Canadian and Non-U.S. subscribers (2)
4.2	Form of Subscription Agreement for private placement dated September 2005 U.S. subscribers (2)
4.3	Underwriting Agreement dated September 1, 2005 (2)
4.4	Form of 2005 Stock Option Plan (2)
4.5	Form of Subscription Agreement for private placement dated June 2006 Canadian and Non-U.S. subscribers (3)
4.6	Form of Subscription Agreement for private placement dated June 2006 U.S. subscribers (3)
4.7	Underwriting Agreement dated May 12, 2006 (3)
4.8	Form of Share Purchase Agreement dated May 9, 2006 between the Company and South Pacific Lease Operations Limited (3)
4.9	Sproule report dated March 30, 2007 (4)
4.10	Articles (Post Continuance) as approved by shareholders on September 22, 2006 (3)
4.11	Compensation Committee Charter (3)
4.12	Form of Share Purchase Agreement Amendment as dated June 16, 2006 (3)
4.13	Severance Agreement between the Company and Drew Cadenhead dated September 1, 2007 (4)
4.14	Executive Employment Agreement between the Company and Garth Johnson dated September 1, 2007 (4)
4.15	Consulting Agreement between the Company and DLJ Management Corp. dated September 1, 2007 (4)
8.0	List of Wholly-Owned Subsidiaries of TAG Oil Ltd. (4)
16.1	Code of Ethics (2)
31.1	Section 302(a) Certification of CEO (4)
31.2	Section 302(a) Certification of CFO (4)
32	Section 906 Certifications of CEO and CFO (4)

(1)	Herein incorporated by reference previously filed with our Form 20-F dated March 31, 2000 filed September 29, 2000.
(2)	Herein incorporated by reference previously filed with our Form 20-F dated March 31, 2005 filed on September 28, 2005.
(3)	Herein incorporated by reference previously filed with our Form 20-F dated March 31, 2006 filed on September 28, 2006.
(4)	Filed herewith.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 28, 2007	By:	“Garth Johnson”

	Name:	Garth Johnson

	Title:	CEO