Form 20-F
period 2008-03-31
TAG OIL LTD
filed 2008-09-30
CIK 912785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 [   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Number of outstanding common shares of TAG Oil’s capital stock as on March 31, 2008.

91,631,081 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the
Securities Act.

Yes [   ]                  No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

 [   ]  Large Accelerated Filer                    [   ]  Accelerated Filer                       [X]  Non Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  [   ]             International Financial Reporting Standards as issued                                    Other [X]
                                         by the International Accounting Standards Board  [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]          Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule
12b 2 of the Exchange Act):

Yes [   ]                  No [X]

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F (“Annual Report”) constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements.

In evaluating these statements, you should consider various factors, including the risks and uncertainties outlined below under the subheading “Risk Factors” in Item 3, and, from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”).

Actual operational and financial results may differ materially from our expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, risks associated with operations, production estimates, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

CURRENCY, MEASUREMENT AND GLOSSARY OF INDUSTRY TERMS

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion from metric into imperial units of measurement is as follows:

Metric Units	Imperial Units

hectare	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

Industry Expressions

The following are industry expressions that may be used in this Annual Report:

TAG, we, us, our or the Company refer to TAG Oil Ltd., a company organized under the laws of the Province of British Columbia, Canada, and unless the context clearly requires, includes its subsidiaries.

Barrels of oil equivalent or BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet (6 mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Bbl or Barrel is one stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

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

MED refers to the Ministry of Economic Development in New Zealand.

Mcf is one thousand cubic feet and Mscf means one thousand cubic feet at standard temperature and pressure, used herein in reference to natural gas or other gaseous hydrocarbons.

OTCBB is the Over-the-Counter Bulletin Board, which is a regulated electronic trading service offered by the National Association of Securities Dealers, and is an electronic trading service on which the Company’s common shares are traded.

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

TSX-V is the TSX Venture Exchange, part of the Toronto-based TSX Group, which includes the Toronto Stock Exchange, and is a stock exchange on which the Company’s common shares are traded.

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

All oil and natural gas reserve information contained in this Annual Report has been prepared and presented in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Annual Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Oil and natural gas reserve information contained in this Annual Report is in accordance with both Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”). Canadian and U.S. GAAP require that the Company accounts for reserves following specific guidelines of disclosure to Proved Reserves and Proved Undeveloped Reserves. Proved Undeveloped Reserves are assigned consistently under Canadian and U.S. GAAP to the field based on existing wells and mapping. Proved undeveloped locations are located within one spacing unit of existing producing wells and thus are direct offsetting wells. In addition, pricing used to report oil and natural gas reserves are in accordance with Canadian and U.S. GAAP as the Company has used fiscal year end prices to determine reserve estimates for Proved Reserves.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.        Selected financial data

The selected historical financial information presented in the table below for each of the years ended March 31, 2008, 2007, 2006, 2005 and 2004 is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the years ended March 31, 2008, 2007 and 2006 are included in this filing. The audited consolidated financial statements of the Company for the years ended March 31, 2005 and 2004 are included in previous filings. The selected financial information presented below should be read in conjunction with our audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

The Company’s audited consolidated financial statements have been prepared under Canadian GAAP in Canadian dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to note 12 of the audited consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Under Canadian GAAP (in CDN$)

	Year Ended March 31
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash
Equivalents	6,553,101	13,425,795	18,753,695	6,368,935	876,466
Working Capital	7,511,039	13,650,792	17,843,233	6,010,158	896,208
Total Assets	38,488,014	46,673,370	29,259,397	8,506,501	1,583,140
Total Liabilities	6,253,816	6,539,540	229,565	546,421	24,253
Total Shareholders’
Equity	32,234,198	40,133,830	27,029,832	7,960,080	1,558,887

Operating Data
Net sales	3,894,858	895,413	-	-	-
Expenses	(6,217,249)	(2,838,838)	(1,506,459)	(1,231,729)	(976,993)
Other Items	(5,657,524)	(16,615,041)	80,897	17,352	38,992
Loss from Operations	(7,979,915)	(18,558,466)	(1,425,562)	(1,214,377)	(938,001)
Loss per Share	(0.09)	(0.22)	(0.04)	(0.09)	(0.08)

Please refer to Note 2 of Item 17, which includes the Company’s adopted recommendations of the Canadian Institute of Chartered Accountants.

Under U.S. GAAP (in CDN$)

	Year Ended March 31
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash
Equivalents	6,553,101	13,425,795	18,753,695	6,368,935	876,466
Working Capital	7,511,039	13,650,792	17,843,233	6,010,158	896,208
Total Assets	40,046,676	48,232,012	28,086,603	8,619,030	1,692,956
Total Liabilities	6,253,816	6,539,540	229,565	546,421	24,253
Total Shareholders’
Equity	33,792,860	41,692,492	25,857,038	8,072,609	1,668,703

Operating Data
Net sales	3,894,858	895,413	-	-	-
Expenses	(6,217,249)	(2,838,838)	(1,506,459)	(1,046,334)	(686,963)
Other Items	(5,657,524)	(16,615,041)	80,897	(168,043)	(251,038)
Loss from Operations	(7,979,915)	(18,558,466)	(1,425,562)	(1,204,177)	(924,801)
Loss per Share	(0.09)	(0.22)	(0.04)	(0.09)	(0.08)

Please refer to note 12 of Item 17, which includes all material differences between Canadian and US GAAP that are relevant in preparation of our audited consolidated financial statements.

Given the nature of our operations and assets, we are of the view that for the two years ended March 31, 2008 and 2007 the foregoing differences in Canadian and US GAAP would not have resulted in any material disclosure differences insofar as our financial results are concerned.

Exchange Rates

Our audited consolidated financial statements, as provided under Item 8 and 17 are presented in Canadian dollars. On March 31, 2008 the buying rate for Canadian dollars was US$1.00 for Cdn$1.0265. At the close of business on September 19, 2008 the buying rate for Canadian dollars was US$1.00 for Cdn$1.0500. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the six months preceding March 31, 2008:

	Oct. 2007	Nov. 2007	Dec. 2007	Jan. 2008	Feb. 2008	Mar. 2008
Month End	0.9447	1.0000	0.9913	1.0038	0.9844	1.0265
Average	0.9747	0.9680	1.0030	1.0112	0.9999	1.0016
High (2)	0.9984	1.0000	1.0201	1.0329	1.0171	1.0265
Low (2)	0.9447	0.9215	0.9805	0.9909	0.9765	0.9844

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2008	2007	2006	2005	2004
Year End (1)	1.0265	1.1546	1.1680	1.2096	1.3113
Average	1.0330	1.1387	1.1935	1.2784	1.3527
High (2)	1.1596	1.1855	1.2696	1.3957	1.4785
Low (2)	0.9215	1.0983	1.1314	1.1759	1.2712

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

In addition, even if further hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market and variations in the market price may render uneconomic any discovered deposit. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the quantity of hydrocarbons produced inevitably will decline over time~~,~~ and production may be adversely affected or may have to be terminated altogether if the Company encounters unforeseen geological conditions.

The Company is subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties may also hinder the Company’s ability to carry on exploration or production activities continuously throughout any given year.

The Company’s development of oil and gas production facilities is subject to risks that may adversely impact on the commercial viability of the project as the realized revenues from the project may be less than anticipated and the capital and operating costs may be greater than anticipated. The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased storage and transportation costs.

Marketability and Price of Oil and Natural Gas

The marketability and price of oil and natural gas that may be acquired or discovered may be affected by numerous factors beyond our control. We may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced. We are subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to access to gas processing facilities, proximity of reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Management seeks to minimise and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain financing through joint venturing of projects, equity financing or utilizing cash flow.

There is no assurance that market conditions will continue to enable the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations. The Company faces competition from other oil companies for oil and gas properties and investor dollars.

The Company believes that its current cash flow from operations is sufficient to satisfy the Company’s expenditure plans and requirements for the foreseeable future. If the Company’s cash flow from operations decreases to a level where it is insufficient to satisfy its capital expenditure plans and requirements or the Company increases its capital expenditure plans and requirements, there can be no assurance that additional equity financing will be available to meet these plans and requirements. If the Company is unable to fund its permit obligations using cash flow, share issues or farm-out agreements or to renegotiate such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests or reduce or terminate its operations.

Limited Financial Resources

We have limited financial resources and, if our business is not profitable, we may not be able to raise sufficient funds to sustain, continue or expand our business. Although we currently have operating revenues that are sufficient to sustain our exploration and development activities, we expect to continue to rely principally on the issuance of common shares to raise funds to finance further business growth. There is no assurance that market conditions will permit us to raise necessary funds on acceptable terms or at all.

History of Losses

The Company, at the date of this Annual Report, has one oil and gas property in the production stage. During the 2008 fiscal year, the Company had a net loss of $7,979,915 and an accumulated deficit of $38,643,385 from its historical operating results. There is no assurance that the business of the Company will be profitable in the future. Management cannot guarantee that the Company will continue to generate revenue in the future. A failure to generate sufficient revenues may cause the Company to eventually terminate operations. The Company has not paid dividends to date, has no current plans to pay any such dividends, and there is no assurance that the Company will pay a dividend at any time in the future.

Dilution

Our Notice of Articles authorizes the issuance of an unlimited number of common shares. The Company expects to continue to rely on the issuance of common shares to raise funds to finance its business. Such additional share issuances may be dilutive to current shareholders.

Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials, or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to negligence or fault on our part. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts of our Company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and shareholder value.

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol, it is in the process of implementing Climate Change initiatives. A proposed bill is now before the New Zealand Parliament and undergoing the consultation process to introduce a cap and trade emissions trading scheme. TAG, along with other members of the oil and gas exploration and production community, is eligible for involvement in the government consultation process. More detail on the likely risks to the Company’s business are set out in Item 4.D – “Property, Plants and Equipment” under the heading “Carbon Emissions Regime in New Zealand”.

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

Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. We believe that we are in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to us, equipment availability, reliance on third party operators of permits and licenses, and other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

We participate in permits or licences with industry partners with access to greater resources to meet their joint venture capital commitments. If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a portion of our interest in any production from the joint venture area. We are a majority interest owner in only one of our properties and we do not have sole control over the future course of development in properties in which we do not have a majority interest. Property interests may be subject to joint venture and other similar agreements, which can give rise to interpretive disputes with other parties which are financially interested in the property. If a participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This may delay the Company’s desired exploration and development program and lead to the Company and other participants assuming all or some of the share of the non-committing entity’s interest, and therefore meeting a pro-rata share of its required contributions, as well as receiving a pro-rata share of its revenue.

Possible Lack of or Inadequacy of Insurance

The Company maintains insurance against certain public liability, operational and environmental risks on behalf of the Company and where applicable, on behalf of the respective joint venture, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to the Company, or that the benefits of such insurance will be adequate to cover our liability.

Effect of Different Currencies

We hold cash reserves in Canadian and U.S. dollars and to a lesser extent in New Zealand dollars. We expect to incur the majority of our petroleum property expenditures in New Zealand dollars. The Company does not currently hedge its exposure to foreign currency exchange rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk in the future. The Company manages some of this risk by shifting a portion of its cash on hand from one currency to another in a timely manner. A decrease in the value of the New Zealand currency against the value of the Canadian and U.S. will be a benefit to the Company. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar would have a detrimental effect on us as our expenses incurred would, in turn, increase in Canadian and U.S. dollars.

Penny Stock Regulation and Difficulties in Selling Shares

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

TAG’s common shares are currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

No Title Insurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to participate in and, we believe that those rights are in good standing. In addition, many of the Company’s properties are located on private property and may be subject to delays and/or disputes with landowners in certain circumstances. Such delays/disputes may affect the Company’s ability to explore for, produce or develop its oil and gas properties.

Uncertainty of Reserves Figures

Actual results of production expenditures, revenues and reserves will likely vary from estimates, and these variances may be material. Estimates of oil and gas reserves referred to below are interpreted through geological, petro-physical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgement. Factors such as historical production from the area compared with the production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial work-over costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves. The Company’s reserves are evaluated by an independent reserves evaluator each year. Copies of the Company’s technical reports prepared by Sproule International Limited (“Sproule”) may be viewed at www.sedar.com.

Competition

The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for exploration, development, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than our own. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond our control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

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

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of British Columbia, Canada, and all four of the Company’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. shareholders to effect service of process within the U.S. upon the Company or upon its directors or officers, or to realize in the U.S. upon judgements of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

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

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or interests purchased from, Austral Pacific Energy Ltd. (“Austral”) with which the Company had a common director and may have certain common principal shareholders. Certain of the directors of the Company are or were directors and/or officers of other companies engaged in the petroleum exploration and development or related industries. Currently, the Company has a common director and a common officer with Trans-Orient Petroleum Ltd. (“Trans-Orient”), and a common director with AMG Oil Ltd. (“AMG”). It is possible that conflicts of interest may arise between their duties as director and/or officer of the other companies, and as director or officer of the Company. The Company may also make application for interests in petroleum properties with companies with which it is associated, or may become associated. The percentage participation of the Company and any other company in a property is determined by the board of directors of each such company independently, using the best business judgment of the board of directors of the Company (the “Board”). Persons who are not willing to rely on the discretion and judgment of management and the Board and any companies with which it is associated, or may become associated should not consider a purchase of our securities.

Furthermore, under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board for approval, and the interested director will not vote on any resolution giving such approval. The Company requires confidentiality obligations from all officers, employees and consultants.

Passive Foreign Investment Company Considerations

Shareholders who are U.S. taxpayers should be aware that the Company may be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. U.S. taxpayers should obtain independent advice as to the consequences of the Company being a PFIC.

Uncertain Future Operations

On September 7, 2007 the Company announced that it was holding talks with a number of advisory firms to execute an agreement to assist the Company in its review of strategic alternatives for its New Zealand operations. Since the announcement, the Company has discontinued talks with advisory firms, but has continued to explore and consider its alternatives that include an outright sale of some or all of the Company’s New Zealand interests and facilities, consideration of potential merger opportunities, farming-out certain prospects to key industry participants and entering into new Joint Venture opportunities that meet the Company’s risk profile.

ITEM 4.          INFORMATION ON THE COMPANY

A.        History and Development of the Company Corporate Actions

Our legal and corporate name is TAG Oil Ltd., although we have had the name changes disclosed below. We are a Vancouver, British Columbia, Canada based hydrocarbon resource company that holds varying interests in New Zealand exploration permits as detailed below.

As a company domiciled in British Columbia, Canada, our legally registered office is Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, B.C. V7X 1L3, telephone no. (604) 631-3300 and fax no. (604) 631-3309. Our principal business office is located at Suite 1407, 1050 Burrard Street, Vancouver, B.C. V6Z 2S3, and our technical headquarters is located at Level 4, 32 The Terrace, Wellington, New Zealand.

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

Effective with the October 27, 1998 share consolidation (or “reverse-split”), we changed our name to Durum Cons. Energy Corp. and then changed our name again to our current name TAG Oil Ltd. on June 12, 2002. Our common shares were listed on the Canadian Venture Exchange under the trading symbol “DUR” until we voluntarily delisted on September 21, 2000.

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

Effective July 18, 2005, TAG Oil Ltd. commenced trading on the TSX-V under the symbol “TAO”. We continue to trade on the OTCBB under the trading symbol “TAGOF”.

On January 16, 2006, the Company was re-domiciled from a company subsisting under the Business Corporations Act (Yukon) back to British Columbia by way of continuance under the Business Corporations Act (B.C.) (the “B.C. Act”), which replaced the Company Act (B.C.) in 2004.

Principal Operations, Capital Expenditures & Divestitures

During the last three fiscal years and up to September 19, 2008, the Company has completed a variety of significant expenditures on (including acquisitions), and some divestitures, of its oil and gas properties in the normal course of operations.

During the fiscal year ended March 31, 2008:

The Company incurred $5,012,087 (2007: $2,145,899) in costs during the 2008 fiscal year relating to the Cheal oil field production facilities located at PMP 38156-S (30.5% interest) and $407,836 (2007: $3,224,952) in costs were incurred on other aspects of field development.

During the 2008 fiscal year the Cheal production facilities were completed, commissioned and are fully operational and the three producing wells located at the Cheal B-Site permit area were tied-in to permanent flowlines back to the production facility. As at March 31, 2008 there were six wells tied into the Cheal facility.

Production for the year averaged 465 bbls gross per day (TAG: 142 bbls per day). Additional drilling is required to increase daily production and the Cheal Joint Venture is also consindering the implementaion of a formal cycling plan to manage gas to oil ratios, while studies are also being conducted to identify the potential benefits of a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 mmscf being exported to the Waihapa Production Station.

In July 2008, the Waihapa Production Station was temporarily shut down due to inadequate supplies of gas to the facility from other sources. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. The minor amounts of residual gas is processed at the Waihapa Production Station and sold. As a result of the shut down, processing of raw gas from Cheal into the Waihapa Production Station has been suspended.

Since the Company acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 214,831 barrels of oil to March 31, 2008. From November 2004 to March 31, 2008, however, the Cheal oil field has produced 308,525 barrels of oil.

The Company relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765, has sold its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260 and has written-off the net costs associated with each permit. The Company also elected to write-off all costs associated with its interest in PEP 38758 after an assessment was completed that determined that the costs related to the permit were unlikely to be recovered.

Pursuant to an agreement dated September 6, 2007 the Company sold its interest in PMP 38157 for NZ$266,000.

In October 2007, the Company signed a letter of intent (“LOI”) with New Zealand based Genesis Energy Limited (“Genesis”) to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required from the MED.

The Company signed an agreement with Discovery Geo Corporation (“Discovery”) to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit, which is conditional to receiving consent from the MED.

The Company also reached an out of court cash settlement with its Joint Venture partner in PEP 38260 where the Joint Venture partner paid NZ$600,000 to the Company in exchange for the cancellation of the Company’s interest in PEP 38260.

During the year ended March 31, 2008, the Company recorded a write-down of $6,561,682 associated with its oil and gas properties after the Company completed an assessment that determined that the costs related to each permit were unlikely to be recovered.

Subsequent to the fiscal year ended March 31, 2008:

The Cheal A6 development well on PMP 38156-S (TAG: 30.5% interest) was drilled in the first quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A-Site surface location reaching a total depth of 1930 meters. The well intercepted oil bearing MM3 sands at approximately 1818 meters, but the net sand interval was interpreted as too thin that made the well uneconomic to complete. The well was plugged and abandoned and a whipstock plug was set at 1350 meters for a side track well. Cheal A6ST was drilled approximately 150 meters to the south of Cheal A6 reaching a total depth of 1936 meters. An assessment of the subsurface data indicated a sub-commercial hydrocarbon discovery and the well was plugged and abandoned.

The Cheal A7 development well on PMP 38156-S (TAG: 30.5% interest) was drilled in the second quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A site surface location reaching a total depth of 1848 meters. Following a short-term production test, the well has commenced production through the Cheal facility.

In May 2007 the Company signed a formal agreement with a subsidiary of New Zealand based Genesis to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The agreement is conditional to obtaining the consent of the MED. Genesis has also agreed to pay our forward costs.

In April 2008 the Company received consent from the MED approving the agreement with Discovery to sell the Company’s 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit.

During the fiscal year ended March 31, 2007:

The Company continued its exploration and acquisition focus in New Zealand, as well as commencing production from its Cheal oil field, as described below.

In June 2006, the Company made a cash payment of $12.8 million, issued five million common shares from treasury and granted a 0.775% gross overriding royalty on PEP 38738-D to acquire all of the outstanding shares of Cheal Petroleum Limited (“Cheal Petroleum”), PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal Petroleum holds a 30.5% interest in the Cheal oil field (PMP 38156-S and PEP 38738-S) and a 15.1% interest in the Cardiff Deep Gas Prospect (PMP 38156-D and PEP 38738-D).

The Company incurred $3,224,952 in costs during the 2007 fiscal year relating to drilling activities and $2,145,899 that was spent on the Cheal oil field production facilities.

The Cheal oil field had been in production using temporary facilities since July 2006, utilizing wells on both the Cheal A and B sites, and together they produced a total of 45,094 barrels of oil to March 31, 2007 and a total of 81,527 barrels of oil to June 30, 2007.

The Company had made $8,644,599 of expenditures during the year relating materially to the drilling of the Radnor-1a well on PMP 38157 (25% interest). The Radnor-1a well was operated by the Company and the Company paid 100% of the costs of the well, but gas inflow rates were considered sub-economic and well data required further analysis.

During the 2007 fiscal year the Company incurred $2,303,203 relating to the drilling, completing and testing of the Mangamingi-1 well on PEP 38758 (100% interest). Mangamingi-1 reached a total depth of 1,871 meters, was perforated and flowed natural gas to flare along with some formation water at uneconomical rates and, as a result, was plugged and abandoned.

The Company also incurred $777,331 of costs primarily associated with the Joint Venture’s drilling of the Ratanui-1 well on PEP 38741 (45% interest). After evaluating wireline and drilling data the Joint Venture plugged and abandoned the well.

During the year ended March 31, 2007 the Company’s Joint Venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company was in default of its obligations. On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

During the fiscal year ended March 31, 2007, the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767 and wrote-off the costs associated with each permit. The Company also elected to write-off all costs associated with its interests in PEP 38757, PEP 38341, PEP 38751, PEP 38256 and PEP 38758 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered. The Company also wrote-off certain costs associated with PMP 38157 that, at March 31, 2007, the Company deemed to be unrecoverable.

During the fiscal year ended March 31, 2006:

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

The Company participated in three unsuccessful exploration wells and three exploration wells to determine their commercial viability in combination with future successful wells, all of which are located in onshore Taranaki, New Zealand. The Company incurred $3,053,078 in costs for the unsuccessful wells drilled during the 2006 fiscal year, which were: the Richmond-1 well on PEP 38745, the Konini-1 well on PEP 38751 and the Arakamu-1 well in PEP 38757. The Company incurred $1,499,138 of costs associated with wells that were under evaluation to determine commerciality, which were: the SuppleJack-1 well on PEP 38741 and the SuppleJack South-1 and SuppleJack South-1a wells on PEP 38765.

During the 2006 fiscal year the Company wrote-off PEP 38480 as this permit was relinquished after negotiations with the MED did not result in amended exploration terms for the permit. In addition the Company wrote-off the costs related to the Hursthouse-1 well as it was determined that the costs associated with this well were unlikely to be recovered in the future.

Financing:

On June 16, 2006, the Company completed a brokered private placement financing of 40,000,000 shares at a price of $0.75 per share for gross proceeds of $30,000,000, and the Company also issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company’s shares on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited.

On May 19, 2005, the Board approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment, was approved by the warrant holders, and reduced the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days. These warrants expired unexercised during the 2006 fiscal year.

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

Public Takeovers

The Company is not aware of any public takeover by third parties in respect of its shares, or by the company of any other company’s shares, either planned or having occurred during the last and current financial year.

B.        Business Overview

Nature of Operations

We are an independent oil and gas acquisition, exploration, development and production company, incorporated in British Columbia, Canada, with all our interests in hydrocarbon exploration prospects currently being in New Zealand. We are involved in the exploration for and production of hydrocarbons and all of our current property holdings, with the exception of PMP 38156-S, are in the grass roots or primary exploration stage. Beginning in fiscal 2007 we began earning revenues from the sale of hydrocarbons, but the extent of such revenue may be affected by principal markets for hydrocarbon products, seasonality of products, or marketing channels. We do not have a reliance on raw materials, or any significant patents or licences, as we operate in an extractive industry.

We compete with other companies in bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Australasian region. We are also subject to government regulation of the oil and gas properties we hold and in the operations we conduct on those properties. The effects of these regulations are described in Item 4.D – “Property, Plant and Equipment”.

The development of the Cheal oil field commenced in August 2006, which included completing a production facility designed to have the capacity to process up to 2,000 barrels of oil per day and 3 million cubic feet of gas per day from up to ten development wells. The construction of the production facility commenced in 2006 and was completed in September, 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are now fully certified and were formally opened on October 8, 2007.

There is no spot market for natural gas in New Zealand, which means that all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses. The Company did not sell any gas in 2006 or 2007.

During the 2008 fiscal year, a total of 169,737 barrels of oil (TAG: 51,770) were produced and 154,240 barrels of oil (TAG: 47,043) were sold. The Company’s share of production from the Cheal oil field is 30.5% . As commercial arrangements for the transportation, storage, processing and sale of the Company’s crude oil production have been completed and are in operation, different marketing channels are not currently required. The Company’s gas and LPG sales arrangements have been placed on hold due to the Company’s third party processor’s plant being shut down in July 2008. The Company is therefore, with its Joint Venture partner, making efforts to help facilitate the restart of the third party plant and investigating possible alternative gas sales channels. Solution gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity being exported via pipeline and sold or sold into the local grid. During the 2007 fiscal year, a total of 45,094 barrels of oil (100%) were produced, and 44,731 barrels were transported to the Waihapa Production Station and sold to Swift Energy Company. All gas produced in fiscal 2007 was associated with production testing and was flared to atmosphere in compliance with consent conditions or used for on-site electricity generation.

The Company’s business is not seasonal, except to the extent that:

  forecast weather may determine the timing of operations and weather delays may affect the speed of completion of operations; and

  its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the U.S. driving season) and in the winter months (for the northern hemisphere heating oil season).

The Company’s revenues are also partially reliant on local gas prices (and in the ability to process gas) in New Zealand, which are not affected by seasonality. As gas is sold under long term contracts, gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

The Company is not dependent upon any significant patents or licenses, except that most of the plant at the Company’s new production station at the Cheal field was designed specifically for the production station. The vessels, heat exchangers and piping are specific to the Cheal process. The designs of the power fluid pump, coalescing filter, and export compressor have been patented by their respective suppliers.

Management is assisting the Cheal oil field’s operator, Austral, in negotiating a renewed oil sales contract with the field’s main crude customer. The proposed arrangements will be similar to those that have operated successfully for the last twelve months as of the date of this Annual Report. The contract will likely be a “whole field” contract governing combined sales from both of the Cheal oil field’s Joint Venture parties. The vast majority of Cheal crude oil is sold via this contract and so the Company’s revenue will depend substantially upon it. The Company has a Cheal gas and LPG sales contract that requires a minimum 12 month termination period. The sales price for both gas ($/GJ) and LPG ($/litre) are specified in this contract and adjusted annually using a price producer’s index. Gas and LPG are processed by a third party for the Cheal Joint Venture for a fixed fee per mscf; the processing fee is also adjusted annually using the same price producer’s index. However, as the third party processing plant has been shut since July 2008 the sales contract has not been active since this time, while active gas and LPG sales contributed around 5% of the monthly revenue that Cheal oil sales generated. Aside from Cheal, there can be no assurance that production from other fields will develop.

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

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to hazardous substances, environmental effects, health and safety, land access, permit conditions, and those regulations which relate to all companies operating in the relevant jurisdictions such as corporate governance, taxation, and employment laws. The effects of those regulations are detailed in Item 3.D – “Risk Factors”, and in Item 4.D – “Property, Plant and Equipment”. Such regulations do not in general have a material effect on the Company’s business, and do not affect the Company’s business in a manner different from the effects on other companies competing in the same industry.

C.        Organizational Structure

TAG (a company incorporated in Canada, whose common shares are listed on the OTCBB in the U.S. and the TSX-V in Canada) is a parent company of, and conducts its operations in part through its wholly-owned subsidiaries, as set out below (as of March 31, 2008):

1.	TAG Oil (NZ) Limited, organized pursuant to the laws of New Zealand;
2.	TAG Oil (Canterbury) Limited, organized pursuant to the laws of New Zealand; and
3.	Cheal Petroleum Limited, organized pursuant to the laws of New Zealand.

The Company owns 100% of the above subsidiaries and also holds 100% of the voting rights of each.

D.        Property, Plant and Equipment

Material Tangible Fixed Assets

Our major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in New Zealand in the past three years, and owns interests through its wholly owned subsidiaries in Joint Ventures in government issued petroleum permits or licences, as set out in the table below, under the heading “Principal Petroleum Properties”. These licences and permits authorize the Company to prospect and explore, and (in certain permits) to mine, for hydrocarbons.

The Cheal production facilities were constructed during 2006 and 2007, commissioned in August 2007, and officially opened on October 8, 2007. Final commissioning of the pipelines and Cheal B site were completed on December 10, 2007. The Company owns a 30.5% interest in these assets, which is in accordance with PEP 38738-01 Joint Venture operating agreement that now applies to PMP 38156.

More detailed descriptions of the Company’s principal petroleum properties can be found below, under the heading “Principal Petroleum Properties”.

Major Encumbrances Thereon

The Company did not have any major encumbrances, liens or mortgages on its assets as of March 31, 2008.

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

On deposits of petroleum known to exist before June 30, 2005 or discovered after December 31, 2009 the New Zealand Government reserves a royalty of:

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

On deposits of petroleum discovered in the period June 30, 2004 to December 31, 2009 where an exploration permit is held, the New Zealand Government reserves a royalty of:

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

Environmental Regulation in New Zealand

In New Zealand, on land and in waters within twelve miles of the coast, the Resource Management Act 1991 (the “Resource Act”) controls users of natural and physical resources, including petroleum explorers, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Act places the emphasis on assessment of the effect the proposed activity will, or might, have on the environment with a view to promoting sustainable management. Under the Resource Act, most of the responsibility for managing resources and their use is given to local authorities. Regional and district councils must produce and continuously update planning schemes for their jurisdictions which establish procedures and standards for assessing and approving environmental standards in accordance with the Resource Act.

Carbon Emissions Regime in New Zealand

The New Zealand government is a signatory to the Kyoto protocol and, in order to meet the requirements of this protocol, it is implementing climate change initiatives. Recently, the government released a Framework for a New Zealand Emissions Trading Scheme and the New Zealand Energy Strategy. The government has signalled in these documents the intention to implement an emissions trading scheme and measures to encourage the use of renewable sources of power for electricity, to only allow new thermal generation in circumstances where security of supply requires, to reduce transport emissions, and to promote efficiency in the use of energy.

A proposed bill is now before the New Zealand Parliament and under going the consultation process to introduce a cap and trade emissions trading scheme. Liquid fossil fuels are proposed to come under the scheme in January 2009 and natural gas in January 2010. The unit of trade is proposed to be linked to international Kyoto units. The bill also proposes a 10 year moratorium on the building of new thermal power generation unless required for security of supply. To fit within the exception, an exemption will be required from the Minister of Energy who will make this decision based on advice from the New Zealand Electricity Commission.

TAG, along with other members of the oil and gas exploration and production community in New Zealand, is eligible for involvement in the government consultation process. The current expectation is that TAG oil sales will be exempt from the scheme given these are exported to the East Coast of Australia. TAG is also monitoring Australian government climate change initiatives in this regard.

In regard to natural gas, given that New Zealand gas sales from January 2010 are likely to be covered by the emissions trading scheme.

Principal Petroleum Properties

For definitions of technical terms in the following description of properties, see the “Glossary of Industry Terms” at the beginning of this Annual Report.

The following is a summary of the principal interests held by the Company. The Company’s properties are located in the onshore portion of the Taranaki Basin in New Zealand that lies along the west coast of the North Island and are exploration permits, except for the Cheal (PMP 38156-S), Cardiff (PMP 38156-D) and Kahili (PMP 38153) properties. All of the Company’s interests in the Taranaki Basin cover approximately 15,827 net acres. The Taranaki Basin is a lightly explored area with established commercial production. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Taranaki Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro, Kaimiro and Cheal fields. All these fields are currently in production, with Cheal being in production for the Company, and the other fields being in production for other owners. Apart from our interests in the following hydrocarbon exploration properties, we hold only minor office assets for the purpose of operating our business and we carry inventory consisting of oil and gas consumables.

The following figure shows the locations of the Company’s permits held at March 31, 2008:

The following table summarizes the Company’s permits held at March 31, 2008:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s

PMP 38153	Taranaki	15	5.99	0.8985
PMP 38156-S	Taranaki	30.5	30.3	9.2411
PMP 38156-D(1)	Taranaki	15.1	30.3	4.5753
PEP 38738-S	Taranaki	30.5	46.51	14.1363
PEP 38738-D(1)	Taranaki	15.1	46.51	7.023
PEP 38746	Taranaki	16.67	27.01	4.5026
PEP 38748	Taranaki	33.33	32.011	10.6693
PEP 38758	Taranaki	100	24.55	24.55

(1)

Subsequent to the 2008 fiscal year end, the Company signed a formal agreement with a subsidiary of New Zealand based Genesis to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The sale of these interests is conditional to obtaining the consent of the MED.

During the year ended March 31, 2008 the Company relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765 and has sold or assigned its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260.

For further detail on each property, and work done during the year, please refer above to Item 4.A - “History and Development of the Company” and to the Company’s audited consolidated financial statements (Item 17). For details of planned work to be done on each property before March 31, 2009 and for the estimated cost thereof see below Item 5.B - “Liquidity and Capital Resources” below.

Cheal and Cardiff Fields (PMP 38156 and PEP 38738)

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal Petroleum owns a 30.5% interest in PEP 38738-S containing the Cheal oil field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 ($12,839,074), 5 million shares of the Company and a 0.775% gross over-riding royalty on PEP 38738-D. PEP 38757 Limited and PEP 38758 Limited were subsequently removed from the companies register in New Zealand as they did not contain any assets.

PEP 38738 and PMP 38156 are divided separately into deep and shallow strata sections that are held by separate Joint Ventures. The Company holds interests in both the deep and shallow sections as described above.

PMP 38156-S (Cheal Field - Shallow)

A mining permit, referred to as PMP 38156, was granted to the Company by the MED on July 26, 2006 covering 30 square kilometres (of the total 90 square kilometres originally held under PEP 38738-S and PEP 38738-D) that contains the Cheal oil field and the Cardiff deep gas prospect for an initial term of 10 years with a right to extend the term of the mining permit following delineation of further reserves. The remaining 60 square kilometres remains in PEP 38738-S and PEP 38738-D. Upon approval of the development plan, and grant of the mining permit, development of the Cheal oil field commenced from August 2006. The production facility and development operations are located on two sites, the Cheal A site and the Cheal B site, which are less than a mile apart.

The Cheal A site is the location of the Cheal production facility as well as producing wells, Cheal A1, Cheal A3 and Cheal A4, and Cheal A7. Construction of the production facility at the Cheal A site commenced in 2006 and was completed in September, 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are fully certified and were formally opened on October 8, 2007. For details of planned work to be done before March 31, 2009 see Item 5.B - “Liquidity and Capital Resources” below.

Development at the Cheal B site in 2006 consisted of drilling four wells (Cheal B1, B2, B3 and B4), located to the north of the Cheal A site. Cheal B1, B2 and B3 were completed as producers and brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site. Cheal B4 was an exploration well targeting Moki, Mount Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognized limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal oil field, but lacked economic thickness of reservoir rock. This well may be sidetracked in due course and completed as a producer.

Commercial arrangements for the transportation, storage, processing and sale of the Company’s crude oil production have been completed and are in operation, so different marketing channels are not currently required. Since July 2008, the Company’s gas and LPG sales arrangements have been placed on hold due to the Company’s third party processor’s plant being shut down. Efforts are being made by the Company and its Joint Venture partner to help facilitate the restart of the third party plant, and, investigate possible alternative gas sales channels. During the 2008 fiscal year, the Cheal oil field produced a total of 169,736 (2007: 45,094) gross barrels of oil and 154,240 (2007: 44,731) gross barrels of oil were sold with associated solution gas produced being used primarily to generate electricity for on-site use, with the excess electricity initially being sold into the local grid. The minor amounts of residual gas is processed at the Waihapa Production Station and sold. The Company’s 30.5% share of oil produced and sold for the year was 51,770 (2007: 13,643) and 47,043 (2007: 13,754), respectively. The Company’s share of production costs for the 2008 fiscal year was $1,552,752 (2007: $361,328) while depletion and royalties amounted to $1,281,614 (2007: $324,022) and $209,096 (2007: $43,425), respectively.

Drilling of the Cheal A6 well commenced on June 10, 2008 and Cheal A7 commenced oil production through a temporary tie back for a three month period commencing on August 29, 2008 while permanent installations are planned. Once permanent production from all available wells is brought on stream, TAG has forecasted the Cheal field’s gross production to average approximately 400 to 500 bpd going forward until the end of 2009. Further development activities to increase this forecasted production will be based on sound economics and data from recent operations, after the joint venture addresses challenges faced with producing waxy crude oil and the costs that are associated.

The Cheal A6 well spudded on June 10, 2008 followed immediately by Cheal A6ST and A7. Cheal A6 and A6ST were abandoned as sub-economic oil discoveries, but Cheal A7 was found to have commercial oil indications in the Mount Messenger formation and commenced oil production through a temporary tie on August 29, 2008. Permanent installations for the Cheal A7 well are presently being planned and are scheduled for installation in December 2008. As of the date of this Annual Report, all productive wells are connected to the Cheal facility, which allow the Company to forecast a total field production rate through to the end of the year of approximately 500 bopd. The Cheal Joint Venture will monitor production closely over approximately the next 5-6 months, then proceed to incorporate that data into any further development plans for this pool. Cheal crude oil tends to be waxy, and wax build-up within the downhole flowing equipment has proven problematic, which restricts flow rates over time. The Cheal Joint Venture is considering a number of potential remedies to address this issue, including downhole electric heaters and/or power fluid additives. Solving the wax problem at Cheal has the potential to increase daily production, as well as increase overall recovery, from this new pool.

PMP 38156-D (Cardiff Field - Deep)

No reserves have been assigned to this property.

In May 2008, a formal agreement was signed with Genesis and the two permit interests will be formally assigned to Genesis upon receipt of consent from the MED. Genesis has also agreed to pay our forward costs.

Reserves

For definitions of technical terms in the following description of the Company’s reserves, see the “Glossary of Industry Terms” at the beginning of this Annual Report and NI 51-101.

The Company’s reserves disclosures that report on the Company’s reserves and production as at March 31, 2008 and for the 2008 fiscal year are in the form of:

  Statement of Reserves Data and Other Oil and Gas Information;

  Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor; and

  Report of Management and Directors on Oil and Gas Disclosure.

The Cheal oil field on PMP 38156-S is the Company’s only property with attributed reserves during the fiscal year ended March 31, 2008.

As of March 31, 2008, approximately 60.49% of the gross recognized proved hydrocarbon reserves on the Cheal oil field are now classified as Proved Developed Reserves (793,000 barrels gross of Proved Developed Reserves out of a total of 1,311,000 barrels gross of Total Proved Reserves). Sproule prepared an independent report for the Company (see Technical Report prepared by Sproule and filed on www.sedar.com) as at March 31, 2008, which was also completed using data obtained from the Company’s subsidiary, Cheal Petroleum, and from public sources. As at March 31, 2008 Sproule assigned 210,000 barrels (Company share) of Proved Developed Reserves, 135,000 barrels (Company share) of Proved Undeveloped Reserves, 298,000 barrels (Company share) of Probable Reserves and 271,000 barrels (Company share) of Possible Reserves. Sproule also assigned a present value to TAG’s share of Proved and Probable Reserves located at the Cheal oil field of US$28.18 million, based on year end oil prices and a 10% discount rate. The assessment has assigned gross Proved and Probable Reserves within the Cheal oil field of 2.783 million barrels.

An independent report dated as of March 30, 2007 was prepared for the Company by Sproule in respect of the Cheal oil field and was completed using data obtained from the Company’s subsidiary, Cheal Petroleum, and from public sources. As at March 31, 2007 Sproule assigned 397,900 barrels (Company share) of Proved Undeveloped Reserves, 294,100 barrels (Company share) of Probable Reserves and 265,400 barrels (Company share) of Possible Reserves. Although the Cardiff deep gas prospect was included in the area of PMP 38156, Sproule did not assess the prospect and there has been no reserves assigned to this prospect to the date of this Annual Report.

Copies of the reserves disclosure documents and technical reports prepared by Sproule may be viewed at www.sedar.com.

Competition

Please refer to Item 3.D – “Risk Factor” under the heading “Competition”.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s historical financial and operating results for the years ended March 31, 2008, 2007, and 2006 should be read in conjunction with (i) the audited consolidated financial statements of the Company for the years ended March 31, 2008, 2007, and 2006, together with the notes related thereto and (ii) Item 4 - “Information on the Company”. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 12 to the audited consolidated financial statements.

All dollar values are expressed in Canadian dollars, unless otherwise stated.

A.        Operating Results

Summary

During the 2008 fiscal year, the Company commenced production from its permanent production facility located at the Cheal field and has generated sales and revenue from operations. We remain in the exploration and evaluation stage with respect to our other oil and gas properties.

The Company’s operating and financial highlights for the year ended March 31, 2008 include the following:

  Completing and commissioning permanent production facilities for the Cheal oil field. The pre- commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The production facility is fully certified and was formally opened on October 8, 2007. Three further Cheal wells (Cheal B1, B2 and B3) were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site;

  Implementing significant organizational changes to the management of the Company, including the appointment of a new Chief Executive Officer;

  Sale of its 25% interest in PMP 38157 for NZ$266,000, pursuant to an agreement dated September 6, 2007; and

  The Company signed a LOI with Genesis to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits, which is conditional to a formal agreement being signed as well as consents required from the MED.

The Company’s operating and financial highlights subsequent to the year ended March 31, 2008 included the following:

  The Company and Austral resolved a dispute related to the construction of the Cheal production station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. Furthermore, in the event Cheal A7 is successfully completed for production, the Company will receive an additional US$250,000 payable in equal installments over twelve months. Subsequent to the agreement, Austral issued additional common shares at a price less than NZ$0.88. So, under the Company’s anti-dilution protection clause, the Company was to have been issued approximately 750,000 additional Austral common shares. Austral has disputed the timing for issue as well as certain aspects of how the anti-dilutive protection applies to future Austral financings. The Company is considering its options to collect these shares from Austral;

  Implementing the appointment of a new director, John Vaccaro, which was followed by the resignation of David Bennett;

  Sale of its 35.5% interest in PEP 38342 to Discovery for a combination of cash and a 1.11% royalty on future production on the permit;

  Sale of its 15.1% interest in PEP 38738-D and PMP 38156-D to Genesis containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits, although legal transfer of the licenses remains subject to government approval, and Genesis has also agreed to pay our forward costs; and

  Drilling Cheal A6, A6ST and A7 in PMP 38156-S as described above in Item 4.A – “History and Development of the Company” under the heading “Principal Capital Expenditures & Divestitures”.

We have experienced losses in each of our fiscal years and at March 31, 2008 had not yet achieved break-even cash flow. Our main sources of capital currently stems from the sale of oil and gas and the issuance of equity securities, which has a dilutive effect on our shareholders. Total losses incurred since incorporation to the period ending March 31, 2008 were $38,643,358. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs in combination with the ability to execute the Company’s development and production of reserves.

Results of Operations – 2008 Compared to 2007 and 2006

During the 2008 fiscal year, we have conducted our operations primarily as a production exploration company with international operations being conducted primarily through our interest in six petroleum permits located in the Taranaki Basin of New Zealand. Our primary acquisition during the 2007 fiscal year was acquiring an interest in Cheal Petroleum, which holds a 30.5% interest in the Cheal oil field, and at March 31, 2008 there were six wells producing at the Cheal oil field.

During the 2008 fiscal year, the Company received oil revenue from the Cheal oil field production of 169,737 (2007: 45,094) gross barrels of oil and 154,240 (2007: 44,731) gross barrels of oil sold. For the 2008 fiscal year, the Company’s 30.5% share of oil sold and produced was 47,043 (2007: 13,754) and 51,770 (2007: 13,643), respectively. Since the Company acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 214,831 barrels of oil to March 31, 2008. From November 2004 to March 31, 2008, however, the Cheal oil field has produced 308,525 barrels of oil. Subsequent to March 31, 2008 and up until June 30, 2008 the Cheal oil field produced an additional 43,707 barrels of oil (Net to TAG: 13,331 barrels) and sold 51,340 barrels of oil (Net to TAG: 15,659 barrels). The Company’s share of production costs for the 2008 fiscal year amounted to $1,552,752 (2007: $361,328) while depletion and royalties amounted to $1,281,614 (2007: $324,022) and $209,096 (2007: $43,425), respectively. The Company expects production costs per barrel to be reduced when the field development plan is completed allowing for production to become more consistent and efficient.

The Company’s revenue for the 2008 fiscal year consisted of production revenue materially derived from the sale of oil from the Cheal oil field totalling $4,103,954 compared to $938,838 in oil and gas revenues for 2007 fiscal year and nil in 2006 fiscal years. In addition, the Company also received interest income of $426,590 compared to $841,569 of interest income being recorded for the 2007 fiscal year and $399,684 of interest income in the 2006 fiscal year. Interest income decreased for the year when compared to the same period last year as a result of the Company’s lower working capital balances.

The Company plans to continue to maintain its permits in good standing with the MED and to lodge additional term applications accordingly.

The Company had a net use of cash of $1,500,481 from operating activities for the year ending March 31, 2008 compared to a net use of cash of $654,507 (2006: $2,038,848) for the comparable year ending March 31, 2007.

The Company incurred a net loss for the 2008 fiscal year of $7,979,915 ($0.09 per share) compared to a loss of $18,558,466 ($0.22 per share) for the same period last year and a loss of $1,425,562 ($0.04 per share) for the 2006 fiscal year, a difference resulting primarily from an increase in production revenue to $4,103,954 (2007: $938,838, 2006: Nil) and a decrease in oil and gas property write-offs to $6,561,682 (2007: $17,246,651, 2006: $358,699) for the 2008 fiscal year.

The Company incurred $2,321,093 in general and administrative (“G&A”) expenses for the year ended March 31, 2008, compared to $2,066,665 for the year ended March 31, 2007 and $1,404,864 for the year ended March 31, 2006.

G&A costs for the 2008 fiscal year increased to $2,321,093 from $2,066,665 last year primarily due to the Company’s increased activity levels relating to general exploration opportunities and reports. The main items, other than general exploration opportunities and reports, contributing to the increased G&A were directors fees and consulting fees. Costs related to exploration and reports accounted for a significant percentage of the increase because of the Company’s commitments to the Cheal development plan during the fiscal year. The Company also paid severance amounts in lieu of notice and termination of the President and Chief Executive Officer. We believe that the G&A costs of the Company for the 2009 fiscal year will likely decrease as a result of reducing operating costs in our New Zealand operations as detailed in this Annual Report.

The Company also recorded stock option compensation costs of $80,283 in fiscal year 2008 (2007: $107,782) relating to the amortization of the fair value compensation cost of stock options granted during the year.

During the 2008 fiscal year, the Company recorded a write-down amounting to $6,561,682 in costs associated with permits PEP 38741, PEP 38342, PMP 38156-D, PMP 38157, PEP 38765 and PEP 38758, as the Company had agreed to either relinquish the permits or assign them to arms-length parties and the costs associated with the permits were deemed unlikely to be recovered a future date.

During the 2008 fiscal year, the Company also wrote-down inventory by $201,431 (2007: $209,959) to recognize its net realizable value.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

Our cash reserves are held in Canadian, U.S. and New Zealand dollars, and we incur the majority of our petroleum property expenditures in New Zealand dollars. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar has a detrimental effect to us as our expenses incurred would, in turn, increase in Canadian and U.S. dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

The Company recorded a foreign exchange loss for the year amounting to $863,843 in fiscal year 2008 compared to a foreign exchange gain of $134,530 in fiscal year 2007. The foreign exchange loss for the year was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

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

Critical Accounting Policies

Differences between Canadian and US GAAP

These audited consolidated financial statements included herein have been prepared in accordance with Canadian GAAP. Note 12 “Differences between Canadian and United States Generally Accepted Accounting Principles” to the audited consolidated financial statements discusses material differences between Canadian and US GAAP as they affect such audited consolidated financial statements.

Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian GAAP, which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Stock-based Compensation

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

New Accounting Pronouncements

On April 1, 2007 the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

There have been no other material changes in accounting policies applied during the year ended March 31, 2008. For future changes in accounting policies refer to note 3 of Item 17.

B.        Liquidity and Capital Resources

Liquidity

In prior fiscal years the Company has maintained its liquidity and has funded its operations primarily from the sale of its common shares. During the 2008 fiscal year, the Company funded its operations through proceeds from the sale of oil and gas. The Company relies on oil and gas sales proceeds and its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company’s shareholders, to fund work commitments. If the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its work commitments.

As at March 31, 2008, the Company had $6,553,101 in cash and cash equivalents and $7,511,039 in working capital. This compares to $13,425,795 (2006: $18,753,695) in cash and cash equivalents and $13,650,792 (2006: $17,843,233) in working capital for the year ended March 31, 2007.

At March 31, 2008, the Company’s current assets were $9,106,065, including cash on hand of $6,553,101 and accounts receivable of $1,537,078, and the current liabilities were $1,595,026.

We believe that we have sufficient capital to fund our operations for the next twelve months and maintain our interests in all of our current New Zealand based permits through to the end of the 2009 fiscal year. However, owing to the inherent risks of oil and gas acquisition, exploration, development and production it is uncertain whether we will continue to generate sufficient income and/or secure outside sources of capital in an amount that is sufficient for us to continue with our expected operations beyond the end of the 2009 fiscal year. Due to the exploratory nature of our business, traditional forms of debt financing may not be available to us and the Company may look at opportunities to farm-out, reschedule or defer some of our capital expenditures. The Company may also consider selling certain assets.

Financial Instruments, Treasury Activities

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence. The Company considers its capital structure to include shareholders’ equity and working capital. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs. The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

The nature of the Company’s operations exposes the Company to credit risk, liquidity risk and market risk. In addition, changes in commodity prices, foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income. The foregoing provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

Our capital resources historically have been comprised primarily of funds provided by private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. As a result of our brokered private placements in March and September 2005 and June 2006, our capital resources expanded to a broader group. These capital resources are not anticipated to change during the 2009 fiscal year. Our access to capital is always dependent upon general financial market conditions.

Cash and cash equivalents are held primarily in U.S. dollars. The Company has an ongoing requirement for New Zealand dollars to meet certain operational and administrative expenses. This requirement is met by utilizing the spot foreign exchange market to sell U.S. dollars and purchase New Zealand dollars. The Company currently has no instruments in place for foreign exchange hedging purposes.

The Company did not conduct any financing activities for the year ended March 31, 2008. During the 2007 fiscal year, financing activities provided cash of $28,054,682 from the issuance of common shares. Namely, the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of US$0.75 per share. On June 16, 2006 the Company also issued 5,000,000 shares valued at $0.70 per share, as partial consideration for the acquisition of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited. During the 2006 fiscal year, financing activities provided cash of $20,371,485 from the issuance of common shares. The Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share. On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share. In connection with the financing the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share that expired unexercised, subsequent to the 2006 fiscal year end.

Investing activities used cash of $5,372,213 in fiscal 2008, for property and equipment expenditures that pertain to acquisition, exploration and development work on our New Zealand oil and gas properties. For the similar period last year, the Company used $32,728,075 of cash for acquisition and exploration work on our New Zealand oil and gas properties.

Therefore, the net impact of all cash activities during the twelve months ended March 31, 2008 resulted in a net decrease in cash of $6,872,694, compared to a net decrease in cash of $5,327,900 for the year ended March 31, 2007.

Material Commitments for Capital Expenditures

As at the date of this Annual Report, we plan to spend approximately $2,550,000 in fiscal 2009 to meet our material commitments associated to our plan of operations, which includes exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to PMP 38156-S where approximately $2,300,000 will be spent on drilling the Cheal A6, A6ST and A7 wells and paying for associated development costs. The Company has also committed to drilling a well on PEP 38738-S, an exploration permit that includes the acreage of the original Cheal exploration permit that remained after PMP 38156-S was granted over a portion of the permit. This well is anticipated to be drilled in June or July 2009.

The Company expects to fund its material commitments for fiscal 2009 from working capital and net cash flow from operations.

C.        Research and Development, Patents and Licences

Not applicable.

D.        Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in U.S., Canadian, and New Zealand dollars and we incur our exploration expenditures in New Zealand dollars. Refer to Item 3.D – “Risk Factors” under the heading “Effect of Different Currencies”.

E.        Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.        Tabular Disclosure of Contractual Obligations

As at March 31, 2008 the Company had various commitments and obligations that were largely in respect to permit work programme obligations and the Company’s share of approved Joint Venture expenditures.

The following table sets forth our contractual obligations as at March 31, 2008:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease	-	-	-	-	-
Obligations
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other Long-Term
Obligations (1)	$2,550,000	$2,550,000	-	-	-
Other Long-Term Liabilities
Reflected on the Company’s
Balance Sheet under the
GAAP of the primary
financial statements	-	-	-	-	-
Total (2)	$2,550,000	$2,550,000	-	-	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at March 31, 2008. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

G.        Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

As at September 19, 2008 the directors and senior management of the Company are as follows:

Name (1)	Residence	Position

Garth Johnson (2)	Surrey, B.C., Canada	Chief Executive Officer, Chief Financial Officer, Corporate Secretary and Director

John Vaccaro (3)(5)	Penticton, B.C., Canada	Director

Dan Brown (3)(4)(6)	Langley, B.C., Canada	Director

Giuseppe (Pino) Perone (3)(4)(6)	Vancouver, B.C., Canada	Director

David McCall (7)	Wellington, New Zealand	Engineering and Developments Manager

Carlos Kazianis (8)	Wellington, New Zealand	Operations Geologist

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.
(2)	Garth Johnson was appointed as Chief Executive Officer of the Company effective September 1, 2007.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	John Vaccaro was appointed as a director of the Company on June 11, 2008.
(6)	Dan Brown and Giuseppe (Pino) Perone were appointed as directors of the Company on July 20, 2007.
(7)	David McCall was appointed as Engineering Manager in January 2007.
(8)	Carlos Kazianis was appointed as Operations Geologist of the Company in November 2006.

Mr. Garth Johnson joined the Company as the corporate accountant in 1997. Mr. Johnson is a Certified General Accountant with over ten years of experience in executive management, acquisitions, finance, accounting and regulatory reporting for public companies and is currently the Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Company. Mr. Johnson is also the President, Chief Executive Officer and a director of Trans-Orient, as well as the Chief Financial Officer of AMG.

Mr. John Vaccaro joined the Company as a director on June 11, 2008. Mr. Vaccaro has over 20 years of experience in the financial services industry and, until 2006, acted as a senior investment executive with major international brokerage firms. Since 2006, Mr. Vaccaro has established a private client consulting practice in the financial services sector. Mr. Vaccaro is a member of the Fellowship of the Canadian Securities Institute and holds a degree from the University of British Columbia in Urban Land Economics with double Majors.

Mr. Dan Brown joined the Company as a director on July 20, 2007. Mr. Brown has been providing corporate accounting services to public and private companies for over seven years and is also a director of AMG.

Mr. Giuseppe (Pino) Perone joined the Company as a director on July 20, 2007 and is currently practicing as a corporate lawyer for a group of public companies with legal experience in a variety of corporate and commercial matters. Mr. Perone obtained a B.A. with Distinction in Sociology from the University of Victoria in 2001 and an LL.B. from the University of Alberta in 2005, and has previously articled at the law firm of Lang Michener LLP in their Vancouver, British Columbia office. Mr. Perone is also an active member of the Law Society of British Columbia and the Canadian Bar Association.

Mr. David McCall joined the Company in January 2007. Before joining the Company, Mr. McCall worked with Mobil Oil in the North Sea, UK, where he was one of only two engineers invited to Mobil Oil’s Graduate Engineer Training Program. During this rigorous development program Mr. McCall experienced a broad range of petroleum engineering faculties, including drilling, completions, reservoir and facilities engineering and offshore operations. Mr. McCall then joined Advanced Well Technologies, one of the leading sources of consulting engineers in the Australasian area, working on projects in Australia, New Zealand and India. Mr. McCall obtained a B. Eng. with Honours from the University of Aberdeen and an MBA from the Cranfield School of Management in England, and is an active member of the Society of Petroleum Engineers.

Mr. Carlos Kazianis joined the Company in November 2006. Mr. Kazianis has extensive international field experience in well site supervision, management of drilling operations and critical technical support. Mr. Kazianis also administers the Company’s geological database, provides collation and completion of geological prognosis for drilling, well planning, selection of service companies and other technical assistance. Mr. Kazianis has worked in Europe, Africa, Middle East, South East Asia, Papua New Guinea and New Zealand. Previously, he was a senior advisor to the Petroleum and Minerals Investment Unit of New Zealand’s Crown Minerals and a former Lieutenant in the New Zealand army.

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B.        Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full fiscal year indicated, reported as at March 31, 2008:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option
Named and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Drew Cadenhead, President, Chief Executive Officer and Director (1)	2008	$405,600 (2)	$30,000 (3)	-	-	-
Garth Johnson, Chief Executive Officer, Chief Financial Officer, Secretary and Director (1)	2008	$156,250	$25,000	-	-	-

Paul Infuso, Director (4)	2008	$11,250	-	-	-	-
James Smith Director (4)	2008	$3,750	-	-	-	-
Peter Loretto, Director (4)	2008	$20,895	-	-	-	-
Dan Brown, Director	2008	-	$22,849 (5)	-	-	-
Giuseppe (Pino) Perone, Director	2008	-	$19,401 (5)	-	-	-
David Bennett, Director (6)	2008	$40,000	-	-	-	-
David McCall, Engineering and Developments Manager	2008	$161,560	-	-	-	-
Carlos Kazianis, Operations Geologist	2008	$82,396	-	-	-	-

(1)	Mr. Cadenhead resigned as President, Chief Executive Officer and as a director of the Company effective September 1, 2007 and was replaced by Mr. Johnson as Chief Executive Officer of the Company.

(2)

Pursuant to a severance agreement dated September 1, 2007, Mr. Cadenhead was paid a one time severance fee of $405,600 that was calculated based on industry standards and in consultation with the Company’s legal counsel.

(3)

Commencing January 1, 2008, Mr. Cadenhead receives consulting compensation of $10,000 per month for a period of one year for his various consulting and advisory services on business development matters. For further detail see Item 7.B - “Related Party Transactions” and Item 10.C - “Material Contracts”.

(4)	Mr. Smith resigned from the Board effective February 26, 2007. Subsequently, Mr. Infuso and Mr. Loretto resigned from the Board effective July 20, 2007.

(5)

On September 1, 2007 the Company entered into a Consulting Agreement with DLJ Management Corp. (“DLJ”) on an on- going basis with monthly compensation of $12,000. The Consulting Agreement relates to corporate services provided to the Company. DLJ is a 100% owned subsidiary of Trans-Orient that provides office space management, accounting and reporting services to public and private companies on a fixed and cost recovery basis. Mr. Brown holds a corporate accounting role with DLJ and Mr. Perone holds a position with DLJ as legal counsel.

(6)	Dr. Bennett resigned from the Board effective June 23, 2008.

No pension, retirement or similar benefits are paid or payable to members of the Board or senior management, and no amounts are set aside or accrued in connection with pension, retirement or similar benefits.

The Company’s directors and officers liability insurance was renewed on July 25, 2008 for a period of one year, which will cover directors and officers in the performance of their duties.

C.        Board Practices

Term of Office

All directors have a term of office expiring at our next annual general meeting, unless a director’s office is earlier vacated in accordance with our Articles or the provisions of the B.C. Act. All officers serve at the discretion of the Board.

As of September 19, 2008:

Name	Position	Office Held Since

Garth Johnson	Chief Executive Officer	September 2007

	Chief Financial Officer, Corporate Secretary and Director	April 2001

John Vaccaro	Director	June 2008

Dan Brown	Director	July 2007

Giuseppe (Pino) Perone	Director	July 2007

David McCall	Engineering and Developments Manager	January 2007

Carlos Kazianis	Operations Geologist	November 2006

Directors’ Service Contracts

None of the directors have contracts that provide for any benefits upon termination of his/her service as a director.

Pursuant to a severance agreement dated September 1, 2007 with the Company, Mr. Cadenhead was paid a one time severance fee of $405,600 that was calculated based on industry standards and in consultation with the Company’s legal counsel. For further detail see Item 10.C - “Material Contracts”.

The terms of Mr. Johnson’s current employment agreement as CEO, provide that, upon termination without cause, he will be paid a severance payment equal to 30 months’ remuneration. See Item 10.C - “Material Contracts” for more detail.

Audit and Compensation Committees

As at September 19, 2008 the members of the audit committee are John Vaccaro, Giuseppe (Pino) Perone and Dan Brown. Mr. Vaccaro has served as a member of the audit committee since June 24, 2008. Both Mr. Perone and Mr. Brown have served as members of the audit committee since July 20, 2007 and Mr. Brown is also the chairman.

The audit committee serves pursuant to an Audit Committee Charter adopted by the Company on June 24, 2005. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. A copy of our Audit Committee Charter was filed as an exhibit to our annual report on Form 20-F filed September 30, 2005.

As at September 19, 2008 the members of the compensation committee are Mr. Perone and Mr. Brown. Mr. Perone has served as a member of the compensation committee since June 24, 2008. Mr. Brown has served as a member of the compensation committee since July 20, 2007 and is also the chairman.

The compensation committee serves pursuant to a Compensation Committee Charter adopted by the Company on October 3, 2005. The committee is constituted to ensure that executives, staff and Board members are provided incentives and compensated in a way that advances both the short and long-term interests of shareholders while also ensuring that the Company is able to attract and retain executive management talent. A copy of our Compensation Committee Charter was filed as an exhibit to our annual report on Form 20-F filed September 28, 2006.

D.        Employees

As at March 31, 2008 we had three full time employees. Mr. Johnson, the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary, Mr. McCall the Company’s Engineering and Developments Manager and Mr. Kazianis, the Company’s Operations Geologist. Mr. McCall and Mr. Kazianis resided in New Zealand and Mr. Johnson resided in Vancouver, British Columbia.

As at March 31, 2007 we had four full time employees. Mr. Cadenhead, the Company’s President and Chief Executive Officer, Mr. Johnson, the Company’s Chief Financial Officer and Corporate Secretary, Mr. David McCall, the Company’s Engineering Manager and Mr. Carlos Kazianis, the Company’s Operations Geologist. Mr. Cadenhead, Mr. McCall and Mr. Kazianis resided in New Zealand and Mr. Johnson resided in Vancouver, British Columbia.

As at March 31, 2006 we had four full time employees. Mr. Cadenhead, the Company’s President and Chief Executive Officer, Mr. Johnson, the Company’s Chief Financial Officer and Corporate Secretary, Mr. Mark Webster, the Company’s Exploration Manager and Mr. Ricardo Bertolotti, the Company’s Chief Geophysicist. Mr. Cadenhead, Mr. Webster and Mr. Bertolotti resided in New Zealand and Mr. Johnson resided in Vancouver, British Columbia.

In addition, the Company also receives technical, business and administrative services from a number of consultants.

E.        Share Ownership

The following table provides information relating to the shareholdings of our directors and senior managers as of September 19, 2008:

Name	Number of	Number of	Percentage	Exercise	Expiry Date
	Shares	Options	of	Price of	of Options
			Outstanding	Options(1)
			Shares
Garth	38,000	75,000	0.04%	$0.77	May 10, 2010
Johnson		100,000		$1.30	Nov 22, 2010
		100,000		$0.70	August 2, 2011

John Vaccaro	10,000	-	0.01%	-	-
Dan Brown	-	25,000		$0.70	August 2, 2011
Giuseppe	-	-	-	-	-
(Pino) Perone
David McCall	-	150,000	-	$0.57	February 1, 2012
		125,000		$0.25
					August 1, 2013
Carlos Kazianis	-	60,000	-	$0.52	November 22, 2011
		100,000		$0.25
					August 1, 2013

(1) Certain options are denominated in U.S. dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

No shares held by directors or members of senior management have different voting rights.

During the 2008 fiscal year, the Company did not grant any options. Subsequent to the 2008 fiscal year, the Company granted options to two employees to purchase up to 225,000 common shares at a price of $0.25 per share vesting over eighteen months with an expiry date of August 1, 2013. There have been no options exercised by any director, officer or employee as of the date of this Annual Report.

The Company’s current option plan was approved by shareholders at the annual general meeting held on December 21, 2007 and accepted by the TSX-V (the “Plan”). Under the Plan, the number of shares reserved for issuance as share incentive options is equal to 10% of the Company’s issued and outstanding shares at any time. These options are non-assignable and non-transferable, and have a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company and vesting over a period of at least 18 months. The exercise prices will be established at the time the options are granted, which is subject to a minimum exercise price of not less than the Discounted Market Price as defined in the policies of the TSX-V.

The Company does not have any formal arrangements for involving the employees in the capital of the Company. The number of options that are granted to each employee of the Company is determined by the Board and conducted pursuant to the Plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Beneficial Holders of 5% or More of Voting Securities

The following sets forth information relating to the beneficial ownership of our shares held by persons who own 5% or more of our common stock as of September 19, 2008.

Name and Address of Owner	Number of Shares	Percentage of Class

Alex Guidi	11,590,500	12.65%

RAB Energy Fund Limited	7,225,000	7.88%

Name and Address of Owner	Number of Shares	Percentage of Class

Wellington Trust Company, NA	5,351,000	5.84%

Peter Loretto	5,036,000	5.50%

South Pacific Lease Operations Limited	5,000,000	5.46%

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three fiscal years up to the date of this Annual Report with the exception of:

1.	On September 22, 2005, RAB Energy Fund Limited acquired 6,725,000 shares of the Company primarily through a brokered private placement detailed above.

2.

On June 15, 2006, the Company issued South Pacific Lease Operations Limited 5,000,000 shares of the Company as part of the acquisition of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited as detailed above.

3.

From June 2006 to January 2007, Wellington Management Company, LLP aqcuired 10,236,500 shares of the Company through a brokered private placement detailed above and through the open market. They have subsequently sold 7,373,500 shares of the Company through the open market.

4.	Wellington Trust Company, NA acquired 5,351,000 shares of the Company through the open market.

5.	Alex Guidi aqcuired 11,590,500 shares of the Company through the open market.

6.	Peter Loretto acquired 5,036,000 shares of the Company through the open market.

There are no different voting rights attributable to the major shareholders. Every shareholder has equal voting rights.

Host Country Record Holders

The following provides information about shareholders of record in the U.S. as at September 19, 2008 as follows:

Estimated proportion of shares held in the U.S.	8.55%
Number of U.S. shareholders	537
Number of shares held by U.S. shareholders	7,830,272
Total number of shareholders	631
Total number of shares held	91,631,081

Controlling Shareholdings

To the knowledge of management, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person, severally or jointly. None of the major shareholders listed in Item 7.A – “Major Shareholders” under the heading “Beneficial Holders of 5% or More of Voting Securities” directly or indirectly owns or controls the Company.

Arrangements Affecting Shareholdings

To our knowledge, there are no arrangements the operation of which would at a subsequent date result in a change of control of the Company.

B.        Related Party Transactions

The following sets forth, since the beginning of our last completed fiscal year, information relating to transactions entered into with us by certain related parties:

(a)

Pursuant to a consulting agreement dated October 1, 2007 the Company paid Alex Guidi through his wholly owned private company, Pacific Reach Management Ltd. (“PRM”), monthly compensation of $5,000 on an on-going basis to perform various consulting and advisory services on strategic matters for the Company. Beginning July 1, 2008 the monthly compensation increased to $7,500 per month.

(b)	Pursuant to an agreement dated June 11, 2008, the Company paid John Vacarro, who was appointed to the Board on June 11, 2008, monthly compensation of $1,000 for his services as a director.

(c)	Pursuant to a severance agreement dated September 1, 2007, Drew Cadenhead was paid compensation of $405,600 by the Company.

(d)

On July 17, 2008, the Company and Trans-Orient entered into a consulting arrangement whereby Drew Cadenhead allocates up to 50% of his time to the Company, under which the Company compensates Mr. Cadenhead for 50% of his contracted monthly compensation with Trans-Orient in the amount of $10,000 per month;

(e)	Independent directors of the Company received a total of $35,855 (2007 fiscal year - $53,500) in director’s fees for the 2008 fiscal year.

(f)

Subsequent to the fiscal year ending March 31, 2008 the Company paid DLJ a total of $69,489 in consulting fees. Mr. Brown holds a corporate accounting position with DLJ and Mr. Perone holds a position with DLJ as legal counsel.

(g)	During the fiscal year ending March 31, 2008 the Company paid a total of $616,850 (2007 fiscal year - $366,921) in wages, bonuses and cost of living allowance to its executive officers.

C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at and for the years ended March 31, 2008, 2007 and 2006 are included under Item 17.

Legal Proceedings

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

Subsequent to the year ended March 31, 2008, the Company and Austral resolved a dispute related to the construction of the Cheal production station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 million common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. Furthermore, in the event Cheal A7 is successfully completed for production, the Company will receive an additional US$250,000 payable in equal instalments over twelve months.

Austral has since issued additional common shares at a price less than NZ$0.88, which means that under the Company’s anti-dilution protection clause the Company was to have been issued approximately 750,000 additional Austral common shares. Austral has disputed the timing for issue as well as certain aspects of how the anti-dilutive protection applies to future Austral financings. The Company is considering its options to collect these shares from Austral.

Dividends

The Company has not paid dividends to shareholders and no dividends will be paid in the foreseeable future. All cash derived by the Company is re-invested in the Company’s operations.

B.        Significant Changes

The following significant changes have occurred since March 31, 2008:

a)

On August 1, 2008 the Company granted to two employees options to purchase up to 225,000 common shares exercisable at a price of $0.25 per share, vesting over eighteen months with an expiry date of August 1, 2013.

b)

The Company drilled Cheal A6, A6ST and A7 in PMP 38156-S, and following a short-term production test, the Cheal A7 well has commenced production through the Cheal facility as described above in Item 4.A – “History and Development of the Company” under the heading “Principal Capital Expenditures & Divestitures”.

c)	On June 11, 2008 John Vaccaro was appointed as a director of the Company. David Bennett subsequently resigned as a director of the Company, effective June 23, 2011.

d)	On May 23, 2008, the Company accepted a settlement offer from Austral with respect to the dispute over the Cheal project.

e)	In May 2008, the Company sold 15.1% interest in PEP 38738-D and PMP 38156-D to Genesis containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits, although legal transfer of the licenses remains subject to government approval. Genesis has also agreed to pay our forward costs.

f)

In April 2008, the Company received consent from the MED approving the sale of its 35.5% interest in PEP 38342 to Discovery for a combination of cash and a 1.11% royalty on future production on the permit.

No other significant changes material to the business of the Company have occurred since the date of the annual financial statements.

ITEM 9.          THE OFFER AND LISTING

A.        Offer and Listing Details

There is no offering of stock hereunder. This is our Annual Report only.

Price History of the stock

All values noted below are in U.S. dollars per share for the OTCBB and in Canadian dollars for the TSX-V.

Summary trading by year, for the five most recently completed fiscal periods ending March 31, 2008:

	OTCBB		TSX-V

Fiscal Year	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

2004	4.50	0.65	-	-
2005	3.75	0.40	-	-
2006	1.46	0.38	1.70	0.63
2007	0.88	0.20	1.00	0.24
2008	0.30	0.06	0.29	0.07

Summary trading by quarter for the two most recently competed fiscal periods ending March 31, 2008:

	OTCBB		TSX-V

Fiscal Year and
Quarter	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

2007
First Quarter	0.88	0.60	1.00	0.67
Second Quarter	0.84	0.43	0.85	0.50
Third Quarter	0.57	0.34	0.65	0.44
Fourth Quarter	0.53	0.20	0.62	0.24

2008
First Quarter	0.30	0.13	0.29	0.10
Second Quarter	0.29	0.13	0.24	0.14
Third Quarter	0.17	0.06	0.16	0.07
Fourth Quarter	0.12	0.08	0.12	0.08

Summary trading by quarter for any full quarter subsequent to the year end March 31, 2008:

	OTCBB		TSX-V

Month	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

April 1 to June 30	0.23	0.06	0.23	0.07

Summary trading by month for the six most recently completed months ending August 31, 2008:

	OTCBB		TSX-V

Month	High (1)(2)(3)	Low (1)(2)(3)	High (2)(3)	Low (2)(3)

March	0.10	0.08	0.10	0.08

April	0.09	0.06	0.10	0.07

May	0.21	0.08	0.23	0.09

June	0.23	0.14	0.22	0.15

July	0.19	0.09	0.19	0.08

August	0.11	0.09	0.11	0.09

(1)	OTCBB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

(2)	All market prices subsequent to May 4, 2004 reflect trading after the 1.5:1 forward stock split to the recorded shareholders as of April 27, 2004.

(3)	All quotations for OTCBB and TSX-V are from the website located at www.finance.yahoo.com.

B.        Plan of Distribution

Not applicable.

C.        Markets

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 91,631,081 were issued as of September 19, 2008.

The Company’s shares traded on the VSE in Vancouver, British Columbia, Canada until September 21, 2000. On July 18, 2005, the Company commenced trading on the TSX-V under the symbol “TAO”. Beginning on December 8, 1999 our shares traded on the OTCBB under the symbol “DUREF” until we changed our name to TAG Oil Ltd. on June 12, 2002. Thereafter, the Company’s shares have traded on the OTCBB under the symbol “TAGOF”.

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.        Share Capital

Not applicable.

B.        Memorandum and Articles of Association

The Company’s Articles of Association were previously filed in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2000. On September 22, 2006 the shareholders of the Company approved the Board’s recommendation to return the Company’s incorporation from the Yukon Territory to British Columbia and to adopt new Articles, which replaced the Company’s former by-laws. It is now a company subsisting under the B.C. Act, which replaced the Company Act (B.C.) in 2004. See also Item 4.A under the heading “History and Development of the Company”.

A copy of the Articles, as approved by shareholders on September 22, 2006, was attached as an exhibit to the Company’s annual report on 20-F for the fiscal year ended March 31, 2006. There have been no changes to the Articles since then.

Corporate Registry Entry Number, Objects

The Company is registered as a corporation under the B.C. Act, entry number 771528. The Company is entitled to carry on all lawful business which can be carried on by a natural person, except that it is restricted by law and under its Articles from carrying on the business of a railway, steamship, air transporter, canal, telegraph, telephone or irrigation company.

Directors’ Powers

The directors, by majority resolution vote, have power to cause the Company to enter into and conduct its business and to perform all manner of agreements and other transactions.

The Articles provide that when a director holds a “disclosable interest” (as that term is defined in the B.C. Act) in a matter which is being considered by the directors, he or she must disclose the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the B.C. Act. The B.C. Act definition of a disclosable interest can be summarized as a material interest in a contract or transaction that is material to the company. A director who holds a disclosable interest may not vote on the transaction (unless all of the directors have a disclosable interest in that transaction) but will be counted in the quorum present at the meeting at which such vote is taken. A director’s remuneration is not a matter which falls within the definition of a disclosable interest.

The quorum for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

The directors may, on behalf of the Company:

  borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

  issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements applicable to the Company under its Articles relating to the retirement or non-retirement of its directors.

A director of the Company is required under the B.C. Act to be at least 18 years old, not a bankrupt or mentally incapacitated, nor have been convicted of fraud. A director is not required to hold a share in the capital of the Company as qualification for his or her office. There are no requirements that a director be resident in any particular jurisdiction.

Rights, Preferences and Restrictions Attaching to Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par (or nominal) value and without special rights or restrictions attached. As at September 19, 2008 there were 91,631,081 common shares issued and outstanding.

Common shares each have the right to one vote in connection with matters upon which shareholders may vote. This includes the annual election of directors and approval of other matters requiring a shareholder vote such as a merger, sale of substantially all of the Company’s assets and undertaking, and transfer from the jurisdiction of British Columbia. Other matters may require shareholders’ approval by policy of the stock exchanges on which the Company’s shares are listed. Directors do not stand for re-election at staggered intervals. Directors are elected by simple plurality of votes (the candidates with the largest number of votes “for” win until the maximum number of Board positions are filled). Cumulative voting does not apply (that is a shareholder does not get a number of votes equal to the number of candidates in a way that allows the shareholder to skew his or her voting by voting more votes for only a single candidate).

Common shares are entitled to dividends only if and when declared by the Board. The Company has not declared or paid any dividends on its common shares, and has no expectation that dividends will be declared in the foreseeable future as the Company re-invests its cash to further its exploration and development activities.

All of the common shares rank equally in respect to any entitlement to a surplus (after creditors) upon liquidation or wind-up.

There are no such provisions in the Company’s Articles in relation to establishing a redemption or sinking fund for any class of shares.

The B.C. Act does not permit the issuance of partially paid shares hence all presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

There are no such provisions in the Company’s Articles discriminating against any existing or prospective holder as a result of such shareholder owning a substantial number of shares.

Changing the Rights of Shareholders

Under the B.C. Act, a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company’s Articles provide that if the B.C. Act does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by special resolution (at least 2/3 of votes cast) alter the Articles.

The Company may by a resolution of the directors or an ordinary resolution (that is, 50% plus one of the votes cast) authorize an alteration of its Notice of Articles in order to change its name. Other more substantive capital alterations require a special resolution.

The Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by a special resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, the B.C. Act requires the consent of the holders of that class of shares be obtained by a separate special resolution.

Meetings of Shareholders

The Company must hold its annual shareholders’ meeting once in every calendar year (and in a period not exceeding more than 15 months from the last annual shareholders’ meeting) at such time and place to be determined by the directors of the Company. The Company must publish an advance notice in the manner required by the B.C. Act of any general meeting at which directors are to be elected. The directors may fix in advance a record date, which is no fewer than 21 days prior to the date of the meeting and not more than 60 days before. All the holders of common shares as at that record date are entitled to receive notice of and to attend and vote at a general meeting.

The Articles provide that the quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting. If a quorum is not present, the meeting is set over for one week and then whatever number of shares that is represented at the set-over meeting shall be deemed to constitute a quorum.

In addition to the requirements of the B.C. Act, there is extensive regulation of the requirements for the form and content of proxy materials and the corporate disclosures made therein, which are mandated by Canadian securities legislation applicable to the Company.

No Limitations on the Right to Own Securities

The Company’s Articles do not contain any restrictions on the rights of any person, including any nonresident or foreign shareholder to hold or exercise voting rights on the Company’s securities. There are no restrictions applicable to such ownership in Canadian law as discussed in Item 10.D – “Exchange Controls”.

Restrictions on Change in Control, Merger, Acquisition or Corporate Restructuring

There are no provisions in the Company’s Articles that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. The B.C. Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Stock exchange policies applicable to the Company however do impose shareholder approval requirements for certain types of control change transactions.

Ownership Threshold Requiring Public Disclosure

There are no provisions in the Company’s Articles or in the B.C. Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under the Securities Act (B.C.) and the Securities Act (Alberta), and is governed by the securities legislation in the U.S. as a foreign private issuer.

Canadian provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company to disclose, in its information circular sent out for an annual meeting or special meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. U.S. federal securities laws require a company that is subject to the reporting requirements of the Exchange Act to disclose, in its annual reports filed with the SEC those shareholders who own more than 5% of the corporation’s issued and outstanding shares. Shareholders are required to file a disclosure statement on Schedule 13D or 13G if they own more than 5% of the corporation’s issued and outstanding shares.

Significant Differences between U.S. Law and the Law Applicable to Company

The law applicable to the Company and its own governance practices differ from those followed by U.S. domestic companies in the following material respects:

  The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Changes to the Company’s Capital

The Company’s Articles do not contain any provisions governing changes in capital more stringent than those required by the B.C. Act.

C.        Material Contracts

The Company has entered into, or remains subject to, the following material contracts in the two years prior to September 19, 2008 that can reasonably be regarded as not being in the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farm-in/farm-out of oil and gas properties, and settlement of claims):

Contract	Date	Parties		Description
Severance Agreement	September 1, 2007	TAG and Drew Cadenhead

Provides for Drew Cadenhead receiving compensation of $405,600 plus a consulting fee. Upon receipt of the resignation on September 1, 2007, Mr. Cadenhead received immediate compensation of $50,000 with the remaining sum of $355,600 being paid on November 30, 2007 that includes a consulting fee for three months of $1,000 per full day of work, with a minimum $10,000 payment per month based on ten days of work per month.

Executive Employment Agreement	September 1, 2007	TAG and Garth Johnson

Provides for Garth Johnson receiving an annual salary of $150,000 on an on-going basis and being eligible for a bonus of up to 35% of the annual salary per year, which will be recommended by the compensation committee of TAG and approved by the Board, and includes employee and vacation benefits and severance terms as well. Mr. Johnson may terminate the agreement by giving not less than one months’ written notice of termination. TAG may on written notice immediately terminate this agreement at any time for cause (as defined in the agreement), without a notice period or pay in lieu of a notice period or any other form of compensation, severance pay or damages. TAG may terminate the agreement at any time without cause by providing thirty months’ written notice to Mr. Johnson, pay in lieu of such notice or any combination thereof. Within a twelve (12) month period immediately following a change of control, the Company is required to pay Mr. Johnson an amount equal to his base salary for thirty months:

			•	if the agreement is terminated by the Company without cause after a change of control;

			•	if Mr. Johnson is placed in a position of lesser stature than that of President and Chief Executive Officer;

			•	if Mr. Johnson is assigned duties significantly inconsistent with the position of Chief Executive Officer immediately prior to the change of control;

•

if Mr. Johnson is assigned performance requirements or working conditions that are at variance with the performance requirements and working conditions in effect immediately preceding the change of control;

			•	if Mr. Johnson is accorded treatment on a general basis that is in derogation of his status as Chief Executive Officer; or

•

any requirement that the location at which Mr. Johnson performs his principal duties is outside a radius of twenty-five miles from the location at which he performs such duties immediately before the change of control.

Share Option Plan	December 21, 2007	TAG, Directors, Officers, Consultants and Employees	Reserves 10% of the Company’s issued and outstanding shares at any time for grants of options to eligible participants in accordance with the policies of the TSX-V.

Contract	Date	Parties		Description
Option Agreement	August 1, 2008	TAG and David McCall	Issued pursuant to TAG’s Plan to acquire 125,000 shares up to August 1, 2013 at an exercise price of $0.25 per share, which will vest and may be exercised as follows:

			•	1/3 of the total number of options granted will vest six months after the date of grant;

			•	a further 1/3 of the total number of options granted will vest one year after the date of grant; and

			•	the remaining 1/3 of the total number of options granted will vest eighteen months after the date of grant.
Option Agreement	August 1, 2008	TAG and Carlos Kazianis		Issued pursuant to TAG’s Plan to acquire 100,000 shares up to August 1, 2013 at an exercise price of $0.25 per share, which will vest and may be exercised as follows:

			•	1/3 of the total number of options granted will vest six months after the date of grant;

			•	a further 1/3 of the total number of options granted will vest one year after the date of grant; and

			•	the remaining 1/3 of the total number of options granted will vest eighteen months after the date of grant.
Consulting Agreement	September 1, 2007	TAG and DLJ

Provides for consulting compensation of $12,000 per month on an on-going basis to DLJ to provide office space and various administrative, legal and reporting services for TAG. DLJ may terminate the agreement by giving not less than one months’ written notice of termination. TAG may on written notice immediately terminate this agreement at any time for cause (as defined in the agreement) and DLJ will not be entitled to receive any payment on account of such termination, other than such amounts due in respect of the period ending on the date of termination. In the event that TAG terminates DLJ without cause, or that DLJ terminates the agreement for good reason (as defined in the agreement) or on change of control (as defined in the agreement), TAG will pay a lump sum amount of $180,000 to DLJ.

Consulting Agreement	July 1, 2008	TAG and PRM

Provides for consulting compensation of $7,500 per month on an on-going basis to Alex Guidi through PRM to perform various consulting and advisory services on strategic matters for TAG. This agreement supersedes any prior agreement between TAG and PRM. PRM may terminate the agreement by giving not less than one months’ written notice of termination. TAG may on written notice immediately terminate this agreement at any time for cause (as defined in the agreement) and PRM will not be entitled to receive any payment on account of such termination, other than such amounts due in respect of the period ending on the date of termination. In the event that TAG terminates PRM without cause, or that PRM terminates the agreement for good reason (as defined in the agreement) or on change of control (as defined in the agreement), TAG will pay a lump sum amount of $15,000 to PRM.

Contract	Date	Parties	Description
Consulting Arrangement	July 17, 2008	TAG and Trans- Orient	Provides for a consulting arrangement between TAG and Trans-orient whereby Drew Cadenhead allocates up to 50% of his time to TAG, under which TAG compensates Mr. Cadenhead for 50% of his contracted monthly compensation with Trans-Orient in the amount of $10,000 per month on an on-going basis, effective January 1, 2008.
Director’s Compensation and Indemnity Agreement	June 11, 2008	TAG and John Vaccaro	Provides for indemnity and annual compensation of $12,000 to John Vaccaro for his services as a non-executive director and audit committee member of TAG.
Indemnity Agreement	February 26, 2007	TAG and Garth Johnson	Provides for indemnity to Garth Johnson for his services as an Officer and a director of TAG.
Indemnity Agreement	July 20, 2007	TAG and Giuseppe (Pino) Perone	Provides for indemnity to Giuseppe (Pino) Perone for his services as a director of TAG.
Indemnity Agreement	July 20, 2007	TAG and Dan Brown	Provides for indemnity to Dan Brown for his services as a director of TAG.

D.        Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation” below.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. This summary does not take into account any proposed changes to the Treaty announced in the Protocol agreed to between the Canadian and U.S. governments on September 21, 2007. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

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

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the U.S. Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the common shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the U.S. Holder and/or persons and entities not dealing at arm’s length with the U.S. Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the U.S. Holder’s common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if common shares are so held as “taxable Canadian property”, relief under the Treaty is generally available provided the value of the common shares is not derived principally from real property situated in Canada. Management of the Company believes that the value of the Company’s common shares is currently not derived principally from real property in Canada. U.S. Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

U.S. Taxation Effects

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

PFIC Considerations

Management believes that the Company will not be treated as a PFIC, for U.S. federal income tax purposes for the current taxable year, nor for the foreseeable future. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

  75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

If the Company were classified as a PFIC, U.S. shareholders would be subject to certain adverse U.S. tax consequences, including the application of special rules to certain extraordinary distributions, possible characterization of gain with respect to the shares as ordinary and the possible imposition of an interest charge on taxes that U.S. holders would be deemed to have deferred.

U.S. shareholders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of the Company’s shares.

F.        Dividends and Paying Agents

Not applicable.

G.        Statement by Experts

Not applicable.

H.        Documents on Display

Documents concerning the Company which are referred to in this document may be inspected in our head office at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 or at the address of the Company’s registered office at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the SEC and can be viewed at: www.sec.gov.

I.        Subsidiary Information

See Item 4.C - “Organizational Structure”.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently not subject to any material market risks.

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

Not applicable.

ITEM 15T.     CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is continuously improving its controls and procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed on reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008, concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the Company’s Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008. In making this evaluation, management used the framework set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of March 31, 2008, the Company’s internal control over financial reporting was effective.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in the Annual Report.

Changes in Internal Controls Over Financial Reporting

During the year ended March 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Dan Brown, Giuseppe (Pino) Perone and John Vaccaro. Our Board has determined that Mr. Brown, who is the chairman, is an “audit committee financial expert” and is not “independent” as defined in the listing standards of AMEX.

ITEM 16B.     CODE OF ETHICS

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other employees. A copy of our code of ethics may be requested, free of charge, from the head office of the Company at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3, Attention: Investor Relations. In addition, the Code of Ethics has been filed as an exhibit to our annual report on Form 20-F on September 28, 2005.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2007
Audit Fees (1)	$42,104	$40,634
Audit Related Fees (2)	$7,674	$21,316
Tax Fees (3)	$2,000	$5,419
All Other Fees (4)	-	-

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

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s audit committee to approve all audit and non-audit related fees paid to the independent auditors. The audit committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the audit committee from time to time. The auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D.     EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Financial Statements begin on page 61.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2008 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 16, 2008

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2008	2007

Assets
Current
Cash and cash equivalents (Note 2f)	$6,553,101	$13,425,795
Amounts receivable and prepaids	1,537,078	375,581
Inventory (Note 2m)	1,015,886	857,004
	9,106,065	14,658,380
Property and equipment (Note 5 and 10)	29,381,949	32,014,990
	$38,488,014	$46,673,370

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,595,026	$1,007,588

Non-current
Future income tax (Note 4 and 9)	4,144,883	5,329,492
Asset retirement obligations (Note 6)	513,907	202,460
	6,253,816	6,539,540

Share capital (Note 7)	69,979,631	69,979,631
Contributed surplus	897,925	817,642
Deficit	(38,643,358)	(30,663,443)
	32,234,198	40,133,830
	$38,488,014	$46,673,370

Nature of operations (Note1)
Commitments and contingencies (Note 8)
Subsequent events (Note 10)

See accompanying notes

Approved by the Board of Directors:

“Garth Johnson”	“Dan Brown”

Garth Johnson, Director	Dan Brown, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2008	2007	2006

Revenues
Production revenue	$4,103,954	$938,838	$-
Royalties	(209,096)	(43,425)	-
	3,894,858	895,413	-

Expenses
General and administrative	2,321,093	2,066,665	1,404,864
Production costs	1,552,752	361,328	-
Stock option compensation	80,283	107,782	123,829
Directors & officers insurance	50,533	53,192	32,250
Wellhead insurance	-	4,166	-
Foreign exchange	863,843	(134,530)	(62,080)
Depletion, depreciation and accretion	1,348,745	380,235	7,596
	(6,217,249)	(2,838,838)	(1,506,459)

Other Items
Interest income	426,590	841,569	399,684
Write-off of oil and gas properties	(6,561,682)	(17,246,651)	(358,699)
Write-down of inventory	(201,431)	(209,959)	-
Legal settlement	470,561	-	-
Sale of oil and gas property	208,438	-	-
Gain on sale of marketable securities	-	-	39,912
	(5,657,524)	(16,615,041)	80,897

Net loss for the year	(7,979,915)	(18,558,466)	(1,425,562)

Deficit, beginning of year	(30,663,443)	(12,104,977)	(10,679,415)

Deficit, end of year	$(38,643,358)	$(30,663,443)	$(12,104,977)

Loss per share	$(0.09)	$(0.22)	$(0.04)

Weighted average number of shares
outstanding	91,631,081	82,576,286	37,330,058

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2008	2007	2006

Operating Activities
Net loss for the year	$(7,979,915)	$(18,558,466)	$(1,425,562)
Changes in non-cash operating items:
Depletion, depreciation and accretion	1,348,745	380,235	7,596
Stock option compensation	80,283	107,782	123,829
Write-off of oil and gas properties	6,561,682	17,246,651	358,699
Write-down of inventory	201,431	209,959	-
Gain on sale of marketable securities	-	-	(39,912)
	212,226	(613,839)	(975,350)
Changes in non-cash working capital accounts:
Amounts receivable and prepaids	(1,161,497)	753	(191,990)
Accounts payable and accrued liabilities	(190,897)	82,773	71,261
Inventory	(360,313)	(124,194)	(942,769)
Cash used in operating activities	(1,500,481)	(654,507)	(2,038,848)

Financing Activities
Issuance of common shares	-	28,054,682	20,371,485
Cash provided by financing activities	-	28,054,682	20,371,485

Investing Activities
Property and equipment expenditures	(5,372,213)	(32,728,075)	(5,991,089)
Proceeds from sale of marketable securities	-	-	43,212
Cash used in investing activities	(5,372,213)	(32,728,075)	(5,947,877)

Net increase (decrease) in cash during the year	(6,872,694)	(5,327,900)	12,384,760
Cash and cash equivalents - Beginning of year	13,425,795	18,753,695	6,368,935
Cash and cash equivalents - End of year	$6,553,101	$13,425,795	$18,753,695

See accompanying notes.

Supplementary disclosures:

Interest received	$426,590	$841,569	$399,684

Non-cash investing activities:

The Company incurred $1,551,111 (2007: $772,776 and 2006: $2,077,526) in exploration expenditures which amounts were in accounts payable at year end.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2008 and 2007
Expressed in Canadian Dollars

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and had continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). As approved by shareholders at the Company’s annual general meeting held on September 22, 2006, the Company continued from the legal jurisdiction of the Yukon Territory back to the Province of British Columbia and adopted a new set of articles appropriate to British Columbia on October 12, 2006. Its major activity is the development and exploration of international oil and gas properties.

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

On April 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 12.

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

Substantially all of the Company's activities relate to the production of, and exploration for, oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

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

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of three months or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at March 31, 2008 and discounted using a risk-free interest rate of 10%.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 48%.

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

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company’s shares on the TSX Venture Exchange on the measurement date. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

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

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2008 the Company has $513,907 in asset retirement obligations.

m)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a first-in first-out basis. Inventory consists of field operation consumables.

n)	Oil and gas revenue recognition

Sales revenues represent invoiced sales of oil and gas products. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or where there is continuing management involvement with the goods.

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

NOTE 3 – FUTURE CHANGES IN ACCOUNTING POLICIES

a)	Capital Disclosures

Effective April 1, 2008 the Company will be required to adopt CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

b)	Financial Instruments

Effective April 1, 2008 the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

c)	International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 4 – ACQUISITION OF CHEAL PETROLEUM LIMITED, PEP 38757 LIMITED AND PEP 38758 LIMITED

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

Calculation of purchase price:
Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price:
Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

Refer to Note 5

NOTE 5 – PROPERTY AND EQUIPMENT

	Working
	Interest		Additions			Additions
	at March 31	Net Book	During the	Depletion	Net Book	During the	Depletion	Net Book
	2007/2008	Value at	2007 Fiscal	Recoveries	Value at	2008 Fiscal	Recoveries	Value at
	%	March 31, 2006	Year	Write-offs	March 31, 2007	Year	Write-offs	March 31, 2008
Oil and Gas
Properties
New Zealand
Proved
PMP 38156-S	30.5/30.5	-	$23,690,514	$(324,022)	$23,366,492	$407,836	$(2,005,056)	$21,769,272
Unproved:
New Zealand:
PMP 38153	15.0 /15.0	9,597	11,589	-	21,186	100,468	(88,743)	32,911
PMP 38156-D	15.1/15.1	-	1,818,599	-	1,818,599	604,099	(2,227,126)	195,572
PMP 38157	25/-	4,342	8,644,599	(7,899,641)	749,300	179,059	(928,359)	-
PEP 38256	100	417,568	71,186	(488,754)	-	-	-	-
PEP 38258	-/-	79,167	213,489	(292,656)	-	-	-	-
PEP 38260	-/-	512,885	111,266	(624,151)	-	-	-	-
PEP 38341	35.5/-	523,150	33,537	(556,687)	-	-	-	-
PEP 38342	35.5/-	502,635	30,896	-	533,531	16,674	(550,205)	-
PEP 38732	-/-	1,000	50,073	(51,073)	-	-	-	-

PEP 38736	-/-	29,843	11,113	(40,956)	-	-	-	-
PEP 38738-S	30.5-30.5	-	-	-	-	-	-	-
PEP 38738-D	15.1-15.1	-	-	-	-	-	-	-
PEP 38741	45/-	1,637,891	777,331	-	2,415,222	194,919	(2,610,141)	-
PEP 38744	-/-	-	37,353	(37,353)	-	-	-	-
PEP 38745	83.33/-	554,925	31,159	(586,084)	-	-	-	-
PEP 38746	16.67/16.67	95,538	86,023	-	181,561	5,479	-	187,040
PEP 38748	33.33/33.33	-	18,765	-	18,765	6,074	-	24,839
PEP 38751	33.33/-	563,522	7,307	(570,829)	-	-	-	-
PEP 38757	100/-	2,466,661	66,436	(2,533,097)	-	-	-	-
PEP 38758	100/100	983,650	2,303,203	(3,286,853)	-	189,559	(189,559)	-
PEP 38765	38.3/-	690,155	151,509	(202,180)	639,484	14,801	(654,285)	-
PEP 38766	-/-	-	21,218	(21,218)	-	-	-	-
PEP 38767	-/-	83,234	38,019	(121,253)	-	-	-	-
New interests	-/-	-	136,046	(136,046)	-	439	(439)	-
		9,155,763	38,361,230	(17,772,853)	29,744,140	1,719,407	(9,253,913)	22,209,634

		Net Book	Additions	Amortization	Net Book	Additions	Amortization	Net Book
		Value at	During the		Value at	During the		Value at
		March 31, 2006	Year		March 31, 2007	Year		March 31, 2008
Production
equipment	30.5/30.5	-	2,191,243	-	2,191,243	5,012,087	(59,314)	7,144,016
Office
equipment	100/100	30,836	97,875	(49,104)	79,607	3,911	(55,219)	28,299
		30,836	2,289,118	(49,104)	2,270,850	5,015,998	(114,533)	7,172,315

Total		$9,186,599	$40,650,348	$(17,821,957)	$32,014,990	$6,735,405	$(9,368,446)	$29,381,949

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Pursuant to an agreement dated September 6, 2007 the Company sold its interest in PMP 38157 for NZ$266,000.

In October 2007, the Company signed a letter of intent (“LOI”) with New Zealand based Genesis Energy to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required under the joint venture operating agreement and Ministry of Economic Development in New Zealand.

In December 2007, the Company signed an agreement with Discovery Geo Corporation to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit. The agreement is conditional to receiving consent from the Ministry of Economic Development in New Zealand.

During the year ended March 31, 2008, the Company reached an out of court cash settlement with its joint venture partner in PEP 38260 where the joint venture partner paid NZ$600,000 to the Company in exchange for the cancellation of the Company’s interest in PEP 38260.

During the year ended March 31, 2008, the Company recorded a write-down of $6,561,682 associated with its oil and gas properties after the Company completed an assessment that determined that the costs related to each permit were unlikely to be recovered.

During the year ended March 31, 2008, the Company relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765 and has sold its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260 and has written-off the net costs associated with each permit. The Company also elected to write-off all costs associated with its interest in PEP 38758 after an assessment was completed that determined that the costs related to the permit were unlikely to be recovered.

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of mining and exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of development and exploration on these properties.

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

Refer to Note 10

NOTE 6 – ASSET RETIREMENT OBLIGATIONS

The following is a continuity of asset retirement obligations for the year ended March 31, 2008:

Balance at March 31, 2007	$202,460
Revision in estimated obligations	299,535
Accretion expense	11,912
Balance at March 31, 2008	$513,907

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and, during the year ended March 31, 2008, the Company recorded an additional liability of $299,535 resultant from a revision in estimated asset retirement obligations during the year. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $968,129 which will be incurred between 2015 and 2020.

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

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,054,682
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
Balance at March 31, 2007 and 2008	91,631,081	$69,979,631

During the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006, the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Notes 4 and 5

b)	Incentive Stock Options

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

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)

Balance at March 31, 2006	1,025,000	0.83

Granted during the year	935,000	0.69

Balance at March 31, 2007	1,960,000	0.76

Expired during the year	700,000	0.76

Balance at March 31, 2008	1,260,000	0.77

(1)	Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the year-end closing exchange rate of the year of grant.

The following summarizes information about stock options that are outstanding at March 31, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
100,000	US$0.65	0.17	May 31, 2008	100,000
400,000	US$0.65	1.75	January 1, 2010	400,000
75,000	US$0.65	2.11	May 10, 2010	75,000
150,000	$1.30	2.65	November 22, 2010	150,000
325,000	$0.70	3.34	August 2, 2011	325,000
60,000	$0.52	3.65	November 22, 2011	20,000
150,000	$0.57	3.84	February 1, 2012	50,000
1,260,000		2.50		1,120,000

During the 2008 fiscal year, the Company did not grant any options.

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

The Company applies the Black-Scholes option pricing model when options are granted using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant that is amortized over the vesting period of the options. During the 2008 fiscal year the Company recorded a total option benefit of $80,283 (2007: $107,782).

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2009 under various agreements relating to permits held at March 31, 2008 are as follows:

	Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2009
PMP 38156-S	30.50	$2,300,000
PMP 38156-D	15.10	125,000
PEP 38746	16.67	125,000
Total		$2,550,000

NOTE 9 - INCOME TAXES

	2008	2007

Net loss for the year	$(7,979,915)	$(18,558,466)
Expected income recovery	(2,638,170)	(6,130,199)
Net adjustment for amortization, deductible and non-deductible amounts	(166,774)	(160,257)
Unrecognized benefit of current non-capital loss	2,804,944	6,290,456
Total income taxes	$-	$-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Net property and equipment carrying amounts in excess of tax pools	$(7,176,060)	$(7,533,161)
Non-capital loss carryforwards	10,302,870	10,818,832
	3,126,809	3,285,671
Valuation allowance	(3,126,809)	(3,285,671)
	-	-
Purchase of Cheal	5,329,492	5,329,492
Reassessment of future income tax liability	(1,184,609)
Net future tax liabilities	$4,144,883	$5,329,492

During the 2007 fiscal year the Company recorded a future income tax liability on its acquisition of Cheal due to an excess of the allocated cost of the property for consolidated accounting purposes over the tax pools applicable to these assets in the corporate entity acquired. In the acquisition the Company’s carrying cost of the Cheal assets for consolidated accounting purposes, as otherwise determined, was increased by this notional $5,329,492 future tax liability assumed. During the 2008 fiscal year the excess costs allocated to the cost of the property over tax pools was reassessed and this notional future tax liability was reduced to $4,166,493. This liability is not currently payable and the Company has no current intention of creating a statutory liability for such an amount in the future. Refer also to note 4.

The Company has non-capital losses of approximately $6.26 million (2007 - $4.31 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2027. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.15 million (2007 - $4.15 million) available to reduce taxable income in future years.

At March 31, 2008, the Company also has losses and deductions of approximately NZ$35.1 million (March 31, 2007 - NZ$29.6 million) available to offset future taxable income earned in New Zealand. These tax losses are available to be carried forward indefinitely as long as shareholder continuity is maintained.

NOTE 10 – SUBSEQUENT EVENTS

Legal claim

Subsequent to the year ended March 31, 2008, the Company and Austral Pacific Energy Ltd. (“Austral”) resolved a dispute related to the construction of the Cheal Production Station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 million common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. Furthermore, in the event Cheal A7 is successfully completed for production, the Company will receive an additional US$250,000 payable in equal installments over twelve months.

Property and Equipment

In May 2008, the Company signed a formal agreement with a subsidiary of New Zealand based Genesis Energy Limited to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The agreement is conditional to obtaining the consent of the Ministry of Economic Development in New Zealand.

In April 2008, the Company received consent from the Ministry of Economic Development in New Zealand approving the agreement with Discovery Geo Corporation to sell the Company’s 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit.

NOTE 11 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

2008	Canada	New Zealand	Total Company

Production revenue	$-	$4,103,954	$4,103,954
Royalty expenses	-	(209,096)	(209,096)
		3,894,858	3,894,858
Expenses:
General and administrative	895,126	1,425,967	2,321,093
Production costs	-	1,552,752	1,552,752
Stock option compensation	80,283	-	80,283
Insurance	50,533	-	50,533
Foreign exchange	815,996	47,847	863,843
Depletion, depreciation and accretion	4,594	1,344,151	1,348,745
	(1,846,532)	(4,370,717)	(6,217,249)

Other items
Interest income	392,601	33,989	426,590
Write-down of inventory	-	(201,431)	(201,431)
Write-off of oil and gas properties	-	(6,561,682)	(6,561,682)
Legal settlement	-	470,561	470,561
Sale of oil and gas property	-	208,438	208,438
	392,601	(6,050,125)	(5,657,524)

Net loss for the year	$(1,453,931)	$(6,525,984)	$(7,979,915)

Total assets	6,125,992	32,362,022	38,488,014
Capital expenditures for the year	-	5,372,213	5,372,213

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

The functional currency of the Company’s foreign operations is considered to be the Canadian dollar for the 2008 fiscal and accordingly the Company’s current accounting for foreign exchange under Canadian GAAP is consistent with the applicable US GAAP in this area.

In prior years the Company took the position that, for US GAAP purposes its foreign operations, while considered to be ‘integrated’ for purposes of foreign currency translation under Canadian GAAP, utilized a different functional currency from that of the Canadian parent company. Accordingly, in previous fiscal years the current rate method of foreign currency translation was used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from previous years’ foreign currency translations under U.S. GAAP would have been recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2008	2007
Property and Equipment under Canadian GAAP	$29,381,949	$32,014,990
Foreign currency translation adjustment	-	2,731,456
Cumulative historical adjustments	1,558,662	(1,172,794)
Oil and gas properties under U.S. GAAP	$30,940,611	$33,573,632

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2008 and 2007 would be $40,046,676 and $48,232,032, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

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

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2008	2007
Common stock under Canadian GAAP	$69,979,631	$69,979,631
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$73,022,489	$73,022,489

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2008	2007
Foreign currency translation adjustment	$-	$2,731,456
Cumulative historical adjustments	1,558,662	(1,172,794)
Foreign currency translation adjustment under U.S. GAAP	$1,558,662	$1,558,662

As a result of this adjustment, total stockholders’ equity under U.S. GAAP as at March 31, 2008 and 2007 would be $33,792,860 and $41,692,492, respectively.

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Exhibit
Reference	Exhibition Description
1.1	Articles of Association and Bylaws (1)
4.1	Form of Subscription Agreement for private placement dated September 2005 Canadian and Non- U.S. subscribers (2)
4.2	Form of Subscription Agreement for private placement dated September 2005 U.S. subscribers (2)
4.3	Underwriting Agreement dated September 1, 2005 (2)
4.4	Form of 2008 Share Option Plan (5)
4.5	Form of Subscription Agreement for private placement dated June 2006 Canadian and Non-U.S. subscribers (3)
4.6	Form of Subscription Agreement for private placement dated June 2006 U.S. subscribers (3)
4.7	Underwriting Agreement dated May 12, 2006 (3)
4.8	Form of Share Purchase Agreement dated May 9, 2006 between the Company and South Pacific Lease Operations Limited (3)
4.9	Articles (Post Continuance) as approved by shareholders on September 22, 2006 (3)
4.10	Audit Committee Charter (2)
4.11	Compensation Committee Charter (3)
4.12	Form of Share Purchase Agreement Amendment as dated June 16, 2006 (3)
4.13	Severance Agreement between the Company and Drew Cadenhead dated September 1, 2007 (4)
4.14	Executive Employment Agreement between the Company and Garth Johnson dated September 1, 2007 (4)
4.15	Consulting Agreement between the Company and DLJ dated September 1, 2007 (4)
4.16	Consulting Agreement between the Company and PRM dated July 1, 2008 (5)
4.17	Consulting Arrangement between the Company and Trans-Orient dated July 17, 2008 (5)
4.18	Director’s Compensation and Indemnity Agreement between the Company and John Vaccaro dated June 11, 2008 (5)

Exhibit Reference	Exhibition Description
4.19	Indemnity Agreement between the Company and Garth Johnson dated February 26, 2007 (5)
4.20	Indemnity Agreement between the Company and Giuseppe (Pino) Perone dated July 20, 2007 (5)
4.21	Indemnity Agreement between the Company and Dan Brown dated July 20, 2007 (5)
4.22	Option Agreement between the Company and David McCall dated August 1, 2008 (5)
4.23	Option Agreement between the Company and Carlos Kazianis dated August 1, 2008 (5)
8.0	List of Wholly-Owned Subsidiaries of TAG Oil Ltd. (5)
11.1	Code of Ethics (2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2000 filed on September 29, 2000.

(2)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2005 filed on September 28, 2005.

(3)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2006 filed on September 28, 2006.

(4)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2007 filed on September 28, 2007.

(5)	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TAG OIL LTD.

Date: September 29, 2008	By:	“Garth Johnson”

	Name:	Garth Johnson

	Title:	Chief Executive Officer